As filed with the Securities and Exchange Commission on April 28, 2016

1933 Act File No. 333-189544

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 7

to

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CORPORATE CAPITAL TRUST, INC.

(Exact Name of Registrant as Specified in Charter)

450 S. Orange Avenue

Orlando, Florida 32801

(Address of Principal Executive Offices)

(866) 745-3797

(Registrant’s Telephone Number, including Area Code)

Steven D. Shackelford

President and Chief Financial Officer

Kirk A. Montgomery

General Counsel and Secretary

450 South Orange Avenue

Orlando, Florida 32801

Telephone: (866) 745-3797

(Name and Address of Agent for Service of Process)

Copies To:

Kenneth E. Young, Esq.

William J. Bielefeld, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-4000

APPROXIMATE DATE OF PROPOSED OFFERING: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒

It is proposed that this filing will become effective (check appropriate box)

☒	when declared effective pursuant to section 8(c)

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 28, 2016

Preliminary Prospectus

A Business Development Company

Maximum Offering of 209,000,000 Shares of Common Stock

Corporate Capital Trust, Inc. is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (“1940 Act”). We are managed by CNL Fund Advisors Company and KKR Credit Advisors (US) LLC, both of which are registered as investment advisers with the Securities and Exchange Commission, or the SEC. We also have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company, or a “RIC,” under the Internal Revenue Code of 1986, as amended (the “Code”).

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation.

We are offering on a best efforts, continuous basis up to 209,000,000 shares of common stock in this offering. We are offering shares of our common stock pursuant to this prospectus only to investors who purchase through the registered investment advisor channel. No sales commissions or marketing support fees will be charged on purchases of shares of our common stock pursuant to this prospectus. The current offering price is $8.82; however, if our net asset value increases above our net proceeds per share as stated in this prospectus, we will sell our shares at a higher price as necessary to ensure that shares are not sold at a net price that is below our net asset value per share. Also, if our net asset value per share declines below 97.5% of the public offering price, then, subject to certain conditions, we may suspend selling shares until the net asset value per share is greater than 97.5% of the public offering price. Accordingly, subscriptions for this offering will be for a specific dollar amount rather than a specified quantity of shares, which may result in subscribers receiving fractional shares rather than full share amounts.

There has been no public market for, or historical valuation of, our shares. We commenced our continuous public offering of shares on April 4, 2011. See “Plan of Distribution.” We reserve the right to change our investment and operating policies without shareholder approval, except to the extent such approval is required by the 1940 Act.

•	An investment in our shares is not suitable for you if you might need access to the money you invest in the foreseeable future.

•	You will not have access to the money you invest for an indefinite period of time.

•	You will not be able to sell your shares regardless of how we perform.

•	Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

•	We do not intend to list our shares on any securities exchange during or for a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

•	We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase. In addition, any such repurchases will be at an at least 10% discount to the current offering price in effect on the date of repurchase.

•	The amount of distributions that the Company may pay, if any, is uncertain.

•	The Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company’s performance, such as from offering proceeds or borrowings.

We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 19 to read about the risks you should consider before buying shares of our common stock.

Shares of our common stock are highly illiquid and appropriate only as a long-term investment. An investment in our common stock should be considered only by investors who can assess and bear the high degree of illiquidity and other substantial risks associated with such an investment. See “Suitability Standards” and “Risk Factors.” Depending upon the terms and pricing of any additional offerings and the value of our investments, you may experience dilution in the book value and fair value of your shares. See “Risk Factors—Risks Related to an Investment in our Common Stock—A shareholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us” on page 39 for more information.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. A statement of additional information, dated the same date as this prospectus and containing additional information about us, has been filed with the SEC. The statement of additional information is incorporated in its entirety into this prospectus by reference and its table of contents appears on page 109. We also file with the SEC annual, quarterly, and current reports, proxy statements, and other information regarding us. You may obtain a copy of any of these filings free of charge, make shareholder inquiries or request other information about us, by contacting us by mail at Shareholder Services, Corporate Capital Trust, Inc., 450 S. Orange Ave., Orlando, FL 32801, or by telephone at 866-650-0650. These documents are also available without charge at our website at www.corporatecapitaltrust.com. The SEC maintains a web site (www.sec.gov) that contains the statement of additional information and other information regarding us.

	Current Public Offering Price Per Share (1)	Maximum Offering Amount (1) (2)
Price to public	$8.82	$1,843,380,000
Sales load (3)	None	None
Net proceeds to us (before expenses) (4)	$8.82	$1,843,380,000

(1)	Assumes all shares are sold at the current offering price of $8.82 per share (as of April 28, 2016), which is subject to adjustment based upon, among other things, our net asset value per share. There can be no assurance we will be able to sell all the shares we have registered.
(2)	Your initial subscription amount must be at least $5,000 (or $4,000 for qualified plans).
(3)	Prior to the closing of our continuous public offering to investors investing through the independent broker-dealer channel, sales of shares of our common stock in this offering were subject to a sales load of up to 10% of the offering price, which included up to 7% of the offering price for sales commissions, and up to 3% of the offering price for marketing support fees. No sales commissions or marketing support fees will be charged on purchases of shares of our common stock pursuant to this prospectus, and the offering price therefore does not include any sales load.
(4)	We estimate that we will incur in connection with this offering approximately $18.4 million of additional offering expenses through an assumed offering termination date of November 1, 2016. Accordingly, the offering expense reimbursement rate is expected to be 1.0% of maximum gross proceeds.

Because you will pay offering expenses of up to 1.0% of the public offering price, if you invest $100 in our shares, at least $99.00 of your investment will actually be available to us for investment purposes. As a result, based on the current public offering price of $8.82, you would have to experience an overall total return on your investment of at least 1.0% in order to recover the expected offering expenses. See “Use of Proceeds” on page 76.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in our shares is NOT a bank deposit and is NOT insured by the Federal Deposit Insurance Corporation or any other government agency.

    , 2016

EXPLANATORY NOTE

We are offering shares of our common stock pursuant to this prospectus only to investors who purchase through the registered investment advisor channel. In February 2016, we closed our continuous public offering to investors investing through the independent broker-dealer channel. Prior to the closing of our continuous public offering to investors investing through the independent broker-dealer channel, shares of our common stock in this offering were subject to a sales load of up to 10.0% of the public offering price, which consisted of sales commissions and marketing support fees of up to 7.0% and 3.0%, respectively, of the public offering price. No sales commissions or marketing support fees will be charged on purchases of shares of our common stock pursuant to this prospectus, and the offering price therefore does not include any sales load. See “Plan of Distribution—Managing Dealer” for more information regarding the historical fees paid to the Managing Dealer in this offering.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the SEC, in connection with a continuous offering process, to raise capital for us. In connection with that continuous offering process, we commenced our initial public offering on April 4, 2011. This follow-on public offering commenced upon the initial effective date of the registration statement of which this prospectus is part. Except where the context suggests otherwise, references in this prospectus to “the offering” or “this offering” mean this follow-on public offering. As we make material investments or have other material developments, we will periodically provide a prospectus supplement or may amend this prospectus to add, update or change information contained in this prospectus. We will seek to avoid interruptions in the continuous offering of our common stock, but may, to the extent permitted or required under the rules and regulations of the SEC, supplement the prospectus or file an amendment to the registration statement with the SEC if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus. However, there can be no assurance that our continuous offering will not be interrupted during the SEC’s review of any such registration statement amendment.

In addition, if the net asset value per share were to decline below 97.5% of the public offering price for ten continuous business days (for this purpose, any day on which the principal stock markets in the United States are open for business), then, unless and until our board of directors determines otherwise, we will voluntarily suspend selling shares in this offering until the net asset value per share is greater than 97.5% of the public offering price. We will supplement the prospectus in the event that we need to change the public offering price to comply with this adopted policy.

You should rely only on the information contained in this prospectus. Our Managing Dealer is CNL Securities Corp., which we refer to in this prospectus as our Managing Dealer. Neither we nor our Managing Dealer has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in our affairs, we will amend or supplement this prospectus. Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus, all prospectus supplements and the related registration statement exhibits, together with additional information described below under “Additional Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.

We maintain a website at www.corporatecapitaltrust.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

SUITABILITY STANDARDS

Shares of our common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

Those selling shares on our behalf and participating broker-dealers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor. In making this determination, your participating broker-dealer, authorized representative or other person selling shares on our behalf will, based on a review of the information provided by you, consider whether you:

•	meet the minimum income and net worth standards established in your state;

•	can reasonably benefit from an investment in our common stock based on your overall investment objectives and portfolio structure;

•	are able to bear the economic risk of the investment based on your overall financial situation, including the risk that you may lose your entire investment; and

•	have an apparent understanding of the following:

•	the fundamental risks of your investment;

•	the lack of liquidity of your shares;

•	the restrictions on transferability of your shares;

•	the background and qualification of our Advisors; and

•	the tax consequences of your investment.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

California – A California investor’s total investment in us shall not exceed 10% of his or her net worth.

Alabama – Alabama residents may not invest more than 10% of their liquid net worth in us and in other business development companies.

Idaho – An investment in us is limited to Idaho investors who have either (i) a gross annual income of at least $85,000 and a liquid net worth of at least $85,000 or (ii) a liquid net worth of at least $300,000. Additionally, an Idaho investor’s total investment in us shall not exceed 10% of his or her liquid net worth. (“Liquid net worth” shall include only cash plus cash equivalents. “Cash equivalents” includes assets which may be convertible to cash within one year).

Iowa – Investors are advised to limit their investments in the shares of us, our affiliates and other non-traded business development companies to no more than 10%, in aggregate, of their liquid net worth. Liquid net worth is defined as that portion of an Iowa investor’s net worth that is comprised of cash, cash equivalents or readily marketable securities.

Kansas – It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this investment and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Kentucky – In addition to the general suitability standards, Kentucky residents must not invest more than 10% of their liquid net worth in our shares or the shares of our non-publicly traded business development company affiliates. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Maine – In addition to the general suitability standards, the Maine Office of Securities recommends that an investor’s aggregate investment in this offering and other non-traded business development companies not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts – In addition to the general suitability standards, Massachusetts residents must not invest, in the aggregate, more than 10% of their net worth in us, our affiliates and similar investments.

Michigan – It is recommended by the Michigan Office of Financial and Insurance Regulation that Michigan citizens not invest more than 10% of their liquid net worth in us. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities that may be converted into cash within one year.

Nebraska – In addition to the general suitability standards, Nebraska residents must not invest, in the aggregate, more than 10% of their net worth in this offering.

New Jersey – New Jersey residents must have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $100,000 and an annual gross income of at least $100,000 or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. In addition, a New Jersey resident may not invest more than 10% of his or her liquid net worth in us, our affiliates, and other direct participation programs. “Liquid net worth” is that portion of an investor’s net worth that is comprised of cash, cash equivalents and readily marketable securities.

New Mexico and Ohio – In addition to the general suitability standards, residents must not invest, in the aggregate, more than 10% of their liquid net worth in us, our affiliates and other non-traded business development companies. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

North Dakota – In addition to the general suitability standards, North Dakota investors must represent that they have a net worth of at least ten times their investment in us.

Oklahoma – In addition to the general suitability standards, Oklahoma residents must not invest, in the aggregate, more than 10% of their net worth (not including home, home furnishings and automobiles) in us.

Tennessee – An investment in us is limited to Tennessee investors who have either (i) a gross annual income of at least $100,000 and a net worth of at least $100,000 or (ii) a net worth of at least $500,000. In addition, a Tennessee investor may not invest more than 10% of his or her net worth in this offering. Net worth shall exclude home, home furnishings and personal automobiles.

Texas – Texas residents purchasing shares (i) must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $250,000; and (ii) may not invest more than 10% of their net worth in us. For Texas residents, “net worth” does not include the value of one’s home, home furnishings or automobiles.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

In addition to the suitability standards established herein, your participating broker-dealer may impose additional suitability requirements to which you could be subject.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read carefully the entire prospectus, including the section entitled “Risk Factors,” before making a decision to invest in our common stock. Unless otherwise noted, the terms “we,” “us,” “our,” “Company” and “Corporate Capital Trust” refer to Corporate Capital Trust, Inc. We refer to CNL Financial Group, LLC as “CNL Financial Group” and to CNL Fund Advisors Company as “CNL.” We refer to KKR & Co. L.P. as “KKR & Co.” and to KKR Credit Advisors (US) LLC (formerly known as KKR Asset Management LLC) as “KKR.” CNL and KKR serve as our investment advisors and are collectively referred to as our “Advisors.” We refer to our wholly owned special purpose financing subsidiaries, CCT Funding LLC, Halifax Funding LLC, Paris Funding LLC and CCT Tokyo Funding LLC as “CCT Funding,” “Halifax Funding,” “Paris Funding” and “Tokyo Funding,” respectively.

Our Company

We are a non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Formed as a Maryland corporation on June 9, 2010, we are externally managed by CNL and KKR, which are collectively responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Both of our Advisors are registered as investment advisers with the SEC. We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company, or a RIC, under the Code.

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation. We pursue our investment objective by investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. As of December 31, 2015, our investment portfolio, excluding our short term investments, totaled $3.72 billion and consisted primarily of senior and subordinated debt. As we continue to grow our investment portfolio, we anticipate that a substantial portion of our portfolio will consist of senior and subordinated debt, which we believe offer opportunities for superior risk-adjusted returns and income generation. Our debt investments may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options, equity co-investments or other forms of equity participation. We may separately purchase common or preferred equity interests in transactions. Our portfolio includes fixed-rate investments that generate absolute returns as well as floating-rate investments that provide protection in rising interest rate and inflationary environments.

We will seek to continue to build on the strong investment expertise and sourcing networks of our Advisors and adhere to an investment approach that emphasizes strong fundamental credit analysis and rigorous portfolio monitoring. We intend to continue to be disciplined in selecting investments and focused on opportunities that we perceive offer favorable risk/reward characteristics and relative value. We believe the market for lending is currently characterized by significant demand for capital and that we will continue to have considerable opportunities as a provider of capital to achieve attractive pricing and terms on our investments. We plan to continue to raise capital with the goal of serving our target market and continuing to capitalize on what we believe is a compelling and sustained market opportunity. See “Company Profile” beginning on page 48.

Use of Proceeds

Since commencing our continuous public offering and through December 31, 2015, we have sold 296.2 million shares of our common stock for net proceeds of approximately $3.2 billion.

We have used net proceeds raised to date, and will use the net proceeds from this offering to make investments in accordance with our investment objective and by following the strategies described in this prospectus. These proceeds also may be used for working capital purposes. See “Use of Proceeds” beginning on page 76.

Based on prevailing market conditions, we will invest the proceeds from each weekly subscription closing generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, money market funds and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a business development company and our intention to qualify annually as a RIC.

We may also use a portion of the net proceeds to reduce our borrowings under revolving credit agreements, to pay our operating expenses and fund distributions to shareholders. In addition, we will pay management fees under the Investment Advisory Agreement as described elsewhere in this prospectus.

Distribution Policy

On June 8, 2011, we began authorizing and paying monthly distributions to our shareholders. Because we intend to maintain our qualification as a RIC, we intend to distribute at least 90% of our annual investment company taxable income to our shareholders. Our board of directors declares a weekly record date, a weekly distribution rate and a monthly distribution payment date. However, there can be no assurance that we will be able to continue to pay distributions at a specific rate or at all. Each year, as required, a statement on Internal Revenue Service Form 1099-DIV identifying the source of the distribution is mailed to our shareholders subject to IRS reporting. See “Distributions” on page 77.

We may fund our cash distributions to shareholders from any sources of funds available to us, including fee reductions by our Advisors that may be subject to repayment, as well as offering proceeds and borrowings. We have not established limits on the amount of funds we may use from any available sources to make distributions. Distributions from offering proceeds or from borrowings could also reduce the amount of capital we ultimately invest in portfolio companies. Our distributions in our initial year of 2011 of investment operations resulted from operating expense support payments by our Advisors to us that we were obligated to repay within three years. You should understand that such distributions in 2011 were not based on our investment performance. As of December 31, 2013, there were no remaining expense support amounts to be reimbursed to our Advisors. There can be no assurance that we will achieve the performance necessary to sustain our distributions, or that we will be able to continue to pay distributions at a specific rate, or at all. Our Advisors have no obligation to reduce their advisory fees or otherwise reimburse expenses now or in future periods.

The general sources of paid distributions attributable to the years ended December 31, 2015, 2014 and 2013 were as follows:

($ in thousands)	2015		2014		2013
Sources of Distributions:	Amount	Percentage	Amount	Percentage	Amount	Percentage
Investment operations	$205,044	100%	$142,018	100%	$87,005	100%
Expense support from Advisors	—	—	—	—	—	—
Borrowings	—	—	—	—	—	—
Paid-in capital (tax return of capital)	—	—	—	—	—	—

Total Distributions	$205,044	100%	$142,018	100%	$87,005	100%

Our Advisors

Our investment advisors are CNL, which is responsible for the overall management of our activities, and KKR, which is responsible for the day-to-day management of our investment portfolio. Under the overall supervision of our board of directors, CNL provides its investment advisory services under an investment advisory agreement with us, or the Investment Advisory Agreement, as amended, and its administrative services under an administrative services agreement with us, or the Administrative Services Agreement. KKR provides its services under a sub-advisory agreement with CNL and us, or the Sub-Advisory Agreement. See “Advisory Agreements and Fees” beginning on page 71.

Our investment process is a collaborative effort between CNL and KKR and benefits from the combined business and specific industry knowledge, transaction expertise and deal-sourcing capabilities they bring. To facilitate communication and coordination, our Advisors hold regular meetings to plan and discuss our investment strategy, potential investment opportunities, current market developments and investment goals. We believe their joint involvement in our business provides us with substantial market insight and valuable access to investment opportunities.

About CNL

CNL is a wholly owned subsidiary of CNL Financial Group, a private investment management firm specializing in alternative investment products. Anchored by over 40 years of thoughtful investing in relationships, CNL Financial Group or its affiliates have formed or acquired companies with more than $33 billion in assets. Performance-driven, CNL Financial Group strives to achieve investment returns by identifying emerging trends, accessing capital through its national distribution channels, and investing shareholder capital in a variety of credit and real estate investment products. Over its history, CNL Financial Group has invested through various market cycles in a broad range of industries, asset classes and geographies. Its sponsorship and management of a wide range of investment programs have fostered experience investing in and lending to companies operating in the retail, restaurant, health care, hotel, leisure, recreation, financial services and insurance industries.

CNL Financial Group’s disciplined investment approach values quality over quantity and concentrates on underserved, undercapitalized markets. By championing a long-term perspective that concentrates on building partnerships that extend beyond one transaction or one idea, CNL Financial Group has developed a broad network of business relationships, which we will have access to and from which we will benefit. CNL Financial Group partners with prominent investment organizations to provide shareholders access to a distinctive platform of products.

About KKR

KKR is a subsidiary of KKR & Co., a leading global investment firm that manages investments across multiple asset classes including private equity, energy, infrastructure, real estate, credit and hedge funds. KKR & Co. aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation in the assets it manages. KKR & Co. invests its own capital alongside the capital it manages for fund investors and brings debt and equity investment opportunities to others through its capital markets business.

KKR & Co.’s business offers a broad range of investment management services to its fund investors and provides capital markets services to KKR & Co., its portfolio companies and third parties. Throughout KKR & Co.’s history, KKR & Co. has consistently been a leader in the private equity industry. KKR & Co. has grown its firm by expanding its geographical presence and building businesses in new areas, such as credit, special situations, hedge funds, collateralized loan obligations (“CLOs”), capital markets, infrastructure, energy and real estate. These efforts build on KKR & Co.’s core principles and industry expertise, allowing KKR & Co. to leverage the intellectual capital and synergies in its businesses, and to capitalize on a broader range of the opportunities it sources. Additionally, KKR & Co. has increased its focus on meeting the needs of its existing fund investors and in developing relationships with new investors in its funds.

KKR & Co. conducts its business with offices throughout the world, providing it with a pre-eminent global platform for sourcing transactions, raising capital and carrying out capital markets activities. KKR & Co.’s growth has been driven by value that it has created through its operationally focused investment approach, the expansion of its existing businesses, its entry into new lines of business, innovation in the products that it offers investors in its funds, an increased focus on providing tailored solutions to its clients and the integration of capital markets distribution activities.

KKR & Co. has also used its balance sheet as a significant source of capital to further grow and expand its business, increase its participation in its existing businesses and further align its interests with those of its fund investors and other stakeholders.

See “Company Profile – Our Advisors” beginning on page 48.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” beginning on page 19 before deciding to invest in shares of our common stock. Risks involved in an investment in us include (among others) the following:

•	We are a relatively new company and are subject to all of the business risks and uncertainties associated with any business with a relatively short operating history, including the risk that we will not achieve our investment objective and that the value of our common stock could decline substantially.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	If you are able to sell your shares of common stock, you will likely receive less than your purchase price and the current net asset value per share. Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

•	We do not intend to list our common stock on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

•	We have implemented a share repurchase program, but only a limited number of shares of common stock are eligible for repurchase by us. In addition, any such repurchases will be at a price less than the current offering price in effect on the date that we initiate each quarterly repurchase offer.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in our shares of common stock is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”

•	Our portfolio companies may request our assistance in the management of their affairs, however we may not have director or shareholder controls over the business affairs of the companies to which we loan capital. In addition, our investments in portfolio companies will be structured to be held until maturity and may not provide us with favorable terms for short term liquidity of the capital that we invest in them.

•	We have not established any limit on the extent to which we may use borrowings or offering proceeds to fund distributions to shareholders, which may reduce the amount of capital we ultimately invest in assets, and there can be no assurances that we will be able to sustain distributions at any particular level. Our distributions may exceed our earnings, particularly during the period before we have substantially invested our net offering proceeds, which may result in commensurate reductions in net asset value per share.

•	Our investments may include original issue discount instruments and payment-in-kind interest (“PIK”) and in some cases, may involve a “toggle” feature permitting an option at each interest payment date of making interest payments in (i) cash, (ii) additional debt securities or (iii) a combination of cash and additional debt securities. To the extent original issue discount and PIK constitute a portion of our income, we will be exposed to risks associated with such income being required to be included in taxable and accounting income prior to receipt of the cash representing such income.

•	Our Managing Dealer, CNL Securities Corp., is an affiliate of CNL. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Accordingly, you will have to rely on your own broker-dealer or investment advisor to make an independent review of the terms of this offering. If your broker-dealer or investment advisor does not conduct such a review, you will not have the benefit of an independent review of the terms of this offering. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to other publicly traded companies.

•	The total return swap, or TRS, entered into by our wholly owned financing subsidiary exposes us to certain risks, including market risk, liquidity risk, counterparty risk and other risks associated with the use of leverage. Where indicated, some of our portfolio information includes TRS assets that are owned and held by counterparty to the TRS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Portfolio and Investment Activity” for more information.

Market Opportunity

We pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. We believe that the size of the market and these companies’ demand for flexible sources of capital has the potential to create an attractive investment environment for a number of reasons, including the following:

•	Current Market Environment. During the twelve months ended December 31, 2015, markets were influenced by geopolitical concerns as well as sector specific dislocations, such as commodities and energy. Significant recurring outflows in open-ended credit mutual funds and exchange traded funds have occurred. These factors, along with thin liquidity, have placed downward pressure on valuations in the types of investments in which we invest and contributed to an increase in volatility in such investments.

CCT’s closed-end structure and long term fundamental underwriting approach positions us to continue to focus on providing capital to companies that, for a variety of reasons, are unable to access the syndicated debt markets and/or achieve attractive terms on their debt. In the United States, successful access to the liquid credit markets is often limited by the issuer’s size, complicated industry dynamics, regulatory overhang, and unique or complex capital structures. Therefore, considering the recent dynamic market environment, our basic investment premise emphasizing directly originated and other private credit investments remains unchanged. However, we remain mindful of, and continue to scan for attractive opportunities in secondary credit markets resulting from specific situations and volatility.

We believe that privately originated transactions with both U.S. and foreign middle market companies will outperform low-yielding government bonds and high grade credit over the long-term. Furthermore, we believe future lending opportunities will expand given recent financial regulation that is resulting in commercial banks reducing lending levels to middle-market companies. We maintain a high degree of caution and believe continued focus on the fundamentals, including rigorous due diligence, robust credit underwriting and direct structuring of investments best positions the portfolio to protect principal and generate attractive risk-adjusted returns.

•	Significant Private Equity Capital Available for New Transactions. In addition to general refinancing opportunities that rely heavily on debt financing, we believe there is a large pool of committed but uninvested capital, both in the United States and globally, available for use in new private equity investments. Industry sources suggest that as of April 2016, there was more than $780 billion of private equity capital available for private equity investments in the United States alone. We expect that as a result of their investable capital, private equity firms will be active investors in U.S. medium- and large-sized companies over the next few years and will require significant amounts of debt to finance their transactions including mergers, acquisitions, and carve outs.

•	Greater Demand for Non-Traditional Sources of Debt Financing. We believe that the financial crisis of 2008 inspired a certain skepticism on the part of small and middle-market companies towards institutional banks. Facing balance sheet strain as a result of the financial crisis, we believe that these institutions have also become less focused on building a constructive, long-term relationship with smaller borrowers. Consequently, we believe there is an increasing trend for companies to seek financing from alternative capital providers, such as our Company, that are able to develop trusted relationships with borrowers and offer a higher degree of certainty.

•	Business Environment. As new banking regulations, such as those implementing the 2010 Basel Committee on Banking Supervision’s Third Accord (or, Basel III) and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (or, the Dodd-Frank Act), require financial institutions to meet increased capital requirements, we believe it will become difficult and inefficient for these institutions to meet the financing needs of growing medium- to large-sized companies and we believe these regulations will broaden investment opportunities for non-bank investors and investment entities like us.

See “Company Profile – Market Opportunity” beginning on page 50.

Our Potential Competitive Advantages

As a business development company with a particular focus on lending activities, we experience competition from other business development companies, commercial banks, specialty finance companies, open-end and closed-end investment companies, opportunity funds, private equity funds and institutional investors, many of which may have greater financial resources than we do for the purposes of lending to U.S. businesses within our stated investment focus. These competitors may also have a lower cost of capital, may be subject to less regulatory oversight, and may have lower overall operating costs. The level of competition impacts both our ability to raise capital, find suitable corporate borrowers that meet our investment criteria and acquire and originate loans to corporate borrowers. We may also face competition from other funds that affiliates of KKR participate in or advise.

We believe we have the following potential competitive advantages over other capital providers that operate in the markets we target, which allows us to take advantage of the market opportunities we have identified:

•	Proprietary Sourcing and Deal Origination. Our Advisors, through their deep industry relationships and investment teams that actively source new investments, provide us with immediate access to an established source of proprietary investment opportunities. CNL and KKR have built leading franchises and deep relationships with major companies, financial institutions and other investment and advisory institutions for sourcing new investments. KKR’s investment professionals are also organized into industry groups that conduct their own primary research, develop views on industry themes and trends and proactively work to identify companies in which to invest, often on an exclusive basis. We believe that our Advisors’ broad networks and the internal deal generation strategies of their investment teams create favorable opportunities to deploy capital across a broad range of originated transactions that have attractive investment characteristics.

•	Focus on Preserving Capital and Minimizing Losses. We believe that protecting principal and avoiding capital losses are critical to generating attractive risk-adjusted returns. Toward that end, our investment process is designed to: (i) utilize our Advisors’ proprietary knowledge and deep industry relationships to identify attractive prospective portfolio companies, (ii) conduct rigorous due diligence to evaluate the creditworthiness of, and potential returns from, credit investments in such portfolio companies, (iii) stress test prospective investments to assess the viability of potential portfolio companies in a downside scenario and their ability to repay principal and (iv) structure investments and design covenants and other rights that anticipate and mitigate issues identified through this process.

•	Experienced Management and Investment Expertise. Affiliates of each of our Advisors have more than 35 years of investment experience that spans a broad range of economic, market and financial conditions. By accessing the combined resources, skills and experience of our Advisors, we believe we benefit from CNL’s contrarian investment philosophy of focusing on underserved, undercapitalized markets and KKR’s rigorous investment approach, industry expertise and experience investing throughout a company’s capital structure.

•	Disciplined Credit Analysis and Portfolio Monitoring. Our Advisors provide us with immediate access to an established platform for evaluating investments, managing risk and focusing on opportunities that generate superior returns with appropriate levels of risk. Through KKR, we benefit from an investment infrastructure that allows for intensive due diligence to filter investment opportunities and helps select investments that offer favorable risk/reward characteristics.

•	Versatile Transaction Structuring and Flexible Capital. Our Advisors have experience and expertise in evaluating and structuring investments at all levels of a company’s capital structure and with varying features, providing numerous tools to manage risk while preserving opportunities for income, capital preservation and, to a lesser extent, long-term capital appreciation. We seek to continue to capitalize on this expertise and build our Investment Portfolio that performs in a broad range of economic conditions while meeting the unique needs of a broad range of borrowers. Although we are subject to regulation as a business development company, we are not subject to many of the regulatory limitations that govern traditional lending institutions. As a result, we believe that we can be more flexible in selecting and structuring investments and adjusting investment criteria. We believe borrowers view this flexibility as a benefit, making us an attractive financing partner.

•	Long-Term Investment Horizon. We believe that our flexibility to make investments with a long-term perspective provides us with the opportunity to generate favorable returns on invested capital and expands the types of investments that we may consider. The long-term nature of our capital helps us avoid disposing of assets at unfavorable prices and we believe makes us a better financing partner for portfolio companies. See “Company Profile – Our Potential Competitive Advantages” beginning on page 50.

Our Investment Strategy

Our investment strategy focuses on creating an investment portfolio that generates superior risk-adjusted returns by carefully selecting investments through rigorous due diligence and actively managing and monitoring our portfolio. When evaluating an investment, we use the resources of our Advisors to develop an investment thesis and a proprietary view of a potential portfolio company’s intrinsic value. We believe our flexible approach to investing allows us to take advantage of opportunities that offer favorable risk/reward characteristics.

While we consider each investment opportunity independently, we generally focus on portfolio companies that share the following characteristics:

•	Size. We seek to provide capital to medium- and large-sized private companies, which typically have more defensible market positions, stronger franchises and operations and better credit characteristics relative to their smaller peers. Although there are no strict lower or upper limits on the size of a company in which we may invest, we expect to focus on companies with EBITDAs (earnings before interest, taxes, depreciation and amortization) greater than $25 million.

•	Capital Structure. Our portfolio consists primarily of senior and subordinated debt, which may in some cases be accompanied by warrants, options, equity co-investments, or other forms of equity participation. We seek to invest in companies that generate free cash flow at the time of our investment and benefit from material investments from well-known equity investors.

•	Management Team. We seek to prioritize investing in portfolio companies with strong management teams that we believe have a clear strategic vision, long-standing experience in their industry and a successful operating track record. We favor companies in which management’s incentives appear to be closely aligned with the long-term performance of the business, such as through equity ownership.

•	Stage of Business Life Cycle. We seek mature, privately owned businesses that have long track records of stable, positive cash flow. We do not intend to invest in start-up companies or companies with speculative business plans. As a business development company, we generally must, under relevant SEC rules, invest at least 70% of our total assets in “qualifying assets,” which includes all private companies, companies whose securities are not listed on a national securities exchange, and certain public listed companies that have a market capitalization of less than $250 million.

•	Industry Focus. While we will consider opportunities within all industries, we seek to prioritize industries having, in our view, favorable characteristics from a lending perspective. For example, we seek companies in established industries with stable competitive and regulatory frameworks, where the main participants have enjoyed predictable, low-volatility earnings. We give less emphasis to industries that are frequently characterized by less predictable and more volatile earnings.

•	Geography. As a business development company under the 1940 Act, we focus on and invest at least 70% of our total assets in U.S. companies. To the extent we invest in foreign companies, we are required to do so in accordance with 1940 Act limitations and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the European Union, as well as Canada, Australia and Japan.

While we believe that the criteria listed above are important in identifying and investing in portfolio companies, we consider each investment on a case-by-case basis. It is possible that not all of these criteria will be met by each portfolio company in which we invest. There is no limit on the maturity or duration of any investment in our portfolio. Substantially all of the investments held in our portfolio have either a sub-investment grade rating by Moody’s Investors Service and/or Standard & Poor’s or are not rated by any rating agency. Investment sizes vary as our capital base changes and are ultimately at the discretion of our Advisors subject to oversight by our board of directors.

Other Factors Affecting Portfolio Construction

As a business development company that is regulated under the 1940 Act and intends to qualify annually as a RIC under the Code, our investment activities are subject to certain regulatory restrictions that will shape our portfolio construction. These restrictions include requirements that we invest our capital primarily in U.S. companies that are privately owned or that are listed on a national securities exchange with a market capitalization of less than $250 million, as well as investment diversification and source of income criteria that are imposed by the Code. For a description of certain valuation risks associated with our investments in privately owned companies, see “Risk Factors—Risks Related to Our Business—A majority of our Investment Portfolio is recorded at fair value as determined in good faith in accordance with procedures established by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments and the accuracy of our net asset value.”

In addition, we generally are not permitted to co-invest alongside certain affiliates of our Advisors in privately negotiated transactions, absent an exemptive order from the SEC. On May 21, 2013, the SEC issued an order granting us exemptive relief that expands our ability to co-invest with certain of our affiliates in privately negotiated transactions. Subject to the conditions specified in the exemptive order, we are permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR.

Portfolio and Investment Activity

As of December 31, 2015, our investment program consisted of two main components. First, since the inception of our investment activities we have been engaged in the direct purchase of debt securities primarily issued by portfolio companies, and directly lending or providing equity capital to portfolio companies. We refer to this investment component as our “Investment Portfolio” in this prospectus. Second, beginning in November 2012, we have supplemented our economic exposure to portfolio companies by entering into total return swaps (“TRS”) arrangements with a commercial bank counterparty and directing the creation of a portfolio of underlying corporate bonds and loans that serve as reference assets under the TRS. We refer to this investment component as either our portfolio of TRS assets, or our “TRS Portfolio.”

In the case of our TRS Portfolio, we receive all: (i) realized income and fees and (ii) realized capital gains generated by the TRS assets. In return, we must pay quarterly to the TRS counterparty a payment consisting of: (i) realized capital losses and (ii) financing costs that are based on (A) a floating financing rate and (B) the settled notional amount of the TRS assets. The settled notional amount of the TRS assets is the net aggregate cost of the TRS assets underlying the TRS Portfolio that are settled and owned by the counterparty. The total notional amount of TRS assets includes the settled notional amount plus the effect of the purchase and sale of TRS assets where a TRS asset trade settlement, if any, is pending. At the end of the TRS contract life, we will receive additional economic benefit if the net value of the portfolio of TRS assets appreciates relative to the settlement date TRS notional amount. Correspondingly, we will be required to pay the counterparty the amount, if any, by which the net value of the portfolio of TRS assets declines relative to the settlement date TRS notional amount. We do not own, or have physical custody of, the TRS assets. The TRS assets are not direct investments by us.

As of December 31, 2015, our Investment Portfolio consisted of debt and equity securities relating to 124 portfolio companies diversified across 21 industry classifications and the TRS Portfolio consisted of debt securities relating to 48 portfolio companies diversified across 16 industry classifications.

The information presented in the table below is for further analysis of our Investment Portfolio and our TRS Portfolio based on fair value as of December 31, 2015, excluding short term investments. However, our investment program is not managed with any specific investment diversification or dispersion target goals.

	As of December 31, 2015 ($ in thousands)
	Investment Portfolio at Fair Value	Percentage of Investment Portfolio	TRS Portfolio at Fair Value	Percentage of TRS Portfolio
Asset Category
Senior debt
Senior secured loans—first lien	$1,593,668	42.8%	$256,870	83.3%
Senior secured loans—second lien	1,100,781	29.6	43,971	14.3
Senior secured bonds	184,509	5.0	6,353	2.1

Total senior debt	2,878,958	77.4	307,194	99.7
Subordinated debt	457,287	12.3	1,019	0.3
Structured products	116,208	3.1	—
Equity/Other	269,808	7.2	—

Total	$3,722,261	100.0%	$308,213	100.0%

For a further discussion of our investment activities and investment attributes of both our Investment Portfolio and TRS Portfolio as of December 31, 2015 and 2014 and for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Portfolio and Investment Activity – Portfolio Investment Activity for the Years Ended December 31, 2015, 2014 and 2013.”

Advisors Fees

We pay CNL a fee for its services under the Investment Advisory Agreement. The fee consists of two components: a management fee and an incentive fee. The Sub-Advisory Agreement between CNL and KKR provides that KKR receives 50% of all fees payable to CNL under the Investment Advisory Agreement. The management fee is calculated at an annual rate of 2% of our average gross assets and is payable monthly in arrears. The incentive fee comprises the following two parts:

•	An incentive fee on net investment income, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears and is based upon our pre-incentive fee net investment income for the immediately preceding quarter. The quarterly incentive fee on net investment income is (a) 100% of the pre-incentive fee net investment income between 1.75% and 2.1875% of average adjusted capital, plus (b) 20% of pre-incentive fee net investment income in excess of 2.1875% of average adjusted capital.

•	An incentive fee on capital gains is calculated and payable in arrears as of the end of each calendar year. It is equal to 20% of our realized capital gains on a cumulative basis from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fees on capital gains as calculated in accordance with U.S. generally accepted accounting principles (GAAP) (subject to the limitation discussed in the next paragraph).

From and after January 1, 2013, for purposes of computing the performance-based incentive fee payable to the Advisors, we disregard any gains associated with the TRS interest spread (which represents the difference between (i) the interest and fees received on TRS, and (ii) the interest paid to the TRS counterparty on the settled notional value of TRS), and we only consider the net realized gains or losses on the termination or maturity of TRS for the purpose of testing and computing incentive fees on capital gains that may be payable annually to the Advisors.

The incentive fee may induce our Advisors to make investments on our behalf that are more risky or more speculative than would otherwise be the case. Similarly, because our management fee is calculated based on our gross assets (including any borrowings for investment purposes), our Advisors may be encouraged to use leverage to make additional investments. See “Risk Factors—Risks Related to Our Advisors and their Respective Affiliates—Our incentive fee may induce our Advisors to make speculative investments” on page 24 and “Advisory Agreements and Fees” beginning on page 71.

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that investors will likely have limited ability to sell their shares. As a result, we have established suitability standards which require investors to have either: (i) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth of at least $250,000. Under these standards, net worth does not include your home, home furnishings or personal automobiles. In addition, our Managing Dealer will require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of our shares, (d) the background and qualifications of our Advisors and (e) the tax consequences of the investment. See “Suitability Standards” beginning on page 1 for further details and additional suitability requirements that may apply to residents of specific states or clients of participating broker-dealers.

Plan of Distribution

We are offering on a best efforts, continuous basis up to 209,000,000 shares of our common stock at our current offering price of $8.82 per share. Our Managing Dealer is CNL Securities Corp., which is an affiliate of CNL and a member of the Financial Industry Regulatory Authority, or FINRA, and the Securities Investor Protection Corporation, or SIPC. Our Managing Dealer is not required to sell any specific number or dollar amount of shares, but has agreed to use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000 in shares of our common stock (or $4,000 for qualified plans). We will sell our shares on a continuous basis at the current offering price of $8.82. If or when our net asset value per share increases above our net proceeds per share as stated in this prospectus, our board of directors will increase our public offering price to ensure that shares are sold at a net price that is not below our net asset value per share. See “Plan of Distribution” beginning on page 113.

How to Subscribe

Investors who meet the suitability standards described in this prospectus may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Review this entire prospectus and any appendices and supplements accompanying this prospectus.

•	Complete and execute a subscription agreement and submit the completed subscription agreement to a selected broker-dealer. A specimen copy of the subscription agreement is included as an exhibit to the registration statement of which this prospectus forms a part. Non-resident alien investors must also provide a completed original current Form W-8BEN.

•	Your investment funds for the full purchase price of the shares of our common stock must be submitted with your subscription agreement. Your initial subscription amount must be at least $5,000 (or $4,000 for qualified plans). Any purchases thereafter must be at least $500.

•	Direct a funds wire to UMB Bank, N.A. as EA for Corporate Capital Trust, ABA Routing #101000695, Account #987 191 7118, FBO (Investor’s Name); or

•	Make any check payable to “UMB Bank, N.A., as EA for Corporate Capital Trust, Inc.” or, if purchasing for a qualified plan or brokerage account, the custodian of record.

We schedule weekly closings on subscriptions received and accepted by us. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription until at least five business days after the date you receive this prospectus. See “Subscription Process” on page 115.

Shareholder Liquidity Strategy

On or before December 31, 2018, our board of directors must consider, but is not required to recommend or complete, a liquidity event for our shareholders. A liquidity event could include: (i) a listing of our shares on a national securities exchange, (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company, or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining whether to pursue a liquidity event in the future. If a liquidity event is not completed, shareholders may be required to hold their shares for an indefinite period of time. Prior to a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased as described below.

See “Company Profile – Shareholder Liquidity Strategy” beginning on page 64.

Our Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan that allows our shareholders to have the full amount of their distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan” on page 116.

Share Repurchase Program

We have adopted a share repurchase program in which we may repurchase, in each quarter, up to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the issuance of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the sale of our investments as of the end of the applicable period to repurchase shares. Our board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares. See “Share Repurchase Program” beginning on page 116.

Reports to Shareholders

Within 45 days after the end of each fiscal quarter, we are required to file our quarterly report on Form 10-Q. Within 90 days after the end of each fiscal year, we are required to file our annual report on Form 10-K. We will provide a copy of our annual report on Form 10-K to all shareholders of record as of the end of each fiscal year shortly after filing it with the SEC. These reports, including any prospectus supplements, current reports on Form 8-K and any amendments to these listed reports are made available free of charge on our website at www.corporatecapitaltrust.com and on the SEC’s website at www.sec.gov.

See “Additional Information – Reports to Shareholders” beginning on page 119.

Taxation of Our Company

We have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on ordinary income or capital gains we distribute to our shareholders from our tax earnings and profits. To maintain our RIC qualification, we must continue to meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our investment company taxable income (ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses), if any. We will monitor our transactions to endeavor to prevent our disqualification as a RIC. See “Tax Matters” beginning on page 119.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear, directly or indirectly. Other expenses are estimated and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, shareholders will indirectly bear such fees or expenses.

Shareholder transaction expenses (as a percentage of offering price)
Sales load (1)	None
Offering expenses (2)	1.0%
Distribution reinvestment plan fees (3)	—%

Total shareholder transaction expenses	1.0%

Annual expenses (as a percentage of net assets attributable to common shares)
Base management fee (4) (5)	3.19%
Incentive fees (6)	0.36%
Interest payments on borrowed funds (4) (7)	2.53%
Acquired fund fees and expenses (4)(8)	0.07%
Other expenses (9)	0.46%

Total annual expenses	6.61%

Example: We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in our common stock. In calculating the following expense amounts, we have assumed that: (1) we have indebtedness, including deemed senior securities from the TRS arrangement, equal to 67% of our average net assets, (2) that our annual operating expenses remain at the levels set forth in the table above, (3) that the annual return on investments before fees and expenses is 5% and (4) that the net return after payment of fees and expenses is distributed to shareholders and reinvested at net asset value.

	1 Year		3 Years		5 Years		10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from investment income:		$71		$191		$308		$588
You would pay the following incremental incentive fees on a $1,000 investment, assuming 5% annual return solely from realized capital gains:	$	+15	$	+41	$	+61	$	+91

Total expenses assuming a 5% annual return solely from realized capital gains:		$86		$232		$369		$679

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than shown. While the example assumes a 5% annual return on investment before fees and expenses, our performance will vary and may result in an annual return that is greater or less than 5%. This example should not be considered a representation of your future expenses. If we achieve sufficient returns on our investments to trigger a subordinated incentive fee on income of a material amount, both our distributions to our common shareholders and our expenses would be higher. If the 5% annual return is generated entirely from annual, realized capital gains, an incentive fee on capital gains under the Investment Advisory Agreement would be incurred, as shown above. See “Advisory Agreements and Fees” for information concerning incentive fees. If we achieve sufficient returns on our investments to trigger a subordinated incentive fee on income of a material amount, our expenses would likely be higher.

(1)	Prior to the closing of our continuous public offering to investors investing through the independent broker-dealer channel, sales of shares of our common stock in this offering were subject to a sales load of up to 10% of the offering price, which included up to 7% of the offering price for sales commissions, and up to 3%. No sales commissions or marketing support fees will be charged on purchases of shares of our common stock pursuant to this prospectus, and the offering price therefore does not include any sales load.

(2)	The offering expense reimbursement ratio of 1.0% is based on current estimates of (i) offering expenses of $18.4 million to be incurred and reimbursed by us in connection with this offering, (ii) 209 million shares sold pursuant to this offering and (iii) a public offering price of $8.82 per share over the remaining term of this offering. While we believe that these estimates are reasonable, the actual offering expense reimbursement ratio may be higher than 1.0%. CNL and KKR are responsible for the payment of our organization and offering expenses to the extent that these expenses exceed 5% of the aggregate gross proceeds from the offering, without recourse against or reimbursement by us. For the years ended December 31, 2015, 2014 and 2013, the effective offering expense reimbursement rate was 0.5%, 0.8% and 0.9%, respectively, of gross offering proceeds.
(3)	The expenses of the distribution reinvestment plan are included in other expenses in the table above. See “Distribution Reinvestment Plan.”
(4)	Weighted average net assets employed as the denominator for expense ratio computation is $2.654 billion. This estimate is based on the assumption that we sell $120 million worth of our common stock in the twelve month period ending December 31, 2016 primarily from our distribution reinvestment plan. Actual net assets will depend on the number of shares we sell, realized gains/losses, unrealized appreciation/depreciation and share repurchase activity.
(5)	Our base management fee paid to our Advisors is calculated at an annual rate of 2% on the average value of our gross assets, and assuming we borrow funds, including the deemed senior securities from the TRS arrangement, at 67% of net assets. The estimate in the Fees and Expenses table is greater than 2% since it is computed as a percentage of net assets. If we borrow funds in excess of the 67% debt-to-net asset value ratio, then our base management fee in relation to our net assets would be higher than the estimate presented in the fee table.
(6)	The estimate for incentive fees assumes that the incentive fees payable to our Advisors (including the accrual for net unrealized appreciation) will bear the same percentage to average net assets for 2016 as (i) the incentive fees of $8.733 million (as reported in our 2015 Form 10-K) bears to (ii) our average net assets for 2015 ($2.428 billion as reported in our 2015 Form 10-K), which percentage is 0.36%. Based on our current business plan, we anticipate that we may have sufficient capital gains and/or net investment income that could result in the payment of incentive fees to our Advisors for the fiscal year ending December 31, 2016. The incentive fees are based on our performance and will not be paid unless we achieve certain goals. See “Advisory Agreements and Fees” for more information concerning the incentive fees. The incentive fee, if any, comprises two parts:

(i) a subordinated incentive fee on income, which, at a maximum, for any quarter in which our pre-incentive fee net investment income exceeds 2.1875% of our average adjusted capital, will equal 20% of the amount of our pre-incentive fee net investment income; and

(ii) an incentive fee on capital gains that will equal 20% of our capital gains, if any, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP (subject to the limitation discussed in the next paragraph).

From and after January 1, 2013, for purposes of computing the performance-based incentive fee payable to the Advisors, we disregard any gains associated with the TRS interest spread (which represents the difference between (i) the interest and fees received on total return swaps, and (ii) the interest paid to the total return swaps counterparty on the settled notional value of total return swaps), and we only consider the net realized gains or losses on the termination or maturity of total return swaps for the purpose of testing and computing incentive fees on capital gains that may be payable annually to the Advisors.

(7)	We borrow funds to make investments, and the costs associated with such borrowing will be indirectly borne by our investors. The estimate in the Fees and Expenses table assumes we borrow for investment purposes an amount equal to 67% of our net assets and that the weighted average all-in annual cost of borrowings is 3.84%, including deemed senior securities from the TRS arrangement.
(8)	From time to time, we may invest in the securities or other investment instruments of public investment companies or business development companies that have fees and expenses. We estimated that the expenses of these acquired funds are 0.07% as a percentage of our average net assets.
(9)	Other expenses are based on a projection of expenses we expect to incur in connection with administering our business and our company during calendar year 2016. The expenses of the distribution reinvestment plan are included in other expenses. The percentage presented in the Fees and Expenses table is based on the assumptions that (i) we achieve average net assets of approximately $2.654 billion during calendar year 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview – Operating Expenses.”

CERTAIN QUESTIONS AND ANSWERS

Q:	What are business development companies?

A: Business development companies are closed-end funds that elect to be treated as business development companies under the 1940 Act. As such, business development companies are subject to only certain sections of and rules under the 1940 Act, as well as the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Business development companies typically invest in private or thinly traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. Business development companies can be internally or externally managed and may qualify to elect to be taxed as regulated investment companies, or RICs, for federal tax purposes if they so choose.

Q:	What is a RIC?

A: A RIC is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income that it distributes to its shareholders as taxable distributions. To qualify as a RIC, a company must meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, a company must distribute to its shareholders for each taxable year at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses.

Q:	What is a “best efforts” securities offering and how long will this securities offering last?

A: When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell such shares. Broker-dealers are not underwriters, and they do not have a firm commitment or obligation to purchase any of the shares of common stock. We currently intend to file post-effective amendments to this registration statement, which will be subject to SEC review, to allow us to continue this offering until November 1, 2016. Under certain conditions, we may decide to extend this offering beyond November 1, 2016.

Q:	At what periodic frequency will we accept and close on subscriptions?

A: We schedule weekly closings on subscriptions received and accepted by us.

Q:	Will I receive a stock certificate?

A: No. Our board of directors has authorized the issuance of shares of our capital stock without stock certificates. All shares of our common stock are issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces our offering costs and transfer agency costs.

Q:	Can I invest through my IRA, SEP or after-tax deferred account?

A: Yes, subject to the suitability standards. A custodian, trustee or other authorized person must process and forward to us subscriptions made through individual retirement accounts, or IRAs, simplified employee pension plans, or SEPs, or after-tax deferred accounts. In the case of investments through IRAs, SEPs or after-tax deferred accounts, we will send the confirmation and notice of our acceptance to such custodian, trustee or other authorized person. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.

Q:	What kinds of fees will I be paying?

A: There are two types of fees that you will incur. First, there are shareholder transaction expenses that are a one-time up-front fee. They are calculated as a percentage of the public offering price and made up of offering expenses. Second, as an externally managed business development company, we also incur various recurring expenses, including the management fees and incentive fees that are payable under our Investment Advisory Agreement and administrative costs that are payable under our Administrative Services Agreement. See “Fees and Expenses” and “Advisory Agreements and Fees” for more information.

Q:	How will the payment of fees and expenses affect my invested capital?

A: The payment of fees and expenses will reduce: (i) the funds available to us for investments in portfolio companies, (ii) the net income generated by us, (iii) funds available for distribution to our shareholders and (iv) the book value of your shares of common stock.

Q:	Are there any restrictions on the transfer of shares?

A: No. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable. We do not intend to list our securities on any securities exchange during the offering period, and we do not expect there to be a public market for our shares in the foreseeable future. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See “Risk Factors—Risks Related to an Investment in our Common Stock.”

Q:	Will I be able to sell my shares of common stock in a secondary market?

A: We do not intend to list our shares on a securities exchange during the offering period and do not expect a public market to develop for our shares in the foreseeable future. Because of the lack of a trading market for our shares, shareholders may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Q:	Will I otherwise be able to liquidate my investment?

A: On or before December 31, 2018, our board of directors must consider, but is not required to recommend or complete, a liquidity event for our shareholders. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or other transaction approved by our board of directors in which our shareholders will receive cash or shares of another publicly traded company; or (iii) a sale of all or substantially all of our assets, either on a complete portfolio basis or individually, followed by a liquidation. However, there can be no assurance that we will complete a liquidity event within such time or at all. To provide limited, interim liquidity to our shareholders, we conduct quarterly tender offers in accordance with the 1940 Act. This will be the only method available to our shareholders to obtain liquidity that we will offer prior to a liquidity event. See “Share Repurchase Program.”

Q:	Will the distributions I receive be taxable?

A: Yes. Although we intend to maintain annually our qualification as a RIC and generally not to pay federal corporate-level taxes, distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (generally our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. Distributions of our net capital gains (generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits, or return of capital, first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder. See “Tax Matters.”

Q:	When will I get my detailed tax information?

A: Consistent with the Internal Revenue Service requirements, we intend to send to each of our U.S. shareholders subject to IRS tax reporting, as promptly as possible after the end of each calendar year, a Form 1099-DIV detailing the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain.

Q:	What is a total return swap?

A: A total return swap, or TRS, is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the reference assets underlying the contract and any associated cash flows related to those reference assets, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market securities index without owning or taking physical custody of such security or investing directly in such security, basket of securities or specified index. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources— Total Return Swaps.”

Q:	Where are the principal executive offices of Corporate Capital Trust?

A: Our principal executive offices are located at 450 S. Orange Ave., Orlando, FL 32801.

Q:	Who can help answer my questions?

A: If you have more questions about this offering and the suitability of investing, you should contact your registered representative, financial advisor or investment advisory representative. If at any time you wish to receive this prospectus or the statement of additional information, or SAI, or any amendments to either of them, you may do so, free of charge, by contacting us through written communication at 450 S. Orange Ave., Orlando, FL 32801 or by telephone at 866-650-0650 or by downloading these materials on our website at www.corporatecapitaltrust.com.

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. The risks below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value and trading price, if any, of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history.

We are a relatively new company and are subject to all of the business risks and uncertainties associated with any business with a relatively short operating history, including the risk that we will not sustain our investment objective and that the value of our securities could decline substantially.

The lack of liquidity in our investments may adversely affect our business.

We acquire a significant percentage of our portfolio company investments from privately held companies in directly negotiated transactions or through less liquid markets. Substantially all of these securities are subject to legal and other restrictions on resale or are otherwise less liquid than exchange-listed securities. We typically would be unable to exit these investments unless and until the portfolio company has a liquidity event such as a sale, refinancing, or initial public offering.

The illiquidity of our investments may make it difficult or impossible for us to calculate a fair value or sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments, which could have a material adverse effect on our business, financial condition and results of operations.

Moreover, securities purchased by us that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions, investor perceptions, or the absence of active investment market participants making it more difficult to sell and calculate a fair value of these securities.

Price declines in the corporate leveraged loan market may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation and the incurrence of realized losses.

Conditions in the U.S. corporate debt market may experience disruption or deterioration in the future, which may cause pricing levels to decline or be volatile. As a result, our net asset value could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objective depends on our Advisors’ ability to manage and support our investment process. If our Advisors were to lose a significant number of their respective key professionals, or terminate the Investment Advisory Agreement and/or the Sub-Advisory Agreement, our ability to sustain our investment objective could be significantly harmed.

We do not have employees. Additionally, we have no internal management capacity other than our appointed executive officers and are dependent upon the investment expertise, skill and network of business contacts of our Advisors to achieve our investment objective. Our Advisors evaluate, negotiate, structure, execute, monitor, and service our investments. Our success depends to a significant extent on the continued service and coordination of our Advisors, including their respective key professionals. The departure of a significant number of key professionals from KKR and CNL could have a material adverse effect on our ability to sustain our investment objective.

Our ability to sustain our investment objective also depends on the continued ability of our Advisors to identify, analyze, invest in, finance, and monitor companies that meet our investment criteria. Our Advisors’ capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the involvement of investment professionals of adequate number and sophistication to match the corresponding flow of transactions. To sustain our investment objective, our Advisors may need to retain, hire, train, supervise, and manage new investment professionals to participate in our investment selection and monitoring process. Our Advisors may not be able to find qualified investment professionals in a timely manner or at all. Any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

In addition, both the Investment Advisory Agreement and the Sub-Advisory Agreement have termination provisions that allow the agreements to be terminated by us on 60 days’ notice without penalty. Our Investment Advisory Agreement may be terminated at any time, without penalty, by CNL upon 120 days’ notice to us. The Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, by KKR upon 120 days’ notice and may be terminated, without the payment of penalty, by CNL upon 60 days’ notice if our board of directors or holders of a majority of our outstanding shares of common stock so direct. In addition, CNL and KKR have agreed that, in the event that one of them is removed by us other than for cause, or the advisory agreement of either of them is not renewed, the other will also terminate its agreement with us. The termination of either agreement may adversely affect the quality of our investment opportunities. In addition, in the event either agreement were terminated, it may be difficult for us to replace CNL, or for CNL to replace KKR and we would no longer have the ability to co-invest in privately negotiated transactions unless we filed a new SEC Exemptive Order.

The amount of any distributions we may make on our common stock is uncertain. We may not be able to pay you distributions, or be able to sustain distributions at any particular level, and our distributions per share, if any, may not grow over time, and our distributions per share may be reduced.

We pay distributions out of assets legally available for distribution. However, we cannot assure you that we will achieve investment results that will allow us to sustain a consistent targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of the risks described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a business development company and certain covenants in our credit facilities can limit our ability to pay distributions. We cannot assure you that we will continue to pay distributions to our shareholders in the future.

Distributions on our common stock may exceed our taxable earnings and profits; therefore, portions of the distributions that we pay may represent a return of capital to you, which will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use borrowings, if any, or offering proceeds to fund distributions (which may reduce the amount of capital we ultimately invest in portfolio companies).

We may pay our distributions from offering proceeds or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares, thereby increasing the amount of capital gain (or decreasing the amount of capital loss) realized upon a subsequent sale or redemption of such shares, even if such shares have not increased in value or have, in fact, lost value. Distributions from offering proceeds or from borrowings also could reduce the amount of capital we ultimately have available to invest in debt or equity securities of portfolio companies.

Because our business model depends to a significant extent upon relationships with corporations, financial institutions and investment firms, the inability of our Advisors to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that CNL and KKR will depend on their relationships with corporations, financial institutions and investment firms, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If CNL or KKR fails to maintain its existing relationships or develop new relationships or sources of investment opportunities, we may not be able to grow our Investment Portfolio. In addition, individuals with whom CNL and KKR have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay further deployment of our capital, reduce returns and result in losses.

We compete for investments with other business development companies and investment funds (including registered investment companies, private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, continue to increase their investment focus in our target market of privately owned U.S. companies. We have experienced, and may continue to experience, increased competition from banks and investment vehicles who may continue to lend to the middle market. Additionally, the Federal Reserve and other bank regulators may periodically provide incentives to U.S. commercial banks to originate more loans in the middle market of private companies. As a result of these market participants and regulatory incentives, competition for investment opportunities in privately owned U.S. companies is strong and may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do.

We may lose investment opportunities if we do not match our competitors’ pricing, terms, and investment structure criteria. If we are forced to match these competitors’ investment terms criteria, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of our competitors in our target market could force us to accept less attractive investment terms. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company or the source of income, asset diversification and distribution requirements we must satisfy to maintain our RIC status. The competitive pressures we face, and the manner in which we react or adjust to competitive pressures, may have a material adverse effect on our business, financial condition, results of operations, effective yield on investments, investment returns, leverage ratio, and cash flows. As a result of competition, we may not be able to take advantage of attractive investment opportunities from time to time. Also we may not be able to identify and make investments that are consistent with our investment objective.

A majority of our Investment Portfolio is recorded at fair value as determined in good faith in accordance with procedures established by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

A majority of our Investment Portfolio is comprised of investments that are negotiated and originated directly with portfolio companies. Such investments should be considered illiquid or requiring a lengthy time to sell. Additionally, such investments feature more uncertainty as to the precise accuracy of their fair market value since these investments are not positioned in any active securities exchange or secondary market that would otherwise enable informed market participants and dealers to submit bid prices.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined in accordance with procedures established by our board of directors. There is not a public market or active secondary market for many of the securities of the privately held companies in which we invest. The majority of our investments are not publicly traded or actively traded on a secondary market but, instead, may be traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we value a majority of our securities quarterly at fair value as determined in good faith in accordance with valuation policy and procedures approved by our board of directors.

The determination of fair value, and thus the amount of unrealized gains or losses we may recognize in any reporting period is, to a degree subjective, and our Advisors have a conflict of interest in making recommendations of fair value. We value our investments quarterly at fair value as determined in good faith in accordance with procedures established by our board of directors based on input from our Advisors. Our board of directors utilizes the services of an independent third-party valuation firm to aid it in determining the fair value of certain securities. The types of factors that may be considered in determining the fair values of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value in accordance with procedures established by our board of directors may differ materially from the values that would have been used if an active market and market quotations existed for such investments. Our net asset value could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments. Additionally, a substantial over-estimate of the fair value of our investments may result in excessive borrowing advances relative to collateral value in certain of our credit facilities and lead to remedial margin calls.

Our board of directors may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our shareholders.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and the value of our securities. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors in us may not agree.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state, and federal levels. Changes to the laws and regulations governing our permitted investments may require a change to our investment strategy. Such changes could differ materially from our strategies and plans as set forth in this prospectus and may shift our investment focus from the areas of expertise of our Advisors. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment in us.

We may experience fluctuations in our operating results.

We could experience fluctuations in our operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, interest rates and default rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets, and general economic conditions. These occurrences could have a material adverse effect on our results of operations, the value of your investment in us and our ability to pay distributions to you and our other shareholders.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a business development company, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith in accordance with procedures established by our board of directors. Decreases in the market values or fair values of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our loan portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our net asset value.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we hold large positions in the securities of a small number of issuers, or within a particular industry, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in an issuer’s financial condition or the market’s assessment of an issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. However, we are subject to the diversification requirements applicable to RICs under Subchapter M of the Code.

We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect our liquidity, financial condition or results of operations.

Our business is dependent on our and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. There could be:

•	sudden electrical or telecommunications outages;

•	natural disasters such as earthquakes, tornadoes and hurricanes;

•	disease pandemics;

•	events arising from local or larger scale political or social matters, including terrorist acts; and

•	cyber-attacks.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the net asset value of our common stock and our ability to pay dividends to our shareholders.

We are exposed to risks resulting from the current low interest rate environment.

Since we will borrow money to make investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. The current, historically low interest rate environment can, depending on our cost of capital, depress our net investment income, even though the terms of our investments generally will include a minimum interest rate. In addition, any reduction in the level of interest rates on new investments relative to interest rates on our current investments could adversely impact our net investment income, reducing our ability to service the interest obligations on, and to repay the principal of, our indebtedness, as well as our capacity to pay distributions. Any such developments would result in a decline in our net asset value and in net asset value per share. Floating interest rate investments tied to certain indices that tend to lag behind the market may perform better in a falling interest rate environment, while floating interest rate investments tied to other indices, such as LIBOR, may do better in a rising rate environment. Not all investments perform alike under different interest rate scenarios. Generally, our variable interest rate debt investments provide for interest payments based on three-month LIBOR (the base rate) and typically, every three months, the base rates are reset to then prevailing three-month LIBOR.

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our business, financial condition and results of operations.

In August 2011, and later affirmed in August 2013, Standard & Poor’s Rating Services lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+.” Moody’s and Fitch Ratings, Inc. have also warned that they may downgrade the U.S. federal government’s credit rating. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. The U.S. government has on several occasions adopted legislation to suspend the federal debt ceiling. If the debt ceiling is not increased, the U.S. Treasury Department will not be authorized to issue additional debt that increases the current amount outstanding. Further downgrades or warnings by S&P or other rating agencies, and the U.S. government’s credit and deficit concerns in general, including issues around the federal debt ceiling, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. Furthermore, in February 2014, the Federal Reserve began scaling back its bond-buying program, or quantitative easing, which it ended in October 2014. Quantitative easing was designed to stimulate the economy and expand the Federal Reserve’s holdings of long-term securities until key economic indicators, such as the unemployment rate, showed signs of improvement. The Federal Reserve raised interest rates in December 2015, and indicated that it may raise interest rates again in 2016. It is unclear what effect, if any, the end of quantitative easing and the Federal Reserve’s stated intentions to raise interest rates will have on the value of our investments or our ability to access the debt markets on favorable terms.

Additionally, in 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these nations to continue to service their sovereign debt obligations. In 2012, Standard & Poor’s Rating Services lowered its long-term sovereign credit rating for several large European countries (“EU countries”), which has negatively impacted global markets and economic conditions. While the financial stability of such countries has improved, risks resulting from any future debt crisis in Europe or any similar crisis could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of U.S. and European financial institutions. Market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, could negatively impact the global economy, and there can be no assurance that assistance packages will be available, or if available, will be sufficient to stabilize countries and markets in Europe. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, or other credit factors, our business, financial condition and results of operations could be significantly and adversely affected.

Although the U.S. lawmakers have taken steps to avoid further downgrades, U.S. budget deficit concerns and similar conditions in Europe have increased the possibility of additional credit-rating downgrades and worsening global economic and market conditions. There can be no assurance that current or future governmental measures to mitigate these conditions will be effective. These conditions, government actions and future developments may cause interest rates and borrowing costs to rise, which may adversely impact our ability to access debt financing on favorable terms. Continued or future adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Future disruptions or instability in capital markets could have a material adverse effect on our business, financial condition and results of operations.

From time to time, the global capital markets may experience periods of disruption and instability, which could materially and adversely impact the broader financial and credit markets and reduce the availability to us of debt and equity capital. For example, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market, the failure of major domestic and international financial institutions and a response from the U.S. Federal Reserve of lowering interest rates and quantitative easing. While market conditions have experienced relative stability in recent years, there have been continuing periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future which may require similar, or more experimental action by the U.S. Federal Reserve, such as negative interest rates. Global capital markets are sensitive to U.S. domestic and international economic conditions, social and political tensions, military conflict, and terrorism, including the financial stability of EU countries, perceived or actual downturns in China’s economy, further and sustained depreciation in the price of oil, and political and social unrest and military conflict in the Middle East.

We monitor U.S and global developments and seek to manage our investments in a manner consistent with achieving our investment objectives, however, there can be no assurance that we will be successful in doing so. The re-appearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could lead to increased market volatility and tighter credit markets, which could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments will not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. With certain limited exceptions, we are only allowed to borrow amounts or issue debt securities if our asset coverage, as calculated pursuant to the 1940 Act, equals at least 200% immediately after such borrowing. Equity capital may also be difficult to raise during periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. If we are unable to raise capital or refinance existing debt on acceptable terms, then we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. Significant changes in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes.

Risks Related to Our Advisors and their Respective Affiliates

Our Advisors and their respective affiliates have limited experience managing a business development company.

Our Advisors have only four years of experience managing a vehicle regulated as a business development company and may not be able to continue to operate our business successfully or achieve our investment objective. As a result, an investment in our securities may entail more risk than the securities of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of business development companies and RICs that do not apply to the other types of investment vehicles previously managed by our Advisors and their respective affiliates. For example, under the 1940 Act, business development companies are generally required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded companies. Moreover, qualification for RIC tax treatment under subchapter M of the Code requires satisfaction of source-of-income, asset diversification and other requirements. Any failure by us to comply with these provisions could prevent us from maintaining our qualification as a business development company or RIC or could force us to pay unexpected taxes and penalties, which could be material. Our Advisors’ limited experience in managing a portfolio of assets under such constraints may hinder their ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective.

Our Advisors and their respective affiliates, including our officers and some of our directors, may face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in increased risk-taking by us.

Our Advisors and their respective affiliates will receive substantial fees from us in return for their services, including certain incentive fees based on the amount of appreciation of our investments. These fees could influence the advice provided to us. Generally, the more equity we sell in public offerings and the greater the risk assumed by us with respect to our investments, the greater the potential for growth in our assets and profits (and, correlatively, the fees payable by us to the Managing Dealer and our Advisors). These compensation arrangements could affect our Advisors’ or their respective affiliates’ judgment with respect to public offerings of equity and investments made by us, which allow the Managing Dealer to earn additional selling commissions and marketing support fees and our Advisors to earn increased asset management fees.

The time and resources that individuals associated with our Advisors devote to us may be diverted, and we may face additional competition due to the fact that neither CNL nor KKR is prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Our Advisors and their respective affiliates currently manage other investment entities and are not prohibited from raising money for and managing future investment entities that make the same types of investments as those we target. As a result, the time and resources that our Advisors devote to us may be diverted, and during times of intense activity in other programs, they may devote less time and resources to our business than is necessary or appropriate. In addition, we may compete with any such investment entity for the same investors and investment opportunities.

Our Advisors will experience conflicts of interest in connection with the management of our business affairs.

Our Advisors will experience conflicts of interest in connection with the management of our business affairs, including relating to the allocation of investment opportunities by our Advisors and their respective affiliates; compensation to our Advisors; services that may be provided by our Advisors and their respective affiliates to issuers in which we invest; investments by us and other clients of our Advisors, subject to the limitations of the 1940 Act; the formation of additional investment funds by our Advisors; differing recommendations given by our Advisors to us versus other clients; our Advisors’ use of information gained from issuers in our portfolio for investments by other clients, subject to applicable law; and restrictions on our Advisors’ use of “inside information” with respect to potential investments by us.

Our Advisors and their respective affiliates may experience conflicts of interest in connection with the negotiation of arranging and other transaction-related fees paid by our portfolio companies.

In negotiating originated loans and certain other originated credit investments on our behalf, our Advisors and their affiliates may have the ability to negotiate the payment of arranging and other transaction-related fees by the relevant counterparty to our Advisors and their affiliates and/or an original issue discount (“OID”). In such circumstances, our Advisors will face a conflict of interest to the extent that a portion of any arranging or transaction-related fees payable to our Advisors and their affiliates may be retained by our Advisors and their affiliates, whereas any OID provided by the relevant counterparty would solely benefit us.

Our Advisors may face conflicts of interest with respect to services performed for issuers in which we invest.

Our Advisors and their affiliates may provide a broad range of financial services to companies in which we invest, in compliance with applicable law, and will generally be paid fees for such services. In addition, affiliates of our Advisors may act as underwriters or placement agents in connection with an offering of securities by one of the companies in our portfolio. Any compensation received by our Advisors for providing these services will not be shared with us and may be received before we realize a return on our investment. Our Advisors may face conflicts of interest with respect to services performed for these companies, on the one hand, and investments recommended to us, on the other hand. Depending on the nature and magnitude of the fees, we could perform these services through a taxable subsidiary.

Our Advisors have incentives to favor their respective other accounts and clients over us, which may result in conflicts of interest that could be harmful to us.

Because our Advisors and their respective affiliates manage assets for other investment companies, pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), certain conflicts of interest are present. For instance, an Advisor and its affiliates may receive fees from certain accounts that are higher than the fees received by our Advisor from us, or receive a performance-based fee on certain accounts. In those instances, a portfolio manager for our Advisor has an incentive to favor the higher fee and/or performance-based fee accounts over us. In addition, a conflict of interest exists to the extent an Advisor has proprietary investments in certain accounts, where its portfolio managers or other employees have personal investments in certain accounts, or when certain accounts are investment options in our Advisor’s employee benefit plans. Our Advisors have an incentive to favor these accounts over us. Our board of directors monitors these conflicts.

An Advisor’s actions on behalf of its other accounts and clients may be adverse to us and our investments and harmful to us.

Our Advisors and their respective affiliates manage assets for accounts other than us, including private funds (for purposes of this section, “Advisor Funds”). Actions taken by an Advisor on behalf of its Advisor Funds may be adverse to us and our investments, which could harm our performance. For example, we may invest in the same credit obligations as other Advisor Funds, although, to the extent permitted under the 1940 Act, our investments may include different obligations of the same issuer. Decisions made with respect to the securities held by one Advisor Fund may cause (or have the potential to cause) harm to a different class of securities of the issuer held by other Advisor Funds (including us). As a further example, an Advisor may manage accounts that engage in short sales of (or otherwise take short positions in) securities or other instruments of the type in which we invest, which could harm our performance for the benefit of the accounts taking short positions, if such short positions cause the market value of the securities to fall.

Our access to confidential information may restrict our ability to take action with respect to some investments, which, in turn, may negatively affect our results of operations.

We, directly or through our Advisors, may obtain confidential information about the companies in which we have invested or may invest. If we possess confidential information about such companies, there may be restrictions on our ability to make, dispose of, increase the amount of, or otherwise take action with respect to, an investment in those companies. The impact of these restrictions on our ability to take action with respect to our investments could have an adverse effect on our results of operations.

Our Advisors or their respective affiliates currently serve as advisers to one other business development company with substantially the same investment objectives and strategies as the Company, thereby subjecting our Advisors and their respective affiliates to actual and potential conflicts of interests in connection with the management of our business affairs.

The members of the senior management and investment teams of CNL, KKR, and certain of their respective affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us, including serving as officers, directors or principals of entities that operate in the same or a related line of business as us. For example, CNL’s senior management and investment teams and other CNL personnel also serve in similar capacities to the investment adviser for Corporate Capital Trust II (“CCT II”), another business development company affiliated with CNL Financial Group. By serving in these multiple capacities, they may have obligations to CCT II and/or other entities, and to the investors of such entities, which may conflict with our best interests or the best interest of our shareholders. For instance, we rely on CNL to manage our day-to-day activities and to implement our investment strategy. As a result of these activities, CNL, its senior management, investment team and other personnel, and certain of CNL’s affiliates may have conflicts of interest in allocating their time between us and the other activities in which they are or may become involved, including the management of CCT II and other entities affiliated with CNL Financial Group. Similarly, KKR, on which CNL relies to assist it in identifying investment opportunities and making investment recommendations, may have similar conflicts of interest, including serving as the investment sub-adviser to CCT II. CNL, KKR and their respective managers, partners, officers and employees will devote only so much of its or their time to our business as CNL, KKR and their respective employees determine, in their respective judgments, is reasonably required, which may be substantially less than their full time.

Furthermore, our investment objectives overlap with those of CCT II, and may overlap with the investment objectives of other clients and affiliates of CNL and KKR, subjecting our Advisors to additional conflicts of interest. For example, we may compete for investments with CCT II, thereby subjecting our Advisors and their affiliates to certain conflicts of interest with respect to evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf. To mitigate these conflicts, our Advisors will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments, the investment programs and portfolio positions of the participating investment accounts, the clients for which participation is appropriate, and any other factors deemed appropriate.

Our Advisors will face restrictions on their use of inside information about existing or potential investments that they acquire through their relationships with other advisory clients, and those restrictions may limit the freedom of our Advisors to enter into or exit from investments for us, which could have an adverse effect on our results of operations.

In the course of their respective duties, the members, officers, directors, employees, principals or affiliates of our Advisors may come into possession of material, non-public information. The possession of such information may, to our detriment, limit the ability of our Advisors to buy or sell a security or otherwise to participate in an investment opportunity for us. In certain circumstances, employees of our Advisors may serve as board members or in other capacities for portfolio or potential portfolio companies, which could restrict our ability to trade in the securities of such companies. For example, if personnel of an Advisor come into possession of material non-public information with respect to our investments, such personnel will be restricted by our Advisor’s information-sharing policies and procedures or by law or contract from sharing such information with our management team, even where the disclosure of such information would be in our best interests or would otherwise influence decisions taken by the members of the management team with respect to that investment. This conflict and these procedures and practices may limit the freedom of our Advisors to enter into or exit from potentially profitable investments for us which could have an adverse effect on our results of operations. Accordingly, there can be no assurance that we will be able to fully leverage the resources and industry expertise of our Advisors’ other businesses. Additionally, there may be circumstances in which one or more individuals associated with an Advisor will be precluded from providing services to us because of certain confidential information available to those individuals or to other parts of our Advisor.

We may be obligated to pay our Advisors incentive fees even if we incur a net loss due to a decline in the value of our portfolio and even if our earned interest income is not payable in cash.

Our Investment Advisory Agreement entitles CNL to receive an incentive fee based on our pre-incentive fee net investment income regardless of any capital losses. In such case, we may be required to pay CNL an incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter. CNL will pay 50% of any such incentive fee to KKR.

Any incentive fee payable by us that relates to our pre-incentive fee net investment income may be computed and paid on income that may include interest that has been accrued but not yet received, or interest in the form of securities received rather than cash (“payment-in-kind”, or “PIK”, income). If a portfolio company defaults on a loan that is structured to provide accrued interest income, it is possible that accrued interest income previously included in the calculation of the incentive fee will become uncollectible. Our Advisors are not obligated to reimburse us for any part of the incentive fee they received that was based on accrued interest income that we never received as a result of a subsequent default. PIK income will be included in the pre-incentive fee net investment income used to calculate the incentive fee to our Advisors even though we do not receive the income in the form of cash.

The quarterly incentive fee on income is recognized and paid without regard to: (i) the trend of pre-incentive fee net investment income as a percent of adjusted capital over multiple quarters in arrears which may in fact be consistently less than the preference return, or (ii) the net income or net loss in the current calendar quarter, the current year or any combination of prior periods.

For federal income tax purposes, we may be required to recognize taxable income in some circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income to maintain our status as a RIC and minimize excise tax. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay a subordinated incentive fee on income with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Our incentive fee may induce our Advisors to make speculative investments.

The incentive fee payable by us to CNL (50% of which will be paid to KKR) may create an incentive for our Advisors to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangements. The way in which the incentive fee is determined may encourage our Advisors to use leverage to increase the leveraged return on our Investment Portfolio.

In addition, the fact that our base management fee— a portion of which is paid to KKR —is payable based upon our average gross assets (which includes any borrowings for investment purposes, any unrealized depreciation or appreciation on the TRS Portfolio and any cash collateral on deposit pursuant to the terms of the TRS) may encourage our Advisors to use leverage to make additional investments. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns. Under certain circumstances, the use of substantial leverage may increase the likelihood of our defaulting on our borrowings, which would be detrimental to holders of our securities.

Our ability to enter into transactions with our affiliates will be restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we will generally be prohibited from buying or selling any securities from or to such affiliate on a principal basis, absent the prior approval of our board of directors and, in some cases, the SEC. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times to the extent the transaction involves a joint investment), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC.

Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. The SEC has interpreted the business development company regulations governing transactions with affiliates to prohibit certain joint transactions involving entities that share a common investment advisor. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company that is controlled by a fund managed by either of our Advisors or their respective affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We may, however, invest alongside our Advisors’ and their respective affiliates’ other clients, including other entities they manage, which we refer to as affiliates’ other clients, in certain circumstances when doing so is consistent with applicable law and SEC staff interpretations and guidance. We may also invest alongside the other clients of our Advisors, as otherwise permissible under regulatory guidance, applicable regulations and the Advisors’ allocation policies. It is our policy to base our board of directors’ determinations as to the amount of capital available for investment are based on such factors as: the amount of cash on-hand, existing commitments and reserves, the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by our board of directors or imposed by applicable laws, rules, regulations or interpretations. However, we can offer no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.

The SEC Exemptive Order granted by the SEC to us, our Advisors and certain of their respective affiliates, permits us to participate in certain transactions originated by the Advisors or their respective affiliates. However, affiliates of our Advisors whose primary business includes the origination of investments may engage in investment advisory businesses with client accounts that compete with us, and those affiliates have no obligation to make their originated investment opportunities available to our Advisors or to us.

In situations when co-investment with affiliates’ other clients is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of exemptive relief granted to us by the SEC (as discussed above), our Advisors will need to decide which client or clients will proceed with the investment. Generally, we will not have an entitlement to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, we will not be permitted to participate. Moreover, except in certain circumstances, we are unable to invest in any issuer in whom an affiliate’s other client holds a controlling interest.

We may make investments that could give rise to a conflict of interest.

We do not expect to invest in, or hold securities of, companies that are controlled by affiliates’ other clients. However, an affiliates’ other clients may invest in, and gain control over, one of our portfolio companies. If an affiliates’ other client, or clients, gains control over one of our portfolio companies, it may create conflicts of interest and may subject us to certain restrictions under the 1940 Act. As a result of these conflicts and restrictions, our Advisors may be unable to implement our investment strategies as effectively as they could have in the absence of such conflicts or restrictions. For example, as a result of a conflict or restriction, our Advisors may be unable to engage in certain transactions that they would otherwise pursue. In order to avoid these conflicts and restrictions, our Advisors may choose to exit such investments prematurely and, as a result, we would forego any positive returns associated with such investments. In addition, to the extent that an affiliates’ other client holds a different class of securities than us as a result of such transactions, our interests may not be aligned.

The recommendations given to us by our Advisors may differ from those rendered to their other clients.

Our Advisors and their affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us even though such other clients’ investment objectives may be similar to ours.

We are not managed by KKR & Co. or CNL Financial Group, but rather subsidiaries of both and may not replicate the success of those entities.

We are managed by our Advisors and not by CNL Financial Group or KKR & Co. Our performance may be lower or higher than the performance of other entities managed by CNL Financial Group or KKR & Co. or their affiliates and their past performance is no guarantee of our future results.

Our Advisors’ liability is limited under the Investment Advisory Agreement and the Investment Sub-Advisory Agreement, and we are required to indemnify our Advisors against certain liabilities, which may lead our Advisors to act in a riskier manner on our behalf than they would when acting for their own account.

Our Advisors have not assumed any responsibility to us other than to render the services described in the Investment Advisory Agreement and the Sub-Advisory Agreement, and they will not be responsible for any action of our board of directors in declining to follow our Advisors’ advice or recommendations. Pursuant to the Investment Advisory Agreement and the Sub-Advisory Agreement, our Advisors and their respective directors, officers, shareholders, members, agents, employees, controlling persons, and any other person or entity affiliated with, or acting on behalf of our Advisors will not be liable to us for their acts under the Investment Advisory Agreement and the Sub-Advisory Agreement, absent willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. We have also agreed to indemnify, defend and protect our Advisors and their respective directors, officers, shareholders, members, agents, employees, controlling persons and any other person or entity affiliated with, or acting on behalf of our Advisors with respect to all damages, liabilities, costs and expenses resulting from acts of our Advisors not arising out of willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. These protections may lead our Advisors to act in a riskier manner when acting on our behalf than they would when acting for their own account.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a business development company.

As a business development company, the 1940 Act prohibits us from acquiring any assets other than certain qualifying assets unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a business development company, which would have a material adverse effect on our business, financial condition, and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a business development company would reduce our operating flexibility.

If we do not remain a business development company, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions and correspondingly decrease our operating flexibility.

Regulations governing our operations as a business development company and RIC affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a business development company, the necessity of raising additional capital may expose us to risks, including risks associated with leverage.

As a result of the annual distribution requirement to qualify as a RIC, we may need to access the capital markets periodically to raise cash to fund new investments in portfolio companies. We may continue to issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. The senior securities we have issued, as well as senior securities we may issue in the future, expose us to risks associated with leverage, including an increased risk of loss. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend.

We have and may continue to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC, which would generally result in a corporate-level tax on any income and net gains. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our shareholders.

In addition, we anticipate that as market conditions permit, we may securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect to be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. Accordingly, if the pool of loans experienced a low level of losses due to defaults, we would earn an incremental amount of income on our retained equity but we would be exposed, up to the amount of equity we retained, to that proportion of any losses we would have experienced if we had continued to hold the loans in our portfolio.

Risks Related to Our Investments

Our investments in portfolio companies may be risky, and we could lose all or part of our investment.

We pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. Short transaction closing timeframes associated with originated transactions coupled with added tax or accounting structuring complexity and international transactions may result in a higher risk in comparison to non-originated transactions.

•	Senior Debt. When we invest in senior debt, we generally seek to take a security interest in the available assets of the portfolio company, including equity interests in any of its subsidiaries. These investments will generally take the form of senior secured first lien loans, senior secured second lien loans, or senior secured bonds. There is a risk that the collateral securing our investments may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we decide to enforce our remedies.

•	Subordinated Debt. Our subordinated debt investments are generally subordinated to senior debt and are generally unsecured, which may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns as compared to our senior debt investments. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

•	Equity Investments. We expect to make selected equity investments which may be illiquid with no readily available market and involve more risk than senior or subordinated debt. In addition, when we invest in senior and subordinated debt, we may acquire warrants or options to purchase equity securities or benefit from other types of equity participation. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. Depending on the nature of the equity investment, we could invest through a taxable subsidiary which could impact the return on investment.

•	Convertible Securities. We may invest in convertible securities, such as bonds, debentures, notes, preferred stocks or other securities that may be converted into, or exchanged for, a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by us is called for redemption, we will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on our ability to achieve our investment objective.

•	Investments in Private Investment Funds or other subsidiaries. We may invest in, or wholly own, private investment funds, including hedge funds, private equity funds, limited liability companies, REITs, and other business entities. In valuing our investments in private investment funds, we rely primarily on information provided by managers of such funds. Valuations of illiquid securities, such as interests in certain private investment funds, involve various judgments and consideration of factors that may be subjective. There is a risk that inaccurate valuations provided by managers of private investment funds could adversely affect the value of our common stock. We may not be able to withdraw our investment in certain private investment funds promptly after we have made a decision to do so, which may result in a loss to us and adversely affect our investment returns.

•	Derivatives. Derivative investments have risks, including: the imperfect correlation between the value of such instruments and the underlying assets of the Company, which creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying assets in our portfolio; the loss of principal; the possible default of the other party to the transaction; and illiquidity of the derivative investments. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, we may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding, or may not recover at all. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If we are owed this fair market value in the termination of the derivative contract and our claim is unsecured, we will be treated as a general creditor of such counterparty and will not have any claim with respect to the underlying security. Certain of the derivative investments in which we may invest may, in certain circumstances, give rise to a form of financial leverage, which may magnify the risk of owning such instruments. The ability to successfully use derivative investments depends on the ability of our Advisors to predict pertinent market movements, which cannot be assured. In addition, amounts paid by us as premiums and cash or other assets held in margin accounts with respect to our derivative investments would not be available to us for other investment purposes, which may result in lost opportunities for gain.

The Dodd-Frank Act could, depending on future rulemaking by regulatory agencies, impact the use of derivatives. The Dodd-Frank Act is intended to regulate the OTC derivatives market by requiring many derivative transactions to be cleared and traded on an exchange, expanding entity registration requirements, imposing business conduct requirements on dealers and requiring banks to move some derivatives trading units to a non-guaranteed affiliate separate from the deposit-taking bank or divest them altogether. Future rulemaking to implement these requirements could potentially limit or completely restrict our ability to use these instruments as a part of our investment strategy, increase the costs of using these instruments or make them less effective. Limits or restrictions applicable to the counterparties with which we engage in derivative transactions could also prevent us from using these instruments or affect the pricing or other factors relating to these instruments, or may change availability of certain investments. The SEC has also indicated that it may adopt new policies on the use of derivatives by registered investment companies. Such policies could affect the nature and extent of our use of derivatives.

Most debt securities in which we invest will not be rated by any rating agency and, if they were rated, they would be rated as below investment grade quality. Debt securities rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal.

The credit ratings of certain of our investments may not be indicative of the actual credit risk of such rated instruments.

Rating agencies rate debt securities based upon their assessment of the likelihood of the receipt of principal and interest payments. Rating agencies do not consider the risks of fluctuations in market value or other factors that may influence the value of debt securities. Therefore, the credit rating assigned to a particular instrument may not fully reflect the true risks of an investment in such instrument. Credit rating agencies may change their methods of evaluating credit risk and determining ratings. These changes may occur quickly and often. While we may give some consideration to ratings, ratings may not be indicative of the actual credit risk of our investments in rated instruments.

A redemption of convertible securities held by us could have an adverse effect on our ability to achieve our investment objective.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by us is called for redemption, we will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on our ability to achieve our investment objective.

To the extent original issue discount (OID) and payment-in-kind (PIK) interest income constitute a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our investments may include OID and PIK instruments. To the extent OID and PIK constitute a portion of our income, we will be exposed to risks associated with such income being required to be included in income for financial reporting purposes in accordance with generally accepted accounting income principles (“GAAP”) and taxable income prior to receipt of cash, including the following:

•	OID and PIK instruments may have unreliable valuations because the accruals require judgments about collectability.

•	OID and PIK instruments may create heightened credit risks because the inducement to the borrower to accept higher interest rates in exchange for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower.

•	For GAAP purposes, cash distributions to shareholders that include a component of OID or PIK income are not considered a return of capital, although they may be paid from the offering proceeds. Thus, although a distribution of OID or PIK income may be funded from the cash invested by the shareholders, the 1940 Act does not require that shareholders be given notice of this fact.

•	The presence of OID and PIK creates the risk of non-refundable cash payments to our Advisors in the form of subordinated incentive fees on income based on non-cash OID and PIK income accruals that may never be realized.

•	In the case of PIK “toggle” debt, the PIK election has the simultaneous effects of increasing the investment income, thus increasing the potential for realizing incentive fees.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

If we cannot obtain debt financing or equity capital on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of our shares will be used for our investment opportunities, and, if necessary, the payment of operating expenses and the payment of various fees and expenses such as management fees, incentive, and other fees and distributions. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require additional debt financing or equity capital to operate. Pursuant to tax rules that apply to us, we are required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders to maintain our RIC status. Accordingly, in the event that we need additional capital in the future for investments or for any other reason we may need to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. These sources of funding may not be available to us due to unfavorable economic conditions, which could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Consequently, if we cannot obtain further debt or equity financing on acceptable terms, our ability to acquire additional investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio diversification and our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

Subordinated liens on collateral securing debt investments that we have made or may make to portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we make in portfolio companies will be secured on a second priority basis by the same collateral securing senior debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the debt. In the event of a default, the holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on any such portfolio company’s collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make in our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more inter-creditor agreements that we enter into with the holders of senior debt. Under such an inter-creditor agreement, at any time obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Certain of our investments may be adversely affected by laws relating to fraudulent conveyance or voidable preferences.

Certain of our investments could be subject to federal bankruptcy law and state fraudulent transfer laws, which vary from state to state, if the debt obligations relating to such investments were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such debt obligations. If the debt is used for a buyout of shareholders, this risk is greater than if the debt proceeds are used for day-to-day operations or organic growth. If a court were to find that the issuance of the debt obligations was a fraudulent transfer or conveyance, the court could void or otherwise refuse to recognize the payment obligations under the debt obligations or the collateral supporting such obligations, further subordinate the debt obligations or the liens supporting such obligations to other existing and future indebtedness of the issuer or require us to repay any amounts received by us with respect to the debt obligations or collateral. In the event of a finding that a fraudulent transfer or conveyance occurred, we may not receive any repayment on the debt obligations.

Under certain circumstances, payments to us and distributions by us to our shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings may be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court’s discretionary power to disallow, subordinate or disenfranchise particular claims or recharacterize investments made in the form of debt as equity contributions.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Although we generally structure certain of our investments as senior debt, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company or a representative of us or our Advisors sat on the board of directors of such portfolio company, a bankruptcy court might re-characterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors.

In addition, a number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of our investments in portfolio companies (including that, as a business development company, we may be required to provide managerial assistance to those portfolio companies), we may be subject to allegations of lender liability.

We generally will not control the business operations of our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, we may not be able to dispose of our interest in our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may impose certain restrictive covenants on our borrowers. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as a debt investor. Due to the lack of liquidity for our investments in private companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We are exposed to risks associated with changes in interest rates.

General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our ability to achieve our investment objective and the rate of return on invested capital. Because we borrow money and may issue debt securities to make investments, our net investment income is dependent, in part, upon the difference between the rate at which we borrow funds or pay interest on such debt securities and the rate at which we invest these funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed-rate securities that have longer maturities. We may enter into certain hedging transactions, such as interest rate swap agreements, to mitigate our exposure to adverse fluctuations in interest rates and we may increase our floating rate investments to position the portfolio for rate increases. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk or if we will enter into such interest rate hedges. Hedging transactions may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio investments.

We do not have a policy governing the maturities of our investments. This means that we are subject to greater risk (other things being equal) than a fund invested solely in shorter-term securities. A decline in the prices of the debt we own could adversely affect our net asset value. Also, an increase in interest rates available to investors could make an investment in our common stock less attractive if we are not able to increase our dividend rate.

International investments create additional risks.

We have made, and expect to continue to make, investments in portfolio companies that are domiciled outside of the United States. We anticipate that up to 30% of our investments may be in these types of assets. Our investments in foreign portfolio companies are deemed “non-qualifying assets”, which means, as required by the 1940 Act, they, along with other non-qualifying assets, may not constitute more than 30% of our total assets at the time of our acquisition of any asset, after giving effect to the acquisition. Notwithstanding the limitation on our ownership of foreign portfolio companies, such investments subject us to many of the same risks as our domestic investments, as well as certain additional risks, including the following:

•	foreign governmental laws, rules and policies, including those restricting the ownership of assets in the foreign country or the repatriation of profits from the foreign country to the United States;

•	foreign currency devaluations that reduce the value of and returns on our foreign investments;

•	adverse changes in the availability, cost and terms of investments due to the varying economic policies of a foreign country in which we invest;

•	adverse changes in tax rates, the tax treatment of transaction structures and other changes in operating expenses of a particular foreign country in which we invest;

•	the assessment of foreign-country taxes (including withholding taxes, transfer taxes and value added taxes, any or all of which could be significant) on income or gains from our investments in the foreign country;

•	adverse changes in foreign-country laws, including those relating to taxation, bankruptcy and ownership of assets;

•	changes that adversely affect the social, political and/or economic stability of a foreign country in which we invest;

•	high inflation in the foreign countries in which we invest, which could increase the costs to us of investing in those countries;

•	deflationary periods in the foreign countries in which we invest, which could reduce demand for our assets in those countries and diminish the value of such investments and the related investment returns to us; and

•	legal and logistical barriers in the foreign countries in which we invest that materially and adversely limit our ability to enforce our contractual rights with respect to those investments.

In addition we may make investments in countries whose governments or economies may prove unstable. Certain of the countries in which we may invest may have political, economic and legal systems that are unpredictable, unreliable or otherwise inadequate with respect to the implementation, interpretation and enforcement of laws protecting asset ownership and economic interests. In some of the countries in which we may invest, there may be a risk of nationalization, expropriation or confiscatory taxation, which may have an adverse effect on our portfolio companies in those countries and the rates of return that we are able to achieve on such investments. We may also lose the total value of any investment which is nationalized, expropriated or confiscated. The financial results and investment opportunities available to us, particularly in developing countries and emerging markets, may be materially and adversely affected by any or all of these political, economic and legal risks.

Our investments in private investment funds, including hedge funds, private equity funds, limited liability companies and other business entities, subject us indirectly to the underlying risks of such private investment funds and additional fees and expenses.

We may invest in private investment funds, including hedge funds, private equity funds, limited liability companies and other business entities which would be required to register as investment companies but for an exemption under Sections 3(c)(1) and 3(c)(7) of the 1940 Act. Our investments in such private investment funds expose us to the risks associated with the businesses of such funds or entities. These private investment funds are not registered investment companies and, thus, are not subject to protections afforded by the 1940 Act, covering, among other areas, liquidity requirements, governance by an independent board, affiliated transaction restrictions, leverage limitations, public disclosure requirements and custody requirements.

We rely primarily on information provided by managers of private investment funds in valuing our investments in such funds. There is a risk that inaccurate valuations provided by managers of private investment funds could adversely affect the value of our common stock. In addition, there can be no assurance that a manager of a private investment fund will provide advance notice of any material change in such private investment fund’s investment program or policies and thus, our investment portfolio may be subject to additional risks which may not be promptly identified by our Advisors.

Before investing in any private investment fund, the Advisors, under the oversight of our board of directors, will conduct a due diligence review of the valuation methodology utilized by the private investment fund, which as a general matter we expect would utilize market values when available, and otherwise utilize principles of fair value that the Advisors reasonably believe to be consistent with those used by us for valuing our own investments. After investing in a private investment fund, the Advisors will monitor the valuation methodology used by the asset manager and/or issuer of the private investment fund. Following procedures adopted by our board of directors, in the absence of specific transaction activity in a particular private investment fund, our board of directors will consider whether it is appropriate, in light of all relevant circumstances, to value our investment at the net asset value reported by the private investment fund at the time of valuation or to adjust the value to reflect a premium or discount.

Our Advisors will provide our board of directors with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary by the Advisors, our board of directors will review any securities valued by the Advisors in accordance with our valuation policies.

Our board of directors – with the assistance of the Advisors, officers and, through them, independent valuation agents – is responsible for determining in good faith the fair value of our portfolio investments for which market quotations are not readily available (as is the case of private investment funds). Our board of directors will make this determination on a quarterly basis and any other time when a decision is required regarding the fair value of our investments in private investment funds or other portfolio investments for which market quotations are not available. A determination of fair value involves subjective judgments and estimates, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Investments in the securities of private investment funds may also involve duplication of advisory fees and certain other expenses. By investing in private investment funds indirectly through us, you bear a pro rata portion of our advisory fees and other expenses, and also indirectly bear a pro rata portion of the advisory fees, performance-based allocations and other expenses borne by us as an investor in the private investment funds.

In addition, certain private investment funds may not provide us with the liquidity we require and would thus subject us to liquidity risk. Further, even if an investment in a private investment fund is deemed liquid at the time of investment, the private investment fund may, in the future, alter the nature of our investments and cease to be a liquid investment fund, subjecting us to liquidity risk.

We may acquire various structured financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce the cash available to service our debt or for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using structured financial instruments, such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to service our debt or pay distributions to our shareholders.

The TRS and any other derivative transactions into which we may enter expose us to certain risks, including market risk, liquidity risk and other risks associated with the use of leverage.

In November 2012, our wholly owned special purpose financing subsidiary, Halifax Funding, became a party to a total return swap arrangement, or TRS, with The Bank of Nova Scotia, referred to as the counterparty. Pursuant to the TRS, we periodically receive any income generated by TRS assets underlying the TRS and collected by the counterparty. We also receive the net realized gains from the liquidation of TRS assets over the life of the TRS. Correspondingly, if there is a net realized loss from the liquidation of TRS assets over the life of the TRS, we are required to periodically pay the counterparty the amount of such net realized losses. Pursuant to the terms of the TRS arrangement, we must pay the counterparty a series of floating rate periodic payments over the life of the TRS. These periodic payments are based on the settled notional amounts of the underlying TRS assets.

The TRS effectively adds leverage to our portfolio by providing us investment and economic exposure to a security or portfolio of securities without our owning, investing directly in, or taking physical custody of such security or portfolio of securities.

The TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the TRS assets underlying the TRS. In addition, because the TRS is a form of synthetic leverage, it is subject to risks associated with the use of leverage. Moreover, we may incur certain costs in connection with the TRS that could in the aggregate be significant.

The TRS is subject to the risk that the counterparty will default on its payment obligations under the TRS arrangement or that one party will otherwise not be able to meet its contractual obligations to the other. Under the TRS, we make periodic payments based on a variable interest rate and have to post collateral to secure our obligations to the counterparty. In addition, by making periodic payments based on a variable interest rate, we bear the risk of depreciation with respect to the value of the TRS assets underlying the TRS and may be required under the terms of the TRS to post additional collateral on a dollar-for-dollar basis in the event the value of the TRS assets underlying the TRS depreciates in a material amount relative to any cash collateral previously posted by us.

If the counterparty chooses to exercise its termination rights under the TRS, it is possible that, because of adverse market conditions existing at the time of such termination, we will owe more to the counterparty (or will be entitled to receive less from the counterparty) than we would otherwise have if we controlled the timing of such termination.

For purposes of determining our compliance with the asset coverage ratio test applicable to us as a business development company, we will treat the outstanding notional amount of the TRS and any further total return swap to which we are a party, less the actual amount of any cash collateral posted by us under the TRS and such further total return swap, as a senior security for the life of that instrument. Further, for purposes of determining our compliance with the 70% qualifying assets requirement of Section 55(a) under the 1940 Act, we will treat each loan or bond underlying the TRS and any further total return swap to which we are a party as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies are susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, the amount of any non-performing assets may increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior or second lien loans. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

In late 2007, the U.S. economy entered a recession that officially lasted until June 2009, although the effects continued thereafter. As a result of those economic conditions, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. Such value declines were exacerbated by widespread forced liquidations. Such forced liquidations impacted many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets and caused extreme economic uncertainty. Although there has been improvement in the U.S. economy since then, certain sectors remain weak and unemployment remains at higher than historical levels.

A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Any such unfavorable economic conditions, including rising interest rates, may also increase our funding costs, limit our access to capital markets or negatively impact our ability to obtain additional financing, particularly from the debt markets. In addition, any future financial market uncertainty could lead to financial market disruptions and could impact our ability to obtain additional financing. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results and financial condition.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its debt financing and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We invest primarily in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies including that they:

•	have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

•	may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

•	may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

•	are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on a privately held company and, in turn, on us; and

•	generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of the Advisors’ management may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

In addition, investments in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. If there is no readily available market for these investments, we are required to carry these investments at fair value as determined by our board of directors. As a result, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, our Advisors or any of their respective affiliates have material nonpublic information regarding such portfolio company or where the sale would be an impermissible joint transaction. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party credit ratings or audited financial statements. We must therefore rely on the ability of our Advisors to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act of 2002 and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

Certain investment analyses and decisions by the Advisors may be required to be undertaken on an expedited basis.

Investment analyses and decisions by the Advisors may be required to be undertaken on an expedited basis to take advantage of investment opportunities. While we generally will not seek to make an investment until the Advisors have conducted sufficient due diligence to make a determination as to the acceptability of the credit quality of the investment and the underlying issuer, in such cases, the information available to the Advisors at the time of making an investment decision may be limited. Therefore, no assurance can be given that the Advisor will have knowledge of all circumstances that may adversely affect an investment. In addition, the Advisors expect often to rely upon independent consultants in connection with its evaluation of proposed investments. No assurance can be given as to the accuracy or completeness of the information provided by such independent consultants and we may incur liability as a result of such consultants’ actions.

We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded commitments.

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant or other right to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, we prefer other opportunities, we are limited in our ability to do so by compliance with business development company requirements, or we desire to maintain our RIC status. Our ability to make follow-on investments may also be limited by our Advisors’ allocation policies. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

The agreements governing each of our revolving credit facilities and our senior secured term loan contain various covenants which, if not complied with, could accelerate repayment under the relevant facility, thereby materially and adversely affecting our liquidity, financial condition, results of operations and our ability to service our debt or pay distributions to our shareholders.

We and each of our wholly owned, special purpose financing subsidiaries are party to revolving or term credit facilities with one or more lenders. We or our special purpose financing subsidiaries may become party to additional such facilities in the future. The agreements governing these facilities currently, and are likely to continue to, contain default provisions such as:

•	the failure to make principal payments when due or interest payments within three business days of when due;

•	borrowings under the facility exceeding the applicable advance rates;

•	the purchase by us or the relevant financing subsidiary, as applicable, of certain ineligible assets;

•	the insolvency or bankruptcy of us or the relevant financing subsidiary;

•	the decline of our or the relevant financing subsidiary’s, as applicable, net asset value below a specified threshold; and

•	fraud or other illicit acts by us, KKR or CNL in our or their respective investment advisory capacities.

An event of default under any one credit facility may result, among other things, in the termination of the availability of further funds under that facility and other unrelated credit facilities, and an accelerated maturity date for all amounts outstanding under the credit facility or facilities. This could disrupt our business, reduce our revenues and, by delaying any dividends allowed to us under the facility until the lender has been paid in full, reduce our liquidity and cash flow and impair our ability to grow our business, service our debt, make distribution payments to our shareholders and maintain our status as a RIC.

The agreements governing each credit facility would require us or the relevant financing subsidiary, as applicable, to comply with certain operational covenants. These covenants may, for example, require us or the relevant financing subsidiary, as applicable, to, among other things, maintain eligible assets with an aggregate equity value, net of borrowing balance, equal to or exceeding specified amounts under the facility. In addition, under the relevant facility, the occurrence of certain “Super-Collateralization Events” may result in an increase of the collateral equity value that we or the relevant financing subsidiary, as applicable, is required to maintain. Super-Collateralization Events would include, among other things:

•	certain key employees ceasing to be directors, principals, officers or investment managers of KKR;

•	the bankruptcy or insolvency of KKR or CNL;

•	KKR or CNL ceasing to act as sub-advisor or advisor for us or the relevant financing subsidiary;

•	our ceasing to act as the relevant financing subsidiary’s investment manager, becoming bankrupt or insolvent, defaulting on certain material agreements or failing to maintain a net asset value above a specified threshold; and

•	fraud or other illicit acts by us, KKR or CNL in our or their respective investment advisory capacities.

A decline in the value of assets owned by us or the relevant financing subsidiary, as applicable or the occurrence of a Super-Collateralization Event under the relevant facility could result in our being required to retain, acquire or contribute to the relevant financing subsidiary, as applicable, additional assets, which would likely disrupt our business and impact our ability to meet our investment objectives, service our debt and pay distributions to our shareholders.

The failure to meet collateral requirements under the relevant facility or the occurrence of any other event of default that results in the termination of such facility may force us to liquidate positions at a time and/or at a price that is disadvantageous to us and could result in losses. In addition, upon the occurrence of an event of default under the relevant facility, the related lender would have the right to the assets pledged as collateral supporting the amounts outstanding under the facility and could sell such assets in order to satisfy amounts due under the facility.

Each borrowing under any credit facility will be subject to the satisfaction of certain conditions. We cannot assure you that we or the relevant financing subsidiary, as applicable, will be able to borrow funds under the relevant facility at any particular time or at all. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity” for a more detailed discussion of the terms of our credit facilities.

To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. Since we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our securities. If the value of our assets decreases, leveraging will cause our net asset value to decline more sharply than it otherwise would if we had not borrowed and employed leverage. Similarly, any decrease in our income would cause our net income to decline more sharply than it would have if we had not borrowed and employed leverage. Such a decline could negatively affect our ability to service our debt or make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to our Advisors.

The amount of leverage that we employ depends on our Advisors’ and our board of directors’ assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that additional leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for servicing our debt or distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a business development company, we are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations, and we may not be able to service our debt or make distributions.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculated results in the table are hypothetical and actual returns may be higher or lower than those presented in the table. The calculated results are based on the following assumptions:

•	$4.04 billion in income earning total assets at beginning of 2016 (assumed total assets for the purpose of this illustration is equal to investments, including investments in the TRS, at fair value as of December 31, 2015);

•	$1.42 billion in senior securities from the credit facilities outstanding for 2016;

•	$182 million in deemed senior securities from the TRS arrangement for 2016;

•	$2.59 billion in net assets attributable to common stock; and

•	a current effective interest rate of 3.84%, which includes the impact of the TRS and commitment fees on unused credit facility commitment balances, for 2016.

In order to compute the “corresponding return to shareholders,” the “assumed return on our portfolio (net of expenses)” is multiplied by the assumed total assets to obtain an assumed return to us. The accrued interest expense is calculated as the product of the assumed current effective interest rate times the assumed debt outstanding. The accrued interest expense as so calculated is then subtracted from the assumed return to us in order to determine the return available to shareholders. The return available to shareholders is then divided by the total amount of net assets attributable to common stock to determine the “corresponding return to shareholders.” Actual results may be different than shown below.

Assumed return on our portfolio (net of expenses)	-10.00%	-5.00%	0.00%	5.00%	10.00%	1.65%
Corresponding return to shareholders	-17.94%	-10.16%	-2.37%	5.41%	13.19%	0.00%

The illustrative results in the table above indicate that an assumed -5.0% annual return on our earning assets in 2016 would hypothetically result in a -10.16% return to shareholders of our common stock. Likewise, an assumed 5.0% annual return on our earning assets in 2016 would hypothetically result in a 5.41% return to shareholders of our common stock. Finally, our portfolio must hypothetically earn an annual return of 1.65% in 2016 in order to cover annual interest payments on the assumed level of debt outstanding in 2016.

Risks Related to an Investment in our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we avoid selling shares below net asset value.

The purchase price at which you purchase shares will be determined at each closing date to ensure that the sales price is equal to or greater than the then-current net asset value of our shares, after deducting selling commissions and marketing support fees. As a result, your purchase price may be higher than the prior subscription closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior subscription closing price. See “Determination of Net Asset Value.”

Our shares are not listed on an exchange or quoted through a quotation system and will not be listed for the foreseeable future, if ever; and we are not required to complete a liquidity event by a specific date. Therefore, our shareholders will have limited liquidity and may not receive a full return of invested capital (including front-end commissions, fees and expenses), upon selling their shares or upon liquidation of our company.

Our shares are illiquid investments for which there is not a secondary market nor is it expected that any such secondary market will develop in the future. Therefore it is difficult for a shareholder to sell his or her shares. On or before December 31, 2018, our board of directors must consider, but is not required to recommend, a liquidity event for our shareholders. A future liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. Certain types of liquidity events, such as a listing, would allow us to retain our Investment Portfolio intact while providing our shareholders with access to a trading market for their securities.

We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining whether to pursue a liquidity event in the future. A liquidity event may include a sale, merger or rollover transaction with one or more affiliated investment companies managed by our Advisors.

Also, since a portion of the public offering price from the sale of shares in this offering is used to pay offering and recurring expenses, the full offering price paid by our shareholders is not invested in portfolio companies. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital. If we do not successfully complete a liquidity event, liquidity for your shares will be limited to participation in our share repurchase program, which we have no obligation to maintain.

In addition, any shares repurchased pursuant to our share repurchase program may be purchased at a price which may reflect a discount from the purchase price shareholders paid for the shares being repurchased. If our shares are listed on a national securities exchange or quoted through a quotation system, we cannot assure you a public trading market will develop or, if one develops, that such trading market can be sustained. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and related offering expenses. Also, shares of closed-end investment companies and business development companies frequently trade at a discount from their net asset value. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share of common stock may decline. We cannot predict whether our common stock, if listed on a national securities exchange, will trade at, above or below net asset value.

We intend, but are not required, to offer to repurchase your shares on a quarterly basis. As a result you will have limited opportunities to sell their shares.

We have adopted a share repurchase program to allow you to tender your shares to us on a quarterly basis at a price that is approximately equal to our net asset value as of the last business date of each relevant calendar quarter. The share repurchase program includes numerous restrictions that limit your ability to sell your shares. We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the issuance of shares of our common stock under our distribution reinvestment plan, although at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the sale of our investments as of the end of the applicable period to repurchase shares. We limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. To the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. Further, certain covenants in our senior credit facility may limit our ability to offer to repurchase your shares on a quarterly basis. These limits may prevent us from accommodating all repurchase requests made in any year. Our board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice. We will notify our shareholders of such developments: (i) in our quarterly reports or (ii) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, under the quarterly share repurchase program, we have discretion to not repurchase shares, to suspend the program, and to cease repurchases. Further, the program has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders, and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

When we make repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price that you paid for our shares. As a result, to the extent you paid a price that includes the related sales load and to the extent you have the ability to sell your shares pursuant to our share repurchase program, then the price at which you may sell shares, which will be approximately equivalent to our estimated net asset value on the last business day of the prior calendar quarter, may be lower than the amount you paid in connection with the purchase of our shares.

Because our Managing Dealer is an affiliate of CNL, its due diligence review of us is not considered independent. The absence of an independent due diligence review increases the risks and uncertainty you face as a shareholder.

Our Managing Dealer, CNL Securities Corp., is an affiliate of CNL. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, by relying on the Managing Dealer alone, you do not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in an underwritten public securities offering. Accordingly, you will have to rely on your own broker-dealer or investment advisor to make an independent review of the terms of this offering. If your broker-dealer or investment advisor does not conduct such a review, you will not have the benefit of an independent review of the terms of this offering. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to other publicly traded companies.

We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of this offering may impair our performance. We cannot assure you that we will be able to continue to identify investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

Before making investments, we will invest the net proceeds of our public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements, and/or other high-quality debt instruments maturing in one year or less from the time of investment. This will produce returns that are significantly lower than the returns, which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objective may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.

A shareholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our shareholders do not have preemptive rights to any shares we issue in the future. Our charter, which we refer to herein as the articles of incorporation, authorizes us to issue up to 1,000,000,000 shares of common stock. Pursuant to our articles of incorporation, a majority of our entire board of directors may amend our articles of incorporation to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without shareholder approval. Our board may elect to sell additional shares in the future or issue equity interests in private offerings. To the extent we issue additional equity interests at or below net asset value, your percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below net asset value per share, which may be a disadvantage as compared with certain public companies. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the current net asset value of our common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, including a majority of those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our shareholders at that time will decrease and you will experience dilution.

Preferred stock could be issued with rights and preferences that would adversely affect holders of our common stock.

Under the terms of our articles of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without shareholder approval, which could potentially adversely affect the interests of existing shareholders.

Certain provisions of the Maryland General Corporation Law could deter takeover attempts.

Our bylaws exempt us from the Maryland Control Share Acquisition Act, which significantly restricts the voting rights of control shares of a Maryland corporation acquired in a control share acquisition. If our bylaws were amended to repeal this exemption from the Maryland Control Share Acquisition Act, that statute may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction. Although we do not presently intend to adopt such an amendment to our bylaws, there can be no assurance that we will not so amend our bylaws at some time in the future. We will not, however, amend our bylaws to make us subject to the Maryland Control Share Acquisition Act without our board of directors determining that doing so would not conflict with the 1940 Act and obtaining confirmation from the SEC that it does not object to that determination.

Additionally, our board of directors may, without shareholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock. Our board of directors may also, without shareholder action, amend our articles of incorporation to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. These provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Investing in our common stock involves a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and includes volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The net asset value of our common stock may fluctuate significantly.

The net asset value and liquidity, if any, of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	changes in the value of our portfolio of investments and derivative instruments as a result of changes in market factors, such as interest rate shifts, and also portfolio specific performance, such as portfolio company defaults, among other reasons;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

•	loss of RIC or business development company status;

•	distributions that exceed our net investment income and net income as reported according to GAAP;

•	changes in earnings or variations in operating results;

•	changes in accounting guidelines governing valuation of our investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors;

•	departure of either of our Advisors or certain of their respective key personnel;

•	general economic trends and other external factors; and

•	loss of a major funding source.

We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flows from operations, net investment income or earnings are not sufficient to fund declared distributions.

We may fund distributions from the uninvested proceeds of an offering and borrowings, and we have not established limits on the amount of funds we may use from such proceeds or borrowings to make any such distributions. We have paid and may continue to pay distributions from the sale of assets to the extent distributions exceed our earnings or cash flows from operations. Distributions from offering proceeds or from borrowings could reduce the amount of capital we ultimately invest in our Investment Portfolio.

Shareholders may experience dilution in their ownership percentage if they do not participate in our distribution reinvestment plan.

All distributions declared in cash payable to shareholders that are participants in our distribution reinvestment plan will generally be automatically reinvested in shares of our common stock. As a result, shareholders that do not participate in our distribution reinvestment plan may experience dilution over time. Shareholders who do not participate in our distribution reinvestment plan may experience accretion to the net asset value of their shares if our shares are trading at a premium to net asset value and dilution if our shares are trading at a discount to net asset value. The level of accretion or discount would depend on various factors, including the proportion of our shareholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the distribution payable to shareholders.

The existence of a large number of outstanding shares and shareholders prior to completion of the listing of our securities on a national securities exchange could negatively affect our stock price.

As of April 25, 2016, we had approximately 303.7 million shares of our common stock outstanding and the ability of our shareholders to liquidate their investments is limited. If we were to list our common stock on a securities exchange in the future, a large volume of sales of these shares could decrease the prevailing market prices of our common stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales are not effected, the mere perception of the possibility of these sales could depress the market price of our common stock and have a negative effect on our ability to raise capital in the future. In addition, anticipated downward pressure on our common stock price due to actual or anticipated sales of common stock from this market overhang could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares.

In the event we issue subscription rights, shareholders who do not fully exercise their subscription rights should expect that they will, at the completion of a rights offering pursuant to this prospectus, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights. We cannot state precisely the amount of any such dilution in share ownership because we do not know at this time what proportion of the shares will be purchased as a result of such rights offering.

In addition, if the subscription price is less than the net asset value per share of our common stock, then our shareholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offering. The amount of any decrease in net asset value is not predictable because it is not known at this time what the subscription price and net asset value per share will be on the expiration date of a rights offering or what proportion of the shares will be purchased as a result of such rights offering. Such dilution could be substantial.

These dilutive effects may be exacerbated if we were to conduct multiple subscription rights offerings, particularly if such offerings were to occur over a short period of time. In addition, subscription rights offerings and the prospect of future subscription rights offerings may create downward pressure on the secondary market price of our common stock due to the potential for the issuance of shares at a price below our net asset value, without a corresponding change to our net asset value.

The price that the investor pays for our shares may not reflect the current net asset value of our company at the time of his or her subscription.

If our net asset value increases above our net proceeds per share as stated in this prospectus, we will sell our shares at a higher price as necessary to ensure that shares are not sold at a net price, after deduction of selling commissions and marketing support fees, that is below our net asset value per share. Also we will file a supplement to the prospectus with the SEC, or amend our registration statement, if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus. Therefore, the net proceeds per share, net of all sales load, from a new investor may be in excess of the then current net asset value per share.

In addition, if the net asset value per share were to decline below 97.5% of the public offering price, net of sales load, for ten continuous business days (for this purpose, any day on which the principal stock markets in the United States are open for business), then, unless and until our board of directors determines otherwise, we will voluntarily suspend selling shares in this offering until the net asset value per share is greater than 97.5% of the public offering price, net of sales load.

If we issue preferred stock, debt securities or convertible debt securities, the net asset value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock and/or debt securities would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock, debt securities or convertible debt would likely cause the net asset value of our common stock to become more volatile. If the dividend rate on the preferred stock, or the interest rate on the debt securities, were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of our common stock would be reduced. If the dividend rate on the preferred stock, or the interest rate on the debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common stock than if we had not issued the preferred stock or debt securities. Any decline in the net asset value of our investment would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock. This decline in net asset value would also tend to cause a greater decline in the market price, if any, for our common stock.

There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios which may be required by the preferred stock, debt securities or convertible debt or our current investment income might not be sufficient to meet the dividend requirements on the preferred stock or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund redemption of some or all of the preferred stock, debt securities or convertible debt. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, debt securities, convertible debt, any combination of these securities. Holders of preferred stock, debt securities or convertible debt may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

Holders of any preferred stock that we may issue will have the right to elect members of the board of directors and have class voting rights on certain matters.

The 1940 Act requires that holders of shares of preferred stock must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock, including changes in fundamental investment restrictions and conversion to open-end status and, accordingly, preferred shareholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our qualification as a RIC for U.S. federal income tax purposes.

Federal Income Tax Risks

We will be subject to corporate-level income tax if we are unable to maintain our qualification as a RIC under Subchapter M of the Code or if we make investments through taxable subsidiaries.

To maintain RIC tax treatment under the Code, we must meet the following minimum annual distribution, income source and asset diversification requirements.

The minimum annual distribution requirement for a RIC will be satisfied if we distribute to our shareholders on an annual basis at least 90% of our investment company taxable income. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of subchapter M. We would be taxed, at regular corporate rates on retained income and/or gains, including any short-term capital gains or long-term capital gains. We must also satisfy an additional annual distribution requirement with respect to each calendar year in order to avoid a 4% excise tax on the amount of the under-distribution. Because we use debt financing, we are subject to (i) an asset coverage ratio requirement under the 1940 Act and (ii) certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, or chose or be required to retain a portion of our taxable income or gains, we could (1) be required to pay excise tax and (2) fail to qualify for RIC tax treatment, and thus become subject to corporate-level income tax on our taxable income (including gains).

The income source requirement will be satisfied if we obtain at least 90% of our annual income from dividends, interest, gains from the sale of stock or securities, net income from certain “qualified publicly traded partnerships,” or other income derived from the business of investing in stock or securities.

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents (including receivables), U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions.

We may invest in certain debt and equity investments through taxable subsidiaries and the net taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding, and value added taxes).

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, since we will likely hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK, secondary market purchases of debt securities at a discount to par, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as unrealized appreciation for foreign currency forward contracts and deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, we may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require us to recognize income where we do not receive a corresponding payment in cash.

Unrealized appreciation on derivatives, such as foreign currency forward contracts, may be included in taxable income while the receipt of cash may occur in a subsequent period when the related contract expires. Any unrealized depreciation on investments that the foreign currency forward contracts are designed to hedge is not currently deductible for tax purposes. This can result in increased taxable income whereby we may not have sufficient cash to pay distributions or we may opt to retain such taxable income and pay a 4% excise tax. In such case we could still rely upon the “spillback provisions” to maintain RIC qualification.

A portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts with respect to debt securities acquired in the secondary market and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus may constitute forward-looking statements because they relate to future events or our future financial conditions. Words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The use of forecasts in this offering is prohibited. Any representations to the contrary or any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in this program is not permitted. The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the effect of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	actual and potential conflicts of interest with our Advisors and their respective affiliates;

•	the dependence of our future success on the general economy and its effect on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	the use of borrowed money to finance a portion of our investments;

•	the adequacy of our financing sources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of our Advisors to locate suitable investments for us and to monitor and administer our investments;

•	the ability of our Advisors and their respective affiliates to attract and retain highly talented professionals;

•	our ability to qualify and maintain our qualification as a RIC and as a business development company; and

•	the effect of changes to tax legislation and our tax position.

We caution you that forward-looking statements are not guarantees. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements. Some factors that might cause such a difference include the following: the current global economic downturn, increased direct competition, changes in government regulations or accounting rules, changes in local, national and global capital market conditions, our ability to obtain or maintain credit lines or credit facilities on satisfactory terms, changes in interest rates, availability of offering proceeds, our ability to identify suitable investments, our ability to close on identified investments, inaccuracies of our accounting estimates, our ability to locate suitable borrowers for our loans and the ability of such borrowers to make payments under their respective loans.

Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless otherwise required by law. You are advised to consult any additional disclosures that we may make directly to you or through reports that we file with the SEC in the future, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

The forward-looking statements and projections contained in this prospectus or in periodic reports we file under the Exchange Act are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Exchange Act.

COMPANY PROFILE

We are a non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Formed as a Maryland corporation on June 9, 2010, we are externally managed by CNL and KKR, which are collectively responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Both of our Advisors are registered as investment advisers with the SEC. We elected to be treated, beginning with our first taxable year ending December 31, 2011, and intend to qualify annually as a RIC under the Code.

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation. We pursue our investment objective by investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. As of December 31, 2015, our Investment Portfolio, excluding our short term investments, totaled $3.72 billion and consisted primarily of senior and subordinated debt. As we continue to grow our investment portfolio, we anticipate that a substantial portion of our portfolio will continue to consist of senior and subordinated debt, which we believe offer opportunities for superior risk-adjusted returns and income generation. Our debt investments may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options, equity co-investments or other forms of equity participation. We may separately purchase common or preferred equity interests in transactions. Our portfolio includes fixed-rate investments that generate absolute returns as well as floating-rate investments that provide protection in rising interest rate and inflationary environments.

We will seek to continue to build on the strong investment expertise and sourcing networks of our Advisors and adhere to an investment approach that emphasizes strong fundamental credit analysis and rigorous portfolio monitoring. We intend to continue to be disciplined in selecting investments and focused on opportunities that we perceive offer favorable risk/reward characteristics and relative value. We believe the market for lending is currently characterized by significant demand for capital and that we will continue to have considerable opportunities as a provider of capital to achieve attractive pricing and terms on our investments. We plan to continue to raise capital with the goal of serving our target market and continuing to capitalize on what we believe is a compelling and sustained market opportunity.

We are issuing only shares of our common stock in this offering and there are no classes of equity securities that are currently senior to the shares in which you are investing. Each share of common stock has equal rights to distributions, voting, liquidation, and conversion. Our common stock is non-assessable such that there is no liability for calls or assessments, nor are there any preemptive or redemption rights in favor of existing shareholders. Our distributions are neither set at predetermined times nor at minimum rates. See “– Shareholder Liquidity Strategy.”

Our Advisors

Our investment advisers are CNL, which is responsible for the overall management of our activities, and KKR, which is responsible for the day-to-day management of our Investment Portfolio and TRS Portfolio. CNL provides its services under the Investment Advisory Agreement and under the Administrative Services Agreement, and KKR provides its services under the Sub-Advisory Agreement. The activities of both Advisors are subject to the supervision and oversight of our board of directors.

Our investment process is a collaborative effort between CNL and KKR, and we benefit from the combined business and specific industry knowledge, transaction expertise and deal-sourcing capabilities they bring. To facilitate communication and coordination, our Advisors hold regular meetings to plan and discuss our investment strategy, potential investment opportunities, current market developments and investment goals. We believe their joint involvement in our business provides us with substantial market insight and valuable access to investment opportunities.

As required by the Omnibus Guidelines, as adopted by the North American Securities Administrators Association, our Advisors and their parent entities have an aggregate net worth in excess of $22.1 million. No portion of such net worth will be available to us to satisfy any of our liabilities or other obligations.

About CNL

CNL is a wholly owned subsidiary of CNL Financial Group, a private investment management firm specializing in alternative investment products. Anchored by over 40 years of thoughtful investing in relationships, CNL Financial Group or its affiliates have formed or acquired companies with more than $33 billion in assets. Performance-driven, CNL Financial Group strives to achieve investment returns by identifying emerging trends, accessing capital through its national distribution channels, and investing shareholder capital in a variety of credit and real estate investment products. Over its history, CNL Financial Group has invested through various market cycles in a broad range of industries, asset classes and geographies. Its sponsorship and management of a wide range of investment programs have fostered experience investing in and lending to companies operating in the retail, restaurant, health care, hotel, leisure and recreation, financial services and insurance industries.

CNL Financial Group’s disciplined investment approach values quality over quantity and concentrates on underserved, undercapitalized markets. By championing a long-term perspective that concentrates on building partnerships that extend beyond one transaction, CNL Financial Group has developed a broad network of business relationships, which we will have access to and from which we will benefit. CNL Financial Group partners with prominent investment organizations to provide shareholders access to a distinctive platform of products. Based in Orlando, Florida, CNL Financial Group is indirectly owned and controlled by James M. Seneff, Jr.

CNL is a Florida corporation that has been continuously registered as an investment adviser since June 19, 1991. CNL draws upon CNL Financial Group’s long-standing history of investment and capital markets experience and is led by a team of senior investment professionals, who have experience in commercial lending, investment banking, accounting, real estate and private equity investing. Services provided by affiliates of CNL include advisory, acquisition, development, lease and loan servicing, asset and portfolio management, disposition, client services, capital raising, finance and administrative. We believe this expertise will be valuable in managing a publicly registered and reporting investment program. CNL’s principal business address is 450 South Orange Ave., Orlando, FL 32801.

About KKR

KKR is a subsidiary of KKR & Co., a leading global investment firm that manages investments across multiple asset classes including private equity, energy, infrastructure, real estate, credit and hedge funds. KKR & Co. aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation in the assets it manages. KKR & Co. invests its own capital alongside the capital it manages for fund investors and brings debt and equity investment opportunities to others through its capital markets business.

KKR & Co.’s business offers a broad range of investment management services to its fund investors and provides capital markets services to KKR & Co., its portfolio companies and third parties. Throughout KKR & Co.’s history, KKR & Co. has consistently been a leader in the private equity industry. KKR & Co. has grown its firm by expanding its geographical presence and building businesses in new areas, such as credit, special situations, hedge funds, CLOs, capital markets, infrastructure, energy and real estate. These efforts build on KKR & Co.’s core principles and industry expertise, allowing KKR & Co. to leverage the intellectual capital and synergies in its businesses, and to capitalize on a broader range of the opportunities it sources. Additionally, KKR & Co. has increased its focus on meeting the needs of its existing fund investors and in developing relationships with new investors in its funds.

KKR & Co. conducts its business with offices throughout the world, providing it with a pre-eminent global platform for sourcing transactions, raising capital and carrying out capital markets activities. KKR & Co.’s growth has been driven by value that it has created through its operationally focused investment approach, the expansion of its existing businesses, its entry into new lines of business, innovation in the products that it offers investors in its funds, an increased focus on providing tailored solutions to its clients and the integration of capital markets distribution activities.

KKR & Co. has also used its balance sheet as a significant source of capital to further grow and expand its business, increase its participation in its existing businesses and further align its interests with those of its fund investors and other stakeholders.

KKR is a Delaware limited liability company that has been registered as an investment adviser with the SEC since October 15, 2008. It manages a specialty finance company and a number of investment funds, structured finance vehicles and separately managed accounts that invest capital in both liquid and illiquid credit strategies on behalf of some of the largest public and private pension plans, global financial institutions, university endowments and other institutional and public market investors. Its investment professionals utilize an industry and thematic approach to investing and benefit from access, where appropriate, to the broader resources and intellectual capital of KKR & Co. KKR’s principal business address is 555 California Street, 50th Floor, San Francisco, California 94104.

Market Opportunity

We pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. We believe that the size of the market and these companies’ demand for flexible sources of capital have the potential to create an attractive investment environment for a number of reasons, including the following:

•	Current Market Environment. During the twelve months ended December 31, 2015, markets were influenced by geopolitical concerns as well as sector specific dislocations, such as commodities and energy. Significant recurring outflows in open-ended credit mutual funds and exchange traded funds have occurred. These factors, along with thin liquidity, have placed downward pressure on valuations in the types of investments in which we invest and contributed to an increase in volatility in such investments.

CCT’s closed-end structure and long term fundamental underwriting approach positions us to continue to focus on providing capital to companies that, for a variety of reasons, are unable to access the syndicated debt markets and/or achieve attractive terms on their debt. In the United States, successful access to the liquid credit markets is often limited by the issuer’s size, complicated industry dynamics, regulatory overhang, and unique or complex capital structures. Therefore, considering the recent dynamic market environment, our basic investment premise emphasizing directly originated and other private credit investments remains unchanged. However, we remain mindful of, and continue to scan for attractive opportunities in secondary credit markets resulting from specific situations and volatility.

We believe that privately originated transactions with both U.S. and foreign middle market companies will outperform low-yielding government bonds and high grade credit over the long-term. Furthermore, we believe future lending opportunities will expand given recent financial regulation that is resulting in commercial banks reducing lending levels to middle-market companies. We maintain a high degree of caution and believe continued focus on the fundamentals, including rigorous due diligence, robust credit underwriting and direct structuring of investments best positions the portfolio to protect principal and generate attractive risk-adjusted returns.

•	Significant Private Equity Capital Available for New Transactions. In addition to general refinancing opportunities that rely heavily on debt financing, we believe there is a large pool of committed but uninvested capital, both in the United States and globally, available for use in new private equity investments. Industry sources suggest that as of April 2015, there was more than $780 billion of private equity capital available for private equity investments in the United States alone. We expect that as a result of their investable capital, private equity firms will be active investors in U.S. medium- and large-sized companies over the next few years and will require significant amounts of debt to finance their transactions including mergers, acquisitions, and carve outs.

•	Greater Demand for Non-Traditional Sources of Debt Financing. We believe that the financial crisis of 2008 inspired a certain skepticism on the part of small and middle-market companies towards institutional banks. Facing balance sheet strain as a result of the financial crisis, we believe that these institutions have also become less focused on building a constructive, long-term relationship with smaller borrowers. Consequently, we believe there is an increasing trend for companies to seek financing from alternative capital providers, such as our Company, that are able to develop trusted relationships with borrowers and offer a higher degree of certainty.

•	Business Environment. As new banking regulations, such as those implementing the 2010 Basel Committee on Banking Supervision’s Third Accord (or, Basel III) and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (or, the Dodd-Frank Act), require financial institutions to meet increased capital requirements, we believe it will become difficult and inefficient for these institutions to meet the financing needs of growing medium- to large-sized companies and we believe these regulations will broaden investment opportunities for non-bank investors and investment entities like us.

Our Potential Competitive Advantages

As a business development company with a particular focus on lending activities, we experience competition from other business development companies, commercial banks, specialty finance companies, open-end and closed-end investment companies, opportunity funds, private equity funds and institutional investors, many of which may have greater financial resources than we do for the purposes of lending to U.S. businesses within our stated investment focus. These competitors may also have a lower cost of capital, may be subject to less regulatory oversight, and may have lower overall operating costs. The level of competition impacts both our ability to raise capital, find suitable corporate borrowers that meet our investment criteria and acquire and originate loans to corporate borrowers. We may also face competition from other funds that affiliates of KKR participate in or advise.

We believe we have the following potential competitive advantages over other capital providers that operate in the markets we target, which allow us to take advantage of the market opportunities we have identified:

•	Proprietary Sourcing and Deal Origination. Our Advisors, through their deep industry relationships and investment teams that actively source new investments, provide us with immediate access to an established source of proprietary investment opportunities. CNL and KKR have built leading franchises and deep relationships with major companies, financial institutions and other investment and advisory institutions for sourcing new investments. KKR’s investment professionals are also organized into industry groups that conduct their own primary research, develop views on industry themes and trends and proactively work to identify companies in which to invest, often on an exclusive basis. We believe that our Advisors’ broad networks and the internal deal generation strategies of their investment teams create favorable opportunities to deploy capital across a broad range of originated transactions that have attractive investment characteristics.

•	Focus on Preserving Capital and Minimizing Losses. We believe that protecting principal and avoiding capital losses are critical to generating attractive risk-adjusted returns. Toward that end, our investment process is designed to: (i) utilize our Advisors’ proprietary knowledge and deep industry relationships to identify attractive prospective portfolio companies, (ii) conduct rigorous due diligence to evaluate the creditworthiness of, and potential returns from, credit investments in such portfolio companies, (iii) stress test prospective investments to assess the viability of potential portfolio companies in a downside scenario and their ability to repay principal and (iv) structure investments and design covenants and other rights that anticipate and mitigate issues identified through this process.

•	Experienced Management and Investment Expertise. Affiliates of each of our Advisors have more than 35 years of investment experience that spans a broad range of economic, market and financial conditions. By accessing the combined resources, skills and experience of our Advisors, we believe we benefit from CNL’s contrarian investment philosophy of focusing on underserved, undercapitalized markets and KKR’s rigorous investment approach, industry expertise and experience investing throughout a company’s capital structure.

•	Disciplined Credit Analysis and Portfolio Monitoring. Our Advisors provide us with immediate access to an established platform for evaluating investments, managing risk and focusing on opportunities that generate superior returns with appropriate levels of risk. Through KKR, we benefit from an investment infrastructure that allows for intensive due diligence to filter investment opportunities and helps select investments that offer favorable risk/reward characteristics.

•	Versatile Transaction Structuring and Flexible Capital. Our Advisors have experience and expertise in evaluating and structuring investments at all levels of a company’s capital structure and with varying features, providing numerous tools to manage risk while preserving opportunities for income, capital preservation and, to a lesser extent, long-term capital appreciation. We seek to continue to capitalize on this expertise and build our Investment Portfolio that performs in a broad range of economic conditions while meeting the unique needs of a broad range of borrowers. Although we are subject to regulation as a business development company, we are not subject to many of the regulatory limitations that govern traditional lending institutions. As a result, we believe that we can be more flexible in selecting and structuring investments and adjusting investment criteria. We believe borrowers view this flexibility as a benefit, making us an attractive financing partner.

•	Long-Term Investment Horizon. We believe that our flexibility to make investments with a long-term perspective provides us with the opportunity to generate favorable returns on invested capital and expands the types of investments that we may consider. The long-term nature of our capital helps us avoid disposing of assets at unfavorable prices and we believe makes us a better financing partner for portfolio companies.

Investment Types

We focus primarily on investments in senior and subordinated debt of eligible portfolio companies, which we believe offer opportunities for superior risk-adjusted returns and income generation. Our debt investments may be secured in varying degrees of priority or may be unsecured. We may also invest in common or preferred equity of portfolio companies or hold instruments that convert into such securities. The following diagram illustrates the placement of these investments lie in a typical portfolio company’s capital structure.

Typical Capital Structure Diagram

Senior debt is situated at the top of the capital structure and typically has the first claim on the assets and cash flows of a company followed by subordinated debt, preferred equity and common equity, respectively. Other than common equity, each category of investment may be further divided into different classes of holders that have different rankings, or priorities, among themselves. Senior debt investments generally take the form of senior secured first lien loans, senior secured second lien loans, or senior secured bonds. Due to this priority of cash flows, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for assuming the risk associated with junior status in the form of higher expected returns, either through higher interest payments or potentially greater capital appreciation. We rely on our Advisors’ experience to structure investments, possibly using all levels of the capital structure, which we believe will perform in a broad range of economic environments.

Our Investment Strategy

Our investment strategy is focused on creating and growing an investment portfolio that generates superior risk-adjusted returns by carefully selecting investments through rigorous due diligence and actively managing and monitoring our investment portfolio. Throughout this prospectus we may refer to the issuers of our investments as portfolio companies. When evaluating an investment in, or investment security issued by a portfolio company, we use the resources of our Advisors to develop an investment thesis and a proprietary view of a potential portfolio company’s intrinsic value. We believe our flexible approach to investing allows us to take advantage of opportunities that offer the most favorable risk/reward characteristics. Except as restricted by the 1940 Act or by the Code, we deem all of our investment policies to be non-fundamental, which means that they may be changed by our board of directors without shareholder approval.

Investment Approach

We analyze corporate debt investments both from the “top-down” and the “bottom-up.” Our top-down analysis involves a macroeconomic analysis of relative asset valuations, long-term industry trends, business cycles, interest rate expectations, credit fundamentals and technical factors to target specific industry sectors and asset classes in which to invest. Our bottom-up analysis includes a rigorous analysis of the credit fundamentals and capital structure of each portfolio company considered for investment and a thorough review of the impact of credit and industry trends and dislocation events on a potential investment.

Our Transaction Process

Sourcing and Selecting Investments

We expect our relationships with our Advisors to provide us with immediate access to established sources of deal flow. We seek to benefit from transaction opportunities that arise in the ordinary course from their strong brands, established investment infrastructure, significant amounts of investable capital, and deep relationships with leading executives at major companies, financial institutions and other investment and advisory institutions who are seeking capital or participating in the capital formation process. To enhance our opportunities and increase the amount of investments that we may consider, we intend to further capitalize on proprietary investment opportunities that KKR identifies and develops through primary research, industry activities and deal sourcing skills of its investment professionals.

Due Diligence

Once a potential investment has been identified, the relevant investment team will screen the opportunity and make a preliminary determination concerning whether to proceed with a more comprehensive due diligence review. Because KKR is responsible for the day-to-day operations of our investment portfolio, its professionals lead our due diligence processes. The objective of our due diligence process is to identify attractive investment opportunities based on the facts and circumstances surrounding an investment and identify applicable business, financial, tax, accounting, structural, legal or other issues in order to determine whether an investment is suitable.

When evaluating the suitability of a portfolio investment, we employ an ownership-oriented, “private equity” approach to credit underwriting and subject each investment to a rigorous credit analysis. This review considers industry dynamics, the issuer’s competitive position, the quality and track record of the issuer’s management team, margin stability, industry and company trends, pricing terms, expected returns, credit structure, credit ratings, and historical and projected financial data. KKR’s investment professionals may meet with management or use the services of outside advisors and industry experts as appropriate to assist them in the due diligence process. We have access to the full available resources of both our Advisors, including KKR & Co. professionals that focus on other asset classes, where appropriate and permitted under information barriers and ethical walls.

Transaction Structuring and Execution

In addition to due diligence, we believe that structuring transactions appropriately is a key factor to producing strong investment results under any economic conditions. Accordingly, we actively consider transaction structures and seek to process and negotiate terms that provide opportunities for superior risk-adjusted returns while still addressing the financing and business needs of the prospective portfolio company. To accomplish this goal, we work with the management teams and other financing providers to structure a financing package that will work for all parties and establish how an investment is expected to perform relative to other sources of capital. Relevant investment features may include investment seniority, collateral packages, cash interest payments, PIK interest payments, amortization schedules for principal repayments, redemption features, maturity dates, sinking fund provisions, covenants and pricing terms.

In the case of debt investments, we seek to structure each transaction in a manner that protects our rights and manages our risk while creating incentives for the prospective portfolio company to achieve its business plan and improve its profitability. For example, in addition to seeking a more senior position in the capital structure of our portfolio companies, we may limit the downside potential of our investments by:

•	requiring a total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

•	incorporating “put” rights and “call protection” into the investment structure; and

•	negotiating affirmative and negative covenants, default penalties, lien protection, change of control provisions and other creditor rights that protect our capital while affording the portfolio company as much flexibility in managing its business as is prudent.

Our debt investments may be accompanied by warrants, options or other forms of equity participation that provide additional consideration or “upside” in a transaction. Because warrants and other similar rights generally require only a nominal cost to exercise, they may generate additional investment returns with little incremental cost to us. We may also structure warrants and other similar rights to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. Depending on the nature of the equity, we may invest in the equity through a taxable subsidiary. In many cases, we may also obtain registration rights in connection with these investments that enhance the transferability of our investment.

Each investment that we make requires the approval of both of our Advisors. Once an investment has received the approval of both our Advisors, the transaction may be effected. Certain affiliated co-investment transactions may also require review and approval by our independent directors. Specifically, the 1940 Act imposes significant limits on co-investment with affiliates such as other funds or pools of capital managed by CNL or KKR, and we generally will not be permitted to co-invest alongside our affiliates in privately negotiated transactions unless such transactions are permitted pursuant to an exemptive order from the SEC or the transaction is otherwise permitted under existing regulatory guidance, such as syndicated transactions where price is the only negotiated term. On May 21, 2013, the SEC issued the SEC Exemptive Order granting us exemptive relief that expands our ability to co-invest with certain of our affiliates in privately negotiated transactions. Subject to the conditions specified in the SEC Exemptive Order, we are permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by our Advisors. We currently do not, nor do we currently intend to, invest in or hold securities of companies that were, prior to our original investment, controlled by affiliates of our Advisors. See “Management.”

Monitoring Investments

Our Advisors meet regularly to discuss and review our portfolio. Because KKR is responsible for the day-to-day management of our portfolio, its professionals lead our ongoing portfolio monitoring process using daily, quarterly and annual analyses for our investments. Daily analyses include morning market meetings, industry and company pricing runs, and industry and company reports. Quarterly analyses include the preparation of quarterly operating results, reconciliations of actual results to projections and updates to financial models (including baseline and stress cases). Annual analyses involve preparing annual credit memoranda, conducting internal audits and testing compliance with monitoring and documentation requirements.

As a business development company, we are required to offer and provide managerial assistance to our portfolio companies. This assistance could involve monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Our Advisors or our administrator will make available such managerial assistance, on our behalf, to our portfolio companies, whether or not they request this assistance.

Exiting Investments

We seek to invest in portfolio companies that can generate consistent cash flow to repay their loans while maintaining growth in their businesses. We expect this internally generated cash flow to be a key means through which we will receive timely payment of interest and loan principal. Additionally, we seek to invest in portfolio companies whose business models and growth prospects offer attractive exit possibilities via third-party transactions, including sales to strategic or other buyers and initial public offerings of common stock. Such third-party transactions may be particularly important in realizing capital gains through the equity portions of our investments. We may also seek to exit investments in secondary market transactions when price targets are achieved or circumstances otherwise warrant.

Characteristics of Investments

While we consider each investment opportunity independently, we generally focus on portfolio companies that share the following characteristics:

•	Size. We seek to provide capital to medium- and large-sized private companies, which typically have more defensible market positions, stronger franchises and operations and better credit characteristics relative to their smaller peers. Although there are no strict lower or upper limits on the size of a company in which we may invest, we expect to focus on companies with EBITDAs (earnings before interest, taxes, depreciation and amortization) greater than $25 million.

•	Capital Structure. Our portfolio consists primarily of senior and subordinated debt, which may in some cases be accompanied by warrants, options, equity co-investments, or other forms of equity participation. We seek to invest in portfolio companies that generate free cash flow at the time of our investment and benefit from material investments from well-known equity investors.

•	Management Team. We seek to prioritize investing in portfolio companies with strong management teams that we believe have a clear strategic vision, long-standing experience in their industry and a successful operating track record. We favor companies in which management’s incentives appear to be closely aligned with the long-term performance of the business, such as through equity ownership.

•	Stage of Business Life Cycle. We seek mature, privately owned businesses that have long track records of stable, positive cash flow. We do not intend to invest in start-up companies or companies with speculative business plans. As a business development company, we generally must, under relevant SEC rules, invest at least 70% of our total assets in “qualifying assets,” which includes all private companies, companies whose securities are not listed on a national securities exchange, and certain public listed companies that have a market capitalization of less than $250 million.

•	Industry Focus. While we will consider opportunities within all industries, we seek to prioritize industries having, in our view, favorable characteristics from a lending perspective. For example, we seek companies in established industries with stable competitive and regulatory frameworks, where the main participants have enjoyed predictable, low-volatility earnings. We give less emphasis to industries that are frequently characterized by less predictable and more volatile earnings.

•	Geography. As a business development company under the 1940 Act, we focus on and invest at least 70% of our total assets in U.S. companies. To the extent we invest in foreign companies, we are required to do so in accordance with 1940 Act limitations and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the European Union, as well as Canada, Australia and Japan.

While we believe that the criteria listed above are important in identifying and investing in portfolio companies, we consider each investment on a case-by-case basis. It is possible that not all of these criteria will be met by each portfolio company in which we invest. There is no limit on the maturity or duration of any investment in our portfolio. Substantially all of the investments held in our portfolio have either a sub-investment grade rating by Moody’s Investors Service and/or Standard & Poor’s or are not rated by any rating agency. Investment sizes vary as our capital base changes and are ultimately at the discretion of our Advisors subject to oversight by our board of directors.

Other Factors Affecting Portfolio Construction

As a business development company that is regulated under the 1940 Act and intends to qualify annually as a RIC under the Code, our investment activities are subject to certain regulatory restrictions that impact our portfolio construction. These restrictions include requirements that we invest our capital primarily in U.S. companies that are privately owned or that are listed on a national securities exchange with a market capitalization of less than $250 million, as well as investment diversification and source of income criteria that are imposed by the Code.

In addition, we generally are not permitted to co-invest alongside certain affiliates of our Advisors in privately negotiated transactions, absent an exemptive order from the SEC. On May 21, 2013, the SEC Exemptive Order granting us exemptive relief that expands our ability to co-invest with certain of our affiliates in privately negotiated transactions. Subject to the conditions specified in the SEC Exemptive Order, we are permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR. We currently do not, nor do we currently intend to, invest in or hold securities of companies that were, prior to our original investment, controlled by affiliates of our Advisors.

Portfolio Update

As of December 31, 2015, our investment program consisted of two main components. First, since the inception of our investment activities we have been engaged in the direct purchase of debt securities primarily issued by portfolio companies, and directly lending or providing equity capital to portfolio companies. We refer to this investment component as our “Investment Portfolio” in this prospectus. Second, beginning in November 2012, we supplemented our economic exposure to portfolio companies by entering into total return swap, or TRS, arrangements with a commercial bank counterparty and directing the creation of a portfolio of underlying corporate bonds and loans that serve as reference assets under the TRS. We refer to this investment component as either our portfolio of TRS assets, or our “TRS Portfolio.”

In the case of our TRS Portfolio, we receive all: (i) realized income and fees and (ii) realized capital gains generated by the TRS assets. In return, we must pay quarterly to the TRS counterparty a payment consisting of: (i) realized capital losses and (ii) financing costs that are based on (a) a floating financing rate and (b) the settled notional amount of the TRS assets. The settled notional amount of the TRS assets is the net aggregate cost of the TRS assets underlying the TRS portfolio that are settled and owned by the counterparty. The total notional amount of TRS assets includes the settled notational amount plus the effect of the purchase and sale of TRS assets where a TRS asset trade settlement, if any, is pending. At the end of the TRS contract life, we will receive additional economic benefit if the net value of the portfolio of TRS assets appreciates relative to the settlement date TRS notional amount. Correspondingly, we will be required to pay the counterparty the amount, if any, by which the net value of the portfolio of TRS assets declines relative to the settlement date TRS notional amount. We do not own, or have physical custody of, the TRS assets. The TRS assets are not direct investments by us.

The following table summarizes our investment activity as of and for the years ended December 31, 2015, 2014 and 2013, excluding our short term investments. The information contained in this section was not audited and should be read in conjunction with our December 31, 2015 audited consolidated schedule of investments, which forms part of our consolidated financial statements.

	Investment Activity Summary as of ($ in thousands)
	December 31, 2015		December 31, 2014
	Investment Portfolio	TRS Portfolio	Investment Portfolio	TRS Portfolio
Total fair value	$3,722,261	$308,213	$2,720,571	$281,290
No. portfolio companies	124	48	112	47
No. debt investments	141	51	127	49
No. structured product investments	5	—	3	—
No. equity/other investments	32	—	22	—

	Investment Portfolio Activity Summary ($ in thousands)			TRS Portfolio Activity Summary ($ in thousands)
	Year Ended December 31,			Year Ended December 31,
	2015	2014	2013	2015	2014	2013
Purchases of investments:
Senior secured loans – first lien	$785,833	$965,332	$661,983	$174,138	$264,268	$262,924
Senior secured loans – second lien	514,469	458,531	731,935	33,892	16,759	11,123
Senior secured bonds	123,404	72,767	180,936	—	—	27,029
Subordinated debt	343,916	291,214	439,520	—	1,002	56,202
Structured products	141,892	3,000	52,195	—	—	—
Equity/other	159,224	108,603	23,801	—	—	—

Total	$2,068,738	$1,899,447	$2,090,370	$208,030	$282,029	$357,278

Sales, principal payments and other exits:
Senior secured loans – first lien	$205,660	$468,091	$368,097	$159,172	$45,349	$350,808
Senior secured loans – second lien	217,911	258,572	136,747	9,968	—	11,135
Senior secured bonds	72,082	86,497	153,219	—	3,780	16,821
Subordinated debt	263,178	215,044	262,105	875	6,930	85,244
Structured products	5,743	24,597	—	—	—	—
Equity/other	77,798	5,420	4,927	—	—	—

Total	$842,372	$1,058,221	$925,095	$170,015	$56,059	$464,008

Portfolio Company Additions	40	49	61	15	37	16
Portfolio Company Exits	(28)	(31)	(93)	(14)	(10)	(43)
Debt Investment Additions	52	81	82	18	42	18
Debt Investment Exits	(38)	(57)	(148)	(16)	(13)	(52)

While the Investment Portfolio and the TRS Portfolio are accounted for and presented as two distinct portfolios, the two portfolios had 28 and 26 debt investment positions and 32 and 34 portfolio companies in common as of December 31, 2015 and 2014, respectively.

Portfolio Companies

The following table sets forth certain information as of December 31, 2015 with respect to each portfolio company in which we had a debt or equity investment. For information relating to the value of our investments and the general terms of loans to our portfolio companies at December 31, 2015, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Portfolio and Investment Activity” and our consolidated schedule of investments, which forms part of our consolidated financial statements.

Name and Address (a)	Nature of Business	Amortized Cost ($ in 000s)(b)
Abaco Systems, Inc. 12090 South Memorial Parkway Huntsville, AL 35803	Provides rugged embedded computing products and solutions	163,389
ABILITY Network, Inc. Butler Square, 100 North 6th St., Suite 900A Minneapolis, MN 55403	Provides web-based management technology by using the Internet to securely connect healthcare providers to Medicare	19,785
Algeco/Scotsman 901 South Bond Street Suite 600 Baltimore, MD 21231	Leases and sells mobile offices, modular buildings, and storage products	32,642
Agro Merchants NAI Holdings, LLC 1150 Sanctuary Parkway, Suite 125 Alpharetta, GA 30009	Provides cold storage warehousing	70,998
Alion Science & Technology Corp. 1750 Tysons BLVD., Suite 1300 McLean, VA 22102	Offers naval architecture, marine engineering, defense operations, information management, and technology services	74,948
AltEn, LLC 3225 Ellerslie Avenue Baltimore, MD 21218	Closed loop biofuel-based ethanol refinery	32,789
Altice International S.A.R.L 37 rue d’Anvers Luxembourg, L-1130	A multinational cable and telecommunications company	1,420
American Freight, Inc. 2748 Lexington Avenue Mansfield, OH 44904	A regional discount furniture retailer with 95 stores in 18 states and approximately 1,000 employees	32,227
Amtek Global Technology Pte. Ltd. 141 Cecil Street #02-03 Tung Ann Association Building Singapore, Singapore 069541	A debt issuing vehicle. The company operates as a subsidiary of Amtek Auto Ltd.	140,715
Angelica Corp. 1105 Lakewood Parkway Suite 210 Alpharetta, GA 30009	Provider of healthcare linen and medical laundry services	50,869
Applied Systems, Inc. 200 Applied Parkway University Park, IL 60484	Provides automated technology for the exchange of information and data throughout the insurance lifecycle among agents, brokers, carriers and consumers	37,597
Artesyn Technologies, Inc. 2900 South Diablo Way, Suite 190 Tempe, AZ 85282	Designer and manufacturer of power conversion and embedded computing solutions	23,937
Belk, Inc 2801 W Tyvola Rd Charlotte, NC 28217	Department store operator in the United States	111,618
BeyondTrust Software, Inc. 5090 North 40th Street Suite 400 Phoenix, AZ 85018	A global cyber security company dedicated to proactively eliminating data breaches from insider privilege abuse and external hacking attacks	12,768
Block Communications, Inc 405 Madison Ave., Suite 2100 Toledo, OH 43604	Diversified media company with operations in cable television broadcasting, newspaper publishing, and internet	473
Brake Bros Ltd. Enterprise House Eureka Business Park Ashford, TN25 4AG United Kingdom	Supplies frozen, chilled, and ambient foods to various industries primarily in the United Kingdom, Sweden, and France	5,014

Name and Address (a)	Nature of Business	Amortized Cost ($ in 000s)(b)
BRG Sports, Inc. 5550 Scotts Valley Drive Scotts Valley, CA 95066	Designs, develops, and distributes sports equipment and accessories for athletic and recreational activities	27,485
Builders FirstSource, Inc 2001 Bryan St., Suite 1600 Dallas, Texas, 75201	Manufactures and distributes building products to professional homebuilders	15,522
Caesars Entertainment Operating Co., Inc. One Caesars Palace Drive Las Vegas, NV 89109	Provides entertainment, gaming and lodging services	10,164
California Pizza Kitchen, Inc. 12181 Bluff Creek Drive, 5th Floor Playa Vista, CA 90094	Casual dining chain with a focus on premium pizza, salads and pastas	16,471
Casual Dining BidCo, Ltd 163 Eversholt St London, NW1 1BU	Casual dining operator in the United Kingdom	60,143
Cemex Materials, LLC 1501 Belvedere Road West Palm Beach, FL 33406	Produces, distributes, and markets cement, ready-mix concrete, aggregates, and related building materials	62,281
Cengage Learning Holdings II, LP 200 First Stamford Place Stamford, CT 06902	Provides teaching, learning, and research solutions for academic, professional, and library markets	7,529
Cequel Communications Holdings, LLC 520 Maryville Centre Drive, Suite 300 St. Louis, MO 63141	Provides video, internet and telephone services over its broadband network to residential and commercial customers in the United States	40,671
Charlotte Russe, Inc. 575 Florida Street San Francisco, California 94110	Retailer offering an assortment of on-trend fashion apparel, shoes, and accessories	22,612
CHS/Community Health Systems, Inc. 4000 Meridian Boulevard Franklin, TN 37067	Operator of general acute care hospitals in the United States	114
CityCenter Holdings, LLC 4882 Frank Sinatra Drive Las Vegas, NV 89158	Owns, develops, and operates CityCenter, a mixed-use development property in Las Vegas, Nevada	5,729
Comet Aircraft S.A.R.L. 63, Rue de Rollingergrund L-2440 Luxembourg	Leases airplanes	49,618
CPI International, Inc. 5580 Skylane Blvd Santa Rosa, California 95403	Provides antennae and power and control products to sectors including defense, commercial communication, and medical	27,504
CTI Foods Holding Co., LLC 22303 Highway 95 Wilder, ID 83676	Produces custom food products for the foodservice industry	22,954
Datatel, Inc. 4375 Fair Lakes Court Fairfax, VA 22033	Provides software and services for information management	3,014
David’s Bridal, Inc. 1001 Washington Street Conshohocken, PA 19428	Manufactures and markets wedding dresses and accessories	8,170
Deltek, Inc. 2291 Wood Oak Drive Hemdon, VA 20171	Develops and markets enterprise software with a focus on government contractors	61,775
Distribution International, Inc. 9000 Railwood Drive Houston, TX 77078	Distributes thermal and acoustical insulation and related supplies for maintenance and repair operations in the United States	6,303
EagleView Technology Corp. 3700 Monte Villa Pkwy, Ste 200 Bothell, WA 98021	Provides aerial imaging along with related software to governments and insurance companies	39,386

Name and Address (a)	Nature of Business	Amortized Cost ($ in 000s)(b)
Education Management, LLC 210 Sixth Avenue Pittsburgh, PA 15222	Offers academic programs to students through campus-based and online instruction to earn undergraduate and graduate degrees	1,418
Emerald Performance Materials, LLC 2020 Front Street, Suite 100 Cuyahoga Falls, OH 44221	Produces and markets specialty chemicals for food and industrial applications	2,664
Essar Steel Algoma, Inc. 105 West Street Sault Ste. Marie, ON P6A 7B4 Canada	Produces and sells steel sheet and steel plate products	4,383
Excelitas Technologies Corp. 200 West Street Waltham, MA 02451	Manufactures customized optoelectronic and advanced electronic systems to global original equipment manufacturer customers	116,498
Exemplis Corp. 6415 Katella Ave Cypress, CA 90630	Designs, manufactures, and distributes office furniture	92,330
Football Association of Ireland National Sports Campus Abbotstown, Dublin 15 Ireland	Governing body for the sport of football (soccer) in the Republic of Ireland	55,884
GA Capital Specialty Lending Fund 11100 Santa Monica BLVD Suite 800 Los Angeles, CA 90025	Makes asset backed loans to middle market companies	33,881
GCI, Inc. 2550 Denali Street Anchorage, AK 99503	Provides voice, video, and data communications services to residential, commercial, and government customers	32,403
Genesys Telecommunications Laboratories, Inc. 2001 Junipero Serra Blvd Daly City, CA 94014	Provides contact center solutions for mid-sized to large enterprises	449
Genoa, a QoL Healthcare Co., LLC 18300 Cascade Ave South, Suite 251 Tukwila, WA 98188	Provides mental health specialty pharmacy services	6,342
Global Closure Systems 220 Bureaux de la Colline Cedex Saint-Cloud, 92213 France	Global designer and manufacturer of plastic closures (container tops) and dispensing systems	30,605
Greenway Medical Technologies 100 Greenway Boulevard Carrollton, GA 30117	Provides clinical, financial, and administrative software solutions to healthcare providers in the United States	22,779
Greystone & Co., Inc. 152 West 57th Street 60th floor New York, NY 10019	Originator and servicer of multifamily commercial real estate loans	33,107
Grocery Outlet, Inc. 5650 Hollis Street Emeryville, CA 94608	Operates grocery stores. The company engages in remarketing excess inventories	51,247
Gruppo Argenta S.p.A. Via Milano 8/11 Peschiera Borromeo, MO 20068 Italy	Vending machine operator providing services in Italy	39,313
Guardian Investors, LLC 555 California Street, 50th Floor San Franscisco, CA 94104	Holds a pool of unsecured consumer loans	10,429
Guitar Center, Inc. 5795 Lindero Canyon Road Westlake Village, CA 91362	Retailer of guitars, amplifiers, percussion instruments, keyboards, and audio recording equipment in the United States	27,336
Gymboree Corp. 500 Howard Street San Francisco, CA 94105	Designs, manufactures, and retails apparel and accessories for children	10,958
Gypsum Management & Supply, Inc. 1817 Fellowship Road Tucker, GA 30084	Distributor of drywall, acoustical, and other specialty building materials in the United States	14,411

Name and Address (a)	Nature of Business	Amortized Cost ($ in 000s)(b)
Hanson Building Products North America 300 East John Carpenter Freeway Irving, TX 75062	Manufactures building products for the construction industry	22,802
Harbor Freight Tools USA, Inc. 3491 Mission Oaks Blvd. Camarillo, CA 93011	Operates a chain of tool and equipment retail stores	2,828
Hilding Anders Ostra Varvsgatan 4 SE 211 75 Malmo Sweden	Manufacturer of beds and mattresses in Europe and Asia	150,301
Hillman Group, Inc. 10590 Hamilton Avenue Cincinnati, OH 45231	Provides merchandising products and services worldwide.	4,643
Home Partners of America, Inc. 2 N. Riverside Plaza, Suite 1250 Chicago, IL 60606	A REIT that makes investments in single family homes and offers lease to own products to its customers	73,500
Hot Topic, Inc. 18306 East San Jose Avenue City of Industry, CA 91749	Operates as a mall and web-based specialty retailer in the United States	10,577
IMS Health, Inc 83 Wooster Heights Road Danburry, CT 06810	Provides data and technology solutions to the pharmaceutical and healthcare industries	9,880
Innovating Partners, LLC 555 California Street, 50th Floor San Franscisco, CA 94104	Holds a pool of unsecured consumer loans	13,872
iParadigms Holdings, LLC 1111 Broadway, 3rd Floor Oakland, CA 94607	Leading provider of anti-plagiarism and grading solutions for the higher education and secondary education end-markets	24,205
iPayment, Inc. 126 East 56th Street New York, NY 10022	Provides credit and debit card payment processing services to small merchants in the United States	39,601
Jacuzzi Brands, Inc. 13925 City Center Drive Suite 200 Chino Hills, CA 91709	Manufacturer of hot tubs, jetted/whirlpool baths, and spas	37,813
JC Penney Corp., Inc. 6501 Legacy Dr. Plano, TX 75024	National apparel and home furnishings department store chain	6,069
Jones Apparel Group, Holdings, Inc. West 9th Street, Suite 200 Wilmington, DE 19801	Designs, manufactures, and sells women’s suits and dresses	872
Kenan Advantage Group, Inc. 4366 Mount Pleasant Street North Canton, OH 44720	Provides bulk liquid trucking and logistics services	30,097
KeyPoint Government Solutions, Inc. 1750 Foxtrail Drive Loveland, CO 80538	Provides investigative and risk mitigation services to government organizations throughout the United States	31,949
Keystone Australia Holdings, Pty. Ltd. Level 12, 90 Arthur Street North Sydney, NSE 2060 Australia	Manages a portfolio of restaurants, bars and other venues in Australia	30,195
KKR BPT Holdings Aggregator, LLC Corporation Trust Center 1209 Orange St Wilmington, DE 19801	An aggregation vehicle to securitize CFDs (Contracts for Deeds)	9,500
Koosharem, LLC 3820 State St Santa Barbara, CA 93105	Provides staffing solutions in the United States	42,283

Name and Address (a)	Nature of Business	Amortized Cost ($ in 000s)(b)
Kurt Geiger Ltd. 75 Bermondsey Street London, United Kingdom SE1 3XF	Operator of shoe concessions and retail stores with a growing e-commerce platform	78,086
Learfield Communications, Inc. 505 Hobbs Road Jefferson City, MO 65109	Manages collegiate sports multimedia rights and marketing	26,620
Lightower Fiber, LLC 80 Central Street Suite 240 Boxborough, MA 01719	Provides metro fiber and bandwidth services for financial exchanges, data centers, stadiums, and others	48,251
Louisiana Public Facilities Authority 2237 South Acadian Thruway Suite 650 Baton Rouge, LA 70808	Produces wood pellets for use in biomass power production as well as other commercial and residential uses	44,236
Marshall Retail Group, LLC 5385 Wynn Road Las Vegas, NV 89118	Owns and operates stores in major casino-hotels and airports across the United States	16,483
Maxim Crane, LP 1225 Washington Pike Bridgeville, PA 15017	Specializes in the rental and sale of crane lift equipment	988
MCS AMS Sub-Holdings, LLC 4891 W Kennedy BLVD Suite 500 Tampa, FL 33609	Provides services related to foreclosed homes for banks and federal agencies	26,353
Misys Ltd. 1 Kingdom Street Paddington London, W2 6BL United Kingdom	Provides industry specific software for banking, treasury, trading, and risk solutions	3,259
MSX International, Inc. 500 Woodward Ave. 19th Floor Detroit, MI 48226	Provider of consulting, business process outsourcing, and technical staffing services to automotive manufacturers, dealers, and suppliers	2,270
Neiman Marcus Group, LLC 1618 Main Street One Marcus Square Dallas, TX 75201	Owns and operates a chain of luxury retail stores for women, men, girls, and boys in the United States	4,863
NEP Group, Inc. 2 Beta Drive Pittsburgh, PA 15238	Provides broadcast solutions for the sports and entertainment industry	1,116
NESCO, LLC 6714 Pointe Inverness Way, Suite 220 Fort Wayne, IN 46804	Rents and distributes equipment for use in the construction and maintenance of power transmission and distribution infrastructure	8,153
New Enterprise Stone & Lime Co., Inc. 3912 Brumbaugh Road New Enterprise, PA 16664	Manufactures and supplies construction materials including stone products, ready mix concrete, and lime	95,487
NewWave Communications, Inc. 231 Commerce Drive Franklin, IN 46131	Deploys, constructs, and maintains wireless-communication towers and related equipment	13,678
Nine West Holdings, Inc. 1129 Westchester Avenue White Plains, NY 10604	Designs, develops, and markets women’s footwear and accessories including women’s handbags	19,755
NMI Holdings, Inc. 2100 Powell Street, 12th Floor Emeryville, CA 94608	Private mortgage insurer	37,447
OAG Holdings, LLC 1900 Bridge Lane Unit 5B Steamboat Springs, CO 80487	Explores and produces oil and gas properties throughout the United States	20,730
Orchard Marine, Ltd. Palm Grove House, P.O. Box 438 Road Town, Tortola, VG 1110, British Virgin Islands	Buys and leases shipping vessels	46,056

Name and Address (a)	Nature of Business	Amortized Cost ($ in 000s)(b)
P & L Development, LLC 609-2 Cantiague Rock Road Westbury, NY 11590	Manufactures and distributes pharmaceutical products and consumer healthcare goods	55,805
P2 Energy Solutions, Inc. 1670 Broadway, Suite 2800 Denver, CO 80202	Provider of comprehensive range of software, geospatial data, land management tools, and outsourcing to the upstream oil and gas industry	81,649
Pacific Union Financial, LLC 8900 Freeport Parkway, Suite 150 Irving, TX 75063	Provides full-service residential mortgage banking and loan servicing activities throughout the United States	59,793
Paradigm Acquisition Corp. 1033 Skokie BLVD, Suite 600 Northbrook, IL 60062	Software vendor focused on the oil and gas sector	10,881
Payless, Inc. 3231 SE 6th Ave Topeka, KS 66607	Family footwear retailer	12,771
Petrochoice Holdings, Inc. 1300 Virginia Dr., Suite 405 Fort Washington, PA 19034	Distributes lubricants, oils , fluids, and greases	49,024
Petroplex Acidizing, Inc. 3716 South County Road 1305 Midland, TX 79765	Provides acidizing and chemical treatment services for oil, gas, and injection wells in the Permian Basin	36,173
Plaskolite, LLC 1770 Joyce Ave Columbus, OH 43219	Manufactures acrylic sheets and other plastic products for windows and lighting	31,628
Platform Specialty Products Corp. 1450 Centrepark Blvd, Suite 210 West Palm Beach, FL 33401	Produces specialty chemical products and provides technical services	7,813
Polyconcept Finance B.V. De Lasso 14 Roelofarendsveen, 2371GV Netherlands	Provides promotional, lifestyle, and gift products	46,727
Progressive Solutions 251 Progressive Way Westerville, OH 43083	Developer of innovative pharmacy management and ancillary solutions for clients in the workers’ compensation and auto no-fault insurance industries	17,007
Proserv Acquisition, LLC Proserv House, Prospect Road Westhill AB32 6FJ United Kingdom	Provides engineered products and services to the oil and gas sector	34,239
Raley’s 500 W Capitol Ave West Sacramento, CA 95605	Owns and operates super markets	28,259
RedPrairie Corp. 3905 Brookside Parkway Alpharetta, GA 30022	Develops productivity software solutions for manufacturers, distributors, consumers, and retailers	63,002
Riverbed Technology, Inc. 680 Folsom St San Francisco, CA 94107	Develops products that improve application performance over computer networks	7,636
Rockport Group, LLC 100 Royall Street Canton, MA 02021	Footwear brand focused on comfortable dress and casual shoes	27,836
Safety Technology Holdings, Inc. 10400 Viking Drive Suite 100 Eden Prairie, MN 55344	Developer of crash test dummies and related sensor measurement systems	29,834
SARquavitae Servicios a la Dependencia, S.L. Calle Aribau, 185-187, Entlo Barcelona, 08021 Spain	Operates elder care facilities in Spain	47,125

Name and Address (a)	Nature of Business	Amortized Cost ($ in 000s)(b)
SI Organization, Inc. 720 Vandenburg Road King Of Prussia, PA 19406	Provides high-end systems engineering, modeling, analysis, and risk mitigation services	55,558
SquareTwo Financial Corp. 4340 S. Monaco, Second Floor Denver, CO 80237	Purchaser of charged-off consumer and commercial accounts receivables	15,885
Star Mountain SMB Multi-Manager Credit Platform, LP 888 Seventh Avenue, 24th Floor New York, NY 10019	Provides diversified capital for funds licensed by the U.S. Government Small Business Administration’s SBIC fund program	42,756
Stuart Weitzman, Inc. 50 W. 57th St., Floor 10 New York, NY 10019	Designs, manufactures, and distributes footwear and handbags for women	0
SUN NewCo 22 Grenville Street St. Helier, Jersey, JE4 8PX United Kingdom	Holds shares of TIG Topco Limited, a parent of Towergate Insurance	9,065
Talbots, Inc. One Talbots Drive Hingham, MA 02043	Retailer and direct marketer of women’s classic apparel, shoes, and accessories	7,993
TIBCO Software, Inc. 3303 Hillview Avenue Palo Alto, CA 94304	A global leader in infrastructure and business intelligence software.	76,831
Towergate Finance PLC Eclipse House Eclipse Park Sittingbourne Road Maidstone, ME 14 3EN United Kingdom	Provides non-life insurance brokerage services in the United Kingdom	1,597
Trade Finance Funding I, Ltd. 2013-1A Class B PO Box 1093 Queensgate House George Town, KY1-1102 Cayman Islands	Securitization backed by Latin American trade finance assets and managed by the International Investment Group	28,221
Traverse Midstream Partners, LLC 301 N.W. 63rd Suite 600 Oklahoma City, OK 73116	Owns non-operating stakes in oil and gas infrastructure including several gas pipelines	17,267
TTM Technologies, Inc. 1665 Scenic Ave, Suite 250 Costa Mesa, CA 92626	Independent provider of time-critical, one-stop manufacturing services for printed circuit boards	11,562
Tweddle Group, Inc. 24700 Maplehurst Drive Clinton Township, MI 48036	Provides information and publishing solutions for automotive original equipment manufacturers (OEMs) and their suppliers in the United States and internationally	42,069
Valeo Foods Group Ltd. Merrywell Industrial Estate Ballymount Dublin, 12 Ireland	Produces food products	43,633
Waste Pro USA, Inc. 2101 West State Road 434 Suite 315 Longwood, FL 32779	Provides residential garbage, yard trash, and recyclables collection to the Southeast	36,314
Willbros United States Holding, Inc. 4400 Post Oak Parkway, Suite 1000 Houston, TX 77027	Provider of project management, engineering, procurement, and maintenance services to the global oil, gas, refining, petrochemical, and power industries	34,227
Z Gallerie, Inc. 1855 West 139th Street Gardena, CA 90249	Operates stores that sell furniture, art, decor, tableware, bedding, and gifts in the United States	31,962

(a)	Investment may be an obligation of one or more entities affiliated with the named company.
(b)	Represents amortized cost for debt securities and cost for common and preferred stock and includes unsettled purchases and assets held by counterparty.

No portfolio company in which we had made an investment as of December 31, 2015 represented greater than 5% of our total assets. Because of the relative size of our investments in these companies, we are exposed to a greater degree to the risks associated with these companies.

Shareholder Liquidity Strategy

On or before December 31, 2018, our board of directors must consider, but is not required to recommend or complete, a liquidity event for our shareholders. If a liquidity event is not completed at that time, our board of directors, as part of its ongoing duties, would continue to consider potential liquidity events and options as they become available to us. However, there is no assurance that a liquidity event will be completed at any particular time or at all. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a publicly traded company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. Certain types of liquidity events, such as one involving a listing of our shares on a national securities exchange, would allow us to retain our investment portfolio intact. If we determine to list our securities on a national securities exchange, we expect to, but are not required to, maintain our external management structure.

In making a determination of whether a liquidity event is in the best interest of the shareholders, our board may consider a variety of criteria, including such factors as market conditions, the trading prices of other comparable vehicles that are publicly traded, portfolio diversification, portfolio performance, our financial condition, potential access to capital and the potential for shareholder liquidity. At this time, we do not know what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining whether to pursue a liquidity event in the future.

If a liquidity event is not completed, shareholders may be required to hold their shares for an indefinite period of time. Prior to a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. A liquidity event involving a merger or sale of all or substantially all of our assets would require the approval of our shareholders in accordance with our articles of incorporation. See “Share Repurchase Program” for a detailed description of the share repurchase program.

Legal Proceedings

Neither we, our Advisors nor our Managing Dealer are currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against our Advisors or Managing Dealer.

From time to time, we and individuals employed by us may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. In addition, our business and the businesses of our Advisors and Managing Dealer are subject to extensive regulation, which may result in regulatory proceedings. Legal proceedings, lawsuits, claims and regulatory proceedings are subject to many uncertainties and their ultimate outcomes are not predictable with assurance.

MANAGEMENT

Board of Directors

Our business is managed under the direction of our board of directors. The responsibilities of the board of directors include the oversight of our investment activities, quarterly valuations of our assets, financing arrangements and corporate governance activities. The board of directors currently has an independent director committee, an audit committee and a nominating and governance committee, and it may establish additional committees from time to time as necessary to fulfill their obligations. Our board of directors consists of five members, three of whom are not “interested persons” as defined in the 1940 Act, which means that they are not affiliated with either us or our Advisors. In this prospectus, we refer to the directors that are not “interested persons” as our independent directors. The board of directors is divided into three classes of directors serving staggered terms of three years each.

Information regarding our board of directors is set forth below. Unless otherwise noted, the address for each director is c/o Corporate Capital Trust, Inc., 450 South Orange Ave., Orlando, FL 32801.

Name	Age	Position	Director Since
Interested Directors:
Thomas K. Sittema	57	Director (Class 2), Chairman of the Board, Chief Executive Officer	2010
Erik A. Falk	46	Director (Class 3)	2012
Independent Directors:
Frederick Arnold	62	Director (Class 2)	2011
James H. Kropp	67	Director Class 3)	2011
Kenneth C. Wright	59	Director (Class 1)	2011

Interested Directors

Thomas K. Sittema has served as the Company’s chief executive officer since September 2014 and the Company’s chairman of the Board since 2010. Mr. Sittema has also served as director since June 2010, chief executive officer since September 2014 and investment committee member since June 2011 of the Company’s advisor, CNL Fund Advisors Company. He has served as a trustee and chief executive officer of Corporate Capital Trust II since August 2014. In addition, Mr. Sittema currently serves as chief executive officer and president of CNL Growth Properties, Inc., and is director and vice chairman of CNL Lifestyle Properties, Inc. and CNL Healthcare Properties, Inc. Mr. Sittema formerly served as chief executive officer and president of Global Income Trust, Inc. until its liquidation in December 2015. In addition, Mr. Sittema currently serves as chief executive officer, president and director of CNL Financial Group, Inc. and director and/or an officer of various affiliates of CNL Financial Group. Mr. Sittema joined CNL Financial Group in November 2009 and is responsible for the overall management of its investments. From 1982 to October 2009, he served in various roles with Bank of America Corporation and predecessors including NationsBank, NCNB and affiliate successors. Most recently he served as managing director of real estate, gaming, and lodging investment banking for Bank of America Merrill Lynch. Mr. Sittema joined the real estate investment banking division of Banc of America Securities at its formation in 1994 and initially assisted in the establishment and build-out of the company’s securitization/permanent loan programs. He also assumed a corporate finance role with the responsibility for mergers and acquisitions, or M&A, advisory and equity and debt capital raising for his client base. Throughout his career, Mr. Sittema has led numerous M&A transactions, equity offerings and debt transactions, including high grade and high-yield offerings, commercial paper and commercial mortgage-backed security conduit originations and loan syndications. Mr. Sittema is the current chairman of the Investment Program Association for 2016. Mr. Sittema received his B.A. in Business Administration from Dordt College, and an M.B.A. with a concentration in Finance from Indiana University.

Mr. Sittema was selected as one of the Company’s two Interested Directors because of his extensive investment banking experience, particularly with regard to equity offerings, debt transactions and loan syndications. His advisory and capital raising experience on behalf of clients is particularly relevant to his directorship and, the Company believes, provides it with exceptional experience upon which to draw. Mr. Sittema’s experience in this regard provides value to the Board in its assessment and management of risk. In addition, the Company believes that Mr. Sittema’s experience as an investment advisory representative is valuable to the Board in its oversight of regulatory and compliance requirements as well as its exercise of fiduciary duties to the Company and its stockholders.

Erik A. Falk has served as a director since 2012. Mr. Falk has served as a trustee of Corporate Capital Trust II since August 2014. Mr. Falk is a Member of KKR & Co. L.P.’s (“KKR & Co.”) Leveraged Credit Investment Committee, Private Credit Investment Committee and Portfolio Management Committee .. Prior to joining KKR & Co., Mr. Falk was a managing director at Deutsche Bank Securities Inc. since 2000, where he was most recently Global Co-Head of the Securitized Products Group. In addition to leadership positions in recruiting and sitting on the boards of several of the bank’s companies, Mr. Falk was a member of the global markets North American management committee and a member of the complex transactions underwriting committee for the bank. Mr. Falk co-ran a global group focused on principal investing, bond underwriting, direct lending and advisory business in securitized products. He was also the global head of the special situations group where he launched a global principal finance business focused on value trading and investing based on financial and hard asset and corporate credit in both distressed and performing situations. Prior to that, Mr. Falk worked for Credit Suisse First Boston where he was a director in their asset-backed securities department. He originated and executed capital market securitizations for banks, auto finance companies, airlines, student loan originators and CLO issuers. Mr. Falk graduated from Stanford University with an M.S. and B.S. in Chemical Engineering.

Mr. Falk was selected as one of the Company’s two Interested Directors because of his prior experience and familiarity with the Company. Equally significant is his knowledge and experience with business development initiatives and with portfolio risk management and analytics, both of which the Company believes are key qualifications for providing sound direction and leadership. Mr. Falk also possesses experience in portfolio management across multiple strategies, which the Company believes is invaluable to its portfolio investment process.

Independent Directors

Frederick Arnold has served as an Independent Director since 2011, and has served as an independent trustee of Corporate Capital Trust II since 2015. Mr. Arnold serves as a member of the post-emergence board of directors of Lehman Brothers Holdings Inc. and as a member of the board of directors of Lehman Commercial Paper Inc. Mr. Arnold has held a series of senior financial positions, and since July 2015 has been serving as chief financial officer of Convergex Group, LLC. Previously Mr. Arnold served as executive vice president, chief financial officer and a member of the executive committee of Capmark Financial Group, Inc. from September 2009 to January 2011. He also served as executive vice president of finance for Masonite Corporation, a manufacturing company, from February 2006 to September 2007. While at Willis Group from 2000 to 2003, Mr. Arnold served as chief financial and administrative officer of Willis North America, as group chief administrative officer of Willis Group Holdings Ltd. and as executive vice president of strategic development for Willis Group Holdings Ltd. He also served as a member of the Willis Group executive committee while holding the latter two positions. Prior to these roles, Mr. Arnold spent 20 years as an investment banker primarily at Lehman Brothers and Smith Barney, where he served as managing director and head of European corporate finance. During this time, his practice focused on originating and executing mergers and acquisitions and equity financings across a wide variety of industries and geographies. He also provides pro-bono transactional advice to the New York City Investment Partnership. Mr. Arnold received a J.D. from Yale University, M.A. from Oxford University and undergraduate degree, summa cum laude, from Amherst College.

Mr. Arnold was selected as one of the Company’s three Independent Directors because of his extensive leadership experience and financial expertise having been an international investment banker and chief financial officer.

James H. Kropp has served as an Independent Director since 2011 and has served as an independent trustee of Corporate Capital Trust II since 2015. Mr. Kropp currently serves as Chief Investment Officer of SLKW Investments LLC, successor to i3 Funds, LLC, a position he has held since 2008. He is also Chief Financial Officer of Microproperties LLC, where he has served in this capacity since 2011. He was the interim Chief Financial Officer of TaxEase LLC, a property tax lender and tax lien investor from 2010 to February 2012. Between January 2006 and December 2008, Mr. Kropp served as Senior Vice President of Investments at Gazit Group USA, Inc., a real estate investor owned by a company listed on the Tel Aviv stock exchange. Since 1998, Mr. Kropp has been a director, Chairman of the Compensation Committee and Member of the Nominating/Corporate Governance committee of PS Business Parks, Inc., a public real estate investment trust whose shares are listed on the New York Stock Exchange. Mr. Kropp became an Independent Trustee of NYSE-listed American Homes 4 Rent and Chairman of its Audit Committee at its founding in November 2012. From May 2007 to February 2010, Mr. Kropp was an independent trustee of The CNL Funds, a registered investment company, serving as Chairman of the Audit Committee and a member of the Governance and Independent Trustee committees. Mr. Kropp received a B.B.A.-Finance from St. Francis College and completed the MBA/CPA preparation program from New York University. Mr. Kropp has, in the past, been licensed to serve in a variety of supervisory positions (including financial, options and compliance principal) by the National Association of Securities Dealers. He is a member of the American Institute of CPAs.

Mr. Kropp was selected as one of the Company’s three Independent Directors because of his prior experience on several investment fund committees. The Company believes Mr. Kropp’s direct experience with investments as a portfolio manager and registered investment adviser is valuable to the Board. He also has extensive accounting, auditing and finance expertise which, the Company believes, is beneficial in providing leadership on the audit committee.

Kenneth C. Wright has served as an Independent Director since 2011, and has served as an independent trustee of Corporate Capital Trust II since 2015. Mr. Wright has been a partner with the law firm of Baker & Hostetler LLP since 1990. Mr. Wright has regularly practiced in the areas of transaction structuring, mergers and acquisitions, public and private offerings of securities, structured finance and international financings and transactions. Mr. Wright also serves on the board of the Florida Opportunity Fund, funded (i) by the Florida legislature to invest in seed capital and early stage venture capital funds that agree to invest in Florida, (ii) by the Florida Energy and Climate Commission to invest in Florida businesses to increase the use of energy efficient and renewable energy technologies, equipment and materials, and (iii) under the Small Business Jobs Act to provide venture capital to select companies in Florida with perceived long-term growth potential. Mr. Wright received his J.D. from Southern Methodist University, his M.B.A. from the University of Texas at Austin, and his B.A. in Mathematics from Cameron University.

Mr. Wright was selected as one of the Company’s three Independent Directors because of his extensive legal expertise in transaction structuring and acquisitions. The Company believes Mr. Wright’s experience representing public companies and financial service companies provides value to the Company’s Board. His considerable knowledge of corporate and securities law and experience with public offering and structured finance transactions provide practical value to the Company’s Board.

Compensation of Directors

The Independent Directors are entitled to receive annual compensation of $165,000. Each Independent Director serves as chairman of one of the Board committees. There are no pensions or retirement benefits to the Independent Directors at this time. The Company will also reimburse each of the Independent Directors for reasonable out-of-pocket expenses incurred in connection with attending Board and committee meetings.

Board Committees

In addition to serving on our board of directors, our independent directors also serve on the following committees which have been established by our board of directors to handle certain designated responsibilities. The board of directors has designated a chairman of each committee. The board of directors may establish additional committees, change the membership of any committee, fill all vacancies, and designate alternate members to replace any absent or disqualified member of any committee, or to dissolve any committee as it deems necessary and in our best interest.

Independent Director Committee. Our independent director committee consists of all of our independent directors. Kenneth C. Wright currently serves as chairman of the independent director committee. The independent director committee assists the board of directors by acting as a liaison between the board of directors and our principal service providers, including without limitation, our Advisors. The independent director committee is responsible for assessing the flow of information between our management and the board of directors and overseeing the annual approval process of the Investment Advisory Agreement, the Administrative Services Agreement, the Sub-Advisory Agreement and the Managing Dealer Agreement. The independent director committee is also responsible for addressing conflict of interest matters and directing the retention of any consultants that the board of directors may deem necessary or appropriate. Time is allotted at each quarterly meeting of our board of directors for the independent directors to meet and discuss any issues that they deem necessary or appropriate. The independent directors may also choose to meet in executive session outside the presence of the interested directors during the course of other meetings of our board of directors or at other times as they deem necessary or appropriate. The independent director committee held 49 meetings during 2015. The majority of these meetings focused on the qualifications of specific potential investments under the conditions of the SEC’s exemptive relief order that expanded the Company’s ability to co-invest with certain of the affiliates of the Advisors.

Audit Committee. Our audit committee consists of all of our independent directors, each of whom meets the independence standards established by the SEC for audit committees and is not an “interested person” for purposes of the 1940 Act. James H. Kropp serves as chairman of the audit committee. Our board of directors has determined that each of James H. Kropp and Frederick Arnold is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act. The audit committee operates pursuant to a written charter and meets periodically as necessary. A copy of the audit committee’s charter is available on our website: www.corporatecapitaltrust.com. The audit committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefore), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. Our audit committee held 14 meetings during 2015.

Nominating and Governance Committee. Our nominating and governance committee consists of all of our independent directors. Frederick Arnold serves as chairman of the nominating and governance committee. The nominating and governance committee operates pursuant to a written charter and meets periodically as necessary. A copy of the nominating and governance committee’s charter is available on our website: www.corporatecapitaltrust.com. The nominating and governance committee is responsible for selecting, researching, and nominating directors for election by our shareholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management. Our nominating and governance committee will consider shareholders’ proposed nominations for directors. A shareholder who desires to recommend a nominee must submit a request in writing pursuant to the relevant provisions of our bylaws. Our nominating and governance committee will consider nominees recommended in writing by a shareholder (other than shareholder recommendations of himself or herself) to serve as directors, provided that: (i) such person is a shareholder of our company at the time he, she or it recommends such nominee and is entitled to vote at the meeting of shareholders at which directors will be elected; and (ii) the committee will make the final determination as to the qualifications of the individual to be nominated. The nominating and governance committee will evaluate each nominee recommended by a shareholder to serve as director in the same manner as it would evaluate potential nominees identified by the committee. Our nominating and governance committee held three meetings during 2015.

Board Leadership Structure

Our business and affairs are managed under the direction of our board of directors. Among other things, our board of directors sets broad policies for us and approves the appointment of our investment advisers, administrator and officers. The role of our board of directors, and of any individual director, is one of oversight and may include management of our day-to-day affairs.

Under our bylaws, our board of directors may designate one of our directors as chair to preside over meetings of our board of directors and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our board of directors. Presently, Mr. Sittema serves as chief executive officer and chairman of our board of directors and is an “interested person” by virtue of being our chief executive officer and his professional association with CNL Financial Group. We believe that it is in the best interests of our shareholders for Mr. Sittema to serve as both chief executive officer and chairman of our board of directors because of his significant experience in matters of relevance to our business. Mr. Sittema’s combined role as chief executive officer and chairman of our board of directors creates a firm link between management and our board of directors and provides unified leadership for carrying out our strategic initiatives and business plans. Our board of directors has determined that the compositions of the audit committee, nominating and governance committee and the independent director committee are appropriate means to address any potential conflicts of interest that may arise from the chair’s status as an interested person and officer of us. We believe that our board of directors’ flexibility to determine its chair and reorganize its leadership structure from time to time is in the best interests of us and our shareholders.

All of the independent directors play an active role on the board of directors. The independent directors compose a majority of our board of directors and are closely involved in all material deliberations related to us. Our board of directors believes that, with these practices, each independent director has an equal involvement in the actions and oversight role of our board of directors and equal accountability to us and our shareholders. Our independent directors meet separately (i) as part of each regular board of directors meeting and (ii) with our chief compliance officer, as part of at least one board of directors meeting each year. Our independent director committee may hold additional meetings at the request of the lead independent director or another independent director.

Our board of directors believes that a leadership structure — chairman of our board of directors who is also our chief executive officer, but separate from our lead independent director and committees led by independent directors — provides an optimal structure for us at this time. Our board of directors believes this structure is appropriate for a company of our size and complexity because combining the roles of the chief executive officer and chairman of our board of directors (1) enhances the alignment between the board and management in strategic planning and execution as well as operational matters, (2) avoids the confusion over roles, responsibilities and authority that can result from separating the positions, and (3) streamlines board process in order to conserve time for consideration of important matters which the board may need to address. Our board of directors, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us. Our board of directors could in the future decide not to combine our chairman of the board of directors and chief executive officer positions if it believes that doing so would serve the best interests of us and our shareholders.

Board Role in Risk Oversight

Our board of directors oversees our business and operations, including certain risk management functions. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). Our board of directors implements its risk oversight function both as a whole and through its committees. In the course of providing oversight, our board of directors and its committees receive reports on our Advisors’ activities, including reports regarding our investment portfolio and financial accounting and reporting. Our board of directors also receives a quarterly report from our chief compliance officer, who reports on our compliance with the federal and state securities laws and our internal compliance policies and procedures as well as those of our Advisors, Managing Dealer, administrator and transfer agent. The audit committee’s meetings with our independent public accounting firm also contribute to its oversight of certain internal control risks. In addition, our board of directors meets periodically with our Advisors to receive reports regarding our operations, including reports on certain investment and operational risks, and our independent directors are encouraged to communicate directly with senior members of our management.

Our board of directors believes that this role in risk oversight is appropriate. We believe that we have robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect us can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are beyond the control of us, our Advisors and our other service providers.

Our Investment Advisors and Executive Officers

As an externally managed business development company, we rely on the services of CNL as investment advisor under the Investment Advisory Agreement and the services of KKR as investment advisor under the Sub-Advisory Agreement. CNL also provides administrative services to us under the Administrative Services Agreement. In connection with its services, CNL has also agreed to provide us with personnel to serve as our appointed officers. While associated with CNL, our appointed executive officers serve on behalf of our company and consist of our chief executive officer, president, chief financial officer, senior vice president, general counsel and chief compliance officer. We do not pay any compensation to any of our executive officers, with the exception of agreed-upon reimbursement payments to CNL pursuant to the Administrative Services Agreement for the professional services provided by our chief compliance officer, general counsel and chief financial officer.

Messrs. Sittema and Falk, our two interested directors, are among the senior executives of CNL and KKR who provide services to us on behalf of our investment advisors. Biographies for the senior members of the CNL and KKR teams who provide services to us are set out below. These include the individuals who will be responsible for the overall management of our activities and the day-to-day management of our investment portfolio. Unless otherwise noted, the address for each executive officer is c/o Corporate Capital Trust, Inc., 450 South Orange Ave., Orlando, Florida 32801.

Thomas K. Sittema serves as our chief executive officer. Mr. Sittema is also chairman of our board of directors and his biographical information is included in the prospectus under “Management — Board of Directors — Interested Directors.”

Steven D. Shackelford serves as our president, chief financial officer and treasurer. Mr. Shackelford has served as our president since January 2013. He also serves as our chief financial officer and treasurer effective November 2014. Mr. Shackelford also serves as president, chief financial officer and treasurer for CCT II. In addition, Mr. Shackelford serves as president since December 2012, chief financial officer and treasurer since November 2014, and as investment committee member since January 2013, of CNL. Mr. Shackelford joined CNL Financial Group in 1996 and through 2013 served as chief financial officer and/or chief operating officer for a number of companies affiliated with CNL Financial Group. Specifically, from December 2008 through March 2013, Mr. Shackelford served as chief financial officer of CNL Growth Properties, Inc., and from March 2009 through March 2013 he served as chief financial officer of Global Income Trust, Inc., as well as serving as executive vice president from April 2013 to April 2014 for these entities, both of which are public, non-traded real estate investment trusts. From February 2005 to February 2007, Mr. Shackelford served as chief financial officer and chief operating officer of Trustreet Properties Inc., which, at the time, traded on the New York Stock Exchange under the ticker symbol TSY. Mr. Shackelford served as chief financial officer and executive vice president of CNL Restaurant Properties, Inc., a predecessor real estate investment trust to Trustreet Properties, Inc., which he joined in September 1996. Prior to joining CNL Restaurant Properties, Inc., Mr. Shackelford served ten years with Price Waterhouse, where he was senior manager in the national office as well as the Paris, France office. Mr. Shackelford is a certified public accountant, and received his undergraduate degree in accounting and an MBA from Florida State University.

Kirk A. Montgomery serves as our chief compliance officer since July 2013, general counsel, chief legal officer and senior vice president since January 2014 and secretary since November 2014. Mr. Montgomery also serves as chief compliance officer, general counsel, senior vice president and secretary for CCT II. In addition, Mr. Montgomery currently serves as head of regulatory affairs for CNL Financial Group and general counsel for CNL Capital Markets Corp since March 2013. In this role, he oversees the compliance functions for CNL Financial Group. Prior to joining CNL Financial Group, Mr. Montgomery served as the chief legal officer for Wells Real Estate Funds from October 2002 to March 2013 and has more than 25 years with investment and securities legal, compliance, and regulatory matters. Mr. Montgomery has also served as corporate counsel for Federated Investors Mutual Funds and served as assistant general counsel for Prudential Investments Corporation where he advised multiple business units on securities distribution, sales practice compliance, litigation matters and related supervisory risk issues. Mr. Montgomery received his Juris Doctor from Cumberland School of Law and his Masters of Business Administration in Finance from Samford University. He has been a member of the Georgia and American Bar Associations since 1983.

Robert M. Campbell joined CNL Financial Group in 2004 and is currently a vice president on CNL Financial Group’s Fund Management platform. Mr. Campbell currently serves as vice president of investments at CNL Fund Advisors, CCT’s advisor and is a member of the investment committee. Previously, Mr. Campbell served as a director of finance on a private equity team at CNL Financial Group and actively participated in the management of various CNL Financial Group partnerships in the restaurant and oil & gas industries and served on the pricing committee for an open-end global real estate mutual fund sponsored by CNL Financial Group. Mr. Campbell holds his Series 65 license, received his B.A. from the University of Florida, an M.B.A. from the University of Central Florida and currently serves as the vice chairman for the Audit Committee for the City of Orlando.

Jean-Marc Ciancimino joined KKR & Co. in 2008. Mr. Ciancimino is a member and the head of European private credit. Mr. Ciancimino is also the co-portfolio manager for European direct lending and mezzanine. Mr. Ciancimino is also a member of KKR & Co.’s global private credit investment committee and European private credit investment committee. Prior to KKR & Co. he was with GSC Group in their European mezzanine business where he was a managing director responsible for sourcing and evaluating middle and large market transactions. After spending several years in the leveraged finance group of Bankers Trust, Mr. Ciancimino moved to the principal side in 1999 investing in European mezzanine for Prudential in London as an associate director. Mr. Ciancimino started his career in finance at Citibank. He holds degrees from Cambridge and London Universities.

Erik A. Falk is also a director on our board of directors and his biographical information is included in the prospectus under “Management — Board of Directors — Interested Directors.”

Christopher A. Sheldon joined KKR & Co. in 2004. Mr. Sheldon is a member and the head of KKR Credit’s US leveraged credit strategies. Mr. Sheldon is also the co-portfolio manager for global direct lending. Mr. Sheldon is also a member of KKR & Co.’s leveraged credit investment committee, private credit investment committee, portfolio management committee and trade review committee. Prior to his current role at KKR, Mr. Sheldon was responsible for opening KKR’s London office in 2007 and investing across a number of sectors within its credit business. Before joining KKR & Co., Mr. Sheldon was a vice president and senior investment analyst with Wells Fargo’s high yield securities group. Mr. Sheldon previously worked at Young & Rubicam Advertising and at SFM Media Corporation in their media-planning department. Mr. Sheldon has a B.A. from Denison University. Mr. Sheldon currently serves as a member of the board of directors of SquashDrive, a member of the National Urban Squash and Education Association.

Jamie M. Weinstein joined KKR & Co. in 2005. Mr. Weinstein is a Member and the global co-head and portfolio manager of special situations. Mr. Weinstein is also a member of the special situations investment committee, real estate investment committee, India NBFC committee and portfolio management committee. Prior to joining KKR & Co., Mr. Weinstein was director of acquisitions for Tishman Speyer Properties and also worked at The Boston Consulting Group as a strategy consultant. He received a B.S.E. degree cum laude in Civil Engineering and Operations Research from Princeton University and a M.B.A. from the Stanford University Graduate School of Business, where he was an Arjay Miller Scholar. Mr. Weinstein serves as a trustee of the Contemporary Jewish Museum in San Francisco and is actively involved in the Jewish Community Federation of San Francisco on its endowment investment committee and capital planning committee.

Nathaniel M. Zilkha joined KKR & Co. in 2007. Mr. Zilkha is a member and the co-head of KKR Credit. Mr. Zilkha also serves as the global co-head and portfolio manager of special situations. As the co-head of KKR Credit, Mr. Zilkha provides direct oversight of private credit and special situations strategies, in addition to being responsible for KKR Credit’s general business oversight in the United States and Asia. He is a member of KKR & Co.’s private credit investment committee and special situations investment committee. He is a member of KKR & Co.’s portfolio management committee, conflicts committee and valuation committee. Mr. Zilkha also spent time as a member of the healthcare private equity team in KKR & Co.’s Menlo Park office. Prior to joining KKR & Co., he was a member of the principal investment area of Goldman, Sachs & Co., where he invested in private equity and principal debt transactions. Mr. Zilkha graduated cum laude from Princeton University.

ADVISORY AGREEMENTS AND FEES

Our investment process is a collaborative effort between CNL and KKR and benefits from the combined business and specific industry knowledge, transaction expertise and deal-sourcing capabilities they bring. CNL is responsible for the overall management of our activities and KKR is responsible for the day-to-day management of our investment portfolio. CNL provides its services under the Investment Advisory Agreement and under the Administrative Services Agreement with us, and KKR provides its services under the Sub-Advisory Agreement with CNL and us. The activities of both of our Advisors are subject to the supervision and oversight by our board of directors.

CNL oversees our day-to-day operations, including the provision of general ledger accounting, fund accounting, investor relations, and other administrative services. CNL also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports for our shareholders and reports filed with the SEC. In addition, CNL assists us in calculating our net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

For providing these services, facilities and personnel, we reimburse CNL for administrative expenses it incurs in performing its obligations. The amount of this reimbursement is set at the lesser of (i) CNL’s actual costs and (ii) the amount that we would be required to pay for comparable administrative services in the same geographic location. CNL is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of directors assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to CNL for such services as a percentage of our net assets to the same ratio as reported by other comparable business development companies. We do not reimburse CNL for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of CNL.

Advisory Services

Under the terms of the Investment Advisory Agreement and the Sub-Advisory Agreement, our Advisors are responsible for the following:

•	determining the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such strategies;

•	identifying, evaluating, negotiating and structuring the investments we make;

•	performing due diligence on prospective portfolio companies;

•	executing, closing, servicing and monitoring the investments we make;

•	determining the securities and other assets that we will purchase, retain or sell; and

•	providing us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our capital.

KKR is primarily responsible for initially identifying, evaluating, negotiating and structuring our investments. These activities are carried out by its investment teams and are subject to the oversight of KKR’s senior investment personnel. Each investment that we make requires the approval of both our Advisors. Certain affiliated co-investment transactions may require the additional approval of our independent director committee.

Additionally, as a business development company, we must offer managerial assistance to our portfolio companies. This managerial assistance may include monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of our eligible portfolio companies and providing other organizational and financial guidance. Our Advisors or our administrator make available such managerial assistance, on our behalf, to our eligible portfolio companies whether or not they request this assistance. We may receive fees for these services and will reimburse our Advisors for their allocated costs in providing such assistance, subject to review and approval by our board of directors.

Administrative Services

Under the terms of the Administrative Services Agreement, and on our behalf, CNL performs or oversees the performance of various administrative services that we require. These include investor services, general ledger accounting, fund accounting, maintaining required financial records, calculating our net asset value, filing tax returns, preparing and filing SEC reports, preparing, printing and disseminating shareholder reports and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. CNL provides us with facilities and access to personnel necessary for our business and these services. For providing these services, facilities and personnel, we reimburse CNL for administrative expenses it incurs in performing its obligations.

Term; Effective Date

Each of the Investment Advisory Agreement, the Sub-Advisory Agreement and the Administrative Services Agreement was approved by our board of directors on March 16, 2011 and became effective on April 4, 2011. Such agreements must be re-approved annually by our board of directors (including a majority of our independent directors), or the holders of a majority of our outstanding voting securities. On March 18, 2016, our board of directors, including our independent directors, approved the renewal of each of these agreements for an additional one-year term through March 18, 2017, subject to earlier termination in accordance with their respective terms. The renewal approvals were made in accordance with, and on a basis of an evaluation satisfactory to our board of directors as required by, Section 15(c) of the 1940 Act and applicable rules and regulations thereunder. In evaluating these agreements, our board of directors considered a number of factors, including: (i) the nature, quality and extent of the advisory and other services to be provided by CNL and KKR; (ii) our investment performance; (iii) comparative data with respect to advisory fees or similar expenses paid by other business development companies with similar investment objectives and (iv) information about the services to be performed and the personnel performing such services under each of the agreements.

Each of the Investment Advisory Agreement, the Sub-Advisory Agreement and the Administrative Services Agreement will automatically terminate in the event of its assignment. In accordance with the 1940 Act, we may terminate the Investment Advisory Agreement and the Administrative Services Agreement with CNL and cause CNL to terminate the Sub-Advisory Agreement with KKR upon 60 days’ written notice. The decision to terminate any agreement may be made by a majority of our independent directors or the holders of a majority of the outstanding shares of our common stock. CNL and KKR have separately agreed between themselves that, in the event that one of them is removed by us as investment advisor other than for cause, the other will also terminate its advisory agreement with us.

CNL is permitted to voluntarily terminate the Investment Advisory Agreement and the Administrative Services Agreement, and KKR is permitted to voluntarily terminate the Sub-Advisory Agreement, upon 120 days’ prior written notice. CNL may not terminate the Sub-Advisory Agreement without the consent of our independent directors or the holders of a majority of the outstanding shares of our common stock.

Investment Advisory Fees

We pay CNL a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. CNL compensates KKR for advisory services that it provides to us with 50% of the fees that CNL receives from us under the Investment Advisory Agreement. We believe that this fee structure benefits shareholders by aligning the compensation of both of our Advisors with our overall investment performance. The cost of both the management fee and the incentive fee is ultimately borne by our shareholders.

Management Fee

The management fee is calculated at an annual rate of 2% of our average gross assets and it is payable monthly in arrears. The determination of average gross assets reflects changes in the fair market value of portfolio investments.

Incentive Fee

The incentive fee comprises two parts: (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The subordinated incentive fee on income is earned on pre-incentive fee net investment income and shall be determined and payable in arrears as of the end of each calendar quarter during which the Investment Advisory Agreement and the Sub-Advisory Agreement are in effect. In the case of a liquidation or if the Investment Advisory Agreement or Sub-Advisory Agreement is terminated, the fee will also become payable as of the effective date of the event.

The subordinated incentive fee on income for each quarter is calculated as follows:

•	No subordinated incentive fee on income is payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.75% per quarter on our average adjusted capital. We refer to this as the quarterly preferred return.

•	All of our pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 2.1875% on our average adjusted capital in any quarter, is payable to the Advisors. We refer to this portion of our subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.1875% on our average adjusted capital in any quarter.

•	For any quarter in which our pre-incentive fee net investment income exceeds 2.1875% on our average adjusted capital, the subordinated incentive fee on income shall equal 20% of the amount of our pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

•	Pre-incentive fee net investment income is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus our operating expenses for the quarter, including the management fee, expenses payable under the Administrative Services Agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding (i) the incentive fee, (ii) any expense support payments under our Expense Support and Conditional Reimbursement Agreement with the Advisers (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Result of Operations —Expense Support Reimbursement Payment”), (iii) any reimbursement by us of expense support payments, and (iv) any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

•	Adjusted capital is defined as (a) cumulative proceeds generated from sales of our common stock, including proceeds from our distribution reinvestment plan, net of sales loads (sales commissions and marketing support fees) and (b) reduced for (i) distributions paid to our shareholders that represent return of capital and (ii) amounts paid for share repurchases pursuant to our share repurchase program.

The following is a graphical representation of the calculation of the quarterly subordinated incentive fee on income:

Quarterly Subordinated Incentive Fee on

Pre-Incentive Fee Net Investment Income

(expressed as a percentage of average adjusted capital)

Percentage of Pre-Incentive Fee Net Investment Income

Allocated to Quarterly Incentive Fee

The incentive fee on capital gains is earned on liquidated investments and shall be determined and payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement and the Sub-Advisory Agreement are in effect. In the case of a liquidation, or if the Investment Advisory Agreement or Sub-Advisory Agreement is terminated, the fee will also become payable as of the effective date of such event. The annual fee will equal 20% of our realized capital gains on a cumulative basis from inception, net of (i) all realized capital losses and unrealized depreciation on a cumulative basis from inception and (ii) the aggregate amount, if any, previously paid incentive fees on capital gains as calculated in accordance with GAAP (subject to the limitation discussed in the next sentence). From and after January 1, 2013, for purposes of computing the performance-based incentive fee payable to the Advisors, we disregard any gains associated with the TRS interest spread (which represents the difference between (i) the interest and fees received on total return swaps, and (ii) the interest paid to the total return swaps counterparty on the settled notional value of total return swaps), and we only consider the net realized gains or losses on the termination or maturity of total return swaps for the purpose of testing and computing incentive fees on capital gains that may be payable annually to the Advisors.

Because of the structure of the subordinated incentive fee on income and the incentive fee on capital gains, it is possible that we may pay such fees in a quarter where we incur a net loss. For example, if we receive pre-incentive fee net investment income in excess of the 1.75% on average adjusted capital for a quarter, we will pay the applicable incentive fee even if we have incurred a net loss in the quarter due to a realized or unrealized capital loss. Our Advisors will not be under any obligation to reimburse us for any part of the incentive fee they receive that is based on prior period accrued income that we never receive as a result of a subsequent decline in the value of our portfolio or any borrower default.

The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated. The fees are calculated using a detailed policy and procedure approved by our Advisors and our board of directors, including a majority of the independent directors, and such policy and procedure are consistent with the description of the calculation of the fees set forth above.

Our Advisors may elect to defer or waive all or a portion of the fees that would otherwise be paid to them in their sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as our Advisors may determine in their sole discretion. To the extent that KKR elects to receive its allocable share of the fees in a particular form or waive or defer all or any portion of its allocable share of the fees, CNL will make the election on its behalf and any amounts due to KKR under the Sub-Advisory Agreement will be adjusted accordingly.

Examples of the two-part incentive fee:

Example 1 – Subordinated Incentive Fee on pre-incentive fee net investment income for each quarter

Scenarios expressed as a percentage of average adjusted capital	Scenario 1	Scenario 2	Scenario 3
Pre-incentive fee net investment income	0.5500%	1.9500%	2.8000%
Catch up incentive fee (maximum of 0.4375%)	—	(0.2000)%	(0.4375)%
Split incentive fee (20% above 2.1875%)	—	—	(0.1225)%

Net Investment income	0.5500%	1.7500%	2.2400%

Scenario 1 – Subordinated Incentive Fee on Income

Pre-incentive fee net investment income does not exceed the 1.75% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income.

Scenario 2 – Subordinated Incentive Fee on Income

Pre-incentive fee net investment income falls between the 1.75% preferred return rate and the catch up of 2.1875%, therefore the incentive fee on pre-incentive fee net investment income is 100% of the pre-incentive fee above the 1.75% preferred return at 0.2%.

Scenario 3 – Subordinated Incentive Fee on Income

Pre-incentive fee net investment income exceeds the 1.75% preferred return and the 2.1875% catch up provision. Therefore the catch up provision is fully satisfied by the 0.4375% of pre-incentive fee net investment income above the 1.75% preferred return rate and there is a 20% incentive fee on pre-incentive fee net investment income above the 2.1875% “catch up.” This provides a 0.56% incentive fee which represents 20% of pre-incentive fee net investment income.

Example 2 – Incentive Fee on Capital Gains

Assumptions

Year 1: No net realized capital gains or losses

Year 2: 6% realized capital gains and 1% realized capital losses and unrealized capital depreciation; capital gain incentive fee = 20% x (realized capital gains for year computed net of all realized capital losses and unrealized capital depreciation at year end)

Year 1 Incentive Fee on Capital Gains	= 20% x (0)

= 0

= No Incentive Fee on Capital Gains

Year 2 Incentive Fee on Capital Gains	= 20% x (6% -1%)

= 20% x 5%

= 1%

Indemnification of Our Advisors

The Investment Advisory Agreement provides that CNL and KKR and each of its officers, directors, persons associated with each advisor, shareholders (and owners of the shareholders), controlling persons and agents are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceedings arising out of or otherwise based on the performance of any of such advisor’s duties or obligations under the Investment Advisory Agreement or the Sub-Advisory Agreement, as applicable, or otherwise as our investment adviser, (i) to the extent such damages, liabilities, cost and expenses (A) are not fully reimbursed by insurance and (B) do not arise by reason of willful misfeasance, bad faith, or gross negligence in such advisor’s performance of such duties or obligations, or such advisor’s reckless disregard of such duties or obligations, and (ii) otherwise to the fullest extent such indemnification is consistent with the provisions of our articles of incorporation, the 1940 Act, the laws of the State of Maryland and other applicable law.

USE OF PROCEEDS

Since commencing our continuous public offering and through December 31, 2015, we have sold 296.2 million shares of our common stock for net proceeds of approximately $3.2 billion, including shares sold pursuant to our distribution reinvestment plan.

We have used net proceeds raised to date, and will use the net proceeds from this offering to make investments in accordance with the investment objective and strategies described in this prospectus. These proceeds also may be used for working capital. Net proceeds received by us from the sale or liquidation of assets, are expected to be reinvested by us in assets in accordance with our investment objectives and investment strategies.

Based on prevailing market conditions, we anticipate that we will invest the proceeds from each subscription closing generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, money market funds and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a business development company and our election to be taxed as a RIC. During this time, we may also use a portion of the net proceeds to reduce our borrowings under revolving credit agreements, to pay our operating expenses and fund distributions to shareholders. In addition, during this time, we will pay management fees under the Investment Advisory Agreement as described elsewhere in this prospectus.

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering if we sell the maximum number of shares registered in this offering, or 209 million shares, at the current offering price of $8.82 per share. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the current public offering price of the common stock and the actual number of shares of common stock, if any, we sell in the offering.

Because the amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Maximum Offering
	Amount	%
Gross proceeds	$1,843,380,000	100.0%
Less:
Offering expenses	$18,433,800	1.0

Net Proceeds/Amount Available for Investments	$1,824,946,200	99.0%

We estimate that we will incur in connection with this offering approximately $18.4 million of offering expenses, or approximately 1.0% of the gross proceeds.

DISTRIBUTIONS

On June 8, 2011, we began authorizing and paying monthly distributions to our shareholders. We will distribute pro rata to our shareholders funds received by us that we deem unnecessary for us to retain. Any distributions to our shareholders will be declared out of assets legally available for distribution. We expect to continue making monthly distributions unless our results of operations, our general financial condition, general economic conditions, or other factors prohibit us from doing so. From time to time, but not less than quarterly, we will review our accounts to determine whether distributions to our shareholders are appropriate.

We may fund our cash distributions to shareholders from any sources of funds available to us, including fee reductions by our Advisors that may be subject to repayment, as well as offering proceeds and borrowings. We have not established limits on the amount of funds we may use from any available sources to make distributions. Our distributions in our initial year of 2011 of investment operations resulted from operating expense support payments by our Advisors to us that we were obligated to repay within three years. You should understand that such distributions in 2011 were not based on our investment performance. As of December 31, 2013, there were no remaining expense support amounts to be reimbursed to our Advisors. There can be no assurance that we will achieve the performance necessary to sustain our distributions, or that we will be able to continue to pay distributions at a specific rate or at all. Our Advisors have no obligation to reduce their advisory fees in future periods.

The following table presents the total cash distributions declared per share of common stock outstanding during the years ended December 31, 2015, 2014 and 2013:

	Cash Distributions Declared Per Share
Quarter	2015	2014	2013
First	$0.201279	$0.180048	$0.195052
Second	0.201279	0.201279	0.195052
Third	0.201279	0.216762	0.195052
Fourth	0.201279	0.201279	0.240056	(1)

Total	$0.805116	$0.799368	$0.825212

(1)	In addition to regular monthly distributions, cash distributions declared on our common stock during the fourth quarter of 2013 included $0.03 per share in special cash distributions.

The tax character of shareholder distributions attributable to the years ended December 31, 2015, 2014 and 2013 were as follows (in thousands):

	2015		2014		2013
Paid Distributions attributable to:	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary Income (1)	$204,646	99.8%	$139,453	98.2%	$80,667	92.7%
Realized long-term capital gains	398	0.2	2,565	1.8	6,338	7.3

Total	$205,044	100.0%	$142,018	100.0%	$87,005	100.0%

Paid distributions as a percentage of taxable income available for distributions	94%		75%		97%

(1)	Including short term capital gains of $15,985 and $13,358 for the years ended December 31, 2014 and 2013, respectively.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution is mailed to our shareholders subject to IRS tax reporting. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

We have elected to be treated, and intend to qualify annually, as a RIC under the Code. To maintain RIC tax treatment, we must distribute at least 90% of our net ordinary taxable income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders. A RIC may satisfy the 90% distribution requirement by actually distributing dividends (other than capital gain dividends) during the taxable year. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillover dividend” provisions of sub-chapter M. If a RIC makes a spillover dividend the amounts will be included in the 1099s for the year the spillback distribution is paid (stated differently there is no impact of a spillback distribution to the shareholder).

In order to minimize certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income (taking into account certain deferrals and elections, and generally applying certain mark-to-market provisions as if our tax year ended on October 31) for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax. However we may also decide to distribute less and pay the federal excise taxes.

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Tax Matters.”

We have adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the accompanying consolidated financial statements.

	Year Ended December 31,				Period from June 17, 2011 (commencement of operations) through December 31, 2011
($ in thousands, except per share amounts)
Statement of operations data:	2015	2014	2013	2012
Investment income	$311,097	$230,712	$119,573	$35,583	$959

Operating expenses
Total expenses	131,443	99,194	68,502	19,651	1,482
Reimbursement of expense support	—	—	1,136	1,830	—
Advisors’ expense support	—	—	—	(1,590)	(1,376)

Net expenses	131,443	99,194	69,638	19,891	106

Net investment income before taxes	179,654	131,518	49,935	15,692	853
Income tax expense, including excise tax	2,966	1,392	—	—	—

Net investment income	176,688	130,126	49,935	15,692	853
Net realized and unrealized gains (losses) (4)	(214,895)	(45,809)	55,022	9,962	529

Net (decrease) increase in net assets resulting from operations	$(38,207)	$84,317	$104,957	$25,654	$1,382

Per share data:
Net investment income - basic and diluted	$0.69	$0.73	$0.48	$0.50	$0.67
Net (decrease) increase in net assets resulting from operations—basic and diluted	$(0.15)	$0.48	$1.00	$0.82	$1.09
Distributions declared	$0.80	$0.80	$0.83	$0.76	$0.37
Other data:
Total investment return-net price(1)	(2.0)%	4.1%	10.2%	14.2%	6.5%
Total investment return-net asset value(2)	(0.9)%	5.9%	11.4%	14.3%	6.5%
Number of portfolio companies at period end(3)	124	112	94	126	110
Total portfolio investments for the period(3)	$2,068,738	$1,899,447	$2,090,370	$991,952	$106,811
Investment sales and prepayments for the period(3)	$842,372	$1,058,221	$925,095	$410,530	$776

	As of December 31,
	2015	2014	2013	2012	2011
Balance sheet data:
Total assets	$4,045,125	$2,971,720	$2,281,186	$850,324	$116,223
Credit facilities and term loan, net of discount	$1,422,592	$772,678	$707,389	$159,620	$25,340
Total net assets	$2,594,022	$2,145,821	$1,430,434	$611,484	$65,163

(1)	Total investment return-net price is a measure of total return for shareholders who purchased our common stock at the beginning of the period, including distributions declared during the period. Total investment return-net price is based on (i) the purchase of one share at the public offering price, net of sales load, on the first day of the period, (ii) the sale at the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the cash payment for distributions payable, if any, on the last day of the period. The total investment return-net price calculation assumes that (i) monthly cash distributions are reinvested in accordance with our distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then public offering price, net of sales load, on each monthly distribution payment date. There is no public market for our shares and the market value at sale is assumed to be equal to net asset value per share on the last day of the period. Our performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by our shareholders in the purchase of our shares of common stock.

(2)	Total investment return-net asset value is a measure of the change in total value for shareholders who held our common stock at the beginning and end of the period, including distributions declared during the period. Total investment return-net asset value is based on (i) the beginning period net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the value of distributions payable, if any, on the last day of the period. The total investment return-net asset value calculation assumes that (i) monthly cash distributions are reinvested in accordance with our distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then public offering price, net of sales load, on each monthly distribution payment date. There is no public market for our shares. Our performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by our shareholders in the purchase of our shares of common stock.
(3)	Excludes TRS Portfolio companies and TRS transactions.
(4)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” for a discussion of realized and unrealized gains and losses for the year ended December 31, 2015.

SENIOR SECURITIES

Revolving Credit Facilities

On May 20, 2014, we entered into a senior secured term loan credit facility, which we refer to as the 2014 Senior Secured Term Loan, and, together with the Senior Secured Revolving Credit Facility (as defined below), the Credit Facilities. The 2014 Senior Secured Term Loan provides us with gross borrowing proceeds of $398 million. The 2014 Senior Secured Term Loan includes an accordion feature permitting us to expand the term loan if certain conditions are satisfied; provided, however, that the maximum amount of the facility is capped to the limited amount which would not cause the covered debt amount (i.e., our aggregate debt under both the 2014 Senior Secured Term Loan and our Senior Secured Revolving Credit Facility, other permitted debt and certain other unsecured debt) to exceed the fair value of the borrowing/collateral base. The 2014 Senior Secured Term Loan matures in May 2019, bears interest, at our election, at (i) LIBOR plus 3.25% (with a LIBOR floor of 0.75%), or (ii) an “alternate base rate” (which is the highest of a prime rate, the federal funds rate plus 0.50%, or one month LIBOR plus 1.00%) plus 2.25% (with an alternate base rate floor of 1.75%) and has substantially similar terms to our existing Senior Secured Revolving Credit Facility. As of December 31, 2015, $393 million was outstanding under the 2014 Senior Secured Term Loan.

Our wholly owned, special purpose financing subsidiary, CCT Funding, is a party to a 2011 revolving credit facility agreement (as amended, the “Deutsche Bank Credit Facility”), under which CCT Funding could borrow up to $250 million as of December 31, 2015. As of December 31, 2015, the interest rate ranges between LIBOR plus 1.85% for borrowings up to $150 million and LIBOR plus 1.95% for the second loan tranche of $100 million. CCT Funding also pays an annualized commitment fee on any unused commitment amounts of 0.50% to 1.95%. The loan tranche commitments in the total amount of $250 million are scheduled to mature in February and September of 2017.

CCT Funding’s obligations to the lenders under the Deutsche Bank Credit Facility are secured by a first priority security interest in substantially all of the assets of CCT Funding. The obligations of CCT Funding under the revolving credit facility are non- recourse to us. As of December 31, 2015, $210 million was borrowed and outstanding under the credit facility.

Our wholly owned, special purpose financing subsidiary, Paris Funding is party to a revolving credit facility with BNP Paribas Prime Brokerage, Inc, which we refer to as the BNP Credit Facility, under which we may borrow up to $200 million. Interest is charged at the annual rate of one month LIBOR plus 1.10% and is payable monthly. Paris Funding also pays an annualized commitment fee on any unused commitment amounts of 0.40% to 0.50%, depending on utilization levels. The BNP Credit Facility became effective on June 12, 2013. The BNP Credit Facility is secured by certain specific assets that have been pledged as collateral. The required security pledge amount is determined in accordance with the margin requirements of the BNP Credit Facility. As of December 31, 2015, $188 million was borrowed and outstanding under the BNP Credit Facility.

We are a party to a 2013 senior secured revolving credit facility (as amended, the “Senior Secured Revolving Credit Facility”) consisting of loans to be made in U.S. dollars and specific foreign currencies in an aggregate commitment amount of $700 million. As of December 31, 2015, this credit facility includes an “accordion” feature that allows us, under certain circumstances, to increase the size of the facility to a maximum of $900 million. The applicable interest rate is based on LIBOR plus an applicable spread of 2.50%, or on an “alternate base rate” (which is the highest of a (i) prime rate, (ii) the federal funds rate plus 0.50%, or (iii) one-month LIBOR plus 1.00%), plus an applicable spread of 1.50%, or, with respect to borrowings in currencies other than U.S. Dollars, Euros or British Pound Sterling, on a base interest rate applicable to such currency borrowing, plus an applicable spread of 2.50%. We also pay an annual commitment fee on any unused commitment amounts of between 0.375% and 1.00%, which varies depending on total utilization. The Senior Secured Revolving Credit Facility is secured by substantially all of our portfolio investments, cash and securities accounts, excluding those held by our wholly owned financing subsidiaries. As of December 31, 2015, there was $633 million outstanding under this revolving credit facility.

Our wholly owned, special purpose financing subsidiary, CCT Tokyo Funding LLC (“Tokyo Funding”) is a party to a revolving credit facility with Sumitomo Mitsui Banking Corporation, which we refer to as the Sumitomo Credit Facility, under which we may borrow up to $200 million. The applicable interest rate is based on three month LIBOR plus either 1.75% or 2.00%, depending on the average advances outstanding, or on a “base rate” (which is the higher of (i) a prime rate or (ii) the federal funds rate plus 0.50%), plus either 0.75% or 1.00%, depending on the average advances outstanding. Tokyo Funding also pays a quarterly non-usage fee on any unused commitment amounts of 0.35% to 0.875%, depending on utilization levels. The Sumitomo Credit Facility became effective on December 2, 2015. The Sumitomo Credit Facility is secured by a first priority security interest in substantially all of the assets of Tokyo Funding. As of December 31, 2015, there were no amounts outstanding under this revolving credit facility.

For a description of these credit facilities and our senior secured term loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Borrowings—Credit Facilities and Term Loan.”

Borrowings under the Credit Facilities are subject to, among other things, a minimum borrowing/collateral base. All portfolio investments directly held by us, certain equity interests owned by us, and certain of our accounts are pledged as collateral under the Credit Facilities. The Credit Facilities require us to, among other things (i) make representations and warranties regarding the collateral as well as our business and operations, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants. The documents for each of the Credit Facilities also include default provisions such as (among others) (i) the failure to make timely payments under the Credit Facilities, (ii) the occurrence of a change in control, and (iii) the failure by us to materially perform under the operative agreements governing the Credit Facilities, which, if not complied with, could accelerate repayment under the Credit Facilities, thereby materially and adversely affecting our liquidity, financial condition and results of operations.

Total Return Swaps

On November 15, 2012, Halifax Funding, our wholly owned, special purpose financing subsidiary entered into a TRS arrangement with The Bank of Nova Scotia (“BNS”), which consist of a set of agreements that are collectively referred to herein as the TRS agreements. Pursuant to the terms of the TRS agreements, Halifax Funding may select a portfolio of single-name corporate loans and bonds with a maximum aggregate notional amount of $500 million. Halifax Funding is required to initially cash collateralize a specified percentage of each loan or bond (generally, at least 40% of the notional amount of such loan or bond) in accordance with margin requirements described in the TRS agreements.

For purposes of determining our compliance with the asset coverage ratio test applicable to us as a business development company, we regard the TRS total notional amount at the end of the period, less the total amount of cash collateral posted under the TRS, as a senior security for the life of the TRS. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Total Return Swaps.”)

As of December 31, 2015, the total notional amount of the portfolio of TRS assets was $324.9 million, and the total amount of cash collateral posted under the TRS was $142.6 million, resulting in $182.3 million of deemed senior securities from the TRS arrangement.

All Senior Securities

Information about our senior securities, which includes both borrowings under our credit facilities, senior secured loan and TRS amount that we regard as senior securities, if any, is shown in the table below as of December 31, 2011, 2012, 2013, 2014 and 2015. The information in the table is derived from our audited consolidated financial statements for each respective period.

Year Ended December 31,	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidation Preference per Unit (3)	Average Market Value per Unit (4)
2011	$25,340	3.57	—	N/A
2012	$235,658	3.59	—	N/A
2013	$729,800	2.96	—	N/A
2014	$946,491	3.27	—	N/A
2015	$1,606,306	2.61	—	N/A

(1)	Total amount (in thousands) of each class of senior securities outstanding at the end of the period presented, including deemed senior securities from the TRS arrangement.
(2)	Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, in relation to the aggregate amount of senior securities representing indebtedness.
(3)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.
(4)	Not applicable because senior securities are not registered for public trading.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in the registration statement.

Overview

We are a non-diversified closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. Formed as a Maryland corporation on June 9, 2010, we are externally managed by CNL and KKR, which are responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments, determining the securities and other assets that we will purchase, retain or sell, and monitoring our portfolio on an ongoing basis. Both Advisors are registered as investment advisers with the SEC. CNL also provides the administrative services necessary for us to operate.

Investment Objective, Investment Program and Primary Investment Types

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation. We pursue our investment objective by investing primarily in the debt of privately owned and thinly traded U.S. companies (also referred to as “portfolio companies”) with a focus on originated transactions sourced through the networks of our Advisors. We define originated transactions as any negotiated investment where we, through our Advisors’ direct efforts, provide funds directly to a portfolio company. We also have the ability, as granted through our SEC Exemptive Order, to co-invest in privately negotiated transactions alongside other investment funds managed by or affiliated with KKR (the “Co-Investment Transactions”). We anticipate that a substantial portion of our investment portfolio will consist of senior and subordinated debt, which we believe offer potential opportunities for superior risk-adjusted returns and income generation. Our debt investments may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options, equity co-investments, or other forms of equity participation. We may separately purchase common or preferred equity interests in transactions. We may also invest in structured products, such as collateralized loan obligations, and loan participations and assignments.

As of December 31, 2015, our investment program consisted of two main components. First, since the inception of our investment activities, we have been engaged in the direct purchase of debt and equity securities, primarily issued by portfolio companies, through both secondary market and direct lending transactions. We refer to this investment program component as our “Investment Portfolio.” Second, beginning in November 2012, we supplemented our economic exposure to portfolio companies by entering into TRS with a commercial bank counterparty and directing the creation of a portfolio of debt investments that serve as reference assets under the TRS. We refer to this investment program component as our portfolio of TRS assets or our “TRS Portfolio.” In the case of our TRS Portfolio, we receive all (i) realized income and fees and (ii) realized capital gains generated by the TRS assets. In return, we must pay quarterly to the TRS counterparty a payment consisting of (i) realized capital losses generated by the TRS assets and (ii) financing costs that are based on (a) a floating financing rate and (b) the settled notional amount of TRS assets.

References to the term “settled notional amount” in association with the TRS mean the aggregate cost of the TRS assets underlying the TRS that are settled and owned by the counterparty. In addition, this aggregate cost serves as the basis for our payments of financing charges to the counterparty under the TRS. References to the term “total notional amount” mean the settled notional amount plus the effect of the purchase and sale cost of all TRS assets where trade settlement is pending. We will receive additional economic benefit if the value of the underlying TRS asset appreciates relative to the total notional amount through the final settlement date following termination of the agreement. Conversely, we will be required to pay the counterparty the amount, if any, by which the value of the underlying TRS asset declines relative to the total notional amount through such final settlement date. We do not own, or have physical custody of, the TRS assets and the TRS assets are not direct investments by us. Our subsidiary is required to post collateral with a custodian of at least 33.3% of the notional amount of each TRS asset and may be required to post additional collateral in the event the value of the TRS assets decreases below a specified amount.

Our investment strategy is focused on creating and growing an Investment Portfolio that generates superior risk-adjusted returns by carefully selecting investments through rigorous due diligence and actively managing and monitoring our Investment Portfolio. When evaluating an investment and the related portfolio company, we use the resources of our Advisors to develop an investment thesis and a proprietary view of a potential portfolio company’s intrinsic value. We believe our flexible approach to investing allows us to take advantage of opportunities that offer favorable risk/reward characteristics.

We primarily focus on the following investment types:

•	Senior Debt. We invest in senior debt, in which we generally take a security interest in the available assets of the portfolio company, including equity interests in any of its subsidiaries. These investments generally take the form of senior secured first lien loans, senior secured second lien loans or senior secured bonds. In some circumstances, our lien could be subordinated to claims of other creditors.

•	Subordinated Debt. Our subordinated debt investments are generally subordinated to senior debt and are generally unsecured. These investments are generally structured with interest-only payments throughout the life of the security, with the principal due at maturity.

•	Structured Products. We also invest in structured products, which may include collateralized debt obligations (“CDOs”), collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”), structured notes and credit-linked notes. The issuers of such investment products may be structured as trusts or other types of pooled investment vehicles. Such products may also involve the deposit with or purchase by an entity of the underlying investments and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying investments or referencing an indicator related to such investments.

•	Equity Investments. We also make selected equity investments. In addition, when we invest in senior and subordinated debt, we may acquire warrants or options to purchase equity securities or benefit from other types of equity participation. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests.

The level of our investment activity can and does vary substantially from period to period depending on many factors, including: the demand for debt from creditworthy privately owned U.S. companies, the level of merger, acquisition and refinancing activity involving private companies, the availability of credit to finance transactions, the general economic environment, the competitive investment environment for the types of investments we currently seek and intend to seek in the future, the amount of equity capital we raise from offering common stock in our company and the amount of capital we may borrow.

As a business development company, we are required to comply with certain regulatory requirements. For instance, we may not acquire any assets other than “qualifying assets” as specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets as determined at the end of the prior quarter (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Under the relevant SEC rules, the term “eligible portfolio company” includes all private companies, companies whose securities are not listed on a national securities exchange and certain public companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250 million. These rules also permit us to include as qualifying assets certain follow-on investments in companies that were eligible portfolio companies at the time of our initial investment but no longer meet the definition of eligible portfolio company at the time of the follow-on investment.

Revenues

We generate revenues primarily in the form of interest on the debt securities of portfolio companies that we acquire and hold for investment purposes. Our investments in debt securities generally have an expected maturity of three to ten years, although we have no lower or upper constraint on maturity, and typically earn interest at fixed or floating rates. Interest on our debt securities is generally payable to us quarterly or semi-annually. Some of our investments in debt securities contain payment-in-kind (“PIK”) interest provisions. The outstanding principal amount of our debt securities and any accrued but unpaid interest will generally become due at the maturity date. In addition, we may generate revenue in the form of dividends from equity investments, prepayment fees, commitment fees, origination fees and fees for providing significant managerial assistance. While the TRS assets also generate interest income and fees, such amounts, net of the financing expenses, are recognized as (i) realized gains from derivative investments pursuant to generally accepted accounting principles (“GAAP”) when payable to us quarterly and (ii) unrealized gains from derivative investments for any accrued but unpaid amounts.

Operating Expenses

Our primary operating expenses include an investment advisory fee and, depending on our operating results, performance-based incentive fees, interest expense, administrative expenses, custodian and accounting fees, other third-party professional services and expenses and amortization of deferred offering expenses. The investment advisory fee and performance-based incentive fees compensate the Advisors for their services in identifying, evaluating, negotiating, closing and monitoring our investments.

Financial and Operating Highlights

The following table presents financial and operating highlights as of and for the years ended December 31, 2015 and 2014, and for the year ended December 31, 2013:

As of December 31, (in thousands, except ratio and per share amounts)	2015	2014
Total assets	$4,045,125	$2,971,720
Adjusted total assets (Total assets, net of payable for investments purchased)	$4,045,125	$2,936,832
Investments in portfolio companies	$3,722,261	$2,720,571
Borrowings – credit facilities and term loan, net of discount	$1,422,592	$772,678
Deemed borrowings (TRS implied leverage classified as senior securities)	$182,326	$172,041
Net assets	$2,594,022	$2,145,821
Net asset value per share	$8.93	$9.79
Leverage ratio (Borrowings + Deemed borrowings)/Adjusted total assets)	40%	32%

Activity for the Year Ended December 31, (in thousands, except ratios and per share amounts)	2015	2014	2013
Average net assets	$2,428,271	$1,783,121	$1,036,498
Average borrowings under credit facilities and term loan	$1,011,175	$572,484	$339,271
Purchases of investments	$2,068,738	$1,899,447	$2,090,370
Sales, principal payments and other exits	$842,372	$1,058,221	$925,095
Net investment income	$176,688	$130,126	$49,935
Net realized gains on investments, derivative instruments and foreign currency transactions	$50,657	$18,997	$28,047
Net change in unrealized appreciation (depreciation) on investments, derivative instruments and foreign currency translation	$(265,552)	$(64,806)	$26,975
Net (decrease) increase in net assets resulting from operations	$(38,207)	$84,317	$104,957
Total distributions declared	$205,044	$142,018	$87,005
Net investment income before unearned incentive fees per share	$0.69	$0.68	$0.54
Net investment income per share	$0.69	$0.73	$0.48
(Losses) earnings per share	$(0.15)	$0.48	$1.00
Distributions declared per share outstanding for the entire period	$0.80	$0.80	$0.83

Summary of Common Stock Offerings for the Year Ended December 31, (in thousands, except share and per share amounts)	2015	2014	2013
Gross proceeds, excluding reinvestment of distributions	$679,862	$781,169	$849,308
Net proceeds to Company, excluding reinvestment of distributions	$618,505	$709,070	$770,595
Reinvestment of distributions	$105,363	$80,646	$36,605
Average net proceeds per share	$9.69	$10.16	$9.97
Shares issued in connection with Offerings, excluding reinvestment of distributions	63,742,355	69,802,396	77,259,720
Shares issued in connection with reinvestment of distributions	10,950,275	7,952,695	3,664,801

Business Environment

During the twelve months ended December 31, 2015, markets were influenced by geopolitical concerns as well as sector specific dislocations, such as commodities and energy. Significant recurring outflows in open ended credit mutual funds and exchange traded funds have occurred. These factors, along with thin liquidity, have placed downward pressure on valuations in the types of investments in which we invest and contributed to an increase in volatility in such investments.

CCT’s closed-end structure and long term fundamental underwriting approach positions us to continue to focus on providing capital to companies that, for a variety of reasons, are unable to access the syndicated debt markets and/or achieve attractive terms on their debt. In the United States, successful access to the liquid credit markets is often limited by the issuer’s size, complicated industry dynamics, regulatory overhang, and unique or complex capital structures Therefore, considering the recent dynamic market environment, our basic investment premise emphasizing directly originated and other private credit investments remains unchanged. However, we remain mindful of, and continue to scan for attractive opportunities in secondary credit markets resulting from specific situations and volatility.

We believe that privately originated transactions with both U.S. and foreign middle market companies will outperform low-yielding government bonds and high grade credit over the long-term. Furthermore, we believe future lending opportunities will expand given recent financial regulation that is resulting in commercial banks reducing lending levels to middle-market companies. We maintain a high degree of caution and believe continued focus on the fundamentals, including rigorous due diligence, robust credit underwriting and direct structuring of investments best positions the portfolio to protect principal and generate attractive risk-adjusted returns.

Portfolio and Investment Activity

Portfolio Investment Activity as of and for the Years ended December 31, 2015 and 2014

The following tables summarize our investment activity as of and for the years ended December 31, 2015 and 2014 and for the year ended December 31, 2013, excluding our short term investments:

	Investment Activity Summary as of ($ in thousands)
	December 31, 2015		December 31, 2014
	Investment Portfolio	TRS Portfolio	Investment Portfolio	TRS Portfolio
Total fair value	$3,722,261	$308,213	$2,720,571	$281,290
No. portfolio companies	124	48	112	47
No. debt investments	141	51	127	49
No. structured product investments	5	—	3	—
No. equity/other investments	32	—	22	—

	Investment Portfolio Activity Summary ($ in thousands)			TRS Portfolio Activity Summary ($ in thousands)
	Year Ended December 31,			Year Ended December 31,
	2015	2014	2013	2015	2014	2013
Purchases of investments:
Senior secured loans – first lien	$785,833	$965,332	$661,983	$174,138	$264,268	$262,924
Senior secured loans – second lien	514,469	458,531	731,935	33,892	16,759	11,123
Senior secured bonds	123,404	72,767	180,936	—	—	27,029
Subordinated debt	343,916	291,214	439,520	—	1,002	56,202
Structured products	141,892	3,000	52,195	—	—	—
Equity/other	159,224	108,603	23,801	—	—	—

Total	$2,068,738	$1,899,447	$2,090,370	$208,030	$282,029	$357,278

Sales, principal payments and other exits:
Senior secured loans – first lien	$205,660	$468,091	$368,097	$159,172	$45,349	$350,808
Senior secured loans – second lien	217,911	258,572	136,747	9,968	—	11,135
Senior secured bonds	72,082	86,497	153,219	—	3,780	16,821
Subordinated debt	263,178	215,044	262,105	875	6,930	85,244
Structured products	5,743	24,597	—	—	—	—
Equity/other	77,798	5,420	4,927	—	—	—

Total	$842,372	$1,058,221	$925,095	$170,015	$56,059	$464,008

Portfolio Company Additions	40	49	61	15	37	16
Portfolio Company Exits	(28)	(31)	(93)	(14)	(10)	(43)
Debt Investment Additions	52	81	82	18	42	18
Debt Investment Exits	(38)	(57)	(148)	(16)	(13)	(52)

While the Investment Portfolio and the TRS Portfolio are accounted for and presented as two distinct portfolios, the two portfolios had 28 and 26 debt investment positions and 32 and 34 portfolio companies in common as of December 31, 2015 and 2014, respectively. The changes in the fair value of our Investment Portfolio and our TRS Portfolio are directly related to (i) the changes in their cost basis and notional amounts, respectively, as a result of incremental purchases, sales and principal payments as described in the table above, and (ii) the changes in fair value for assets held at the beginning and end of the period. The net change in unrealized appreciation (depreciation) for the years ended December 31, 2015, 2014 and 2013 were ($232.45) million, ($104.59) million and $31.03 million, respectively, for our Investment Portfolio, and ($10.30) million, ($6.64) million and ($0.57) million, respectively, for our TRS Portfolio. See “Results of Operations – Net Change in Unrealized Appreciation or Depreciation” below for further details relating to the changes.

As discussed above under “— Overview,” since receiving our SEC Exemptive Order, we have increased our focus on originated investments, including Co-Investment Transactions, as a main element of our investment strategy. Co-Investment Transactions give us the opportunity to participate in those investments alongside KKR’s institutional clients and proprietary funds. Our total origination activity in Co-Investment Transactions, at par, plus future expected fundings related to such investments, totaled approximately $1.19 billion and $1.04 billion for the years ended December 31, 2015 and 2014, representing 34% of approximately $3.49 billion and $3.05 billion, respectively, in total originations by KKR in Co-Investment Transactions for each period.

The following summarizes our investment activity associated with our investment focus on originated debt investments during the years ended December 31, 2015, 2014 and 2013 and the status of originated investments held in the Investment Portfolio as of December 31, 2015 and 2014:

Originated Investment Activity for the Year Ended December 31, ($ in thousands)	2015	2014	2013
Number of originated investments, by issuer	20	22	15
Total amount of originated investments, at cost (1)	$1,167,195	$897,628	$704,319
Originated investments as a percentage of total investment activity	56.4%	47.3%	33.7%
Fee income recognized in connection with originated investments	$7,610	$5,706	$10,486

Originated Investments Summary as of December 31, (in thousands)	2015	2014
Total originated investments, at fair value	$2,305,938	$1,405,625
Total originated investments as a percentage of total Investment Portfolio, at fair value	61.9%	51.7%
Weighted average annual yield of originated debt investments (2) (3)	10.3%	10.8%

(1)	The total amount of originated investments, at cost, includes new issuers during the reporting periods and any follow-on originated investments from existing issuers.
(2)	The weighted average annual yield on debt investments is based on amortized cost as of the end of the applicable period. The weighted average annual yield for our debt investments is computed as (i) the sum of (a) the annual interest rate of each accruing debt investment multiplied by its par amount as of the end of the applicable reporting period, plus (b) the annual amortization of the purchase or original issue discount or premium of accruing each debt investment, if any; divided by (ii) the total amortized cost of all accruing debt investments included in the calculated group as of the end of the applicable reporting period.
(3)	The weighted average annual yield of originated debt investments is higher than what investors in our Company will realize because it does not reflect expenses of the Company or any sales load. Total investment return – net price and total investment return – net asset value were (2.0)% and (0.9)%, respectively, as of December 31, 2015. See Note 13. “Financial Highlights” in the accompanying consolidated financial statements for information on how such returns were calculated.

The following information presents additional analysis of our Investment Portfolio and TRS Portfolio as of December 31, 2015 and 2014, excluding our short term investments. Our investment program is not managed with any specific asset category target goals. The primary investment type concentrations include (i) senior debt and (ii) subordinated debt securities.

	Investment Portfolio as of (in thousands)
	December 31, 2015		December 31, 2014
Asset Category	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Senior debt
Senior secured loans - first lien	$1,721,163	$1,593,668	$1,152,555	$1,128,244
Senior secured loans - second lien	1,154,518	1,100,781	858,829	843,957
Senior secured bonds	217,350	184,509	154,125	147,817

Total senior debt	3,093,031	2,878,958	2,165,509	2,120,018
Subordinated debt	525,301	457,287	459,004	433,755
Structured products	111,640	116,208	33,721	36,421
Equity/Other	292,059	269,808	129,658	130,377

Total	$4,022,031	$3,722,261	$2,787,892	$2,720,571

	TRS Portfolio as of (in thousands)
	December 31, 2015		December 31, 2014
Asset Category	Notional Amount	Fair Value	Notional Amount	Fair Value
Senior debt
Senior secured loans - first lien	$269,945	$256,870	$255,966	$250,662
Senior secured loans - second lien	46,704	43,971	22,802	21,932
Senior secured bonds	7,315	6,353	7,315	7,066

Total senior debt	323,964	307,194	286,083	279,660
Subordinated debt	1,002	1,019	1,658	1,630

Total	$324,966	$308,213	$287,741	$281,290

The weighted average yield on debt investments at amortized cost and fair value held in our Investment Portfolio as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Asset Category	Investment Portfolio at Amortized Cost	TRS Portfolio at Notional Amount	Investment Portfolio at Amortized Cost	TRS Portfolio at Notional Amount
Senior debt (1) (2)
Senior secured loans - first lien	8.7%	5.8%	8.8%	5.1%
Senior secured loans - second lien	10.4%	9.5%	10.1%	9.9%
Senior secured bonds	9.5%	8.4%	11.2%	8.5%
Subordinated debt (1) (2)	10.1%	6.8%	12.3%	7.1%
Structured products (1) (2)	10.8%	—	10.8%	—

(1)	The weighted average yield on debt investments is based on amortized cost as of the end of the applicable period. The weighted average yield for our debt investments is computed as, (i) the sum of (a) the annual interest rate of each accruing debt investment multiplied by its par amount as of the end of the applicable reporting period, plus (b) the annual amortization of the purchase or original issue discount or premium of each accruing debt investment, if any; divided by (ii) the total amortized cost of all accruing debt investments included in the calculated group as of the end of the applicable reporting period.
(2)	The weighted average annual yield of originated debt investments is higher than what investors in our Company will realize because it does not reflect expenses of the Company or any sales load. Total investment return – net price and total investment return – net asset value were (2.0)% and (0.9)%, respectively, as of December 31, 2015. See Note 13. “Financial Highlights” in the accompanying consolidated financial statements for information on how such returns were calculated.

The following table presents a summary of interest rate and maturity statistics for the debt investments, based on par value, in our Investment Portfolio and the TRS Portfolio as of December 31, 2015 and 2014:

	Investment Portfolio as of December 31,		TRS Portfolio as of December 31,
Floating interest rate debt investments:	2015	2014	2015	2014
Percent of debt portfolio	71.4%	67.5%	96.7%	96.1%
Percent of floating rate debt investments with interest rate floors	93.6%	97.9%	98.8%	98.6%
Weighted average interest rate floor	1.0%	1.1%	1.1%	1.0%
Weighted average coupon spread to base rate	764 bps	748 bps	484 bps	419 bps
Weighted average years to maturity	4.9	5.4	4.5	5.3

Fixed interest rate debt investments:
Percent of debt portfolio	28.6%	32.5%	3.3%	3.9%
Weighted average coupon rate	10.2%	10.9%	9.9%	9.9%
Weighted average years to maturity	5.6	5.3	4.7	5.7

All of our floating interest rate debt investments have base rate reset frequencies of less than twelve months with the majority resetting at least quarterly. The three-month LIBOR, the most prevalent index employed among our floating interest rate debt investments, ranged between 0.251% and 0.613%, and 0.223% and 0.257% during the years ended December 31, 2015 and 2014, respectively, and the terminal value was 0.613% and 0.256% on December 31, 2015 and 2014, respectively. Base rate resets for floating interest rate investments will only result in interest income increases when the reset base interest rate exceeds the associated interest rate floor.

Our weighted average annual yield on debt investments was 9.5% as of December 31, 2015, compared to 10.0% as of December 31, 2014. The decrease is partly attributable to a decrease in our investment concentration in fixed interest rate debt investments, which currently have a higher weighted average coupon rate than our floating interest rate debt investments, as illustrated in the above table. The weighted average annual yield on debt investments is higher than what investors in our Company will realize because it does not reflect expenses of the Company or any sales load. Total investment return - net price and total investment return – net asset value were (2.0)% and (0.9)%, respectively, for the year ended December 31, 2015. See Note 13. “Financial Highlights” in the accompanying consolidated financial statements.

The following table shows the credit ratings of the investments in our Investment Portfolio and TRS Portfolio, based upon the rating scale of Standard & Poor’s Ratings Services, as of December 31, 2015 and 2014:

	Investment Portfolio as of December 31, (in thousands)				TRS Portfolio as of December 31, (in thousands)
	2015		2014		2015		2014
Standard & Poor’s rating	Fair Value	Percentage of Portfolio	Fair Value	Percentage of Portfolio	Fair Value	Percentage of Portfolio	Fair Value	Percentage of Portfolio
BB	$—	—%	$—	—%	$404	0.1%	$—	—%
BB-	43,253	1.2	21,536	0.8	24,999	8.1	27,610	9.8
B+	155,395	4.2	161,172	5.9	40,695	13.2	47,837	17.0
B	265,440	7.1	174,797	6.4	147,430	47.9	127,542	45.3
B-	316,944	8.5	331,145	12.2	55,993	18.2	53,309	19.0
CCC+	649,508	17.4	617,925	22.7	30,808	10.0	9,162	3.3
CCC	102,191	2.7	156,206	5.7	—	—	4,575	1.6
CCC-	48,501	1.3	53,089	2.0	4,391	1.4	11,255	4.0
D	9,640	0.3	567	—	3,493	1.1	—	—
Not rated	2,131,389	57.3	1,204,134	44.3	—	—	—	—

Total	$3,722,261	100.0%	$2,720,571	100.0%	$308,213	100.0%	$281,290	100.0%

The table below presents a summary of our debt investment positions held in our Investment Portfolio that feature PIK interest provisions for some or all of the applicable portfolio company’s interest payment obligations.

PIK Summary as of December 31, ($ in thousands)	2015	2014
Total number of all investments with PIK feature	23	22
Par value of all investments with PIK feature	$707,559	$609,971
Total number of all investments that have active PIK election	19	17
Par value of all investments that have active PIK election	$648,196	$498,706
Percent of debt investment portfolio with active PIK election, at par value	17.5%	18.5%
Number of originated investments with PIK feature and active PIK election	12	9
Par value of originated investments with PIK feature and active PIK election	$524,303	$402,244

PIK Interest Income Activity for the Year Ended December 31, (in thousands)	2015	2014	2013
PIK interest income	$30,402	$35,041	$9,318
PIK interest income as a percentage of interest income and PIK interest income	10.8%	16.3%	8.8%
PIK interest income as a percentage of total investment income	9.8%	15.2%	7.8%
Collections of PIK interest	$853	$6,803	$—

As of December 31, 2015, our Investment Portfolio consisted of 124 portfolio companies, diversified across 21 industry classifications, as compared to our Investment Portfolio as of December 31, 2014 that consisted of 112 portfolio companies, diversified across 21 distinct industry classifications. As of December 31, 2015, the TRS Portfolio consisted of 48 portfolio companies, diversified across 16 distinct industry classifications, as compared to our TRS Portfolio as of December 31, 2014 that consisted of 47 portfolio companies, diversified across 15 distinct industry classifications. The following table presents a summary of our Investment Portfolio and TRS Portfolio arranged by industry classifications of the portfolio companies as of December 31, 2015 and 2014:

	Investment Portfolio as of (in thousands)				TRS Portfolio as of (in thousands)
	December 31, 2015		December 31, 2014		December 31, 2015		December 31, 2014
Industry Classification	Fair Value	Percentage of Portfolio	Fair Value	Percentage of Portfolio	Fair Value	Percentage of Portfolio	Fair Value	Percentage of Portfolio
Capital Goods	$621,721	16.7%	$226,158	8.3%	$31,229	10.1%	$37,966	13.5%
Software & Services	416,659	11.2	394,377	14.5	68,767	22.3	68,344	24.3
Consumer Durables & Apparel	358,089	9.6	458,310	16.8	12,750	4.1	9,072	3.2
Retailing	309,014	8.3	218,902	8.0	29,078	9.4	19,445	6.9
Diversified Financials	231,820	6.2	139,597	5.1	—	—	—	—
Automobiles & Components	178,077	4.8	118,322	4.3	—	—	—	—
Health Care Equipment & Services	178,069	4.8	187,834	6.9	36,248	11.8	31,296	11.1
Technology Hardware & Equipment	176,343	4.7	181,005	6.7	8,216	2.7	3,303	1.2
Transportation	174,014	4.7	63,510	2.3	11,459	3.7	—	—
Energy	164,056	4.4	226,564	8.3	—	—	—	—
Commercial & Professional Services	155,039	4.2	58,540	2.2	16,043	5.2	2,009	0.7
Materials	146,239	3.9	96,320	3.5	12,183	4.0	3,669	1.3
Food & Staples Retailing	101,854	2.7	74,289	2.7	12,078	3.9	7,697	2.7
Consumer Services	89,389	2.4	48,047	1.8	3,897	1.3	8,363	2.9
Media	85,122	2.3	43,915	1.6	24,699	8.0	27,251	9.7
Real Estate	82,720	2.2	28,213	1.0	12,366	4.0	—	—
Telecommunications Services	80,681	2.2	80,584	3.0	8,280	2.7	18,033	6.4
Food, Beverage & Tobacco	62,134	1.7	39,108	1.4	8,522	2.8	8,758	3.1
Pharmaceuticals, Biotechnology & Life Science	53,634	1.4	5,264	0.2	—	—	12,639	4.5
Remaining Industries	57,587	1.6	31,712	1.4	12,398	4.0	23,445	8.5

Total	$3,722,261	100.0%	$2,720,571	100.0%	$308,213	100.0%	$281,290	100.0%

Capital Resources and Liquidity

Sources and Uses of Capital

Our capital resources and liquidity are derived primarily from (i) cash flows from operations, including investment sales and repayments, (ii) our distribution reinvestment plan, (iii) borrowings, and (iv) equity capital proceed from our Follow-On Offering through the registered investment advisor channel. Our primary uses of funds include (i) investments in debt of portfolio companies, (ii) distributions to our shareholders, (iii) advisory fees, (iv) interest expense and other financing fees, (v) periodic reductions in the outstanding principal amounts on our borrowings, and (vi) operating expenses. We have used, and expect to continue to use, proceeds from the turnover of our Investment Portfolio, equity capital proceeds from our Offerings, and borrowings under our credit facilities to finance our investment activities primarily focused on directly originated investments in portfolio companies. In addition, in January 2015, we filed our Shelf Registration Statement with the SEC that was declared effective on January 16, 2015, under which we may offer, from time to time, up to $750 million of our debt and/or equity securities, on terms to be determined at the time of each such offering.

Liquidity

As of December 31, 2015, we had the following sources of immediate liquidity available to us:

(in thousands)	Amount
Cash and Foreign Currency	$69,204
Short Term Investments	7,071
Credit Facilities-Effective Borrowing Capacity(1)	149,503

Total	$225,778

(1)	Effective borrowing capacity represents additional amounts that we could borrow from our credit facilities based on collateral in place as of December 31, 2015.

In addition to the sources of liquidity listed above, we continue to raise capital through our Follow-On Offering. On February 12, 2016, our Follow-On Offering closed to investors who purchase shares of our common stock through the independent broker-dealer channel. However, our Follow-On Offering remains open to investors who purchase shares of our common stock through the registered investment advisor channel. As of December 31, 2015, the cumulative capital raised through the independent broker-dealer channel accounted for 98.7% of the total capital raised across our Follow-On Offerings, excluding reinvestment of distributions. As of December 31, 2015, we had approximately 54 million additional shares of common stock available for sale through the Follow-On Offering. In addition, our Shelf Registration Statement provides us the ability to offer, from time to time, up to $750 million of our debt equity and/or securities.

Borrowings-Credit Facilities and Term Loan

Our outstanding borrowings as of December 31, 2015 and 2014 were as follows:

	As of December 31, 2015					As of December 31, 2014
(in thousands)	Total Aggregate Principal Amount Committed	Principal Amount Outstanding		Carrying Value		Total Aggregate Principal Amount Committed	Principal Amount Outstanding	Carrying Value
Senior Secured Revolving Credit Facility (1) (2)	$700,000	$632,980	(4)	$632,980		$655,000	$230,000	$230,000
Deutsche Bank Credit Facility (1) (3)	250,000	210,000		210,000		340,000	47,000	47,000
BNP Credit Facility (1)	200,000	188,000		188,000		200,000	100,450	100,450
SMBC Credit Facility (1)(6)	200,000	—		—		—	—	—

Total credit facilities	1,350,000	1,030,980		1,030,980		1,195,000	377,450	377,450
2014 Senior Secured Term Loan	393,000	393,000		391,612	(5)	397,000	397,000	395,228	(5)

Total	$1,743,000	$1,423,980		$1,422,592		$1,592,000	$774,450	$772,678

(1)	Subject to borrowing base and leverage restrictions.
(2)	Senior Secured Revolving Credit Facility includes a provision that allows us, under certain circumstances, to increase the size of the Senior Secured Revolving Credit Facility to a maximum of $900 million.
(3)	During the year ended December 31, 2015, CCT Funding LLC (“CCT Funding”) entered into two separate amendments to the Deutsche Bank Credit Facility whereby the aggregate amount of commitments were decreased by $90 million, net of an increase of $100 million, for a total facility size of $250 million as of December 31, 2015.
(4)	Includes $49.70 million denominated in Euros and $58.28 million denominated in British Pound Sterling.
(5)	Comprised of outstanding principal less unaccreted original issue discount.
(6)	On December 2, 2015, CCT Tokyo Funding LLC (“CCT Tokyo Funding”) entered into a revolving credit facility with Sumitomo Mitsui Banking Corporation, under which CCT Tokyo Funding may borrow up to $200 million. See Note 10. “Borrowings” in the accompanying consolidated financial statements for additional disclosures regarding this borrowing. As of December 31, 2015, CCT Tokyo Funding has not drawn on the credit facility.

For the years ended December 31, 2015 and 2014, our total all-in cost of financing, including fees and expenses, was 3.59% and 4.45%, respectively. We expect to continue to draw on the revolving credit facilities to finance our acquisition of investment positions in portfolio companies. We are currently exploring alternatives to modify, extend, or refinance our Senior Secured Revolving Credit Facility, which matures in September 2017. We may further increase our aggregate borrowing capacity in the future beyond the current combined commitment amount of $1.74 billion that is available to us from our revolving credit facilities and term loan, and we may add additional credit arrangements or other forms of financing arrangements including joint ventures.

During the period from January 1, 2016 through March 16, 2016, we made repayments on two of our credit facilities in the aggregate amount of $166.40 million.

See Note 10. “Borrowings” in the accompanying consolidated financial statements for additional disclosures regarding our borrowings.

Total Return Swaps

In 2012, Halifax Funding LLC (“Halifax Funding”), our wholly owned, special purpose financing subsidiary, entered into a TRS arrangement with The Bank of Nova Scotia (“BNS”). Our TRS arrangement with BNS consists of a set of agreements between Halifax Funding, BNS and State Street Bank and Trust Company (the “Custodian”) that are collectively referred to herein as the “TRS Agreements.” Under the terms of the TRS Agreements, each asset in the TRS Portfolio constitutes a separate TRS transaction, although all calculations, payments and transfers required to be made under the TRS Agreements are calculated and treated on an aggregate basis, based upon all such transactions. On October 27, 2015, Halifax Funding amended the TRS agreement.

Pursuant to the terms of the amended TRS Agreements, Halifax Funding may select single-name corporate loans and bonds and create a TRS Portfolio with a maximum aggregate total notional amount of $500 million. Halifax Funding receives quarterly from BNS all collected interest and fees from the TRS Portfolio. Halifax Funding pays BNS interest at a rate equal to the three-month LIBOR plus 1.40% per annum. In addition, upon the sale or repayment of any TRS asset, Halifax Funding will either receive from BNS the realized gain in the value of such asset relative to its notional amount, or pay to BNS any realized loss in the value of the asset relative to its notional amount.

The obligations of Halifax Funding under the TRS Agreements are non-recourse to us and our exposure under the TRS Agreements is limited to the amount of collateral that is posted by Halifax Funding pursuant to the terms of the TRS Agreements. As of December 31, 2015, the posted collateral of $142.64 million equaled 43.9% of the total notional amount, as compared to $115.70 million, or 40.2% of the total notional amount as of December 31, 2014. The minimum required collateral amount (33.3% of the total notional amount, plus additional required collateral due to concentration limits in the TRS Portfolio) was $108.75 million as of December 31, 2015.

See Note 4. “Derivative Instruments” in the accompanying consolidated financial statements for additional disclosures on the TRS.

Commitments and Contingencies

See Note 11. “Commitments and Contingencies” in the accompanying consolidated financial statements for information on our commitments and contingencies as of December 31, 2015.

Distributions to Shareholders

We pay monthly distributions to our shareholders in the form of cash. Shareholders may elect to reinvest their distributions as additional shares of our common stock under our distribution reinvestment plan. Dividends are taxable to our shareholders even if they are reinvested in additional shares of our common stock. The following table reflects the cash distributions per share and the total amount of distributions that we have declared on our common stock during the years ended December 31, 2015, 2014 and 2013:

(in thousands, except per share amounts)	Per Share	Amount
December 31, 2015	$0.80	$205,044
December 31, 2014	$0.80	$142,018
December 31, 2013	$0.83	$87,005

Approximately 51% of the distributions we declared in each of the years ended December 31, 2015, 2014 and 2013 were reinvested in shares of our common stock by participants in our distribution reinvestment plan and the reinvested distributions represent an additional source of capital to us. Net investment income and realized capital gains represent the primary sources for us to pay distributions. See Note 8. “Distributions” in the accompanying consolidated financial statements for additional disclosures on distributions.

For the years ended December 31, 2015, 2014 and 2013, 100% of our declared distributions were covered by taxable income available for distributions. We routinely disclose the sources of funds used to pay distributions to our shareholders in periodic reports that accompany (i) quarterly account statements and (ii) monthly distribution checks that are prepared and sent directly by our transfer agent to our shareholders. See Note 8. “Distributions” in the accompanying consolidated financial statements for a discussion of the sources of funds used to pay distributions on a GAAP and tax basis for the periods presented.

Results of Operations

As of December 31, 2015, the fair value of our investments totaled $3.72 billion for our Investment Portfolio and $308.21 million for our TRS Portfolio. The majority of our investments at December 31, 2015 consisted of debt investments. See the section entitled “Portfolio and Investment Activity” above for a discussion of the general terms and characteristics of our investments, and for information regarding investment activities during the years ended December 31, 2015, 2014 and 2013. The growth of our Investment Portfolio was the primary contributing factor to the significant increases in investment income, operating expenses, investment advisory fees, net investment income and net assets between the comparative periods, as discussed below.

The following is a summary of our operating results for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
(in thousands)	2015	2014	2013
Total investment income	$311,097	$230,712	$119,573
Net operating expenses	(131,443)	(99,194)	(69,638)
Income tax expense, including excise tax	(2,966)	(1,392)	—

Net investment income	176,688	130,126	49,935
Net realized gains	50,657	18,997	28,047
Net change in unrealized appreciation (depreciation)	(265,552)	(64,806)	26,975

Net increase (decrease) in net assets resulting from operations	$(38,207)	$84,317	$104,957

Investment income

Investment income consisted of the following for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
(in thousands)	2015	2014	2013
Interest income	$250,599	$179,972	$96,253
Payment-in-kind interest income	30,402	35,041	9,318

Subtotal	281,001	215,013	105,571
Fee income	18,305	7,030	13,803
Dividend and other income	11,791	8,669	199

Total investment income	$311,097	$230,712	$119,573

The increase in interest income was due primarily to the growth of our portfolio of debt investments. Our average debt investment balance was $3.20 billion, $2.29 billion and $1.29 billion for the years ended December 31, 2015, 2014 and 2013, respectively, based on par value. Variations in interest income are also partly due to nonrecurring recognition of prepayment penalties and unamortized loan fees, discounts and premiums upon the prepayment of debt investments. We recorded interest income from these sources in the combined amount of $6.37 million, $12.37 million and $0.87 million for the years ended December 31, 2015, 2014 and 2013, respectively. For the year ended December 31, 2015, 10.8% of our total interest income including PIK interest income was attributable to PIK interest income as compared to 16.3% for the same period in 2014 and 8.8% for the same period in 2013. As of December 31, 2015, our weighted average annual yield on our accruing debt investments was 9.5% based on amortized cost, as defined above in “Portfolio and Investment Activity.” As of December 31, 2015, approximately 71.4% of our debt investments had floating rate interest; therefore, changes in interest rates could have a material impact on our interest income in the future. See “—Quantitative and Qualitative Disclosures About Market Risk” for further information on the impact interest rate changes could have on our results of operations.

Interest income earned on TRS assets is not included in investment income in the consolidated statements of operations, but rather is recorded as part of (i) realized gains or losses on derivative instruments in connection with quarterly TRS settlement payments and (ii) unrealized appreciation (depreciation) on derivatives for amounts not yet received from the counterparty as of period end.

Our fee income is transaction-based fees and is nonrecurring. The increase in fee income for the year ended December 31, 2015 was primarily due to an amendment fee received in the amount of $7.76 million earned during the first quarter of 2015 from one of our portfolio companies seeking financial covenant relief and an increase in capital restructuring fees earned related to our Co-Investment Transactions. Going forward, we expect to earn additional structuring services fees on Co-Investment Transactions as a result of our persistent focus on direct lending activities. See Note 7. “Fee Income” in the accompanying consolidated financial statements for additional information on fee income.

The increase in dividend and other income year over year was primarily due to an increase in the number of income-producing equity investments in our Investment Portfolio which were largely originated by us after receiving our SEC Exemptive Order in May 2013. The largest sources of dividend income earned during the years ended December 31, 2015 and 2014 were non-recurring dividends totaling $5.28 million and $7.93 million received from our equity investments in seven and four portfolio companies, respectively. We did not have any non-recurring dividends during the year ended December 31, 2013.

Operating expenses

Our operating expenses for the years ended December 31, 2015, 2014 and 2013 were as follows:

	Year Ended December 31,
(in thousands)	2015	2014	2013
Investment advisory fees	$70,298	$48,903	$30,089
Interest expense	36,311	25,518	9,285
Performance-based incentive fees	8,733	8,229	16,033
Offering expense	4,481	6,833	6,502
Administrative services	2,728	2,997	2,049
Professional services	2,913	2,016	1,432
Custodian and accounting fees	1,309	883	561
Director fees and expenses	569	560	374
Other	4,101	3,255	2,177

Total operating expenses	131,443	99,194	68,502
Reimbursement of expense support	—	—	1,136

Net operating expenses	$131,443	$99,194	$69,638

Investment advisory fees and performance-based incentive fees – Our investment advisory fees are calculated at an annual rate of 2% of our average gross assets; therefore, the increase in these fees year over year was directly attributable to the increase in our gross assets each year.

Our Advisors are also eligible to receive incentive fees based on performance. Our performance-based incentive fees, which are comprised of two parts, consisted of the following for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
(in thousands)	2015	2014	2013
Subordinated incentive fee on income	$8,733	$17,034	$6,992
Incentive fee on capital gains	—	(8,805)	9,041

Total performance-based incentive fees	$8,733	$8,229	$16,033

Subordinated incentive fee on income is payable to our Advisors each calendar quarter if our pre-incentive fee net investment fee income (as defined in the Investment Advisory Agreement and approved by our board of directors) exceeds 1.75% quarterly preference return to our shareholders (the ratio of pre-incentive fee net investment income divided by average adjusted capital). During 2015, our pre-incentive fee net investment income exceeded the preference return to shareholders for two quarters, as compared to three quarters during 2014 and two quarters during 2013.

The annual incentive fees on capital gains recorded for GAAP purposes is equal to (i) 20% of our realized and unrealized capital gains on a cumulative basis since inception, net of all realized capital losses and unrealized depreciation on a cumulative basis from inception, less (ii) the aggregate amount of any previously paid incentive fees on capital gains. As discussed in Note 6. “Related Party Transactions” in the accompanying consolidated financial statements, the calculation of performance-based incentive fees disregards any net realized and unrealized gains associated with the TRS interest spread. In addition, for financial reporting purposes, in accordance with GAAP, we include unrealized appreciation on our Investment Portfolio and derivative instruments in the calculation of incentive fees on capital gains; however, such amounts are not payable by us unless and until the net unrealized appreciation is actually realized. The actual amount of the incentive fee on capital gains that is due and payable to the Advisors is determined at the end of the calendar year.

The Advisors did not earn any incentive fees on capital gains for the years ended December 31, 2015 and 2014, and earned $2.32 million of incentive fees on capital gains for the year ended December 31, 2013. The Advisors were paid this earned portion in the first quarter of 2014.

The components of incentive fees on capital gains consisted of the following for the years ended December 31:

(in thousands)	2015	2014	2013
Incentive fees payable on net realized gains (1)	$—	$—	$2,323
Incentive fees accrued for GAAP purposes on unrealized gains (2)(3)	—	(8,805)	6,718

	$—	$(8,805)	$9,041

(1)	Amount is based on cumulative realized gains, net of cumulative realized losses since inception and unrealized losses as of the end of the applicable period, less prior incentive fees paid. The incentive fee earned and payable to the Advisors is determined at the end of each calendar year.
(2)	This amount is not payable to the Advisors. Represents accrual for GAAP reporting purposes only for incentive fee on unrealized gains as of the end of the applicable period.
(3)	During 2014, we reversed accrued incentive fees as of December 31, 2013 relating to unrealized gains for GAAP reporting purposes due to the cumulative nature of this fee as the result of unrealized losses during 2014.

As of December 31, 2015, we had unrealized losses of $280.40 million in excess of our cumulative realized net capital gains since inception. The Advisors were previously paid incentive fees on capital gains for the year ended December 31, 2013, at which time we had cumulative realized net capital gains since inception of $11.61 million in excess of our realized losses as of that date. Due to the cumulative nature of the incentive fee on capital gains, we will not owe the Advisors any incentive fees on capital gains for future years until such time, if any, that our cumulative realized net capital gains since inception exceed our unrealized losses as of a particular measurement date by more than $11.61 million.

See “— Contractual Obligations — Investment Advisory Agreements,” below for further details about the performance-based incentive fees.

Interest expense - The components of interest expense for the years ended December 31, 2015, 2014 and 2013 were as follows:

	Year Ended December 31,
(in thousands)	2015	2014	2013
Stated interest expense	$30,522	$17,270	$7,371
Unused commitment fees	2,172	5,086	736
Amortization of deferred financing costs	3,233	2,934	1,178
Accretion of discount on term loan	384	228	—

Total interest expense	$36,311	$25,518	$9,285

The increase in interest expense during the year ended December 31, 2015 was primarily attributable to the increase in our weighted average debt outstanding to $1.01 billion, as compared to $572.48 million for the same period in 2014. This increase is partially offset by a decrease in our all-in cost of financing, including fees and expenses, to 3.59%, as compared to 4.45% for the same period in 2014. Our all-in cost of financing was higher during the year ended December 31, 2014 because our 2014 Senior Secured Term Loan comprised a higher proportion of our total borrowings during the period, as compared to other periods. Our all-in cost of financing will fluctuate between periods depending on the relative use of the 2014 Senior Secured Term Loan as compared to our other credit facilities, which bear lower stated interest rates.

The increase in interest expense during the year ended December 31, 2014 was primarily attributable to (i) the increase in our weighted average debt outstanding to $572.48 million, as compared to $339.27 million for the same period in 2013, and (ii) an increase in our all-in cost of financing, including fees and expenses, to 4.45%, as compared to 2.73% for the same period in 2013. The increase in our all-in cost of financing was due primarily to a higher stated interest rate on our 2014 Senior Secured Term Loan (initially five-year term) as compared to our other credit facilities and the amortization of upfront fees incurred on both our Senior Secured Revolving Credit Facility and 2014 Senior Secured Term Loan. Additionally, as our borrowing capacity increased, we incurred incremental unused commitment fees to the extent we did not borrow all available amounts.

Our performance-based incentive fees and interest expense, among other things, may increase or decrease our overall operating expenses and expense ratios relative to comparative periods depending on portfolio performance, an increase or reduction in borrowed funds and borrowing commitments, and changes in benchmark interest rates, such as LIBOR, among other factors.

All other operating expenses – In general, our other operating expenses increased period over period due to increased administrative and professional services associated with our owning a larger portfolio of investments.

Our offering expenses have decreased during the year ended December 31, 2015 as a result of a decrease in the amount of reimbursement payments to our Advisors. Our offering expenses are capitalized as deferred offering expenses and then subsequently expensed over a 12-month period. During the year ended December 31, 2015, we recorded deferred offering expenses of $3.48 million, as compared to $6.05 million for the year ended December 31, 2014. The $1.61 million of deferred offering expenses recorded in the consolidated statements of assets and liabilities as of December 31, 2015 represents the amount that will be recorded as offering expenses in the consolidated statements of operations over the next 12 months. Going forward, we expect a reduction in offering expenses due to the February 2016 closing of our Follow-On Offering to investors who purchase share through the independent broker-dealer channel.

During the years ended December 31, 2015, 2014 and 2013, the ratio of core operating expenses (excluding investment advisory fees, performance-based incentive fees, interest expense and organization and offering expenses, and including net expense support) to average net assets was 0.48%, 0.54% and 0.75%, respectively. Effective on January 1, 2015, we no longer reimburse CNL for certain personnel expenses as described in the Administrative Services Agreement. These personnel expenses were approximately $0.90 million and $0.63 million for the years ended December 31, 2014 and 2013, respectively.

Income tax expense, including excise tax

We have elected to be treated as a RIC under the Code and operate in a manner so as to qualify for the tax treatment applicable to RICs. To qualify as a RIC, we must, among other things, timely distribute to our shareholders generally at least 90% of our investment company taxable income, as defined by the Code, for each year. In order to maintain our RIC status, we, among other things, have made and intend to continue to make the requisite distributions to our shareholders which will generally relieve us from U.S. federal corporate-level income taxes.

Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current calendar year dividend distributions into the next tax year and pay a 4% excise tax on the amount of current year taxable income in excess of distributions, as required. As a result of our estimated taxable income exceeding distributions paid to our shareholders, we recorded net excise tax expense of $2.89 million and $1.39 million for the years ended December 31, 2015 and 2014, respectively.

Certain of our consolidated subsidiaries are subject to U.S. federal and state income taxes and foreign income taxes. For the year ended December 31, 2015, we recorded a net tax expense of approximately $0.56 million for these subsidiaries, of which $0.48 million represents foreign income tax withholding and is recorded net against the related interest income in the consolidated statements of operations. We did not record any net U.S. federal and state income tax expense or foreign income tax expense during the years ended December 31, 2014 and 2013.

Net realized gain and losses

Net realized gains and losses for the years ended December 31, 2015, 2014 and 2013 were as follows:

	Year Ended December 31,
(in thousands)	2015	2014	2013
Net realized (losses) gains on investments	$(29,310)	$17,594	$20,042
Net realized gains on derivative instruments	83,550	7,354	9,135
Net realized losses on foreign currency transactions	(3,583)	(5,951)	(1,130)

Net realized gains	$50,657	$18,997	$28,047

As the result of our investment sales and principal payments, as described above in “Portfolio and Investment Activity,” we realized net gains (losses) on investments for each of the periods presented. The change in the amount of net realized gains (losses) on investments for the year ended December 31, 2015 as compared to the same periods in 2014 and 2013 was partially due to a restructure of one of the portfolio companies in whose debt securities we have invested, Towergate Finance PLC, resulting in a realized loss of $23.0 million. The amount of gains or losses realized upon investment sales will not bear a direct relationship to the volume of investment sales because such sales are driven largely by portfolio management and liquidity decisions, rather than by the gains to be realized upon the sale.

Our net realized gains (losses) on derivative instruments for the years ended December 31, 2015, 2014 and 2013 consisted of the following:

	Year Ended December 31,
(in thousands)	2015	2014	2013
Net realized gains (losses) on:
Foreign currency forward contracts	$70,096	$2,867	$(1,174)
Cross currency swaps	541	—	—
TRS	12,913	4,487	10,309

	$83,550	$7,354	$9,135

See Note 4. “Derivative Instruments” in the accompanying consolidated financial statements for more information about the components of the realized gain on TRS recorded during each period.

As described in Note 4. “Derivative Instruments” in the accompanying consolidated financial statements, we utilize foreign currency forward contracts and cross currency swaps to economically hedge the impact that changes in foreign exchange rates have on the value of our investments denominated in foreign currencies. We record realized gains on these derivative instruments upon periodic settlement dates and upon maturity or termination. During the year ended December 31, 2015, we terminated all of our outstanding foreign currency forward contracts and entered into new foreign currency forward contracts and cross currency swaps. Although both types of instruments serve as an economic hedge against changes in foreign exchange rates, the unrealized gains and losses may have differing tax treatments. By hedging our foreign investments with a combination of foreign currency forward contracts and cross currency swaps, we expect to reduce potential volatility in our taxable income while maintaining some flexibility to increase or decrease the overall notional balance of our hedges when deemed necessary. The terminated foreign currency forward contracts resulted in a realized gain of $43.54 million. The cross currency swaps generate realized gains or losses upon each quarterly settlement payment. The realized gains on foreign currency forward contracts and cross currency swaps help offset realized and unrealized losses in investments denominated in foreign currencies as a result of foreign currency movements, as described further below.

Net change in unrealized appreciation or depreciation

For the years ended December 31, 2015, 2014 and 2013, net unrealized appreciation and depreciation consisted of the following:

	Year Ended December 31,
(in thousands)	2015	2014	2013
Net change in unrealized appreciation (depreciation) on:
Investments	$(232,449)	$(104,589)	$31,027
Derivative instruments	(34,881)	38,320	(2,522)
Foreign currency translation	1,778	1,463	(1,530)

Net change in unrealized appreciation (depreciation)	$(265,552)	$(64,806)	$26,975

The net change in unrealized appreciation (depreciation) on investments consisted of the following:

	Year Ended December 31,
(in thousands)	2015	2014	2013
Net change in unrealized appreciation (depreciation) on investments:
Unrealized appreciation	$29,519	$33,991	$41,536
Unrealized depreciation	(281,185)	(123,771)	(3,387)
Net unrealized (appreciation) depreciation reversal related to net realized gains or losses (1)	19,217	(14,809)	(7,122)

Total net change in unrealized appreciation (depreciation)	$(232,449)	$(104,589)	$31,027

(1)	Represents the unrealized appreciation or depreciation recorded on the related asset at the end of prior period.

Approximately 15.9% of our Investment Portfolio, measured at fair value, is denominated in foreign currencies. We do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in fair values of investments held; therefore, fluctuations related to foreign exchange rate conversions are included with unrealized appreciation (depreciation) on investments.

We have entered into foreign currency forward contracts and cross currency swaps to economically hedge the impact that changes in foreign exchange rates have on the value of our investments denominated in foreign currencies. The following table presents the combined realized and unrealized gains and losses on investments, including the impact of our hedges. Changes in foreign currency exchange rates could impact our earnings to the extent that our investments denominated in foreign currencies are not hedged or the hedges are not effective. See “—Quantitative and Qualitative Disclosures About Market Risk” for further discussion of the impact of foreign currency exchange rates on our earnings.

	Year Ended December 31,
(in thousands)	2015	2014	2013
Net realized and unrealized gains (losses) on investments	$(261,759)	$(86,995)	$51,069
Net realized and unrealized gains (losses) on foreign currency forward contracts	31,368	46,493	(4,208)
Net realized and unrealized gains on cross currency swaps	8,484	—	—

	$(221,907)	$(40,502)	$46,861

The net realized and unrealized losses on investments during the year ended December 31, 2015, after applying the net impacts of movements in valuation on the underlying foreign currency forward contracts and cross currency swaps put in place to mitigate currency risk, were partly attributable to declines in the fair values of the Company’s investments in securities of portfolio companies directly or indirectly related to the energy sector. During the year ended December 31, 2015, volatility in commodities, energy and equities impacted various credits contributing to increasing unrealized depreciation in the portfolio. The net realized and unrealized losses on investments during the year ended December 31, 2014, were partly due to a $17.41 million unrealized decline in the fair value of our investment in our portfolio company Towergate Finance PLC. The net realized and unrealized gains and losses on the foreign currency forward contracts largely offset the valuation movements in investments denominated in foreign currencies causes by foreign exchange rate fluctuations.

The net change in unrealized appreciation (depreciation) on derivative instruments consisted of the following:

	Year Ended December 31,
(in thousands)	2015	2014	2013
Net change in unrealized appreciation (depreciation) on TRS Portfolio:
Unsettled amounts at end of period:
Spread interest income	$3,762	$3,032	$1,703
Realized losses on TRS assets	(571)	(26)	(27)
Receipt of prior period unsettled amounts	(3,006)	(1,676)	(593)
Unrealized appreciation (depreciation) on TRS assets	(10,302)	(6,636)	(571)

	(10,117)	(5,306)	512

Net change in unrealized appreciation (depreciation) on foreign currency forward contracts
Unrealized appreciation	2,258	41,659	8
Unrealized depreciation	(541)	(458)	(3,189)
Net unrealized (appreciation) depreciation reversal related to net realized gains or losses (1)	(40,445)	2,425	147

	(38,728)	43,626	(3,034)

Net change in unrealized appreciation (depreciation) on cross currency swaps:
Unrealized appreciation	8,247	—	—
Unrealized depreciation	(304)	—	—

	7,943	—	—

Net change in unrealized appreciation (depreciation) on interest rate swaps
Unrealized appreciation	6,021	—	—

	6,021	—	—

Total net change in unrealized appreciation (depreciation) on derivative instruments	$(34,881)	$38,320	$(2,522)

(1)	Represents the unrealized appreciation or depreciation recorded at the end of prior period.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from our investments, other than those described above, and the risk factors described in this report, see “Risk Factors.”

Adjusted net investment income

Our net investment income totaled $176.69 million ($0.69 per share), $130.13 million ($0.73 per share) and $49.94 million ($0.48 per share) for the years ended December 31, 2015, 2014 and 2013, respectively. As described above in “- Investment advisory fees and performance-based incentive fees,” we accrue estimated incentive fees on capital gains with respect to any net realized and unrealized appreciation in our Investment Portfolio and derivative instruments. The capital gains incentive fees are treated as an operating expense and therefore are a deduction in calculating our net investment income on a GAAP basis. However, the incentive fees on capital gains related to net unrealized appreciation on our Investment Portfolio and derivative instruments are not payable by us unless and until the net unrealized appreciation is actually realized. Therefore, in order to evaluate our net investment income without regard to unrealized appreciation in our Investment Portfolio, we have developed a supplemental, non-GAAP measure, which we refer to as “adjusted net investment income,” which presents net investment income before the effects of unearned performance- based incentive fees.

We believe that adjusted net investment income is useful to assess the sustainability of our distributions and operating performance. Adjusted net investment income is not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net investment income as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make future distributions to our shareholders. Adjusted net investment income should not be construed as a historic performance measure or as more relevant or accurate than the current GAAP methodology in calculating net investment income and its applicability in evaluating our operating performance.

The following table presents a reconciliation of our net investment income to adjusted net investment income for the years ended December 31, 2015, 2014 and 2013; the increase in adjusted net investment income was primarily the result in the growth of our Investment Portfolio and earnings thereon.

	Year Ended December 31,
(in thousands, except per share amounts)	2015	2014	2013
Net investment income (GAAP)	$176,688	$130,126	$49,935
Add: Estimated unearned performance-based incentive fees	—	(8,805)	6,718
Net reimbursement of expense support	—	—	1,136

Adjusted net investment income (non-GAAP)	$176,688	$121,321	$57,789

Net investment income per share (GAAP)	$0.69	$0.73	$0.48

Adjusted net investment income per share (non-GAAP)	$0.69	$0.68	$0.55

In addition, the relative utilization of the TRS can cause variability in net investment income in accordance with GAAP, earnings on assets within the TRS Portfolio are not included in the calculation of net investment income. The TRS Portfolio accrued interest income and financing charges are included in the fair value of the TRS and are not recorded as realized gain or loss on derivative instruments until quarterly TRS settlement payments are finalized. If the TRS assets had instead been included in our Investment Portfolio as owned assets, the interest income and financing charges would have been included in net investment income.

The following table presents the TRS interest income and financing charges for the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,
(in thousands, except per share amounts)	2015	2014	2013
Interest and fee income included in TRS fair value	$4,658	$3,545	$1,806
Financing charges included in TRS fair value	(896)	(513)	(103)

Subtotal	3,762	3,032	1,703
Interest and fee income included in TRS net realized gains	17,242	4,928	10,017
Financing charges included in TRS net realized gains	(4,028)	(696)	(1,848)
Amounts included in prior period fair value	(3,032)	(1,703)	(938)

TRS net interest spread	$13,944	$5,561	$8,934

TRS Net interest spread per share	$0.05	$0.03	$0.09

Net Assets, Net Asset Value per Share, Annual Investment Return and Total Return Since Inception

Net assets increased $448.20 million, $715.39 million and $818.95 million during the years ended December 31, 2015, 2014 and 2013, respectively. The most significant increase in net assets year over year was attributable to capital transactions including (i) the issuance of shares of common stock and (ii) reinvestment of distributions in the combined amount of $723.87 million, $789.72 million and $807.20 million, respectively. Our operations resulted in net assets (decreasing) increasing ($38.21) million, $84.32 million and $104.96 million during the years ended December 31, 2015, 2014 and 2013, respectively. Distributions to shareholders in the amount of $205.04 million, $142.02 million and $87.00 million for the years ended December 31, 2015, 2014 and 2013, respectively, as well as the repurchase of shares of common stock in the amount of $32.42 million, $16.63 million and $6.20 million for the years ended December 31, 2015, 2014 and 2013, respectively, contributed to reductions in our net assets.

Our net asset value per share was $8.93, $9.79 and $10.00 on December 31, 2015, 2014 and 2013, respectively. After considering (i) the overall changes in net asset value per share, (ii) distributions paid of approximately $0.80, $0.80 and $0.83 per share during the years ended December 31, 2015, 2014 and 2013, respectively, and (iii) the assumed reinvestment of those distributions at 90% of the prevailing offering price per share, the total investment return was (0.9)%, 5.9% and 11.4% for shareholders who held our shares over the entire 12-month period ended December 31, 2015, 2014 and 2013, respectively.

Initial shareholders who subscribed to the Initial Offering in June 2011 with an initial investment of $10,000 and an initial purchase price equal to $9.00 per share (public offering price net of sales load) have seen the value of their investment grow by 42.4% (see first chart below), or an annualized return of 8.1% (see second chart below). Initial shareholders who subscribed to the Initial Offering in June 2011 with an initial investment of $10,000 and an initial purchase price equal to $10.00 per share (the initial public offering price) have registered a total investment return of 28.1% (see first chart below), or an annualized return of 5.6% (see second chart below). The S&P/LSTA Leveraged Loan Index, a primary measure of senior debt covering the U.S. leveraged loan market, which currently consists of approximately 1,100 credit facilities throughout numerous industries, and the Merrill Lynch US High Yield Master II Index, a primary measure of subordinated debt consisting of approximately 2,000 high yield corporate bonds, registered cumulative total returns of approximately 15.4% and 21.2%, respectively, in the period from June 17, 2011 to December 31, 2015.

Growth of $10,000 Initial Investment(1)

$15,500
$14,500
$13,500
$12,500
$11,500
$10,500
$9,500
$8,500
$14,236
$12,812
$12,124
$11,538
Jun-2011
Sep-2011
Dec-2011
Mar-2012
Jun-2012
Sep-2012
Dec-2012
Mar-2013
Jun-2013
Sep-2013
Dec-2013
Mar-2014
Jun-2014
Sep-2014
Dec-2014
Mar-2015
Jun-2015
Sep-2015
Dec-2015
CCT(excluding sales load)
CCT (including sales load)
S&P/LSTA Leverage Loan Index
Merrill Lynch High Yield Master II Index

(1) Cumulative performance: June 17, 2011 to December 31, 2015

The calculations for the Growth of $10,000 Initial Investment in the shares of our common stock are based upon (i) an initial investment of $10,000 in our common stock at the beginning of the period at a share price of $10.00 per share (including sales load) and $9.00 per share (excluding sales load), (ii) assumed reinvestment of monthly distributions in accordance with our distribution reinvestment plan, (iii) the sale of the entire investment position at the net asset value per share on the last day of the period; and (iv) distributions payable, if any, on the last day of the period.

Public Offering Price/Share	$10.00	$11.30	$11.00
Net Offering Price/Share	$ 9.00	$10.17	$ 9.90
Distributions/Share	$ 3.55	$ 1.60	$ 0.80
Terminal Value/Share (NAV)	$ 8.93	$ 8.93	$ 8.93

In the chart above, we also present the average annual returns for the trailing 24 months and trailing 12 months, in each case assuming (i) the purchase of shares of common stock at the public offering price and net offering price (90% of public offering price) at the beginning of the period, (ii) reinvestment of distributions in the common stock, (iii) a terminal value at December 31, 2015 equal to net asset value of $8.93 per share and (iv) distributions payable to shareholders as of December 31, 2015.

Our shares are illiquid investments for which there is currently not a secondary market. You should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. Our net asset value and annualized returns — which are based in part upon determinations of fair value of Level 3 investments by our board of directors, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 2. “Significant Accounting Policies” in the accompanying consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. We consider the accounting policies listed below to be critical because they involve management judgments and assumptions, require estimates about matters that are inherently uncertain and are important for understanding and evaluating our reported financial results. These judgments affect (i) the reported amounts of assets and liabilities, (ii) our disclosure of contingent assets and liabilities as of the dates of the financial statements and (iii) the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ materially from the amounts reported based on these policies.

Valuation of Investments and Unrealized Gain (Loss) – Our investments consist primarily of investments in senior and subordinated debt of private U.S. companies and are presented in our consolidated financial statements at fair value. See Note 3.

“Investments,” in the accompanying consolidated financial statements for more information on our investments. As described more fully in Note 2. “Significant Accounting Policies” and Note 5. “Fair Value of Financial Instruments” in the accompanying consolidated financial statements, a valuation hierarchy based on the level of independent, objective evidence available regarding value is used to measure the fair value of our investments. Investments for which market quotations are readily available are valued using market quotations, which are generally obtained from independent pricing services, broker-dealers or market makers. With respect to our portfolio investments for which market quotations are not readily available, our board of directors is responsible for determining in good faith the fair value of our portfolio investments in accordance with, and the consistent application of, the valuation policy and procedures approved by our board of directors, based on, among other things, the input of our Advisors, audit committee and independent third-party valuation firms.

We utilize several valuation techniques that use unobservable inputs and assumptions in determining the fair value of our Level 3 investments. For senior debt, subordinated debt and structured products categorized as Level 3 investments, we initially value the investment at its initial transaction price and subsequently value using (i) market data for similar instruments (e.g., recent transactions or indicative broker quotes), (ii) comparisons to benchmark derivative indices and/or (iii) valuation models. Valuation models are based on yield analysis and discounted cash flow techniques, where the key inputs are based on relative value analyses and the assignment of risk-adjusted discounted rates derived from the analysis of similar credit investments from similar issuers. In addition, an illiquidity discount is applied where appropriate. The valuation techniques used by us for other types of assets and liabilities that are classified as Level 3 investments are described in Note 2 to our consolidated financial statements. The unobservable inputs and assumptions may differ by asset and in the application of our valuation methodologies. The reported fair value estimates could vary materially if we had chosen to incorporate different unobservable inputs and other assumptions.

We and our board of directors conduct our fair value determination process on a quarterly basis and any other time when a decision regarding the fair value of our portfolio investments is required. A determination of fair value involves subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of portfolio investments that do not have a readily available market value, the fair value of the our portfolio investments may differ significantly from the values that would have been determined had a readily available market value existed for such investments, and the differences could be material. Further, such investments are generally less liquid than publicly traded securities. If we were required to liquidate a portfolio investment that does not have a readily available market value in a forced or liquidation sale, we could realize significantly less than the fair value recorded by us.

The table below presents information on the significant presence of investments classified as Level 3 as of December 31, 2015 and 2014:

As of December 31, ($ in thousands)	2015	2014
Fair value of investments classified as Level 3	$2,416,535	$1,502,332
Total fair value of investments	$3,729,332	$2,721,200
% of fair value classified as Level 3	64.8%	55.2%
Number of positions classified as Level 3	93	63
Total number of positions	180	154
% of positions classified as Level 3	51.7%	40.9%
Fair value of individual positions classified as Level 3:
Largest Level 3 position	$102,760	$109,556
Smallest Level 3 position	$0	$32
Average fair value	$25,984	$23,847

The ranges of unobservable inputs used in the fair value measurement of our Level 3 investments as of December 31, 2015 and 2014 are described in Note 5. “Fair Value of Financial Instruments” in the accompanying consolidated financial statements, as well as, the directional impact to the valuation from an increase in various unobservable inputs.

In addition to impacting the estimated fair value recorded for our investments in our statements of assets and liabilities, had we used different key unobservable inputs to determine the estimated fair value of our investments, amounts recorded in our statements of operations, including the net change in unrealized appreciation and depreciation on investments, investment advisory fees and performance-based incentive fees would also be impacted since such amounts are directly impacted by the estimated fair value of our assets. For instance, a 5% overstatement of the fair value of our Level 3 investments as of December 31, 2015, assuming all other estimates remain unchanged, would otherwise result in a $115.07 million overstatement of net change in unrealized appreciation on investments, a $0.20 million overstatement of our investment advisory fees payable to our Advisors, a $114.88 million overstatement of our net increase in net assets resulting from operations, a $0.45 overstatement in our earnings per share and a $0.40 overstatement of our net asset value per share.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2015.

Contractual Obligations

Investment Advisory Agreements – We have entered into the Investment Advisory Agreement with CNL for the overall management of our investment activities. We and CNL have also entered into the Sub-Advisory Agreement with KKR, under which KKR is responsible for the day-to-day management of our Investment Portfolio and TRS Portfolio. CNL compensates KKR for advisory services that it provides to us with 50% of the base management fees and performance-based incentive fees that CNL receives under the Investment Advisory Agreement. Pursuant to the Investment Advisory Agreement, CNL earns a base management fee equal to an annual rate of 2% of our average gross assets (including unrealized appreciation or depreciation on the TRS and collateral posted with the custodian in connection with the TRS, but excluding deferred offering expenses), and an incentive fee based on our performance. The incentive fee is comprised of the following two parts:

(i)	a subordinated incentive fee on pre-incentive fee net investment income, paid quarterly, if earned, computed as the sum of (a) 100% of quarterly pre-incentive fee net investment income in excess of 1.75% of average adjusted capital up to a limit of 0.4375% of average adjusted capital, and (b) 20% of pre-incentive fee net investment income in excess of 2.1875% of average adjusted capital, and

(ii)	an incentive fee on capital gains paid annually, if earned, equal to (A) 20% of all realized gains on a cumulative basis from inception, net of (1) all realized losses on a cumulative basis, (2) unrealized depreciation at year-end and (3) disregarding any net realized gains associated with the TRS interest spread, (which represents the difference between (a) the interest and fees received on total return swaps, and (b) the financing fees paid to the total return swaps counterparty), less (B) the aggregate amount of any previously paid incentive fee on capital gains.

As of December 31, 2015, we had accrued a subordinated incentive fee on income of $0.75 million. See Note 6. “Related Party Transactions” in our consolidated financial statements for expanded discussion of the Investment Advisory and Sub-Advisory Agreements.

The terms of the Investment Advisory Agreement entitle CNL (and indirectly KKR) to receive up to 5% of gross proceeds in connection with the Offerings as reimbursement for organization and offering expenses incurred by the Advisors on our behalf. The final reimbursement rate was 0.8% of gross offering proceeds from the Initial Offering.

The reimbursement rate was 0.5% of gross offering proceeds during the year ended December 31, 2015. As of December 31, 2015, the Advisors had incurred $9.79 million for offering expenses from the Follow-On Offering. As of the date of this filing, the Advisors were fully reimbursed for all offering expenses in connection with the Follow-On Offering that they incurred on our behalf as of December 31, 2015. The Advisors are expected to continue to incur offering expenses on our behalf throughout the remainder of the Follow-On Offering period and we expect to continue reimbursement of the Advisors for offering expenses they incur on our behalf through the termination date of the Follow-On Offering. We expect the reimbursement rate to remain at or below 1.0% of gross offering proceeds for the remainder of the Follow-On Offering.

Unfunded Commitments - Unfunded commitments to provide funds to portfolio companies are not recorded on our consolidated statements of assets and liabilities. Because these commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. We intend to use cash flow from scheduled and early principal repayments and proceeds from borrowings and securities offerings to fund these commitments. As of December 31, 2015, our unfunded investment commitments totaled $186.85 million, representing 82.8% of our immediate liquidity available to us as of December 31, 2015. We believe we maintain sufficient liquidity in the form of cash on hand and borrowing capacity under our revolving credit facilities to fund such unfunded loan commitments when the need arises.

Borrowings - As discussed above under “Capital Resources and Liquidity – Borrowings – Credit Facilities and Term Loan,” we, either directly or through our wholly owned subsidiaries, have borrowing agreements with several lenders in connection with our revolving credit facilities and the 2014 Senior Secured Term Loan. As of December 31, 2015, the credit facilities provided for $149.50 million of additional borrowing capacity. (See — “Capital Resources and Liquidity — Borrowings — Credit Facilities and Term Loan” above and Note 10. “Borrowings” in our consolidated financial statements for expanded discussion of the revolving credit facilities and the 2014 Senior Secured Term Loan.)

A summary of our significant contractual payment obligations for the repayment of outstanding borrowings and interest expense and other fees related to the credit facilities and 2014 Senior Secured Term Loan at December 31, 2015 was as follows:

(in thousands)	Total	< 1 year	1-3 years	3-5 years	After 5 years
Senior Secured Revolving Credit Facility	$632,980	$—	$632,980	$—	$—
Deutsche Bank Credit Facility	210,000	—	210,000	—	—
BNP Credit Facility	188,000	188,000	—	—	—
2014 Senior Secured Term Loan	393,000	4,000	8,000	381,000	—
Interest and Credit Facilities Fees Payable(1)	95,023	43,322	45,780	5,921	—

Total	$1,519,003	$235,322	$896,760	$386,921	$—

(1)	Estimated interest payments have been calculated based on interest rates of our credit facilities and term loan payables as of December 31, 2015.

Related Party Transactions

We have entered into agreements with our Advisors and certain of their affiliates, whereby, we agree to pay certain fees to, or reimburse certain expenses of, our Advisors and their affiliates for investment and advisory services, selling commissions and marketing support fees in connection with our Offerings, and reimbursement of offering and administrative and operating costs. In addition, we have reimbursed CNL for personnel expenses associated with our Chief Financial Officer and Chief Compliance Officer. See Note 6. “Related Party Transactions” in the accompanying consolidated financial statements for a discussion of the various related party transactions, agreements and fees.

Impact of Recent Accounting Pronouncements

See Note 2. “Significant Accounting Policies” in the accompanying consolidated financial statements for a summary of the impact of any recent accounting pronouncements, if any.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are subject to financial market risks, in particular changes in interest rates. Future changes in interest rates will likely have effects on the interest income we earn on our portfolio investments, the fair value of our fixed income investments, the interest rates and interest expense associated with the money we borrow and the fair value of loan balances.

Subject to the requirements of the 1940 Act, we may hedge against interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts. Although hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates. In October 2015, we entered into a series of pay-fixed, receive-floating interest rate swaps which were effective on December 31, 2015. We will pay an annual fixed rate of 1.363% to 1.428% and receive three-month LIBOR on an aggregate notional amount of $500 million. The interest rate swaps will have quarterly settlement payments beginning in March 2016.

As of December 31, 2015, approximately 71.4% of our portfolio of debt investments (excluding TRS assets), or approximately $2.64 billion measured at par value, featured floating or variable interest rates. The variable interest rate debt investments usually provide for interest payments based on three-month LIBOR (the base rate) and typically have durations of three months after which the base rates are reset to then prevailing three-month LIBOR. As of December 31, 2015, approximately 93.6% of our portfolio of variable interest rate debt investments, or approximately $2.47 billion measured at par value, featured minimum base rates, or base rate floors, and the weighted average base rate floor for such investments was 1.0%. Variable interest rate investments that feature a base rate floor generally reset to the then prevailing three-month LIBOR only if the reset base rate exceeds the base rate floor on the applicable interest rate reset date, in which cases, we may benefit through an increase in interest income from such interest rate adjustments. At December 31, 2015, we held an aggregate investment position of $167.83 million at par value in variable interest rate debt investments that featured variable interest rates without any minimum base rates, or approximately 6.4% of our portfolio of variable interest rate debt investments. In the case of these “no base rate floor” variable interest debt investments held in our portfolio, we may benefit from increases in the base rates that may subsequently result in an increase in interest income from such interest rate adjustments.

Because we borrow money to make investments, our net investment income is partially dependent upon the difference between the interest rates at which we invest borrowed funds and the interest rates at which we borrow funds. In periods of rising interest rates, if we have borrowed capital with floating interest rates, our interest expense will increase, which will increase our financing costs and may reduce our net investment income, especially to the extent we continue to acquire and hold fixed-rate debt investments. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Pursuant to the terms of our credit facilities and 2014 Senior Secured Term Loan, as discussed above (see “Capital Resources and Liquidity – Borrowings – Credit Facilities and Term Loan”), all of our borrowing as of December 31, 2015 provide for floating base rates based on short-term LIBOR. Therefore, if we were to completely draw down (i) the unused commitment amounts in our Deutsche Bank Credit Facility (as amended), (ii) the maximum commitment amount in our BNP Credit Facility, (iii) the maximum commitment in our Senior Secured Revolving Credit Facility under an interest election of LIBOR plus 2.50%, and (iv) the maximum commitment in our SMBC Credit Facility, we expect that our weighted average direct interest rate would decrease by approximately 3 basis points (“bps”), as compared to our current weighted average direct interest cost for borrowed funds. We expect that any further expansion of our current revolving credit facilities, or any future credit facilities that we or any subsidiary may enter into, will also be based on a floating base rate. As a result, we are subject to continuous risks relating to changes in market interest rates.

Under the terms of the TRS Agreements between Halifax Funding and BNS, Halifax Funding pays interest to BNS at a floating rate based on three-month LIBOR in exchange for the right to receive the economic benefits of a portfolio of TRS assets having a maximum aggregate notional amount of $500 million.

Based on our December 31, 2015 balance sheet, the following table shows the annual impact on net investment income of base rate changes in interest rates (considering interest rate floors for variable rate instruments) assuming no changes in our investment and borrowing structure:

	As of December 31, 2015 (in millions)
Basis Point Change	Interest Income	Interest Expense	Net Investment Income (1)	TRS Portfolio (2)	Interest Rate Swap (3)
Down 50 basis points	$(0.713)	$(4.906)	$4.193	$1.608	$(2.500)
Up 50 basis points	$2.806	$6.478	$(3.672)	$(1.340)	$2.500
Up 100 basis points	$13.768	$13.598	$0.170	$(1.642)	$5.000
Up 150 basis points	$25.219	$20.718	$4.501	$(1.845)	$7.500
Up 200 basis points	$36.670	$27.838	$8.832	$(2.047)	$10.000

(1)	Excludes the impact of performance-based incentive fees. See Note 6. “Related Party Transactions” in the accompanying consolidated financial statements for more information on the performance-based incentive fees.
(2)	Pursuant to the TRS Agreements, Halifax Funding receives from BNS all collected interest and fees derived from the TRS assets and pays to BNS interest at a rate equal to three-month LIBOR plus 140 bps per annum on the settled notional amount of TRS assets. As of December 31, 2015, 96.7% of the TRS assets, or approximately $320.07 million measured at par value, featured floating or variable interest rates. At December 31, 2015, 98.8% of the TRS assets with variable interest rates featured minimum base rate floors, or approximately $316.07 million measured at par value, and the weighted average base rate floor for such TRS assets was 1.1%. As of December 31, 2015, the total notional amount of the portfolio of TRS assets was $324.97 million, and the settled notional amount was $310.37 million. For the purpose of presenting the net interest sensitivity analysis above, we have assumed that all TRS assets are settled as of December 31, 2015 and that the TRS notional amount would equal $324.97 million upon which the financing payments to BNS are based.
(3)	Excludes the impact of quarterly fixed rate payments on interest rate swaps. See Note 4. “Derivative Instruments” in the accompanying consolidated financial statements for more information on our open interest rate swaps as of the end of the reporting period.

The interest rate sensitivity analysis presented above does not consider the potential impact of the changes in fair value of our debt investments and the net asset value of our common stock in the event of sudden increases in interest rates associated with high yield corporate bonds. Approximately 28.6% of our debt investment portfolio was invested in fixed interest rate, high yield corporate debt investments as of December 31, 2015. Rising market interest rates will most likely lead to fair value declines for high yield corporate bonds and a decline in the net asset value of our common stock, while declining market interest rates will most likely lead to an increase in bond values.

As of December 31, 2015, approximately 37.8% of our fixed interest rate debt investments, or approximately $342.79 million measured at fair value, had prices that are generally available from third party pricing services. We consider these debt investments to be one of the more liquid subsets of our Investment Portfolio since these types of assets are generally broadly syndicated and owned by a wide group of institutional investors, business development companies, mutual funds and other investment funds. Additionally, this group of assets is susceptible to revaluation, or changes in bid-ask values, in response to sudden changes in expected rates of return associated with these investments. We have other fixed interest rate investments in the less liquid subset of our Investment Portfolio that are not included in this analysis.

We have computed a duration of approximately 4.8 for this liquid/fixed subset of our total portfolio. This implies that a sudden increase in the market’s expected rate of return of 100 basis points for this subset of our Investment Portfolio may result in a reduction in fair value of approximately 4.8%, all other financial and market factors assuming to remain unchanged. A 4.8% decrease in the valuation of this Investment Portfolio subset equates to a decrease of $16.37 million, or a 0.6% decline in net assets relative to $8.93 net asset value per share as of December 31, 2015.

Foreign Currency Risk

From time to time, we may make investments that are denominated in a foreign currency that are subject to the effects of exchange rate movements between the foreign currency of each such investment and the U.S. dollar, which may affect future fair values and cash flows, as well as amounts translated into U.S. dollars for inclusion in our consolidated financial statements.

The table below presents the effect that a 10% immediate, unfavorable change in the foreign currency exchange rates (i.e. further strengthening U.S. Dollar) would have on the fair value of investments in our Investment Portfolio denominated in foreign currencies as of December 31, 2015, by foreign currency, all other valuation assumptions remaining constant. Our TRS Portfolio did not contain any investments denominated in foreign currencies as of December 31, 2015. In addition, the table below presents the par value of our investments denominated in foreign currencies and the notional amount of foreign currency forward contracts in local currency in place as of December 31, 2015, to hedge against foreign currency risks.

		Investments Denominated in Foreign Currencies				Hedges
		As of December 31, 2015			Reduction in Fair Value as of December 31, 2015 if 10% Adverse Change in Exchange Rate(2)	As of December 31, 2015
(in thousands)		Par Value/ Cost in Local Currency(1)	Par Value/ Cost in US$(1)	Fair Value		Net Foreign Currency Hedge Amount in Local Currency		Net Foreign Currency Hedge Amount in U.S. Dollars
Euros		€417,365	$455,024	$382,294	$38,229		€333,447	$372,935
British Pound Sterling		£127,657	188,244	187,447	18,745		£89,890	138,232
Australian Dollars	A$	32,119	24,968	21,471	2,147	A$	30,887	21,781
Swedish Kronor	SEK	97,249	15,145	213	21	SEK	—	—

Total			$683,381	$591,425	$59,142			$532,948

(1)	Amount represents the par value of debt investments and cost of equity investments denominated in foreign currencies.
(2)	Excludes effect, if any, of any foreign currency hedges.

As illustrated in the table above, we use derivative instruments from time to time, including foreign currency forward contracts, to manage the impact of fluctuations in foreign currency exchange rates. In addition, we have the ability to borrow in foreign currencies under our Senior Secured Revolving Credit Facility, which provides a natural hedge with regard to changes in exchange rates between the foreign currencies and U.S. dollar and reduces our exposure to foreign exchange rate differences. We are typically a net receiver of these foreign currencies as related for our international investment positions, and, as a result, our investments denominated in foreign currencies, to the extent not hedged, benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar.

As of December 31, 2015, the net contractual notional balance of our foreign currency forward contracts and cross currency swaps totaled $532.95 million, all of which related to hedging of our foreign currency denominated debt investments. As of December 31, 2015, we had $107.98 million outstanding borrowings denominated in foreign currencies on our Senior Secured Revolving Credit Facility.

During the year ended December 31, 2015, our foreign currency transactions and foreign currency translation adjustment recorded in our consolidated statements of operations resulted in net realized and unrealized losses of ($1.81) million. Our foreign currency forward contracts and cross currency swaps, employed for hedging purposes, generated net realized and unrealized gains of $39.85 million during the year ended December 31, 2015. We do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in fair values of investments held; therefore, the fluctuations related to foreign exchange rate conversion are included with the net realized gain (loss) and unrealized appreciation (depreciation) on investments. See “Results of Operations – Net Change in Unrealized Appreciation or Depreciation” for additional information on the foreign currency exchange changes.

DESCRIPTION OF OUR CAPITAL STOCK

General

Under the terms of our articles of incorporation, our authorized capital stock consists solely of 1,000,000,000 shares of common stock, par value $0.001 per share. There is currently no market for our common stock, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange during the offering period. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our shareholders generally are not personally liable for our debts or obligations.

All provisions of our articles of incorporation shall be equally applicable to each shareholder, including but not limited to those pertaining to liquidation, conversion and redemption rights. None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the company or potential liabilities associated with ownership of the security (not including investment risks).

Outstanding Securities

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by our Company or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3) As of April 25, 2016
Common	1,000,000,000	-0-	303,671,218

Common Stock

Under the terms of our articles of incorporation and bylaws, holders of our shares of common stock are entitled to:

•	one vote for each share held on all matters submitted to a vote of shareholders, with no cumulative voting rights and with a plurality of the votes cast being subject to elect all of the directors standing for election; and

•	receive ratably our net assets available after the payment of all of our debts and other liabilities upon our liquidation, dissolution or winding up.

All shares of our common stock, when issued, will be duly authorized, validly issued, fully paid and non-assessable. Under the terms of our articles of incorporation, holders of our common stock are not entitled to preemptive, appraisal, subscription, redemption, sinking fund, or conversion rights. Shares of our common stock are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. Under the terms of our articles of incorporation, holders of our common stock will not be subject to further calls or assessments. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any series of our preferred stock which we may designate and issue in the future.

The following actions may not be taken without a vote of the following specified proportions of the outstanding shares of our common stock:

•	at least 50%:

•	appointing a new investment adviser

•	changing the nature of our business so that we cease to be, or withdraw our election to be treated as a business development company

•	more than 50%:

•	modifying our articles of incorporation (except as otherwise described herein) or modifying our bylaws to materially adversely affect the rights of the shareholders

•	selling our assets to either of the Advisors or any of their respective affiliates

•	selling all or substantially all of our assets other than in the ordinary course of our business

•	causing the merger or other reorganization of us

•	at least two-thirds:

•	amending our articles of incorporation to make our common stock a “redeemable security”

•	amending our articles of incorporation to convert us, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act)

•	amending the provisions of our articles of incorporation relating to (i) shareholder voting, (ii) director removal and (iii) the amendment of our articles of incorporation and bylaws

•	removal of one or more directors, except such removal may be only for cause, as is defined in our articles of incorporation.

Preferred Stock

This offering does not include an offering of preferred stock. However, under the terms of our articles of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without shareholder approval. The board has discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. In the event we issue preferred stock, we will supplement this prospectus accordingly. We will not offer preferred stock to our Advisors or their affiliates except on the same terms as offered to all other shareholders.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires that: (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability and Indemnification

Our articles of incorporation, subject to the conditions set forth under Maryland law, eliminate the personal liability of our shareholders, directors and officers for monetary damages and requires us to indemnify and hold harmless our officers, directors, employees, controlling persons and agents. Notwithstanding the foregoing, our articles of incorporation prohibit us from indemnifying an officer, director, employee and controlling person and any other person or entity acting as our agent (which would include, without limitation, our advisor and its affiliates) unless each of the following conditions are met: (i) the party seeking indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (ii) the party seeking indemnification was acting or performing services on our behalf; (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a director (other than an independent director), or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent director; and (iv) such indemnification is recoverable only out of our net assets and not from our shareholders.

Our articles of incorporation also contain limits on indemnifying against liability arising under the securities laws. Specifically, the SEC takes the position that indemnification against liabilities arising under the Securities Act is contrary to public policy and unenforceable. Indemnification of our directors, officers, employees, controlling persons and agents, including our advisor or its affiliates, will not be allowed for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the indemnitee;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the indemnitee; or

•	a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

•	We will pay or reimburse funds to an indemnitee, including our advisor or an affiliate of our advisor, for reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding if all of the following are satisfied:

•	the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf;

•	the party seeking such advancement has provided us with written affirmation of such party’s good faith belief that such party has met the standard of conduct necessary for indemnification;

•	the legal action is initiated by a third party who is not a shareholder or the legal action is initiated by a shareholder acting in his capacity as such and a court of competent jurisdiction specifically approves such advancement; and

•	the party seeking indemnification undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which such party is found not to be entitled to indemnification.

Provisions of the Maryland General Corporation Law

The Maryland Business Combination Act, subject to limitations, prohibits certain business combinations between a Maryland corporation (like we are) and an interested shareholder (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock after we had 100 or more beneficial owners or is our affiliate or associate and was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding stock at any time within the two-year period immediately prior to the date in question and after we had 100 or more beneficial owners of our stock) or an affiliate of any interested shareholder, for five years following the most recent date on which the shareholder became an interested shareholder, and thereafter imposes special appraisal rights and supermajority shareholder voting requirements on these combinations. The Maryland Control Share Acquisition Act provides that “control shares” of a Maryland corporation (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise, or direct the exercise of, one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by the corporation’s shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The provisions of these two statutes generally apply to a Maryland corporation unless the corporation’s charter or bylaws exempt the corporation from such provisions. Our articles of incorporation contain provisions that expressly exempt us from the Maryland Business Combination Act and our bylaws contain provisions that expressly exempt us from the Maryland Control Share Acquisition Act.

Classified board of directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. At each annual meeting of our shareholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. We believe that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Election of directors

Our bylaws provide that a plurality of all votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to elect a director. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. Pursuant to our articles of incorporation, our board of directors may amend the bylaws to alter the vote required to elect directors.

Number of directors; vacancies; removal

Our articles of incorporation provide that the number of directors will be five (5), which number may be increased or decreased from time to time only by the board of directors in accordance with our bylaws, but shall never be less than the minimum number required by the Maryland General Corporation Law. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than one, which is the minimum number required by the Maryland General Corporation Law, nor more than 11. Any vacancies caused by an increase in the size of the board of directors, or by the death, resignation, or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our articles of incorporation provide that a director may be removed only for cause, as defined in our articles of incorporation, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent any provision of the Maryland General Corporation Law or any provision of our articles of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Transfer Agent

Upon commencement of our operations, Boston Financial Data Services, Inc. was our transfer agent, processing agent, reinvestment agent, paying agent and registrar. Effective September 1, 2011, our transfer agent agreement with Boston Financial Data Services, Inc. was assigned to its affiliated entity, DST Systems, Inc. The principal business address of DST Systems, Inc. is 430 W. 7th Street, Ste. 219001, Kansas City, Missouri 64105 and its telephone number is 866-650-0650.

Custodians

Our securities are held under a custodian agreement between us and State Street Bank and Trust Company. Pursuant to a Control Agreement, by and among Halifax Funding, BNS and State Street Bank and Trust Company, State Street Bank and Trust Company also serves as custodian for our TRS collateral account. In addition, State Street Bank and Trust Company serves as custodian in connection with the security interest established under each of the Senior Secured Credit Facility and the BNP Credit Facility, pursuant to a Control Agreement among us, JPMorgan Chase Bank, N.A. and State Street Bank and Trust Company and a Special Custody and Pledge Agreement by and among us, BNP and State Street Bank and Trust Company, respectively. The address of the custodian is One Lincoln Street, Boston, Massachusetts 02111, and our custodian’s telephone number is 617-786-3000. Pursuant to a custodial agreement among us, CCT Funding, Deutsche Bank and Deutsche Bank Trust Company Americas, the custodian for CCT Funding is Deutsche Bank Trust Company Americas. The address for CCT Funding’s custodian is 1761 East St. Andrew Place, Santa Ana, CA 92705. Pursuant to a custodial agreement among us, Tokyo Funding, Sumitomo and Wells Fargo, the custodian for Tokyo Funding is Wells Fargo Bank, National Association. The address for Tokyo Funding’s custodian is 9062 Old Annapolis Rd., Columbia, Maryland 21045.

Escrow Agent

UMB Bank, N.A. is our escrow agent. The principal business address of our escrow agent is 1010 Grand Blvd, 4th Floor, Kansas City, Missouri 64106 and our escrow agent’s telephone number is 816-860-3017.

DETERMINATION OF NET ASSET VALUE

Relevance of Our Net Asset Value

Our net asset value will:

•	be disclosed in our quarterly and annual financial statements;

•	be used to determine the price per share that is paid to shareholder participants in our quarterly share repurchase program, and the price per share paid by participants in our distribution reinvestment plan after the conclusion of this offering;

•	be an input in the computation of fees earned by our Advisors and other service providers whose fees are linked, directly or indirectly, in whole or part to the value of our gross assets; and

•	be evaluated alongside the net proceeds per share to us from this offering to ensure the amount of net proceeds per share at each subscription closing date is greater than, or equal to, net asset value per share.

Allocation of Responsibilities for Determination of Our Net Asset Value

Our board of directors – with the assistance of our Advisors, officers and, through them, independent valuation agents – is responsible for the periodic determination of our net asset value. Prior to such determination, our Advisors and officers will calculate, and provide to the audit committee of our board of directors, an estimate of our net asset value. This information will be presented to our audit committee at its quarterly meetings and any other time when a determination of our net asset value is required. Our audit committee will review, and recommend to our board of directors for adoption, our quarterly and annual financial statements for inclusion in our periodic reports on Forms 10-Q and 10-K, and such financial statements will include a determination of our net asset value and net asset value per share as of the last day of each calendar quarter. These financial statements will, in turn, be reviewed and approved by our full board of directors.

Allocation of Responsibilities for Determination of Fair Value of Our Portfolio Investments

Our board of directors – with the assistance of our Advisors, officers and, through them, independent valuation agents – is responsible for determining in good faith the fair value of our portfolio investments for which market quotations are not readily available. Our board of directors will make this determination on a quarterly basis and any other time when a decision is required regarding the fair value of our portfolio investments for which market quotations are not available. A determination of fair value involves subjective judgments and estimates. The notes to our financial statements will refer to the uncertainty with respect to our fair value estimates and any change in such fair value estimates. We expect that each determination of the fair value of our portfolio investments will be made upon the recommendation of our audit committee.

Our board of directors and our audit committee will review and approve our pricing and valuation policies and procedures that will be implemented and followed by our Advisors and officers, and will review and approve any revisions to such policies and procedures. In addition, we expect that our board of directors will retain one or more independent valuation agents to work with our Advisors and officers to provide additional inputs for consideration by our audit committee and to work directly with our full board of directors, at the board of directors’ request, with respect to the fair value of our portfolio investments.

In addition, our board of directors:

•	Meets at least quarterly with our:

•	Chief Compliance Officer and reviews the Chief Compliance Officer’s surveillance findings in general, and the Chief Compliance Officer’s findings in particular with regard to our Advisors’ and our officers’ implementation of the valuation procedures;

•	Advisors and officers to ensure that we have taken appropriate remedial action to cure deficiencies, if any, related to our internal control over financial reporting, which may impact the valuation policies and procedures adopted by our board of directors; and

•	Reviews any changes in ASC 820 against our approved valuation policies and procedures to ensure that such valuation policies and procedures are modified and approved, as appropriate, in light of current accounting guidance;

Because our board of directors has the ultimate responsibility for determining, in good faith, the fair value of our portfolio investments, our board of directors will have direct access to all entities and all persons, including any independent valuation agents, that are involved in assisting with the valuation of our portfolio investments in order to discuss with them the valuation methodologies they have utilized. We believe this enables our board of directors to fulfill its responsibilities despite any conflicts of interest that may exist.

Determination of Our Net Asset Value

The board of directors determines the net asset value per share of our outstanding shares of common stock quarterly by dividing the value of total assets minus liabilities by the total number of shares of our common stock outstanding at the time of determination.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, we base fair value on observable market prices or parameters, or derive fair value from such prices or parameters. Where observable prices or inputs are not available, we apply valuation models. These valuation techniques used in our valuation models involve some level of estimation and judgment, the degree of which depends on price transparency for the instruments or market and the financial instruments’ complexity. We categorize assets and liabilities recorded at fair value in our financial statements based upon the level of judgment associated with the inputs used to measure their value. Hierarchical levels, as defined under GAAP, are directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, and are as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets carried at level 1 fair value generally consist of equity securities that are listed on active security exchanges.

Level 2: Inputs, other than quoted prices included in level 1, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability.

Level 3: Inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset.

A significant decrease in the volume and level of activity for an asset or liability is an indication that transactions or quoted prices may not be representative of fair value because, in such market conditions, there may be increased instances of transactions that are not orderly. In those circumstances, we believe further analysis of transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new, whether the financial instrument is traded on an active exchange or in the secondary market, and current market conditions. To the extent that we base valuation upon models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by us in determining fair value is greatest for instruments categorized in level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Depending on the relative liquidity in the markets for certain assets, we may transfer assets to level 3 if we determine that observable quoted prices, obtained directly or indirectly, are not available. The variability of the observable inputs affected by the factors described above may cause instruments to be reallocated between levels 1, 2, and/or 3, which we will recognize at the end of the reporting period.

Many financial assets and liabilities have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that we and others are willing to pay for an asset. Ask prices represent the lowest price that we and others are willing to accept for an asset. For financial assets and liabilities whose inputs are based on bid-ask prices, we will not require that fair value always be a predetermined point in the bid-ask range. Our policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets our best estimate of fair value.

We record the TRS at fair value. The fair value of the TRS is primarily based on (i) the increase or decrease in the value of the TRS assets relative to the notional amounts, together with (ii) accrued interest income and fee income, (iii) TRS swap financing costs on the TRS settled trade notional amount, and (iv) certain other expenses incurred under the TRS. The TRS assets are valued pursuant to the valuation algorithm specified in each TRS agreement, including reliance on indicative bid prices provided by independent third-party pricing services. Bid prices reflect the highest price that market participants may be willing to pay. On a quarterly basis, our management reviews, tests and compares (i) the indicative bid prices assigned to each TRS asset by the TRS counterparty, based on the inputs provided to TRS counterparty by third-party pricing services with (ii) third-party service provider pricing inputs that are independently sourced by our management and/or its Advisors. To the extent our management has any questions or concerns regarding the valuation of the TRS assets, such valuations are discussed or challenged with the TRS counterparty pursuant to the terms of the TRS agreements. Additionally, our management reviews the calculations of both collected and accrued interest, total return swap financing costs, and realized gains and losses that also determine the aggregate fair value of the TRS. For additional disclosures on the TRS, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Capital Resources and Liquidity—Total Return Swaps.”

Value Determinations in Connection with this Continuous Offering

To the extent that the net asset value per share increases subsequent to the last weekly closing, the price per share may increase. Therefore, persons who subscribe for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock.

In connection with each subscription closing on the sale of shares of our common stock offered pursuant to the prospectus on a continuous basis, we expect that our board of directors may delegate to our officers the authority to test that the net proceeds per share from the sale of shares are equal to, or greater than, our current net asset value per share on the date of each weekly subscription closing. Our officers may consult with our board of directors or audit committee members to confirm their determination that we are not selling shares of our common stock at a price which, after deducting selling commissions and marketing support fees, is below our then current net asset value. We expect that our officers, acting under delegated authority from our board of directors, will consider the following factors, among others, in making such determination:

•	the net asset value of our common stock as disclosed in our most recent periodic report filed with the SEC;

•	our Advisors’ and officers’ assessment of whether any material change in net asset value has occurred (including through any realization of net gains from the sale of a portfolio investment), or any material change in the fair value of portfolio investments has occurred, in each case, from the period beginning on the date of the most recently disclosed net asset value to the period ending two days prior to the date of the weekly subscription closing of our common stock; and

•	the magnitude of the difference between the net asset value disclosed in the most recent periodic report we filed with the SEC and our officers’ assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and the offering price of the shares of our common stock at the date of the weekly subscription closing.

Importantly, this determination does not require that we calculate and disclose net asset value in connection with each weekly closing and sale of shares of our common stock, but instead it involves the determination by our Advisors and officers, or by our board of directors, that we are not selling shares of our common stock at a price which, after deducting selling commissions and marketing support fees, is below the then current net asset value on the date of sale.

Moreover, to the extent that there is more than a remote possibility that we may: (i) issue shares of our common stock at a price which, after deducting selling commissions and marketing support fees, is below the then current net asset value of our common stock on the date of sale or (ii) trigger the undertaking provided herein to suspend the offering of shares of our common stock pursuant to the prospectus if the net asset value fluctuates by certain amounts in certain circumstances until the prospectus is amended, the board of directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the weekly closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be made at a price which, after deducting selling commissions and marketing support fees, is below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

These valuation processes and procedures are part of our compliance program. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to the prospectus, we intend to update the prospectus by filing a prospectus supplement with the SEC. We also intend to make updated information available via our website: www.corporatecapitaltrust.com.

PLAN OF DISTRIBUTION

We are offering a maximum of 209,000,000 shares of our common stock to the public at a current offering price of $8.82 per share, except as provided below. Our Managing Dealer is CNL Securities Corp. The shares are being offered on a “best efforts” basis, which means generally that the Managing Dealer is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We intend that the shares of common stock offered pursuant to this prospectus will not be listed on any national securities exchange during the offering period, and neither our Managing Dealer nor the participating broker-dealers intend to act as market-makers with respect to our common stock. This prospectus also relates to the shares that we will offer under our distribution reinvestment plan. See “Distribution Reinvestment Plan.”

Under applicable SEC rules, generally, an issuer may offer and sell securities in a continuous offering, like this offering, only until the third anniversary of the initial effective date of the registration statement under which the securities are being offered and sold. However, if, in accordance with SEC rules, a new registration statement is filed by the issuer before the end of that three-year period, then the continuous offering of securities covered by the prior registration statement (provided such continuous offering had commenced within three years of the initial effective date) may continue until the effective date of the new registration statement, if so permitted under the new registration statement. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement. Because our current registration statement for this offering was initially declared effective on November 1, 2013, this offering will expire on November 1, 2016.

This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Managing Dealer

Our Managing Dealer is CNL Securities Corp., which is an affiliate of CNL and a member of FINRA and the SIPC. The Managing Dealer is headquartered at 450 S. Orange Avenue, Orlando Florida. Our Managing Dealer will act as a distributor of our shares of common stock offered by this prospectus.

Prior to the closing of our continuous public offering to investors investing through the independent broker-dealer channel, and subject to certain reductions described below, our Managing Dealer was entitled to receive sales commissions of up to 7% of the gross proceeds of shares sold in the offering. The Managing Dealer was also entitled to receive a marketing support fee of up to 3% of the gross offering proceeds for marketing support fees. The term “marketing support fees” refers to a portion of the sales load available to participating broker-dealers for assistance in selling and marketing our shares.

Our Managing Dealer was permitted to engage unrelated, third-party participating broker-dealers in connection with the offering of shares. As used in this prospectus, the term participating broker-dealers includes the Managing Dealer, other members of FINRA, and entities exempt from broker-dealer registration. In connection with the sale of shares by participating broker-dealers, our Managing Dealer was permitted to reallow to such participating broker-dealers all or any portion of its sales commissions or marketing support fees attributable to such participating broker-dealers’ respective sales. The Managing Dealer, in its sole discretion, was also permitted to re-allow to selected broker-dealers a portion of its marketing support fee for reimbursement of marketing expenses. The Managing Dealer had the discretion to charge a reduced rate for sales commissions and marketing support fees, or to waive them entirely. In addition, certain volume discounts historically applied to the sales commissions.

Following the closing of our continuous public offering to investors investing through the independent broker-dealer channel, the Managing Dealer has waived its right to receive any sales commissions or marketing support fees in connection with shares of our common stock sold pursuant to this offering. As a consequence, no sales commissions or marketing support fees will be charged on purchases of shares of our common stock pursuant to this prospectus, and the offering price therefore does not include any sales load. The amount of net proceeds to us will not be affected by the elimination of the sales commissions and marketing support fees.

In addition, we and, to a lesser extent, our affiliates may reimburse our Managing Dealer and their associated persons and affiliates for other expenses incurred, including expenses related to bona fide training and education meetings, sales seminars, wholesaling activities and legal expenses. Amounts paid by us to our Managing Dealer may be paid by our Managing Dealer to any participating brokers. We may also reimburse the participating brokers for certain expenses incurred in connection with this offering. Expenses that we may pay to participating brokers, or those expenses our Managing Dealer reallows to participating brokers, include reimbursements for costs and expenses related to investor and broker/dealer sales and training meetings, broker/dealer bona fide training and education meetings for such meetings conducted by us, our Managing Dealer or participating brokers and including costs of technology associated with the offering and other costs and expenses related to such technology costs. The expense reimbursements described in this paragraph, and the permissible forms of non-cash compensation described in the paragraph below, will be paid from the sales commissions and/or the marketing support fees that are paid in this offering.

We, or our affiliates, may provide permissible forms of non-cash compensation to registered representatives of our Managing Dealer and the participating broker-dealers, the value of which may not exceed an aggregate of $100 per sales person, per year. In the event other incentives are provided to registered representatives of the Managing Dealer or the participating broker-dealers, those incentives will be paid only in cash, and such payments will be made only to the Managing Dealer, not to participating broker-dealers or to their registered representatives. Sales incentive programs offered to the Managing Dealer or to participating broker-dealers must first have been submitted for review by FINRA and must comply with Rule 5110 or Rule 2310, as applicable. Costs incurred in connection with such sales incentive programs, if any, will be considered underwriting compensation. Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds from a distribution reinvestment plan.

To the extent permitted under applicable law and our articles of incorporation and bylaws, we have agreed to indemnify the Managing Dealer, participating broker-dealers, and selected registered investment advisers who historically participated in this offering before the closing of our continuous public offering to investors investing through the independent broker-dealer channel against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Managing Dealer Agreement.

Share Distribution Channels

As of February 12, 2016, investment in shares of our common stock closed to investors who purchase shares through the independent broker-dealer channel. This offering continues to remain open to investors who purchase shares of our common stock through the registered investment advisor channel. Subject to compliance with applicable regulations, we may also sell shares to certain institutional investors either though our Managing Dealer or directly with such investors in transactions in which no party is acting as an underwriter, dealer or agent. We also may sell shares to an investor who is investing through a bank or other entity exempt from broker-dealer registration acting as trustee or fiduciary.

SUBSCRIPTION PROCESS

You must have a bona fide U.S. taxpayer identification number (social security number or employer identification number) and a U.S. address to subscribe to this offering. Investors who meet our suitability standards (see page 1) may subscribe for shares of our common stock as follows:

•	Review this entire prospectus and any appendices and supplements accompanying this prospectus.

•	Complete and execute a subscription agreement and submit the completed subscription agreement to a selected broker-dealer. A specimen copy of the subscription agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

•	Your investment funds for the full purchase price of the shares of our common stock must be submitted with your subscription agreement. Your initial subscription amount must be at least $5,000 (or $4,000 for qualified plans). Any purchases thereafter must be at least $500.

•	Direct a funds wire to UMB Bank, N.A. as EA for Corporate Capital Trust, ABA Routing #101000695, Account #987 191 7118, FBO (Investor’s Name); or

•	Make the check payable to “UMB Bank, N.A., as EA for Corporate Capital Trust, Inc.” or

•	Make the check payable to the custodian of record if purchasing for a qualified plan or brokerage account.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We schedule weekly closings for subscriptions to our common stock, however there is no assurance that your subscription will close on the next succeeding week following your subscription date. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive this prospectus. Subscriptions will be accepted or rejected within 30 calendar days of receipt by us. If your subscription is rejected, all subscription funds will be returned to you, without deduction for any expenses, within 10 business days from the date the subscription is rejected.

DISTRIBUTION REINVESTMENT PLAN

Any investor who purchases shares of our common stock in this offering may elect to participate in our distribution reinvestment plan by making a written election to participate in such plan on his or her subscription agreement at the time he or she subscribes for shares.

We have adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. There will be no selling commissions, marketing support fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the reinvestment agent’s fees under the plan.

Participation in the Distribution Reinvestment Plan will commence with the next distribution paid after receipt of an investor’s written election to participate in the plan and to all other calendar months thereafter, provided such election is received at least 15 business days prior to the last day of the calendar month.

Any purchases of our stock pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions.

Your distribution amount will purchase shares at a per share price equivalent to 90% of the public offering price pursuant to the effective registration statement at the time of purchase. In the event that this offering is suspended or terminated, then the reinvestment purchase price will be the net asset value per share. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered shareholder, you may elect to have your entire distribution reinvested in shares of additional stock by notifying DST Systems, Inc., the reinvestment agent and our transfer agent and registrar, in writing so that such notice is received by the reinvestment agent no later than the record date for distributions to shareholders. If you elect to reinvest your distributions in additional shares of stock, the reinvestment agent will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt-in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

During each quarter, but in no event later than 30 days after the end of each calendar quarter, our transfer agent or another designated agent will mail and/or make electronically available to each participant in the distribution reinvestment plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of shares of our common stock purchased during such quarter, and the per share purchase price for such shares. At least annually, we will include tax information for income earned on shares under the distribution reinvestment plan on a Form 1099-DIV that is mailed to you. We reserve the right to amend, suspend or terminate the distribution reinvestment plan. Any distributions reinvested through the issuance of shares through our distribution reinvestment plan will increase our gross assets on which the management fee and the incentive fee are determined and paid under our Investment Advisory Agreement.

For additional discussion regarding the tax implications of participation in the distribution reinvestment plan, see “Tax Matters.” Additional information about the distribution reinvestment plan may be obtained by contacting shareholder services for Corporate Capital Trust, Inc. at 866-650-0650.

SHARE REPURCHASE PROGRAM

During the term of this offering, we do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase shares of our common stock, your ability to sell your shares will be limited.

We conduct quarterly tender offers on approximately 10% of our weighted average number of outstanding shares in any 12-month period, in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act, to allow our shareholders to tender their shares at a specific offer price that is determined based upon our net asset value per share as of the end of our most recent fiscal quarter prior to the initiation of each tender offer program. Our share repurchase program includes numerous restrictions that limit your ability to sell your shares.

We limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. See “Distribution Reinvestment Plan.” At the sole discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares. In addition, we will limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. You may tender all of the shares of our common stock that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.

To the extent that the number of shares of our common stock tendered to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency. The limitations and restriction described above may prevent us from accommodating all repurchase requests made in any year. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.

We offer to repurchase shares on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of our independent directors, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our board will exercise its discretion to continue to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.

The following table is a summary of the share repurchases completed during the years ended December 31, 2015, 2014, and 2013 (in thousands, except share and per share amounts):

Repurchase Date	Shares Offered to Repurchase	Shares Repurchased	Total Consideration	Repurchased/ Total Offer	Price Paid per Share
2015:
March 2, 2015	4,435,072	555,174	$5,452	13%	$9.82
May 29, 2015	4,919,566	501,943	4,889	10%	9.74
August 28, 2015	5,424,683	1,093,421	10,573	20%	9.67
December 1, 2015	5,911,358	1,243,483	11,502	21%	9.25

Total 2015	20,690,679	3,394,021	$32,416	16%

March 3, 2014	2,612,555	323,324	$3,233	12%	$10.00
June 2, 2014	3,091,175	307,909	3,116	10%	10.12
August 29, 2014	3,550,268	615,007	6,242	17%	10.15
December 1, 2014	4,000,694	401,224	4,037	10%	10.06

Total 2014	13,254,692	1,647,464	$16,628	12%

2013:
February 20, 2013	785,106	84,074	$818	11%	$9.73
May 24, 2013	1,158,737	68,788	682	6%	9.91
August 27, 2013	1,596,287	116,779	1,142	7%	9.78
November 25, 2013	2,084,159	359,217	3,560	17%	9.91

Total 2013	5,624,289	628,858	$6,202	11%

ADDITIONAL INFORMATION

Registration Statement and Statement of Additional Information

We have filed a registration statement under the Securities Act with the SEC on Form N-2, together with all amendments and related exhibits. The registration statement includes this prospectus along with additional information about us and our shares of common stock being offered by this prospectus, including an SAI. The SAI is incorporated by reference herein to this prospectus. For your reference, the Table of Contents of the SAI is as follows:

TABLE OF CONTENTS	SAI-1
INVESTMENT OBJECTIVE AND POLICIES	SAI-1
MANAGEMENT	SAI-6
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS	SAI-13
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	SAI-13
BROKERAGE ALLOCATION AND OTHER PRACTICES	SAI-15
REGULATION	SAI-15

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, but only in permitted jurisdictions and only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will submit all supplemental sales materials to the SEC, or with FINRA as permitted by regulation, for review prior to distributing such materials. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading our prospectus. The sales materials expected to be used in permitted jurisdictions include:

•	investor sales promotion brochures;

•	cover letters transmitting the prospectus;

•	brochures containing a summary description of the offering;

•	fact sheets describing the general nature of our business and our investment objective;

•	flyers describing our recent investments;

•	broker updates;

•	online investor presentations;

•	third-party article reprints;

•	website material;

•	electronic media presentations;

•	client seminars and seminar advertisements and invitations; and

•	electronic investor kits.

All of the foregoing material will be prepared by CNL or its affiliates with the exception of any third-party article reprints. In certain jurisdictions, some or all of such sales materials may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in such sales materials.

We are offering shares in this offering only by means of this prospectus. Although we do not expect that the information contained in our supplemental sales materials will conflict with any of the information contained in this prospectus, as supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in the prospectus or the registration statement of which this prospectus is a part.

Reports to Shareholders

Within 45 days after the end of each fiscal quarter, we are required to file our quarterly report on Form 10-Q. Within 90 days after the end of each fiscal year, we are required to file our annual report on Form 10-K and then we will provide a copy of our annual report on Form 10-K to all shareholders of record as of the end of each fiscal year shortly after filing it with the SEC. We will also file with or submit to the SEC current reports on Form 8-K, proxy statements and other information meeting the informational requirements of the Exchange Act. These reports, including communications with shareholders, should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which this prospectus is a part. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. We maintain a website at www.corporatecapitaltrust.com and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at Shareholder Services, Corporate Capital Trust, Inc., 450 S. Orange Ave., Orlando, FL 32801. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov . Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549-0102.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information electronically by registering your attention at www.corporatecapitaltrust.com/gopaperless. Unless you elect to receive such documents and information electronically, they will be provided in paper form by U.S. mail. You must have Internet access to use electronic delivery. While we impose no additional charge for this service, there could be costs associated with electronic delivery, such as on-line access charges. In addition, all such documents and information may be accessed and printed from our website. As documents and information become available, if we have your e-mail address on record, we will notify you by sending you an e-mail message, which will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending paper copies by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you paper copies of all documents that we are required to provide to you. However, in order for us to be properly notified, your revocation must be given to us within a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

TAX MATTERS

The following is a summary of certain U.S. federal income tax consequences to a U.S. shareholder who purchases our common stock pursuant to this offering. This summary is subject to change by legislative or administrative action, and any change may be retroactive. The discussion does not purport to deal with all of the U.S. federal income tax consequences applicable to us, or which may be important to particular shareholders in light of their individual investment circumstances. The discussion also does not address the tax consequences applicable to some types of shareholders subject to special tax rules, such as financial institutions, broker-dealers, insurance companies, tax-exempt organizations, shareholders holding shares through tax-advantaged accounts (such as 401(k) plan accounts or individual retirement accounts), partnerships or other pass-through entities (including S corporations), persons holding our shares of common stock in connection with a hedging, straddle, conversion or other integrated transactions, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens or shareholders who contribute assets to us in exchange for our shares. This discussion assumes that the shareholders hold their shares of common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt is made to present a detailed explanation of all U.S. federal income tax aspects affecting us and our shareholders, and the discussion set forth herein does not constitute tax advice. This discussion does not include state and local taxes, U.S. estate or gift or foreign tax matters. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, regarding any matter discussed herein. Tax counsel has not rendered any legal opinion regarding any tax consequences relating to us or our shareholders. Shareholders are urged to consult their own tax advisers to determine the U.S. federal, state, local, and foreign tax consequences of investing in our shares.

Taxation of our Company

Beginning with our taxable year ending December 31, 2011, we elected to be treated, and we intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. To qualify as a RIC, we must: (a) derive in each taxable year at least 90% of our gross income from dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income (including but not limited to gain from options, futures and forward contracts) derived with respect to our business of investing in stock, securities or currencies, or net income derived from an interest in a “qualified publicly traded partnership,” or QPTP (the “Income Test”); and (b) diversify our holdings so that, at the end of each quarter of each taxable year: (i) at least 50% of the market value of our total assets is represented by cash and cash items, U.S. Government securities, the securities of other regulated investment companies, and other securities, with other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of our total assets and not more than 10% of the outstanding voting securities of such issuer (subject to the exception described below), and (ii) not more than 25% of the market value of our total assets is invested in the securities of any issuer (other than U.S. Government securities and the securities of other regulated investment companies), the securities of any two or more issuers that we control and that are determined to be engaged in the same business or similar or related trades or businesses, or the securities of one or more QPTPs (the “Asset Diversification Test”. We may generate income that might not qualify as qualifying income for purposes of the 90% annual gross income requirement described above. We will monitor our transactions to endeavor to prevent our disqualification as a RIC.

In addition, as a RIC, we must distribute to our shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses. In this prospectus, we refer to this distribution requirement as the Annual Distribution Requirement. A RIC can elect to treat as paid, during the taxable year, certain dividends actually paid by the RIC in the subsequent taxable year. Such dividends commonly are referred to as spillback dividends. This election affects only the tax treatment of the RIC. The shareholders generally are taxed on distributions in the year of actual distribution of such distributions. Any distribution taxable as a dividend declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. shareholders on December 31 of the year in which the dividend was declared.

As a RIC, in any fiscal year with respect to which we distribute at least 90% of the sum of our: (i) “investment company taxable income,” which includes, among other items, dividends, interest, the excess of any net realized short-term capital gains over net realized long-term capital losses, and other taxable income (other than any net capital gain), reduced by deductible expenses, determined without regard to the deduction for dividends and distributions paid and (ii) net tax exempt interest income (which is the excess of our gross tax exempt interest income over certain disallowed deductions), we (but not our shareholders) generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains distributed to our shareholders. We intend to distribute, in cash and/or our own shares, annually, all or substantially all of such income. To the extent that we retain our net capital gains for investment or any investment company taxable income, we will be subject to U.S. federal income tax. We may choose to retain our net capital gains for investment or any investment company taxable income, and pay the associated federal corporate income tax, including the federal excise tax described below.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount each shareholder will be required to include his, her, or its share of the deemed distribution in income as if it had been actually distributed to the shareholder, and the shareholders will be entitled to claim a credit equal to his, her, or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the. shareholder’s cost basis for his, her or its common stock. Since we expect to pay tax on retained net capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. shareholder’s other federal income tax obligations or may be refunded to the extent it exceeds a shareholder’s liability for federal income tax. A shareholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that we have paid. For federal income tax purposes, the tax basis of shares owned by a shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the shareholder’s gross income and the tax deemed paid by the shareholder as described in this paragraph. To utilize the deemed distribution approach, we must provide written notice to shareholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax payable by us. To avoid this tax, we must distribute (or be deemed to have distributed) during each calendar year an amount at least equal to the sum of:

1.	at least 98% of our ordinary income (taking into account certain deferrals and elections, and generally applying certain mark-to-market provisions as if our tax year ended on October 31) for the calendar year;

2.	at least 98.2% of the amount by which our capital gains exceed our capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year); and

3.	certain undistributed amounts from previous years on which we paid no U.S. federal income tax.

While we generally intend to distribute income and capital gains in the manner necessary to minimize imposition of the 4% federal excise tax, we may also decide to distribute less and pay the federal excise taxes. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

If, in any particular taxable year, we do not satisfy the Annual Distribution Requirement or otherwise were to fail to qualify as a RIC (for example, because we fail the 90% annual gross income requirement described above), all of our taxable income (including our net capital gains) will be subject to tax at regular corporate rates without any deduction for dividends to shareholders, and distributions generally will be taxable to the shareholders as qualified dividends to the extent of our current and accumulated earnings and profits. If we fail to satisfy the Asset Test or the Income Diversification Test, we may be permitted to avoid disqualification as a RIC under certain cure provisions, which, in general, are limited to failures due to reasonable cause and not willful neglect.

We may decide to be taxed as a regular corporation even if we would otherwise qualify as a RIC if we determine that treatment as a regular corporation for a particular year would be in our best interests.

Taxation of U.S. Shareholders

For purposes of this discussion, a “U.S. shareholder” is a holder or a beneficial holder of shares which is for U.S. federal income tax purposes: (1) a person who is a citizen or resident of the U.S., (2) a domestic corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if: (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. A “Non-U.S. shareholder” is a holder or beneficial owner of shares that is neither a U.S. shareholder nor a partnership or other entity classified as a partnership for U.S. tax purposes. If a partnership or other entity classified as a partnership for U.S. tax purposes holds the shares, the tax treatment of the partnership and each partner generally will depend on the activities of the partnership and the activities of the partner. Partnerships acquiring shares, and partners in such partnerships, should consult their own tax advisors.

Prospective investors that are not U.S. shareholders are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of an investment in our shares, including the potential application of U.S. withholding taxes.

Distributions we pay to our shareholders from our ordinary income or from an excess of net realized short-term capital gains over net realized long-term capital losses, which together we refer to in this prospectus as “ordinary income dividends,” are generally taxable to you as ordinary income to the extent of our earnings and profits. Due to our expected investments, in general, distributions will not be eligible for the dividends received deduction allowed to corporate shareholders and will not qualify for the reduced rates of tax for qualified dividend income allowed to individuals. Distributions made to you from an excess of net realized long-term capital gains over net realized short-term capital losses, which we refer to in this prospectus as “capital gain dividends,” including capital gain dividends credited to you but retained by us, are taxable to you as long-term capital gains if they have been properly designated by us, regardless of the length of time you have owned our shares. Distributions in excess of our earnings and profits will first reduce the adjusted tax basis of your shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to you (assuming the shares are held as a capital asset). The reduction in the tax basis of shares by the amount of any return of capital distributions, which will generally result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares. Generally, shareholders subject to IRS reporting will be provided with a written notice reporting the amount of any ordinary income dividends and capital gain dividends or other distributions as promptly as practicable after the close of the taxable year.

In the event we retain net capital gains, we may designate the retained amounts as undistributed capital gains in a notice to our shareholders. If a designation is made, shareholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate tax paid by us. In addition, the tax basis of shares owned by a U.S. shareholder would be increased by an amount equal to the difference between: (i) the amount included in the U.S. shareholder’s income as long-term capital gains and (ii) the U.S. shareholder’s proportionate share of the corporate tax paid by us.

If, in January of any year, we pay our shareholders a distribution taxable as a dividend that was declared during the final calendar quarter of the preceding year to our shareholders of record as of a specified date in such calendar quarter, then the dividend will be treated for tax purposes as being paid by us and received by our shareholders on December 31 of such preceding year ( i.e. , the year in which the dividend was declared). Dividends and other taxable distributions are taxable to our shareholders even if they are reinvested in additional shares of our common stock. In addition, to the extent that a shareholder purchases additional shares within the Distribution Reinvestment Plan at a discount to fair market value of the shares, the shareholder will be treated for tax purposes as having received an additional distribution equal to the amount of the purchase price discount. A shareholder designating a distribution for reinvestment will be taxed on the amount of such distribution as ordinary income to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain dividend or as a return of capital. In that event, such designated portion of the distribution will be taxed as long-term capital gain or as a return of capital, respectively. Any stock received in a purchase under our Distribution Reinvestment Plan will have a holding period for tax purposes commencing on the day following the day on which shares are credited to your account. If you are purchasing our shares pursuant to a volume discount or any other reduction in selling commissions or other fees, as set forth elsewhere in this prospectus, you should consult with your own tax advisor before electing to participate in the Distribution Reinvestment Plan.

A U.S. shareholder will realize gain or loss on the sale or exchange of our shares of common stock in an amount equal to the difference between the shareholder’s adjusted basis in the shares sold or exchanged and the amount realized on their disposition. Generally, a gain or loss recognized by a U.S. shareholder on the sale or other disposition of our shares of common stock will result in capital gain or loss to such shareholder, and will be a long-term capital gain or loss if the shares have been held for more than one year at the time of sale. Any loss realized by a shareholder upon the sale or exchange of our shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by such shareholder. A loss realized on a sale or exchange of our shares will be disallowed if other substantially identical shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In this case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Present law taxes both long-term and short-term capital gains of corporations at the rates applicable to ordinary income.

The repurchase or transfer of our shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, shareholders who tender all of their shares (including shares deemed owned by such shareholders through application of the constructive ownership rules) will be treated as having sold their shares and generally will realize a capital gain or loss.

Federal law requires us to report our shareholders’ cost basis, gain/loss, and holding period to the IRS on Form 1099s when “covered” securities are sold. For purposes of these reporting requirements, all of our shares acquired by non-tax exempt shareholders, including those acquired through our Distribution Reinvestment Plan, will be considered covered securities. We have chosen FIFO (first-in, first-out) as our standing (default) tax lot identification method for all shareholders. A tax lot identification method is the way we will determine which specific shares are deemed to be sold when there are multiple purchases on different dates at differing transaction prices, and the entire position is not sold at one time. Our standing tax lot identification method is the method covered securities will be reported on your Form 1099 if you do not select a specific tax lot identification method. You may choose a method different than our standing method and will be able to do so from the time you are admitted as a shareholder up through and until the sale of the covered securities. For those securities defined as “covered” under current IRS cost basis tax reporting regulations, we are responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. We are not responsible for the reliability or accuracy of the information for those securities that are not “covered.” We encourage you to refer to the appropriate IRS regulations or consult your tax advisor with regard to your personal circumstances and any decisions you may make with respect to choosing a tax lot identification method.

As required by the Internal Revenue Code, we will send each of our shareholders subject to IRS reporting, as promptly as possible after the end of each calendar year, a notice detailing the amounts includible in such shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the “qualified dividend income” rate). Distributions may be subject to additional state, local and foreign taxes depending on a shareholder’s particular situation.

If a shareholder recognizes a loss with respect to our shares in excess of certain prescribed thresholds (generally, $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder), the shareholder must file with the IRS a disclosure statement on Form 8886. Direct investors of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, equity owners of RICs are not excepted. The fact that a loss is reportable as just described does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of this reporting requirement in light of their particular circumstances.

We may be required to withhold federal income tax, which we refer to in this prospectus as backup withholding (currently, at a rate of 28%), from all taxable distributions to any non-corporate U.S. shareholder: (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is typically his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s federal income tax liability, provided that proper information is provided to the IRS.

Shareholders should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local, and foreign tax consequences of an investment in our shares.

Additional Medicare Contribution Tax

An additional tax of 3.8% generally will be imposed on the “net investment income” of U.S. shareholders who meet certain requirements and are individuals, estates or certain trusts for taxable years beginning after December 31, 2012. Among other items, “net investment income” generally includes gross income from dividends and net gain attributable to the disposition of certain property, such as shares of our common stock. U.S. shareholders should consult their tax advisors regarding the possible applicability of this additional tax in their particular circumstances.

Company Investments

Certain of our investment practices are subject to special and complex U.S. federal income tax provisions that may: (i) disallow, suspend, or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. We will monitor our transactions and may decide to make certain tax elections, borrow money, or dispose of securities to mitigate the effect of these rules and prevent our disqualification as a RIC.

Investments we make in securities issued at a discount or providing for deferred interest or paid-in-kind interest are subject to special tax rules that will affect the amount, timing, and character of distributions to our shareholders. For example, with respect to securities issued at a discount, we will generally be required to accrue daily, as income, a portion of the discount and to distribute such income to our shareholders each year to maintain our qualification as a RIC and to avoid U.S. federal income and excise taxes. Since in certain circumstances we may recognize income before or without receiving cash representing such income, we may have difficulty making distributions in the amounts necessary to satisfy the requirements for maintaining our RIC status and avoiding U.S. federal income and excise taxes. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital, distribute our own shares, or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thereby be subject to corporate-level income tax.

In the event we invest in foreign securities, we may be subject to withholding and other foreign taxes with respect to those securities. We do not expect to satisfy the requirement to pass through to our shareholders their share of the foreign taxes paid by us.

We may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes). Thus, it is possible that one or more such entities in which we invest could be treated under the Code and the U.S. Treasury regulations as a “passive foreign investment company” or a “controlled foreign corporation.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require us to recognize income where we do not receive a corresponding payment in cash and make distributions with respect to such income in order to maintain our status as a RIC. Under such circumstances, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. Furthermore, under certain circumstances an investment in a passive investment company could result in a tax imposed on us and/or an increase in the amount of taxable distributions by us to shareholders.

We may generate certain income that might not qualify as good income for purposes of the 90% annual gross income requirement described above. We will monitor our transactions to endeavor to prevent our disqualification as a RIC. In order to ensure such income does not disqualify us as a RIC, we may be required to recognize such income indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Any such corporations will generally be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce our return on such income and fees. Dividends paid by us that are derived from distributions we receive from U.S. subsidiary corporations will generally be eligible for the reduced rates of tax for qualified dividend income allowed to individuals and for the dividends received deduction allowed to corporate shareholders, assuming that certain holding period and other requirements are satisfied.

Taxation of Non-U.S. Shareholders

Whether an investment in the shares of our common stock is appropriate for a Non-U.S. shareholder will depend upon that person’s particular circumstances. An investment in the shares of our common stock by a Non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their own tax advisors with respect to the U.S. federal income tax, U.S. federal estate tax, withholding tax and state, local and foreign tax consequences of acquiring, owning or disposing of shares of our common stock before investing in our commons stock.

Distributions of our “investment company taxable income” to Non-U.S. shareholders, shareholder will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the Non-U.S. shareholder, in which case the distributions will generally be subject to U.S. federal income tax at the rates applicable to U.S. persons. In that case, we will not be required to withhold U.S. federal tax if the Non-U.S. shareholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.

Subject to the discussion below under the heading “FATCA”, actual or deemed distributions of our net capital gains to a Non-U.S. shareholder, and gains realized by a Non-U.S. shareholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. shareholder in the United States or, in the case of an individual Non-U.S. shareholder, the shareholder is present in the United States for 183 days or more during the year of the sale or capital gain dividend and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. shareholder, distributions (both actual and deemed), and gains realized upon the sale of our common share that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. shareholder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. shareholder provides us or the dividend paying agent with an applicable IRS Form W-8 (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

An investment in shares by a non-U.S. person may also be subject to U.S. federal estate tax. Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax, U.S. federal estate tax, withholding tax and state, local and foreign tax consequences of acquiring, owning or disposing of shares of our common stock.

FATCA

Under the Foreign Account Tax Compliance Act (FATCA), we are required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2019) redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed non-compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to us to enable us to determine whether withholding is required.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Arnold & Porter LLP. Dechert LLP represents us on certain legal matters.

EXPERTS

The consolidated financial statements of Corporate Capital Trust, Inc. and subsidiaries as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information set forth under the heading “All Senior Securities” for each of the five years in the period ended December 31, 2015 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such information has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDER PRIVACY NOTICE

We collect nonpublic personal information about our shareholders in the ordinary course of establishing and servicing their accounts. Nonpublic personal information means personally identifiable financial information that is not publicly available and any list, description, or other grouping of shareholders that is derived using such information. For example, it includes a shareholder’s address, social security number, account balance, income, investment activity, and bank account information. We collect this information from the following sources:

•	account applications or other required forms, correspondence (written or electronic), or from telephone contacts with customers inquiring about us;

•	transaction history of a shareholder’s account; and

•	service providers.

We do not disclose nonpublic personal information about you or your account(s) to anyone without your consent other than to:

•	Our service providers including, but not limited to, our affiliates and our Advisors, as necessary for the servicing of your account. Our service providers in turn have an obligation to protect the confidentiality of your personal information.

•	Government officials or other persons unaffiliated with us, to the extent required by federal or Maryland law or our articles of incorporation, including in accordance with subpoenas, court orders, and requests from government regulators.

If you decide to close your account(s), we will continue to adhere to the practices described in this notice.

If you invest in our common stock through a financial intermediary, such as a broker-dealer, bank or trust company, the privacy policy of your financial intermediary will govern how your nonpublic personal information will be shared with other parties.

We maintain physical, electronic, and procedural safeguards to protect your nonpublic personal information.

CORPORATE CAPITAL TRUST, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Corporate Capital Trust, Inc.:

Orlando, Florida

We have audited the accompanying consolidated statements of assets and liabilities of Corporate Capital Trust, Inc. and subsidiaries (the “Company”), including the consolidated schedules of investments, as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2015 and the consolidated financial highlights for each of the four years in the period ended December 31, 2015 and the period from June 17, 2011 (commencement of operations) to December 31, 2011. These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2015 and 2014, by correspondence with the custodians, or loan agents; where replies were not received we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements and consolidated financial highlights referred to above present fairly, in all material respects, the financial position of Corporate Capital Trust, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations, changes in their net assets, and their cash flows for each of the three years in the period ended December 31, 2015 and the financial highlights for each of the four years in the period ended December 31, 2015 and the period from June 17, 2011 (commencement of operations) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, CA

March 21, 2016

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Statements of Assets and Liabilities

(in thousands, except share and per share amounts)

	December 31,
	2015	2014
Assets
Investment at fair value:
Non-controlled, non-affiliated investments (amortized cost of $3,643,035 and $2,569,096, respectively) - including $315,881 and $258,344, respectively, of investments pledged to creditors (Note 10)	$3,422,335	$2,512,428
Non-controlled, affiliated investments (amortized cost of $302,648 and $213,925, respectively)	219,099	203,272
Controlled, affiliated investments (amortized cost of $83,419 and $5,500, respectively)	87,898	5,500

Total investments, at fair value (amortized cost of $4,029,102 and $2,788,521, respectively)	3,729,332	2,721,200
Cash	54,016	46,388
Cash denominated in foreign currency (cost of $15,171 and $618, respectively)	15,188	589
Collateral on deposit with custodian	142,640	115,700
Dividends and interest receivable	46,533	32,523
Receivable for investments sold	25,587	—
Principal receivable	2,234	1,420
Unrealized appreciation on derivative instruments	16,526	40,903
Receivable from advisors	181	—
Deferred offering expense	1,608	2,612
Prepaid and other deferred expenses	11,280	10,385

Total assets	4,045,125	2,971,720

Liabilities
Revolving credit facilities	1,030,980	377,450
Term loan payable, net of discount	391,612	395,228
Unrealized depreciation on derivative instruments	14,407	3,903
Accrued investment advisory fees	6,748	4,964
Accrued performance-based incentive fees	749	5,108
Accrued directors’ fees	12	57
Payable for investments purchased	—	34,888
Other accrued expenses and liabilities	6,595	4,301

Total liabilities	1,451,103	825,899
Commitments and contingencies ($186,848 as of December 31, 2015, Note 11)

Net Assets	$2,594,022	$2,145,821

Components of Net Assets
Common stock, $0.001 par value per share, 1,000,000,000 shares authorized, 290,430,338 and 219,131,729 shares issued and outstanding at December 31, 2015 and 2014, respectively	$290	$219
Paid-in capital in excess of par value	2,850,563	2,166,554
Undistributed net investment income	67,248	9,099
Accumulated net realized gains (losses)	(28,141)	335
Accumulated net unrealized depreciation on investments, derivative instruments and foreign currency translation	(295,938)	(30,386)

Net assets	$2,594,022	$2,145,821

Net asset value per share	$8.93	$9.79

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2015	2014	2013
Investment income
Interest income:
Non-controlled, non-affiliated investments (net of tax withholding, $479, $- , and $-, respectively)	$248,362	$179,059	$96,253
Non-controlled, affiliated investments	2,237	913	—

Total interest income	250,599	179,972	96,253

Payment-in-kind interest income:
Non-controlled, non-affiliated investments	16,853	22,743	9,318
Non-controlled, affiliated investments	13,549	12,298	—

Total payment-in-kind interest income	30,402	35,041	9,318

Fee income:
Non-controlled, non-affiliated investments	18,305	6,438	13,803
Non-controlled, affiliated investments	—	592	—

Total fee income	18,305	7,030	13,803

Dividend and other income:
Non-controlled, non-affiliated investments	340	5,515	199
Non-controlled, affiliated investments	1,505	3,154	—
Controlled, affiliated investments	9,946	—	—

Total dividend and other income	11,791	8,669	199

Total investment income	311,097	230,712	119,573

Operating expenses
Investment advisory fees	70,298	48,903	30,089
Interest expense	36,311	25,518	9,285
Performance-based incentive fees	8,733	8,229	16,033
Offering expenses	4,481	6,833	6,502
Administrative services	2,728	2,997	2,049
Professional services	2,913	2,016	1,432
Custodian and accounting fees	1,309	883	561
Director fees and expenses	569	560	374
Other	4,101	3,255	2,177

Total operating expenses	131,443	99,194	68,502
Reimbursement of expense support	—	—	1,136

Net operating expenses	131,443	99,194	69,638

Net investment income before taxes	179,654	131,518	49,935
Income tax expense, including excise tax	2,966	1,392	—

Net investment income	176,688	130,126	49,935

Net realized and unrealized gains (losses)
Net realized gains (losses) on:
Non-controlled, non-affiliated investments	(29,310)	17,594	20,042
Derivative instruments	83,550	7,354	9,135
Foreign currency transactions	(3,583)	(5,951)	(1,130)

Net realized gains	50,657	18,997	28,047

Net change in unrealized appreciation (depreciation) on:
Non-controlled, non-affiliated investments	(164,032)	(93,929)	31,020
Non-controlled, affiliated investments	(72,896)	(10,660)	7
Controlled, affiliated investments	4,479	—	—
Derivative instruments	(34,881)	38,320	(2,522)
Foreign currency translation	1,778	1,463	(1,530)

Net change in unrealized appreciation (depreciation)	(265,552)	(64,806)	26,975

Net realized and unrealized gains (losses)	(214,895)	(45,809)	55,022

Net (decrease) increase in net assets resulting from operations	$(38,207)	$84,317	$104,957

Net investment income per share	$0.69	$0.73	$0.48

Diluted and basic (losses) earnings per share	$(0.15)	$0.48	$1.00

Weighted average number of shares of common stock outstanding (basic and diluted)	254,845,972	177,394,267	104,505,667

Distributions declared per share	$0.80	$0.80	$0.83

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Statements of Changes in Net Assets

(in thousands, except share amounts)

	Year Ended December 31,
	2015	2014	2013
Operations
Net investment income	$176,688	$130,126	$49,935
Net realized gains on investments, derivative instruments and foreign currency transactions	50,657	18,997	28,047
Net change in unrealized appreciation (depreciation) on investments, derivative instruments and foreign currency translation	(265,552)	(64,806)	26,975

Net increase (decrease) in net assets resulting from operations	(38,207)	84,317	104,957

Distributions to shareholders from
Net investment income	(176,688)	(130,126)	(49,935)
Net realized gains	(28,356)	(11,892)	(28,047)
Distributions in excess of net investment income (Note 8)	—	—	(9,023)

Net decrease in net assets resulting from shareholders’ distributions	(205,044)	(142,018)	(87,005)

Capital share transactions
Issuance of shares of common stock	618,505	709,070	770,595
Reinvestment of shareholders’ distributions	105,363	80,646	36,605
Repurchase of shares of common stock	(32,416)	(16,628)	(6,202)

Net increase in net assets resulting from capital share transactions	691,452	773,088	800,998

Total increase in net assets	448,201	715,387	818,950
Net assets at beginning of year	2,145,821	1,430,434	611,484

Net assets at end of year	$2,594,022	$2,145,821	$1,430,434

Capital share activity
Shares issued from subscriptions	63,742,355	69,802,396	77,259,720
Shares issued from reinvestment of distributions	10,950,275	7,952,695	3,664,801
Shares repurchased	(3,394,021)	(1,647,464)	(628,858)

Net increase in shares outstanding	71,298,609	76,107,627	80,295,663

Undistributed (distributions in excess of) net investment income at end of year	$67,248	$9,099	$(5,896)

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2015	2014	2013
Operating Activities:
Net increase (decrease) in net assets resulting from operations	$(38,207)	$84,317	$104,957
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Purchases of investments	(2,068,738)	(1,899,447)	(2,090,370)
Increase (decrease) in payable for investments purchased	(34,888)	(66,149)	28,618
Payment-in-kind interest capitalized	(29,730)	(35,041)	(9,318)
Proceeds from sales of investments	303,077	500,294	807,216
Proceeds from principal payments	539,295	557,927	117,879
Net realized (gains) losses on investments	29,310	(17,594)	(20,042)
Net change in unrealized (appreciation) depreciation on investments	232,449	104,589	(31,027)
Net change in unrealized (appreciation) depreciation on derivative instruments	34,881	(38,320)	2,522
Net change in unrealized (appreciation) depreciation on foreign currency translation	(1,778)	(1,463)	1,530
Amortization of premium/discount, net	(7,353)	(6,430)	(1,539)
Amortization of deferred financing costs	3,233	2,934	1,178
Accretion of discount on term loan payable	384	228	—
Decrease (increase) in short-term investments, net	(6,442)	149,274	(136,700)
Decrease (increase) in collateral on deposit with custodian	(26,940)	(78,199)	50,473
Increase in dividends and interest receivable	(13,973)	(6,987)	(16,331)
Decrease (increase) in receivable for investments sold	(25,693)	46,453	(8,749)
Increase in principal receivable	(814)	(625)	(332)
Increase in receivable from advisors	(181)	—	—
Decrease (increase) in other assets	421	283	(1,307)
Increase in accrued investment advisory fees	1,784	1,139	2,391
Increase (decrease) in accrued performance-based incentive fees	(4,359)	(11,305)	14,325
Increase in other accrued expenses and liabilities	2,249	96	835

Net cash used in operating activities	(1,112,013)	(714,026)	(1,183,791)

Financing Activities:
Proceeds from issuance of shares of common stock	618,505	709,070	770,595
Payments on repurchases of shares of common stock	(32,416)	(16,628)	(6,202)
Distributions paid	(99,681)	(76,295)	(35,477)
Borrowings under term loan payable	—	398,000	—
Repayments under term loan payable	(4,000)	(3,000)	—
Borrowings under revolving credit facilities	1,114,792	692,000	710,560
Repayments of revolving credit facilities	(459,450)	(1,020,331)	(164,400)
Deferred financing costs paid	(3,556)	(7,989)	(5,386)

Net cash provided by financing activities	1,134,194	674,827	1,269,690

Effect of exchange rate changes on cash	46	(29)	—

Net increase (decrease) in cash	22,227	(39,228)	85,899
Cash and cash denominated in foreign currency, beginning of year	46,977	86,205	306

Cash and cash denominated in foreign currency, end of year	$69,204	$46,977	$86,205

Supplemental disclosure of cash flow information and non-cash financing activities:
Cash paid for interest	$32,041	$22,839	$7,450

Distributions reinvested	$105,363	$80,646	$36,605

Deferred financing costs accrued in other expenses and liabilities	$—	$255	$65

Distributions payable	$—	$—	$14,923

Taxes paid, including excise tax	$2,047	—	—

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)	Cost (d)	Fair Value
Senior Secured Loans—First Lien—61.5%
Abaco Systems, Inc.	(e)(f)	Capital Goods	L + 600	1.00%	12/7/2021	$106,016	$101,282	$101,245
ABILITY Network, Inc.	(e)(g)	Health Care Equipment & Services	L + 500	1.00%	5/14/2021	19,962	19,785	19,762
Agro Merchants NAI Holdings, LLC	(e)(f)	Transportation	L + 700	1.00%	10/1/2020	71,696	70,998	70,132
Algeco/Scotsman (LUX)	(h)(i)(j)(f)(k)	Consumer Durables & Apparel	15.75% PIK		5/1/2018	35,983	32,642	6,273
AltEn, LLC	(f)(j)(k)(l)(m)	Energy	L + 900 PIK	1.00%	9/12/2018	33,055	29,834	9,353
American Freight, Inc.	(e)(f)	Retailing	L + 625	1.00%	10/31/2020	32,363	32,227	31,978
Amtek Global Technology Pte. Ltd. (SGP)	(f)(h)(i)(n)(EUR)	Automobiles & Components	E + 900	1.00%	11/10/2019	€59,707	60,594	58,235
	(f)(h)(i)(n)(EUR)		E + 900	1.00%	11/10/2019	61,150	62,059	59,642
	(f)(h)(i)(n)(EUR)		E + 900	1.00%	11/10/2019	8,515	8,641	8,305
Applied Systems, Inc.	(e)(g)	Software & Services	L + 325	1.00%	1/25/2021	$648	644	637
Belk, Inc.	(e)	Retailing	L + 475	1.00%	11/18/2022	4,230	4,030	3,744
BeyondTrust Software, Inc.	(e)(f)	Software & Services	L + 700	1.00%	9/25/2019	12,882	12,768	12,477
BRG Sports, Inc.	(l)	Consumer Durables & Apparel	L + 550	1.00%	4/15/2021	3,869	3,807	3,826
Caesars Entertainment Operating Co., Inc.	(e)(g)(i)(k)	Consumer Services	L + 725		3/1/2017	10,800	10,164	9,639
California Pizza Kitchen, Inc.	(e)(g)	Food & Staples Retailing	L + 425	1.00%	3/29/2018	17,012	16,471	15,800

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)	Cost (d)	Fair Value
Casual Dining Bidco Limited	(f)(h)(i)(w)(GBP)	Consumer Services	L + 825		12/11/2020	£40,546	$60,143	$58,279
Charlotte Russe, Inc.	(e)	Retailing	L + 550	1.25%	5/22/2019	$4,478	4,457	3,119
	(e)		L + 550	1.25%	5/22/2019	18,291	18,155	12,895
CityCenter Holdings, LLC	(g)(l)	Real Estate	L + 325	1.00%	10/16/2020	5,773	5,729	5,742
David’s Bridal, Inc.	(e)(g)	Retailing	L + 400	1.25%	10/11/2019	8,368	8,170	6,971
Distribution International, Inc.	(g)(l)	Retailing	L + 500	1.00%	12/10/2021	6,359	6,303	5,914
EagleView Technology Corp.	(e)	Software & Services	L + 425	1.00%	7/15/2022	6,930	6,864	6,794
Emerald Performance Materials, LLC	(g)(l)	Materials	L + 350	1.00%	7/30/2021	635	632	624
Exemplis Corp.	(e)(f)	Commercial & Professional Services	L + 650	1.00%	3/23/2022	67,777	67,163	67,974
Football Association of Ireland (IRL)	(f)(h)(i)(EUR)	Consumer Durables & Apparel	6.40%		12/20/2020	€41,615	55,884	46,258
Greystone & Co., Inc.	(e)(f)	Diversified Financials	L + 800	1.00%	3/26/2021	$33,581	33,107	32,228
Grocery Outlet, Inc.	(e)(g)	Food & Staples Retailing	L + 375	1.00%	10/21/2021	2,953	2,962	2,849
Gymboree Corp.	(e)	Retailing	L + 350	1.50%	2/23/2018	11,892	10,958	6,142
Hanson Building Products North America	(e)(g)(i)	Materials	L + 550	1.00%	3/13/2022	22,995	22,802	22,363
Harbor Freight Tools USA, Inc.	(e)(g)	Capital Goods	L + 375	1.00%	7/26/2019	2,823	2,828	2,824
Hillman Group, Inc.	(e)(g)	Consumer Durables & Apparel	L + 350	1.00%	6/30/2021	829	831	804

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)	Fair Value
iPayment, Inc.	(e)(g)	Software & Services	L + 525	1.50%	5/8/2017		$29,163	$29,016	$28,037
Jacuzzi Brands, Inc.	(e)(f)	Capital Goods	L + 650	1.25%	7/3/2019		18,200	17,960	18,054
Jacuzzi Brands, Inc. (LUX)	(e)(f)(h)	Capital Goods	L + 650	1.25%	7/3/2019		20,118	19,853	19,956
KeyPoint Government Solutions, Inc.	(e)(f)	Capital Goods	L + 650	1.25%	11/13/2017		32,217	31,949	32,242
Keystone Australia Holdings, Pty. Ltd. (AUS)	(f)(h)(i)(AUD)	Consumer Services	15.00%		8/7/2019	A$	31,021	29,176	21,471
Koosharem, LLC	(e)(g)	Commercial & Professional Services	L + 650	1.00%	5/15/2020		$42,645	42,283	40,087
Kurt Geiger Ltd. (GBR)	(f)(h)(i)(j)(GBP)	Consumer Durables & Apparel	10.00% 1.00% PIK		4/8/2019		£47,339	78,021	71,880
Marshall Retail Group, LLC	(e)(f)	Retailing	L + 600	1.00%	8/25/2020		$16,636	16,483	15,088
MCS AMS Sub-Holdings, LLC (e)		Commercial & Professional Services	L + 650	1.00%	10/15/2019		26,981	26,353	22,124
MSX International, Inc.	(e)	Software & Services	L + 500	1.00%	8/18/2020		2,368	2,270	2,362
Neiman Marcus Group, LLC	(e)(g)	Retailing	L + 325	1.00%	10/25/2020		4,926	4,863	4,374
New Enterprise Stone & Lime Co., Inc.	(e)(f)	Capital Goods	L + 700	1.00%	2/12/2019		56,298	56,298	55,234
Nine West Holdings, Inc.	(e)(g)	Consumer Durables & Apparel	L + 375	1.00%	10/8/2019		13,417	13,214	9,486
NMI Holdings, Inc.	(f)(i)(o)	Insurance	L + 750	1.00%	11/15/2018		37,810	37,447	37,610
P & L Development, LLC	(f)(j)(l)	Pharmaceuticals, Biotechnology & Life Sciences	L + 750 1.00% PIK		5/1/2020		56,305	55,805	53,634

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)	Cost (d)	Fair Value
Pacific Union Financial, LLC	(f)(l)	Diversified Financials	L + 800	1.00%	5/31/2019	$60,650	$59,793	$58,703
Paradigm Acquisition Corp.	(e)	Health Care Equipment & Services	L + 500	1.00%	6/2/2022	11,036	10,881	10,833
Payless, Inc.	(e)(f)	Retailing	L + 625	1.00%	3/2/2019	12,973	12,771	12,766
Petroplex Acidizing, Inc.	(e)(f)(j)	Energy	L + 625 1.75% PIK	1.00%	12/4/2019	36,623	36,173	28,473
Plaskolite, LLC	(e)(g)	Materials	L + 475	1.00%	11/3/2022	3,250	3,218	3,234
Proserv Acquisition, LLC	(e)(i)	Energy	L + 538	1.00%	12/22/2021	27,309	21,576	19,344
Proserv Acquisition, LLC (GBR)	(e)(h)(i)	Energy	L + 538	1.00%	12/22/2021	16,029	12,663	11,354
Raley’s	(e)	Food & Staples Retailing	L + 625	1.00%	4/10/2022	29,216	28,259	29,070
RedPrairie Corp.	(e)(g)	Software & Services	L + 500	1.00%	12/21/2018	26,276	25,400	23,498
Riverbed Technology, Inc.	(e)(g)	Technology Hardware & Equipment	L + 500	1.00%	4/24/2022	7,672	7,636	7,652
SARquavitae Servicios a la Dependencia, S.L. (LUX)	(f)(h)(i)(n)(EUR)	Health Care Equipment & Services	E + 800	1.00%	9/30/2022	€3,131	3,226	3,304
	(f)(h)(i)(n)(EUR)		E + 800	1.00%	9/30/2022	14,306	14,741	15,096
	(f)(h)(i)(n)(EUR)		E + 800	1.00%	9/30/2022	28,297	29,158	29,861
TIBCO Software, Inc.	(g)(l)	Software & Services	L + 550	1.00%	12/4/2020	$57,661	56,102	52,543
Traverse Midstream Partners, LLC	(f)(l)	Energy	L + 1000	1.00%	11/10/2020	17,611	17,267	16,301
TTM Technologies, Inc.	(e)(i)	Technology Hardware & Equipment	L + 500	1.00%	5/31/2021	11,950	11,562	10,845

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
Tweddle Group, Inc.	(e)(f)	Automobiles & Components	L + 675	1.00%	4/7/2020	$42,905	$	42,069	$	42,590
Waste Pro USA, Inc.	(e)(f)	Transportation	L + 750	1.00%	10/15/2020	36,314		36,314		35,891
Willbros Group, Inc.	(e)(f)	Energy	L + 975	1.25%	12/15/2019	26,467		26,467		25,686
Z Gallerie, Inc.	(e)(f)	Retailing	L + 650	1.00%	10/8/2020	32,273		31,962		32,157
Total Senior Secured Loans—First Lien							$	1,721,163	$	1,593,668

Senior Secured Loans - Second Lien—42.4%
Abaco Systems, Inc.	(e)(f)	Capital Goods	L + 1050	1.00%	6/7/2022	$63,371	$	62,107	$	62,104
Angelica Corp.	(e)(f)	Health Care Equipment & Services	L + 875	1.25%	8/20/2019	50,869		50,869		44,179
Applied Systems, Inc.	(e)(g)	Software & Services	L + 650	1.00%	1/24/2022	36,703		36,953		34,134
Belk, Inc.	(f)	Retailing	10.50%		6/12/2023	99,615		97,627		95,730
Brake Bros Ltd. (GBR)	(h)(i)(j)(w)(GBP)	Food & Staples Retailing	L + 325 3.00% PIK		3/12/2017	£3,480		5,014		5,130
BRG Sports, Inc.	(l)	Consumer Durables & Apparel	L + 925	1.00%	4/15/2022	$23,855		23,678		21,947
CPI International, Inc.	(e)(f)	Capital Goods	L + 700	1.00%	9/16/2017	28,000		27,504		27,175
CTI Foods Holding Co., LLC	(e)	Food, Beverage & Tobacco	L + 725	1.00%	6/28/2021	23,219		22,954		21,129
Deltek, Inc.	(e)(g)	Software & Services	L + 850	1.00%	6/17/2023	62,369		61,775		61,823
EagleView Technology Corp.	(e)	Software & Services	L + 825	1.00%	7/14/2023	33,000		32,522		31,639

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
Emerald Performance Materials, LLC	(g)(l)	Materials	L + 675	1.00%	8/1/2022	$2,041	$	2,032	$	1,939
Excelitas Technologies Corp.	(e)(f)(j)	Technology Hardware & Equipment	L + 975 3.00% PIK	1.00%	4/29/2021	110,862		110,862		102,760
Genoa, a QoL Healthcare Co., LLC	(e)	Health Care Equipment & Services	L + 775	1.00%	4/28/2023	6,403		6,342		6,019
Greenway Medical Technologies	(e)	Health Care Equipment & Services	L + 825	1.00%	11/4/2021	23,057		22,779		22,135
Grocery Outlet, Inc.	(e)(g)	Food & Staples Retailing	L + 825	1.00%	10/21/2022	49,688		48,285		49,005
Gruppo Argenta S.p.A. (LUX)	(f)(h)(i)(j)(EUR)	Retailing	12.00% PIK		1/31/2019	€25,598		29,189		24,415
	(f)(h)(i)(j)(EUR)		12.00% PIK		1/31/2019	3,485		3,747		3,324
Gypsum Management & Supply, Inc.	(e)(g)	Capital Goods	L + 675	1.00%	4/1/2022	$14,802		14,411		13,886
iParadigms Holdings, LLC	(e)	Software & Services	L + 725	1.00%	7/29/2022	24,366		24,205		23,879
Learfield Communications, Inc.	(e)	Media	L + 775	1.00%	10/8/2021	26,434		26,620		26,170
Lightower Fiber, LLC	(e)(g)	Telecommunication Services	L + 675	1.25%	4/12/2021	29,022		28,565		28,097
Maxim Crane, LP	(g)(l)	Capital Goods	L + 925	1.00%	11/26/2018	970		988		960
Misys Ltd. (GBR)	(g)(h)(i)	Software & Services	12.00%		6/12/2019	3,000		3,259		3,215
NEP Group, Inc.	(e)(g)	Media	L + 875	1.25%	7/22/2020	1,150		1,116		1,087
NewWave Communications	(e)	Media	L + 800	1.00%	10/30/2020	13,712		13,678		13,370
P2 Energy Solutions, Inc.	(e)(i)	Software & Services	L + 800	1.00%	4/30/2021	74,312		72,439		62,236
	(e)(g)(i)		L + 800	1.00%	4/30/2021	9,283		9,210		7,774

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
Petrochoice Holdings, Inc.	(f)(l)	Capital Goods	L + 875	1.00%	8/21/2023	$50,000	$	49,024	$	47,943
Plaskolite, LLC	(e)(f)	Materials	L + 825	1.00%	9/14/2023	29,350		28,410		27,990
Polyconcept Finance B.V. (NLD)	(f)(h)(i)(l)	Consumer Durables & Apparel	L + 875	1.25%	6/28/2020	46,727		46,727		45,852
Progressive Solutions	(l)	Health Care Equipment & Services	L + 850	1.00%	10/22/2021	17,145		17,007		16,974
RedPrairie Corp.	(e)	Software & Services	L + 1000	1.25%	12/21/2019	39,868		37,602		32,925
Safety Technology Holdings, Inc.	(e)(f)	Technology Hardware & Equipment	L + 825	1.00%	6/2/2020	30,402		29,834		30,244
SI Organization, Inc.	(e)	Capital Goods	L + 800	1.00%	5/23/2020	56,000		55,558		55,020
Talbots, Inc.	(e)(g)	Retailing	L + 850	1.00%	3/19/2021	8,022		7,993		7,567
Valeo Foods Group Ltd. (IRL)	(f)(h)(i)(x)(GBP)	Food, Beverage & Tobacco	L + 800	1.00%	5/8/2023	£29,125		43,633		41,005
Total Senior Secured Loans—Second Lien							$	1,154,518	$	1,100,781

Senior Secured Bonds—7.1%
Altice International S.A.R.L. (LUX)	(h)(i)(r)(s)	Media	6.63%		2/15/2023	$1,420	$	1,420	$	1,402
Artesyn Technologies, Inc.	(g)(r)(s)	Technology Hardware & Equipment	9.75%		10/15/2020	24,387		23,937		21,643
Guitar Center, Inc.	(r)(s)	Retailing	6.50%		4/15/2019	27,739		27,336		23,578
Hot Topic, Inc.	(r)(s)	Consumer Durables & Apparel	9.25%		6/15/2021	887		961		785

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
iPayment, Inc.	(r)(s)	Software & Services	9.50%		12/15/2019	$8,597	$	8,597	$	8,919
Louisiana Public Facilities Authority	(f)(k)	Energy	11.50%		1/1/2020	34,330		33,586		32,946
	(f)(k)(r)		L + 1000		1/1/2020	10,650		10,650		10,159
NESCO, LLC	(r)(s)	Capital Goods	6.88%		2/15/2021	12,190		8,153		7,314
New Enterprise Stone & Lime Co., Inc.	(j)(s)	Capital Goods	7.00% 6.00% PIK		3/15/2018	36,933		39,189		37,672
OAG Holdings, LLC	(f)(j)	Energy	8.00% 2.00% PIK		12/20/2020	20,834		18,376		2,879
Rockport Group, LLC	(f)	Consumer Durables & Apparel	9.50%		7/31/2022	28,516		27,836		27,173
SquareTwo Financial Corp.	(k)(s)	Banks	11.63%		4/1/2017	16,044		15,885		8,824
Towergate (GBR)	(h)(i)(s)(GBP)	Insurance	8.75%		4/2/2020	£936		1,424		1,215
Total Senior Secured Bonds							$	217,350	$	184,509

Total Senior Debt							$	3,093,031	$	2,878,958

Subordinated Debt—17.6%
Alion Science & Technology Corp.	(f)(r)	Capital Goods	11.00%		8/19/2022	$68,603	$	67,598	$	64,606
Block Communications, Inc.	(r)(s)	Media	7.25%		2/1/2020	463		473		461
Builders FirstSource, Inc.	(i)(r)(s)	Capital Goods	10.75%		8/15/2023	15,522		15,522		15,405
Cemex Materials, LLC	(r)(s)	Materials	7.70%		7/21/2025	58,454		62,281		55,209
See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
Cequel Communications Holdings, LLC	(r)(s)	Media	5.13%		12/15/2021	$20,751	$	20,536	$	18,676
	(i)(r)(s)		7.75%		7/15/2025	20,456		20,135		18,717
CHS/Community Health Systems, Inc.	(i)(s)	Health Care Equipment & Services	6.88%		2/1/2022	114		114		108
Datatel, Inc.	(r)(s)	Software & Services	9.00%		9/30/2023	3,120		3,014		3,015
Essar Steel Algoma, Inc. (CAN)	(h)(i)(j)(k)(s)	Materials	14.00% PIK		2/13/2020	5,069		4,383		1
Exemplis Corp.	(e)(f)(j)	Commercial & Professional Services	L + 700 2.00% PIK		3/23/2020	25,167		25,167		24,854
GCI, Inc.	(s)	Telecommunication Services	6.75%		6/1/2021	2,430		2,424		2,466
	(s)		6.88%		4/15/2025	30,141		29,979		30,819
Global Closure Systems (FRA)	(f)(h)(i)(j)(EUR)	Materials	13.00% PIK		11/15/2019	€22,936		29,782		25,175
Gruppo Argenta S.p.A. (LUX)	(f)(h)(i)(j)(EUR)	Retailing	15.00% PIK		11/11/2018	773		1,035		658
Hilding Anders (SWE)	(f)(h)(i)(j)(m)(EUR)	Consumer Durables & Apparel	13.00% PIK		6/30/2021	105,174		125,732		92,984
	(f)(h)(i)(j)(k)(m)(EUR)		12.00% PIK		12/31/2023	19,813		939		0
	(f)(h)(i)(j)(k)(m)(EUR)		18.00% PIK		12/31/2024	9,860		8,485		1,489
Hillman Group, Inc.	(r)(s)	Consumer Durables & Apparel	6.38%		7/15/2022	$3,953		3,812		3,281
Hot Topic, Inc.	(j)(r)(s)	Consumer Durables & Apparel	12.00%		5/15/2019	9,662		9,616		8,068
IMS Health, Inc.	(i)(r)(s)	Health Care Equipment & Services	6.00%		11/1/2020	9,513		9,880		9,798
JC Penney Corp., Inc.	(i)(s)	Retailing	5.65%		6/1/2020	8,440		6,069		6,752

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
Kenan Advantage Group, Inc.	(r)(s)	Transportation	7.88%		7/31/2023	$30,097	$	30,097	$	29,909
Lightower Fiber, LLC	(f)	Telecommunication Services	10.00%		2/12/2022	11,555		11,324		11,187
	(f)(j)		12.00% PIK		8/12/2025	8,531		8,362		8,112
Platform Specialty Products Corp.	(i)(r)	Materials	10.38%		5/1/2021	7,813		7,813		7,793
TIBCO Software, Inc.	(r)(s)	Software & Services	11.38%		12/1/2021	21,219		20,729		17,744
Total Subordinated Debt							$	525,301	$	457,287

Structured Products—4.5%
Comet Aircraft S.A.R.L. (LUX), Common Shares	(f)(h)(i)(t)	Capital Goods				$49,618	$	49,618	$	52,126
Guardian Investors, LLC, Membership Interest	(f)(i)(t)	Diversified Financials				N/A		10,429		11,821
Innovating Partners, LLC, Membership Interest	(f)(i)(t)	Diversified Financials				N/A		13,872		16,826
KKR BPT Holdings Aggregator, LLC, Membership Interest	(f)(i)(t)*	Diversified Financials				N/A		9,500		7,125
Trade Finance Funding I, Ltd. 2013-1A Class B (CYM)	(f)(h)(i)(r)	Diversified Financials	10.75%		11/13/2018	28,221		28,221		28,310
Total Structured Products							$	111,640	$	116,208

Equity/Other—10.4%
Alion Science & Technology Corp., Membership Interest	(f)*	Capital Goods				N/A	$	7,350	$	7,955
AltEn, LLC, Membership Units	(f)(m)*	Energy				2,384		2,955		—
Amtek Global Technology Pte. Ltd. (SGP), Warrants	(f)(h)(i)*(EUR)	Automobiles & Components			12/31/2017	9,991		4,636		4,551
	(f)(h)(i)*(EUR)				12/31/2018	9,991		4,785		4,754

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date		No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
Belk, Inc., Common Stock	(f)*	Retailing					1,642	$	9,961	$	9,510
Cengage Learning Holdings II, LP, Common Stock		Media					227,802		7,529		5,239
Education Management Corp., Common Stock	(f)*	Consumer Services			1/5/2022		3,779,591		1,047		—
Education Management Corp., Warrants	(f)*						2,320,791		371		—
Excelitas Technologies Corp., Class A Membership Interest	(f)*	Technology Hardware & Equipment					N/A		5,636		3,199
GA Capital Specialty Lending Fund, Limited Partnership Interest	(f)(i)	Diversified Financials					N/A		33,881		33,881
Genesys Telecommunications Laboratories, Inc., Common Stock	(f)*	Software & Services					5,775		449		712
Global Closure Systems (FRA), Limited Partnership Interest	(f)(h)(i)*(EUR)	Materials					N/A		823		1,911
Gruppo Argenta S.p.A. (LUX), Warrants	(f)(h)(i)*(EUR)	Retailing			(y	)	225,289		5,342		2,332
Hilding Anders (SWE), Class A Common Stock	(f)(h)(i)(m)*(SEK)	Consumer Durables & Apparel			12/31/2020		1,394,288		132		—
Hilding Anders (SWE), Class B Common Stock	(f)(h)(i)(m)*(SEK)						260,253		25		—
Hilding Anders (SWE), Equity Options	(f)(h)(i)(m)*(SEK)						236,160,807		14,988		213
Home Partners of America, Inc., Common Stock	(f)(m)*	Real Estate					73,500		73,208		76,608
Home Partners of America, Inc., Warrants	(f)(m)*				8/7/2024		2,675		292		370
iPayment, Inc., Common Stock	(f)*	Software & Services					538,144		1,988		2,296

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date		No. Shares/ Principal Amount (c)	Cost (d)		Fair Value
Jones Apparel Group Holdings, Inc., Common Stock	(f)*	Consumer Durables & Apparel					5,451	$872	$	2,289
Keystone Australia Holdings, Pty. Ltd. (AUS), Warrants	(f)(h)(i)*(AUD)	Consumer Services			(y	)	1,588,469	1,019		—
Kurt Geiger Ltd. (GBR), Common Stock	(f)(h)(i)	Consumer Durables & Apparel					5,451	65		14,272
Nine West Holdings, Inc., Common Stock	(f)*	Consumer Durables & Apparel					5,451	6,541		82
OAG Holdings, LLC, Overriding Royalty Interest	(f)	Energy					N/A	2,354		—
Orchard Marine, Ltd. (VGB), Class B Common Stock	(f)(h)(i)(m)*	Transportation					1,964	3,069		—
Orchard Marine, Ltd. (VGB), Series A Preferred Stock	(f)(h)(i)(m)		9.00%				43,945	42,987		38,082
Star Mountain SMB Multi-Manager Credit Platform, LP, Limited Partnership Interest(f)(i)		Diversified Financials					N/A	42,756		42,926
Stuart Weitzman, Inc., Other	(f)	Consumer Durables & Apparel					N/A	—		1,127
SUN NewCo, Common Shares A	(f)(i)*(GBP)	Insurance					16,450	—		—
SUN NewCo, Preference B Shares	(f)(i)*(GBP)						6,113,719	9,065		9,752
Towergate (GBR), Ordinary Shares	(f)(h)(i)*(GBP)	Insurance					116,814	173		186
Willbros Group, Inc., Common Stock	*	Energy					2,810,814	7,760		7,561
Total Equity/Other								$292,059	$	269,808

Total Investments, excluding Short Term Investments — 143.5%								$4,022,031	$	3,722,261

Short Term Investments—0.3%
Goldman Sachs Financial Square Funds—Prime Obligations Fund FST Preferred Shares	(g)(u)		0.14%				3,669,013	$3,669	$	3,669

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
State Street Institutional Liquid Reserves Fund, Premier Class	(u)		0.23%			3,401,999	$	3,402	$	3,402
Total Short Term Investments							$	7,071	$	7,071

TOTAL INVESTMENTS — 143.8%(v)							$	4,029,102	$	3,729,332

LIABILITIES IN EXCESS OF OTHER ASSETS—(43.8%)										(1,135,310)
NET ASSETS—100.0%									$	2,594,022

Collateral on Deposit with Custodian—5.5%
Bank of Nova Scotia— Certificate of Deposit			0.51%		3/31/2016	142,640	$	142,640		142,640
Total Collateral on Deposit with Custodian							$	142,640	$	142,640

Derivative Instruments (Note 4)—0.1%
Cross Currency Swaps	(i)						$	—	$	7,943
Foreign currency forward contracts	(i)						$	—		1,717
Interest rate swaps	(i)						$	—		6,021
Total return swaps	(f)(i)						$	—	$	(13,562)
Total Derivative Instruments							$	—	$	2,119

*	Non-income producing security.

(a)	Security may be an obligation of one or more entities affiliated with the named company.

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

(b)	Non-controlled/non-affiliated investments as defined by the Investment Company Act of 1940, as amended (“1940 Act”), unless otherwise indicated. Non-controlled/non-affiliated investments are investments that are neither controlled investments nor affiliated investments.

(c)	Denominated in U.S. dollars unless otherwise noted.

(d)	Represents amortized cost for debt securities and cost for common stocks translated to U.S. dollars.

(e)	The interest rate on these investments is subject to a base rate of 3-Month LIBOR, which at December 31, 2015 was 0.61%. The current base rate for each investment may be different from the reference rate on December 31, 2015.

(f)	Investments classified as Level 3 whereby fair value was determined by the Company’s Board of Directors (see Note 2).

(g)	Security or portion thereof was held within CCT Funding, LLC and was pledged as collateral supporting the amounts outstanding under the revolving credit facility with Deutsche Bank as of December 31, 2015.

(h)	A portfolio company domiciled in a foreign country. The jurisdiction of the security issuer may be a different country than the domicile of the portfolio company.

(i)	The investment is not a qualifying asset as defined in Section 55(a) under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The Company calculates its compliance with the qualifying assets test on a “look through” basis by disregarding the value of the Company’s total return swaps and treating each loan underlying the total return swaps as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 72.7% of the Company’s total assets represented qualifying assets as of December 31, 2015.

(j)	The interest rate on these investments contains a PIK provision, whereby the issuer has either the option or the obligation to make interest payments with the issuance of additional securities. The interest rate in the schedule represents the current interest rate in effect for these investments. The following table provides additional details on these PIK investments, including the maximum PIK interest rate allowed under the existing credit agreements.

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

			Year Ended December 31, 2015
PIK Security Name	Local Currency	Local Par as of December 31, 2014	Local Par Additions	Local Par Capitalized PIK	Local Par Reductions	Local Par as of December 31, 2015	Total Current Interest Rate	Current PIK Rate	Maximum Current PIK Rate
Algeco/Scotsman—15.75% PIK	USD	30,859	—	5,124	—	35,983	15.75%	15.75%	15.75%
AltEn, LLC – L + 900 PIK	USD	29,610	2,665	780	—	33,055	L + 900	L+900	L+900
Brake Bros Ltd. – L + 325, 3.00% PIK	GBP	8,912	—	239	(5,671)	3,480	L + 625	3.00%	3.00%
Datatel, Inc. – 9.63%	USD	9,287	1,438	—	(10,725)	—	N/A	N/A	N/A
Eagle Midco, Inc. – 9.00%	USD	31,796	—	—	(31,796)	—	N/A	N/A	N/A
Education Management, LLC—16.00% PIK	USD	1,403	—	—	(1,403)	—	N/A	N/A	N/A
Essar Steel Algoma, Inc. – 14.00% PIK	USD	4,570	—	499	—	5,069	14.00%	14.00%	14.00%
Excelitas Technologies Corp. – L + 975, 3.00% PIK	USD	108,997	—	1,865	—	110,862	L + 1275	3.00%	3.00%
Exemplis Corp.—L + 700, 2.00% PIK	USD	—	25,000	370	(203)	25,167	L + 900	2.00%	2.00%
Global Closure Systems—13.00% PIK	EUR	20,221	—	2,715	—	22,936	13.00%	13.00%	13.00%
Gruppo Argenta S.p.A.—15.00% PIK	EUR	684	—	89	—	773	15.00%	15.00%	15.00%
Gruppo Argenta S.p.A.—12.00% PIK	EUR	22,754	—	2,844	—	25,598	12.00%	12.00%	12.00%
Gruppo Argenta S.p.A.—12.00% PIK	EUR	3,205	—	280	—	3,485	12.00%	12.00%	12.00%
Hilding Anders—18.00% PIK	EUR	8,331	—	1,529	—	9,860	18.00%	18.00%	18.00%
Hilding Anders—13.00% PIK	EUR	92,571	—	12,603	—	105,174	13.00%	13.00%	13.00%
Hilding Anders—12.00% PIK	EUR	17,653	—	2,160	—	19,813	12.00%	12.00%	12.00%
Hot Topic, Inc. – 12.00%	USD	8,113	2,419	—	(870)	9,662	12.00%	0.00%	12.75%
Kurt Geiger Ltd.—10.00%, 1.00% PIK	GBP	46,862	—	477	—	47,339	11.00%	1.00%	1.00%
Lightower FibeR, LLC – 12.00%	USD	—	8,531	—	—	8,531	12.00%	12.00%	12.00%
New Enterprise Stone & Lime Co., Inc.—7.00%, 6.00% PIK	USD	10,841	50,397	1,455	(25,760)	36,933	13.00%	6.00%	12.00%
OAG Holdings, LLC – 10.00% PIK	USD	20,417	—	417	—	20,834	10.00%	2.00%	2.00%
P & L Development, LLC—L + 750, 1.00% PIK	USD	—	56,205	381	(281)	56,305	L + 850	1.00%	1.00%
Petroplex Acidizing, Inc. – L + 625, 1.75% PIK	USD	36,438	—	185	—	36,623	L + 800	1.75%	1.75%
Pharmaceutical Product Development, Inc. – 9.38%	USD	5,151	—	—	(5,151)	—	N/A	N/A	N/A
Stuart Weitzman, Inc. – 11.50%	USD	56,918	—	—	(56,918)	—	N/A	N/A	N/A
The TelX Group, Inc.—13.50% PIK	USD	3,457	—	232	(3,689)	—	N/A	N/A	N/A
Towergate Finance PLC – 10.0% PIK	GBP	—	1,325	10	(1,335)	—	N/A	N/A	N/A

(k)	Investment was on non-accrual status as of December 31, 2015.

(l)	The interest rate on these investments is subject to a base rate of 1-Month LIBOR, which at December 31, 2015 was 0.43%. The current base rate for each investment may be different from the reference rate on December 31, 2015.

(m)	Affiliated investment as defined by the 1940 Act, whereby the Company owns between 5% and 25% of the portfolio company’s outstanding voting securities and the investments are not classified as controlled investments. The aggregate fair value of non-controlled, affiliated investments at December 31, 2015 represented 8.5% of the Company’s net assets. Fair value as of December 31, 2015 and 2014 along with transactions during the year ended December 31, 2015 in these affiliated investments were as follows (amounts in thousands):

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

		Year Ended December 31, 2015				Year Ended December 31, 2015
Non-Controlled, Affiliated Investments	Fair Value at December 31, 2014	Gross Additions (Cost)*	Gross Reductions (Cost)**	Net Unrealized Gain (Loss)	Fair Value at December 31, 2015	Net Realized Gain (Loss)	Interest Income***	Fee Income	Dividend Income
AltEn, LLC
Common Stock	$2,787	$-	$-	$(2,787)	$-	$-	$-	$-	$-
Term Loan	25,792	3,011	-	(19,450)	9,353	-	2,237	-	-
Hilding Anders
Subordinated Debt	110,973	14,867	-	(31,367)	94,473	-	13,549	-	-
Class A Common Stock	257	-	-	(257)	-	-	-	-	-
Class B Common Stock	48	-	-	(48)	-	-	-	-	-
Equity Options	11,724	-	-	(11,511)	213	-	-	-	-
Home Partners of America, Inc.
Common Stock	22,223	51,267	-	3,118	76,608	-	-	-	-
Warrants	78	215	-	77	370	-	-	-	-
Warrants Delivery Rights	32	-	(32)	-	-	-	-	-	-
Orchard Marine, Ltd.
Class B Common Stock	3,001	-	-	(3,001)	-	-	-	-	-
Series A Preferred Stock	23,760	19,395	-	(5,073)	38,082	-	-	-	1,505
VSK Holdings, Ltd.
Class B Preferred Shares	2,597	-	-	(2,597)	-	-	-	-	-

Totals	$203,272	$88,755	$(32)	$(72,896)	$219,099	$-	$15,786	$-	$1,505

*	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

**	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

***	Includes payment-in-kind interest income.

(n)	The interest rate on these investments is subject to the base rate of 3-Month EURIBOR, which at December 31, 2015 was -0.13%. The current base rate for each investment may be different from the reference rate on December 31, 2015.

(o)	The interest rate on these investments is subject to a base rate of 6-Month LIBOR, which at December 31, 2015 was 0.85%. The current base rate for each investment may be different from the reference rate on December 31, 2015.

(p)	Position or portion thereof unsettled as of December 31, 2015.

(q)	The interest rate on these investments is subject to the base rate of 1-Month EURIBOR, which at December 31, 2015 was -0.21%. The current base rate for each investment may be different from the reference rate on December 31, 2015.

(r)	This security was acquired in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144A thereunder. This security may be resold only in transactions that are exempt from the registration requirements of the Securities Act, normally to qualified institutional buyers.

(s)	Security or portion thereof is held within Paris Funding, LLC and is pledged as collateral supporting the amounts outstanding under the committed facility agreement with BNP Paribas Prime Brokerage, Inc. and eligible to be hypothecated as allowed under Rule 15c2-1(a)(1) of the Securities Exchange Act of 1934 (“Exchange Act”) subject to the limits of the Rehypothecation Agreement. See Note 10, “Borrowings “ for additional information.

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

(t)	Controlled investment as defined by the 1940 Act, whereby the Company owns more than 25% of the portfolio company’s outstanding voting securities or maintains the ability to nominate greater than 50% of the board representation. The aggregate fair value of controlled investments at December 31, 2015 represented 3.4% of the Company’s net assets. Fair value as of December 31, 2014 and December 31, 2015 along with transactions during the year ended December 31, 2015 in these controlled investments were as follows (amounts in thousands):

		Year Ended December 31, 2015				Year Ended December 31, 2015
Controlled Investments	Fair Value at December 31, 2014	Gross Additions (Cost)*	Gross Reductions (Cost)**	Net Unrealized Gain (Loss)	Fair Value at December 31, 2015	Net Realized Gain (Loss)	Interest Income	Fee Income	Dividend Income
Comet Aircraft S.A.R.L
Structured Products	$—	$49,618	$—	$2,508	$52,126	$—	$—	$—	$4,921
Guardian Investors, LLC, Membership Interest	—	10,429	—	1,392	11,821	—	—	—	1,759
Innovating Partners, LLC, Membership Interest	—	13,872	—	2,954	16,826	—	—	—	3,266
KKR BPT Holdings Aggregator,
LLC, Structured Product	5,500	4,000	—	(2,375)	7,125	—	—	—	—

Totals	$5,500	$77,919	$—	$4,479	$87,898	$—	$—	$—	$9,946

*	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
**	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(u)	7-day effective yield as of December 31, 2015.

(v)	As of December 31, 2015, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $52,143; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $350,640; the net unrealized depreciation was $298,497; the aggregate cost of securities for Federal income tax purposes was $4,027,829.

(w)	The interest rate on these investments is subject to the base rate of 3-Month GBP LIBOR, which at December 31, 2015 was 0.59%. The current base rate for each investment may be different from the reference rate on December 31, 2015.

(x)	The interest rate on these investments is subject to the base rate of 1-Month GBP LIBOR, which at December 31, 2015 was 0.51%. The current base rate for each investment may be different from the reference rate on December 31, 2015.
(y)	Expiration date contingent on certain events pursuant to underlying agreements.

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2015

(in thousands, except share amounts)

Abbreviations:

AUD - Australian Dollar; local currency investment amount is denominated in Australian Dollar. A$1 / US $0.730 as of December 31, 2015.

EUR - Euro; local currency investment amount is denominated in Euros. €1 / US $1.091 as of December 31, 2015.

GBP - British Pound Sterling; local currency investment amount is denominated in Pound Sterling. £1 / US $1.480 as of December 31, 2015.

SEK - Swedish Krona; local currency investment amount is denominated in Swedish Kronor. SEK1 / US $0.119 as of December 31, 2015.

AUS - Australia

CAN - Canada

CYM - Cayman Islands

FRA - France

GBR - United Kingdom

IRL - Ireland

LUX - Luxembourg

NLD - The Netherlands

SGP - Singapore

SWE - Sweden

VGB - British Virgin Islands

E = EURIBOR - Euro Interbank Offered Rate

L = LIBOR - London Interbank Offered Rate, typically 3-Month

PIK - Payment-in-kind; the issuance of additional securities by the borrower to settle interest payment obligations.

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments

As of December 31, 2014

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
Senior Secured Loans—First Lien—52.6%
ABILITY Network, Inc.	(e)(f)	Health Care Equipment & Services	L + 500	1.00%	5/14/2021	$20,165	$	19,958	$	19,812
Algeco/Scotsman (LUX)	(e)(g)(h)(i)(k)	Consumer Durables & Apparel	15.75% PIK		5/1/2018	30,859		30,674		27,711
AltEn, LLC	(j)(k)	Energy	L + 900	1.00%	9/12/2018	29,610		26,825		25,792
American Freight, Inc.	(f)(k)	Retailing	L + 625	1.00%	10/31/2020	32,690		32,531		32,614
Amtek Global Technology Pte. Ltd. (SGP)	(g)(h)(k)(v)(EUR)	Automobiles & Components	E + 800	1.00%	11/10/2019	€62,849		75,769		73,287
Applied Systems, Inc.	(e)(f)	Software & Services	L + 325	1.00%	1/25/2021	$654		650		646
Aspen Dental Management, Inc.	(e)(f)	Health Care Equipment & Services	L + 550	1.50%	10/6/2016	5,992		5,958		6,010
BeyondTrust Software, Inc.	(f)(k)	Software & Services	L + 700	1.00%	9/25/2019	11,156		11,046		11,036
BRG Sports, Inc.	(e)(j)	Consumer Durables & Apparel	L + 550	1.00%	4/15/2021	4,221		4,143		4,231
Caesars Entertainment Operating Co., Inc.	(e)(f)(h)	Consumer Services	L + 675		3/1/2017	10,800		10,141		9,492
California Pizza Kitchen, Inc.	(e)(f)	Food & Staples Retailing	L + 425	1.00%	3/29/2018	18,602		17,816		17,936
Charlotte Russe, Inc.	(e)(f)	Retailing	L + 550	1.25%	5/22/2019	19,261		19,075		18,828
	(e)(f)		L + 550	1.25%	5/22/2019	4,715		4,689		4,605
CityCenter Holdings, LLC	(e)(f)	Real Estate	L + 325	1.00%	10/16/2020	5,919		5,866		5,880
David’s Bridal, Inc.	(e)(f)	Retailing	L + 400	1.25%	10/11/2019	11,216		10,909		10,716
Distribution International, Inc.	(e)(f)(l)	Retailing	L + 475	1.00%	12/10/2021	6,424		6,359		6,408

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)			Cost (d)		Fair Value
Emerald Performance Materials, LLC	(e)(j)	Materials	L + 350	1.00%	7/30/2021		$654	$	650	$	640
Football Association of Ireland (IRL)	(g)(h)(k)(EUR)	Consumer Durables & Apparel	6.40%		12/20/2020		€43,615		58,419		53,164
Greenway Medical Technologies	(e)(f)	Health Care Equipment & Services	L + 500	1.00%	11/4/2020		$1,763		1,755		1,754
Greystone & Co., Inc.	(f)(k)	Diversified Financials	L + 800	1.00%	3/26/2021		33,918		33,373		33,892
Grocery Outlet, Inc.	(e)(f)(l)	Food & Staples Retailing	L + 475	1.00%	10/21/2021		1,802		1,803		1,807
Gymboree Corp.	(e)(f)	Retailing	L + 350	1.50%	2/23/2018		14,197		12,716		9,347
Harbor Freight Tools USA, Inc.	(e)(f)	Capital Goods	L + 375	1.00%	7/26/2019		3,063		3,070		3,059
Hillman Group, Inc.	(e)(f)	Capital Goods	L + 350	1.00%	6/30/2021		838		840		829
iPayment, Inc.	(e)(f)	Software & Services	L + 525	1.50%	5/8/2017		36,163		35,902		35,560
J. Jill	(f)(k)	Retailing	L + 850	1.50%	4/29/2017		5,721		5,721		5,721
Jacuzzi Brands, Inc.	(f)(k)	Capital Goods	L + 650	1.25%	7/3/2019		20,268		19,942		20,116
Jacuzzi Brands, Inc. (LUX)	(f)(g)(h)(k)	Capital Goods	L + 650	1.25%	7/3/2019		20,118		19,795		19,967
KeyPoint Government Solutions, Inc.	(f)(k)	Capital Goods	L + 650	1.25%	11/13/2017		37,071		36,602		37,441
Keystone Australia Holdings, Pty. Ltd. (AUS)	(g)(h)(i)(k)(AUD)	Consumer Services	7.00%, 8.00% PIK		8/7/2019	A$	38,054		33,263		29,430
Kurt Geiger Ltd. (GBR)	(g)(h)(i)(k)(GBP)	Consumer Durables & Apparel	10.00%, 1.00% PIK		4/8/2019		£46,862		77,069		72,668
Marshall Retail Group, LLC	(f)(k)	Retailing	L + 600	1.00%	8/25/2020		$16,804		16,644		16,822

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
MCS AMS Sub-Holdings, LLC	(f)	Commercial & Professional Services	L + 600	1.00%	10/15/2019	$45,605	$	44,490	$	40,817
MSX International, Inc.	(f)	Software & Services	L + 500	1.00%	8/18/2020	9,102		8,663		9,056
Neiman Marcus Group, LLC	(e)(f)	Retailing	L + 325	1.00%	10/25/2020	4,976		4,901		4,877
New Enterprise Stone & Lime Co., Inc.	(f)(k)	Capital Goods	L + 700	1.00%	2/12/2019	56,298		56,298		56,549
Nine West Holdings, Inc.	(e)(f)	Consumer Durables & Apparel	L + 375	1.00%	10/8/2019	13,554		13,306		12,715
OpenLink Financial, Inc.	(f)	Software & Services	L + 500	1.25%	10/30/2017	46		46		45
Pacific Union Financial, LLC	(j)(k)	Diversified Financials	L + 800	1.00%	5/31/2019	46,378		45,734		46,078
Petroplex Acidizing, Inc.	(f)(k)	Energy	L + 725	1.00%	12/4/2019	36,438		35,899		35,891
RedPrairie Corp.	(e)(f)(l)	Software & Services	L + 500	1.00%	12/21/2018	10,005		9,659		9,348
Surgery Center Holdings, Inc.	(e)(f)	Health Care Equipment & Services	L + 425	1.00%	11/3/2020	14,834		14,762		14,482
Sutherland Global Services, Inc.	(e)(f)(h)	Software & Services	L + 500	1.00%	4/23/2021	2,964		2,891		2,956
	(e)(f)(h)		L + 500	1.00%	4/23/2021	12,732		12,419		12,700
TIBCO Software, Inc.	(e)(f)(h)(l)	Software & Services	L + 550	1.00%	12/4/2020	43,971		42,246		42,762
Towergate Finance PLC (GBR)	(g)(h)(m)(o)(GBP)	Insurance	L + 450		11/15/2017	£475		659		665
Travelport, LLC (LUX)	(e)(f)(g)(h)	Software & Services	L + 500	1.00%	9/2/2021	$19,751		19,513		19,751
Tweddle Group, Inc.	(f)(k)	Automobiles & Components	L + 675	1.00%	4/7/2020	45,242		44,205		45,035
Varsity Brands, Inc.	(e)(f)(l)	Consumer Durables & Apparel	L + 500	1.00%	12/10/2021	5,796		5,738		5,800

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
Waste Pro USA, Inc.	(f)(k)	Transportation	L + 750	1.00%	10/15/2020	$36,681	$	36,681	$	36,749
Willbros Group, Inc.	(f)(k)	Energy	L + 975	1.25%	12/15/2019	74,944		74,944		74,944
Wilton Brands, LLC	(e)(f)	Materials	L + 625	1.25%	8/30/2018	5,141		5,068		4,807
Z Gallerie, Inc.	(k)(n)	Retailing	L + 650	1.00%	10/8/2020	33,254		32,883		33,413
Zayo Group, LLC	(e)(f)(h)	Telecommunication Services	L + 300	1.00%	7/2/2019	1,596		1,577		1,583
Total Senior Secured Loans—First Lien							$	1,152,555	$	1,128,244

Senior Secured Loans—Second Lien—39.3%
American Casino & Entertainment Properties, LLC	(f)	Consumer Services	L + 1000	1.25%	1/3/2020	$1,832	$	1,889	$	1,901
Angelica Corp.	(f)(k)	Health Care Equipment & Services	L + 875	1.25%	7/15/2019	50,869		50,868		46,131
Applied Systems, Inc.	(e)(f)	Software & Services	L + 650	1.00%	1/24/2022	24,905		25,336		24,427
Arysta Lifescience SPC, LLC	(e)(f)(h)	Food, Beverage & Tobacco	L + 700	1.25%	11/30/2020	16,305		16,167		16,295
AssuredPartners, Inc.	(f)	Insurance	L + 675	1.00%	4/2/2022	7,097		7,092		6,866
Brake Bros Ltd. (GBR)	(g)(h)(i)(o)(GBP)	Food & Staples Retailing	L + 325, 3.00% PIK		3/12/2017	£8,912		12,872		13,242
BRG Sports, Inc.	(j)	Consumer Durables & Apparel	L + 925	1.00%	4/15/2022	$23,855		23,661		24,034
Catalina Marketing Corp.	(j)	Media	L + 675	1.00%	4/11/2022	6,020		5,978		5,613
CHG Companies, Inc.	(e)(f)	Health Care Equipment & Services	L + 775	1.25%	11/19/2020	9,871		9,764		9,896
CRC Health Group, Inc.	(f)	Health Care Equipment & Services	L + 800	1.00%	9/28/2021	42,358		42,134		43,381

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
CTI Foods Holding Co., LLC	(f)	Food, Beverage & Tobacco	L + 725	1.00%	6/28/2021	$23,219	$	22,918	$	22,813
Emerald Performance Materials, LLC	(j)	Materials	L + 675	1.00%	8/1/2022	2,041		2,031		1,989
Excelitas Technologies Corp.	(f)(k)	Technology Hardware & Equipment	L + 1125	1.00%	4/29/2021	108,997		108,997		109,556
Greenway Medical Technologies	(f)	Health Care Equipment & Services	L + 825	1.00%	11/4/2021	26,396		26,035		25,736
Grocery Outlet, Inc.	(f)	Food & Staples Retailing	L + 825	1.00%	10/21/2022	41,616		40,175		41,304
Gruppo Argenta S.p.A. (LUX)	(g)(h)(i)(k)(EUR)	Retailing	12.00% PIK		1/31/2019	€3,205		3,356		3,374
	(g)(h)(i)(k)(EUR)		12.00% PIK		1/31/2019	22,754		25,262		23,951
Gypsum Management & Supply, Inc.	(f)	Capital Goods	L + 675	1.00%	4/1/2022	$13,207		13,085		13,207
Integra Telecom Holdings, Inc.	(f)	Telecommunication Services	L + 850	1.25%	2/21/2020	3,000		3,059		2,989
iParadigms Holdings, LLC	(f)	Software & Services	L + 725	1.00%	7/29/2022	23,349		23,180		23,028
Learfield Communications, Inc.	(f)	Media	L + 775	1.00%	10/8/2021	12,767		12,875		12,703
Lightower Fiber, LLC	(e)(f)	Telecommunication Services	L + 675	1.25%	4/12/2021	5,282		5,317		5,220
Maxim Crane, LP	(e)(f)	Capital Goods	L + 925	1.00%	11/26/2018	5,168		5,291		5,220
Misys Ltd. (GBR)	(e)(g)(h)	Software & Services	12.00%		6/12/2019	3,000		3,319		3,266
NewWave Communications	(f)	Media	L + 800	1.00%	10/30/2020	13,712		13,673		13,541
P2 Energy Solutions, Inc.	(f)(h)	Software & Services	L + 800	1.00%	4/30/2021	74,312		72,104		70,782
	(f)		L + 800	1.00%	4/30/2021	9,283		9,200		8,935

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
Polyconcept Finance B.V. (NLD)	(g)(h)(j)(k)	Consumer Durables & Apparel	L + 875	1.25%	6/28/2020	$46,727	$	46,727	$	46,487
Progressive Solutions	(j)	Health Care Equipment & Services	L + 850	1.00%	10/22/2021	21,145		20,991		20,511
RedPrairie Corp.	(e)(f)	Software & Services	L + 1000	1.25%	12/21/2019	38,114		36,592		32,270
Sabine Oil & Gas, LLC	(e)(f)	Energy	L + 750	1.25%	12/31/2018	14,527		14,421		11,258
SafeNet, Inc.	(j)(k)	Software & Services	L + 750	1.00%	3/5/2021	20,829		20,544		21,015
Safety Technology Holdings, Inc.	(f)(k)	Technology Hardware & Equipment	L + 825	1.00%	6/2/2020	30,402		29,738		30,560
SI Organization, Inc.	(f)	Capital Goods	L + 800	1.00%	5/23/2020	56,000		55,483		55,160
Talbots, Inc.	(f)	Retailing	L + 725	1.00%	3/19/2021	15,074		14,976		14,547
The TelX Group, Inc.	(f)	Telecommunication Services	L + 650	1.00%	4/9/2021	11,696		11,682		11,448
Websense, Inc.	(f)	Technology Hardware & Equipment	L + 725	1.00%	12/24/2020	22,131		22,037		21,301
Total Senior Secured Loans—Second Lien							$	858,829	$	843,957

Senior Secured Bonds—6.9%
Artesyn Technologies, Inc.	(p)(q)	Technology Hardware & Equipment	9.75%		10/15/2020	$14,012	$	13,912	$	13,276
Guitar Center, Inc.	(p)(q)	Retailing	6.50%		4/15/2019	26,191		25,826		22,524
Hot Topic, Inc.	(p)(q)	Consumer Durables & Apparel	9.25%		6/15/2021	2,396		2,375		2,564
Louisiana Public Facilities Authority	(k)(p)	Energy	11.50%		1/1/2020	50,580		49,283		50,141
	(k)(p)		L + 1000		1/1/2020	10,650		10,650		10,534

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
New Enterprise Stone & Lime Co., Inc.	(i)(q)	Capital Goods	6.00%, 7.00% PIK		3/15/2018	$10,841	$	10,913	$	11,437
OAG Holdings, LLC	(i)(k)	Energy	8.00%, 2.00% PIK		12/20/2020	20,417		17,838		13,675
Ryerson, Inc.	(e)	Materials	9.00%		10/15/2017	5,814		5,814		5,974
SquareTwo Financial Corp.	(q)	Banks	11.625%		4/1/2017	16,359		16,153		16,196
Towergate Finance PLC (GBR)	(g)(h)(m)(o)(p) (GBP)	Insurance	L + 550		2/15/2018	£1,100		1,361		1,496
Total Senior Secured Bonds							$	154,125	$	147,817

Total Senior Debt							$	2,165,509	$	2,120,018

Subordinated Debt—20.2%
24 Hour Fitness Worldwide, Inc.	(p)(q)	Consumer Services	8.00%		6/1/2022	$7,192	$	6,636	$	5,754
Cemex Materials, LLC	(p)(q)	Materials	7.70%		7/21/2025	27,562		27,804		30,870
Cequel Communications Holdings, LLC	(p)(q)	Media	5.125%		12/15/2021	7,205		7,018		6,989
Ceridian Corp.	(q)	Commercial & Professional Services	11.00%		3/15/2021	16,201		17,433		17,723
CHS/Community Health Systems, Inc.	(h)(q)	Health Care Equipment & Services	6.875%		2/1/2022	114		114		121
Datatel, Inc.	(e)(p)	Software & Services	9.625%		12/1/2018	9,287		9,215		9,333
Eagle Midco, Inc.	(p)(q)	Software & Services	9.00%		6/15/2018	31,796		32,607		32,511
Education Management Corp.	(i)(k)(m)(p)	Consumer Services	16.00% PIK		7/1/2018	1,403		1,410		567

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
Essar Steel Algoma, Inc. (CAN)	(g)(h)(i)(p)(q)	Materials	14.00% PIK		2/13/2020	$4,570	$	3,850	$	4,044
GCI, Inc.	(q)	Telecommunication Services	8.625%		11/15/2019	53,119		55,914		55,709
	(q)		6.75%		6/1/2021	158		151		155
Global Closure Systems (FRA)	(g)(h)(i)(k)(EUR)	Materials	13.00% PIK		11/15/2019	€20,221		26,720		24,452
Gruppo Argenta S.p.A. (LUX)	(g)(h)(i)(k)(EUR)	Retailing	15.00% PIK		11/11/2018	684		937		663
Hilding Anders (SWE)	(g)(h)(i)(k)(r)(EUR)	Consumer Durables & Apparel	13.00% PIK		6/30/2021	€92,571		110,851		101,486
	(g)(h)(i)(k)(m)(r)(EUR)		12.00% PIK		12/31/2023	17,653		939		1,502
	(g)(h)(i)(k)(r)(EUR)		18.00% PIK		12/31/2024	8,331		8,499		7,985
Hillman Group, Inc.	(p)(q)	Capital Goods	6.375%		7/15/2022	$3,305		3,174		3,173
Hot Topic, Inc.	(p)(q)	Consumer Durables & Apparel	12.00%		5/15/2019	8,113		7,973		8,275
iPayment, Inc.	(q)	Software & Services	10.25%		5/15/2018	8,597		8,597		8,597
JC Penney Corp., Inc.	(h)(q)	Retailing	5.65%		6/1/2020	8,440		6,371		6,541
Pharmaceutical Product Development, Inc.	(p)(q)	Pharmaceuticals, Biotechnology & Life Sciences	9.375%		10/15/2017	5,151		5,237		5,264
Stuart Weitzman, Inc.	(k)	Consumer Durables & Apparel	11.50%		8/29/2019	56,918		55,585		56,724
Summit Materials, LLC	(q)	Materials	10.50%		1/31/2020	19,800		21,625		21,978
The TelX Group, Inc.	(i)(k)	Telecommunication Services	13.50% PIK		7/9/2021	3,457		3,680		3,480
TIBCO Software, Inc.	(h)(p)(q)	Software & Services	11.375%		12/1/2021	13,819		13,435		13,370

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
Towergate Finance PLC (GBR)	(g)(h)(m)(p)(q)(GBP)	Insurance	10.50%		2/15/2019	£14,608	$	23,229	$	6,489
Total Subordinated Debt							$	459,004	$	433,755

Structured Products—1.7%
KKR BPT Holdings Aggregator, LLC	(h)(k)(s)*	Diversified Financials				N/A	$	5,500	$	5,500
Trade Finance Funding I, Ltd. 2013-1A Class B (CYM)	(g)(h)(k)(p)	Diversified Financials	10.75%		11/13/2018	$28,221		28,221		28,324
VSK Holdings, Ltd. (CYM)	(g)(h)(k)(r)(EUR)	Diversified Financials				620,377		—		2,597
Total Structured Products							$	33,721	$	36,421

Equity / Other—6.1%
AltEn, LLC, Membership Units	(k)(r)*	Energy				611	$	2,955	$	2,787
Cengage Learning Holdings II, LP, Common Stock	(e)	Media				227,802		7,529		5,069
Excelitas Technologies Corp., Class A Membership Interest	(k)*	Technology Hardware & Equipment				N/A		5,636		6,312
Genesys Telecommunications Laboratories, Inc., Common Stock	(k)*	Software & Services				5,775		449		760
Global Closure Systems (FRA), Limited Partnership Interest	(g)(h)(k)*(EUR)	Materials				N/A		823		1,566
Gruppo Argenta S.p.A. (LUX), Warrants	(g)(h)(k)*(EUR)	Retailing				225,289		5,342		3,951
Hilding Anders (SWE), Class A Common Stock	(g)(h)(k)(r)*(SEK)	Consumer Durables & Apparel				1,394,288		132		257
Hilding Anders (SWE), Class B Common Stock	(g)(h)(k)(r)*(SEK)					260,253		25		48
Hilding Anders (SWE), Equity Options	(g)(h)(k)(r)*(SEK)				12/31/2020	236,160,807		14,988		11,724

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)		Cost (d)		Fair Value
Home Partners of America, Inc., Common Stock	(k)(r)*	Real Estate				22,050	$	21,941	$	22,223
Home Partners of America, Inc., Warrant Delivery Rights	(k)(r)*					1,968		32		32
Home Partners of America, Inc., Warrants	(k)(r)*					707		77		78
iPayment, Inc. Common Stock	(k)	Software & Services				538,144		2,223		2,223
Jones Apparel Group Holdings, Inc., Common Stock	(k)	Consumer Durables & Apparel				5,451		872		2,502
Keystone Australia Holdings, Pty. Ltd. (AUS), Warrants	(g)(h)(k)*(AUD)	Consumer Services				1,588,469		1,019		903
Kurt Geiger Ltd. (GBR), Common Stock	(g)(h)(k)*	Consumer Durables & Apparel				5,451		1,090		6,336
Nine West Holdings, Inc., Common Stock	(k)*	Consumer Durables & Apparel				5,451		6,541		3,672
OAG Holdings, LLC, Overriding Royalty Interest	(k)	Energy				N/A		2,354		1,542
Orchard Marine, Ltd. (VGB), Class B Common Stock	(g)(h)(k)(r)*	Transportation				1,964		3,069		3,001
Orchard Marine, Ltd. (VGB), Series A Preferred Stock	(g)(h)(k)(r)		9.00%			24,550		23,592		23,760
Star Mountain SMB Multi-Manager Credit Platform, LP, Limited Partnership Interest	(h)(k)	Diversified Financials				N/A		25,944		23,206
Stuart Weitzman, Inc., Common Stock	(k)	Consumer Durables & Apparel				5,451		3,025		8,425
Total Equity / Other							$	129,658	$	130,377

Total Investments, excluding Short Term Investments—126.8%							$	2,787,892	$	2,720,571

Short Term Investments—0.0%
Goldman Sachs Financial Square Funds—Prime Obligations Fund, FST Preferred Shares	(e)(t)		0.01%			583,543	$	584	$	584

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

Company	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount		Cost		Fair Value
State Street Institutional Liquid Reserves Fund, Institutional Class	(t)		0.06%			45,440	$	45	$	45
Total Short Term Investments							$	629	$	629

TOTAL INVESTMENTS — 126.8%(u)							$	2,788,521	$	2,721,200

LIABILITIES IN EXCESS OF OTHER ASSETS—(26.8%)										(575,379)
NET ASSETS—100.0%							$			2,145,821
Collateral on Deposit with Custodian—5.4%
Bank of Nova Scotia—Certificate of Deposit			0.13%		3/31/2015	115,700	$	115,700		115,700
Total Collateral on Deposit with Custodian							$	115,700	$	115,700

Derivative Instruments (Note 4)—1.7%
Foreign currency forward contracts	(h)(k)						$	—		40,445
Total return swaps	(h)(k)						$	—		(3,445)
Total Derivative Instruments							$	—	$	37,000

*	Non-income producing security.

(a)	Security may be an obligation of one or more entities affiliated with the named company.

(b)	Non-Controlled/Non-Affiliate investments as defined by the Investment Company Act of 1940, as amended (“1940 Act”), unless otherwise indicated. Non-controlled/Non-Affiliate Investments are investments that are neither Controlled Investments nor Affiliate Investments.

(c)	Denominated in U.S. Dollars unless otherwise noted.

(d)	Represents amortized cost for debt securities and cost for common stocks translated to U.S. dollars.

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

(e)	Security or portion thereof was held within CCT Funding, LLC and was pledged as collateral supporting the amounts outstanding under the revolving credit facility with Deutsche Bank as of December 31, 2014.

(f)	The interest rate on these investments is subject to a base rate of 3-Month LIBOR, which at December 31, 2014 was 0.26%. The current base rate for each investment may be different from the reference rate on December 31, 2014.

(g)	A portfolio company domiciled in a foreign country. The jurisdiction of the security issuer may be a different country than the domicile of the portfolio company.

(h)	The investment is not a qualifying asset as defined in Section 55(a) under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The Company calculates its compliance with the qualifying assets test on a “look through” basis by disregarding the value of the Company’s total return swaps and treating each loan underlying the total return swaps as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 72.6% of the Company’s total assets represented qualifying assets as of December 31, 2014.

(i)	The interest rate on these investments contains a PIK provision, whereby the issuer has either the option or the obligation to make interest payments with the issuance of additional securities. The interest rate in the schedule represents the current interest rate in effect for these investments. The following table provides additional details on these PIK investments, including the maximum PIK interest rate allowed under the existing credit agreements.

			Year Ended December 31, 2014
PIK Security Name	Local Currency	Local Par as of December 31, 2013	Local Par Additions	Local Par Capitalized PIK	Local Par Reductions	Local Par as of December 31, 2014	Total Current Interest Rate	Currant PIK Rate	Maximum Current PIK Rate
Algeco/Scotsman - 15.75% PIK	USD	26,464	—	4,395	—	30,859	15.75%	15.75%	15.75%
Brake Bros Ltd. - L + 325, 3.00% PIK	GBP	8,650	—	262	—	8,912	L + 625%	3.00%	3.00%
Datatel, Inc. - 9.63%	USD	9,287	—	—	—	9,287	9.63%	0.00%	10.38%
Eagle Midco, Inc. - 9.00%	USD	39,815	31,796	—	(39,815)	31,796	9.00%	0.00%	9.75%
Education Management, LLC - 15.00%, 1.00% PIK	USD	1,299	—	—	(1,299)	—	N/A	N/A	N/A
Education Management, LLC - 16.00% PIK	USD	—	1,299	104	—	1,403	16.00%	16.00%	16.00%
Essar Steel Algoma, Inc. - 14.00% PIK	USD	—	4,570	—	—	4,570	14.00%	14.00%	14.00%
Excelitas Technologies Corp. - L + 975, 1.50% PIK	USD	107,355	—	1,642	—	108,997	L + 1125	1.50%	1.50%
Global Closure Systems - 13.00% PIK	EUR	17,828	—	2,393	—	20,221	13.00%	13.00%	13.00%
Griffins Foods, Ltd. - 13.75% PIK	NZD	47,417	—	5,601	(53,018)	—	N/A	N/A	N/A
Gruppo Argenta S.p.A. - 15.00% PIK	EUR	—	635	49	—	684	15.00%	15.00%	15.00%
Gruppo Argenta S.p.A. - 12.00% PIK	EUR	—	21,459	1,295	—	22,754	12.00%	12.00%	12.00%
Gruppo Argenta S.p.A. - 12.00% PIK	EUR	—	3,205	—	—	3,205	12.00%	12.00%	12.00%
Hilding Anders - 18.00% PIK	EUR	—	7,046	1,285	—	8,331	18.00%	18.00%	18.00%
Hilding Anders - 13.00% PIK	EUR	81,478	—	11,093	—	92,571	13.00%	13.00%	13.00%
Hilding Anders - 12.00% PIK	EUR	—	15,739	1,914	—	17,653	12.00%	12.00%	12.00%
Hot Topic, Inc. - 12.00%	USD	8,113	—	—	—	8,113	12.00%	12.00%	12.75%
Keystone Australia Holdings, Pty. Ltd. - 7.00%, 8.00% PIK	AUD	—	36,858	1,196	—	38,054	15.00%	8.00%	8.00%
Kurt Geiger Ltd. - 10.00%, 1.00% PIK	GBP	—	46,625	237	—	46,862	11.00%	1.00%	1.00%
New Enterprise Stone & Lime Co., Inc. - 6.00%, 7.00% PIK	USD	10,071	—	770	—	10,841	13.00%	7.00%	11.00%
OAG Holdings, LLC - 8.00%, 2.00% PIK	USD	20,008	—	409	—	20,417	10.00%	2.00%	2.00%
Pharmaceutical Product Development, Inc. - 9.38%	USD	—	5,151	—	—	5,151	9.38%	0.00%	10.13%
Stuart Weitzman, Inc. - 11.50%	USD	—	56,918	—	—	56,918	11.50%	0.00%	12.50%
The TelX Group, Inc. - 13.50% PIK	USD	—	3,142	315	—	3,457	13.50%	13.50%	13.50%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

(j)    The interest rate on these investments is subject to a base rate of 1-Month LIBOR, which at December 31, 2014 was 0.17%. The current base rate for each investment may be different from the reference rate on December 31, 2014.

(k)    Investments classified as Level 3 whereby fair value was determined by the Company’s Board of Directors (see Note 2).

(l)    Position or portion thereof unsettled as of December 31, 2014.

(m)   Investment was on non-accrual status as of December 31, 2014.

(n)    The interest rate on these investments is subject to a base rate of 6-Month LIBOR, which at December 31, 2014 was 0.36%. The current base rate for each investment may be different from the reference rate on December 31, 2014.

(o)    The interest rate on these investments is subject to the base rate of 3-Month GBP LIBOR, which at December 31, 2014 was 0.56%. The current base rate for each investment may be different from the reference rate on December 31, 2014.

(p)    This security was acquired in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144A thereunder. This security may be resold only in transactions that are exempt from the registration requirements of the Securities Act, normally to qualified institutional buyers.

(q)    Security or portion thereof was held within Paris Funding, LLC and was pledged as collateral supporting the amounts outstanding under the committed facility agreement with BNP Paribas Prime Brokerage, Inc. as of December 31, 2014 and was eligible to be hypothecated as allowed under Rule 15c2-1(a)(1) of the Securities Exchange Act of 1934 (“Exchange Act”) subject to the limits of the Rehypothecation Agreement.

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

(r)	Affiliated investment as defined by the 1940 Act, whereby the Company owns between 5% and 25% of the portfolio company’s outstanding voting securities and the investments are not classified as controlled investments. The aggregate fair value of non-controlled, affiliated investments at December 31, 2014 represented 9.5% of the Company’s net assets. Fair value as of December 31, 2013 and December 31, 2014 along with transactions during the year ended December 31, 2014 in affiliated investments were as follows (amounts in thousands):

		Year Ended December 31, 2014				Year Ended December 31, 2014
Non-controlled, Affiliated Investments	Fair Value at December 31, 2013	Gross Additions (Cost)*	Gross Reductions (Cost)**	Net Unrealized Gain (Loss)	Fair Value at December 31, 2014	Net Realized Gain (Loss)	Interest Income	Fee Income	Dividend Income
AltEn, LLC
Common Stock	$-	$2,955	$-	$(168)	$2,787	$-	$-	$-	$-
Term Loan		26,825		(1,033)	25,792	-	913	592	-
Hilding Anders
Subordinated Debt	-	120,289	-	(9,316)	110,973	-	12,298	-	-
Class A Common Stock	-	132	-	125	257	-	-	-	-
Class B Common Stock	-	25	-	23	48	-	-	-	-
Equity Options	-	14,988	-	(3,264)	11,724	-	-	-	-
Home Partners of America, Inc.
Common Stock	-	21,941	-	282	22,223	-	-	-	-
Warrants	-	77	-	1	78	-	-	-	-
Warrants Delivery Rights	-	32	-	-	32	-	-	-	-
Orchard Marine, Ltd.
Class B Common Stock	-	3,069	-	(68)	3,001	-	-	-	-
Series A Preferred Stock	-	23,592	-	168	23,760	-	-	-	511
VSK Holdings, Ltd.
Structured Product	21,481	-	(21,474)	2,590	2,597	-	-	-	2,643

Totals	$21,481	$213,925	$(21,474)	$(10,660)	$203,272	$-	$13,211	$592	$3,154

*	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

**	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

(s)	Controlled investment as defined by the 1940 Act, whereby the Company owns more than 25% of the portfolio company’s outstanding voting securities or maintains the ability to nominate greater than 50% of the board representation. The aggregate fair value of controlled at December 31, 2014 represented 0.3% of the Company’s net assets. Fair value as of December 31, 2013 and 2014 along with transactions during the year ended December 31, 2014 in controlled investments were as follows (amounts in thousands):

		Year Ended December 31, 2014				Year Ended December 31, 2014
Controlled Investments	Fair Value at December 31, 2013	Gross Additions (Cost)*	Gross Reductions (Cost)**	Net Unrealized Gain (Loss)	Fair Value at December 31, 2014	Net Realized Gain (Loss)	Interest Income	Fee Income	Dividend Income
KKR BPT Holdings Aggregator, LLC Structured Product	$2,500	$3,000	$—	$—	$5,500	$—	$—	$—	$—

Totals	$2,500	$3,000	$—	$—	$5,500	$—	$—	$—	$—

*	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

**	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(t)	7-day effective yield as of December 31, 2014.

(u)	As of December 31, 2014, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $39,298; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $106,618; the net unrealized depreciation was $67,320; the aggregate cost of securities for Federal income tax purposes was $2,788,521.

(v)	The interest rate on these investments is subject to a base rate of 3-Month EURIBOR LIBOR, which at December 31, 2014 was 0.08%. The current base rate for each investment may be different from the reference rate on December 31, 2014.

Abbreviations:

AUD - Australian Dollar; local currency investment amount is denominated in Australian Dollar. A$1 / US $0.816 as of December 31, 2014.

EUR - Euro; local currency investment amount is denominated in Euros. €1 / US $1.210 as of December 31, 2014.

GBP - British Pound Sterling; local currency investment amount is denominated in Pound Sterling. £1 / US $1.559 as of December 31, 2014.

SEK - Swedish Krona; local currency investment amount is denominated in Swedish Kronas. SEK1 / US $0.128 as of December 31, 2014.

AUS - Australia

CAN - Canada

CYM- Cayman Islands

FRA - France

GBR - United Kingdom

IRL - Ireland

LUX - Luxembourg

NLD - The Netherlands

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries

Consolidated Schedule of Investments (continued)

As of December 31, 2014

(in thousands, except share amounts)

SGP - Singapore

SWE - Sweden

VGB - British Virgin Islands

E = EURIBOR – Euro Interbank Offered Rate

L = LIBOR - London Interbank Offered Rate, typically 3-Month

PIK - Payment-in-kind; the issuance of additional securities by the borrower to settle interest payment obligations.

See notes to consolidated financial statements.

CORPORATE CAPITAL TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	Principal Business and Organization

Corporate Capital Trust, Inc. (the “Company”) was incorporated under the general corporation laws of the State of Maryland on June 9, 2010. The Company is a non-diversified closed-end management investment company and regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company’s investment objective is to provide its shareholders with current income and, to a lesser extent, long-term capital appreciation, by investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of its advisors. The Company commenced business operations on June 17, 2011 and investment operations on July 1, 2011. The Company has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”) and operates in a manner so as to qualify for the tax treatment applicable to RICs.

The Company is externally managed by CNL Fund Advisors Company (“CNL”) and KKR Credit Advisors (US) LLC (“KKR”) (collectively, the “Advisors”), which are responsible for sourcing potential investments, analyzing and conducting due diligence on prospective investment opportunities, structuring investments and ongoing monitoring of the Company’s investment portfolio. Both Advisors are registered as investment advisers with the Securities and Exchange Commission (“SEC”). CNL also provides the administrative services necessary for the Company to operate.

The Company sold approximately 141 million shares of common stock through its initial continuous public offering (the “Initial Offering”). The Company is currently offering and selling shares of its common stock pursuant to a registration statement on Form N-2 (the “Follow-On Registration Statement”) covering its follow-on continuous public offering of up to 209 million shares of common stock (the “Follow-On Offering”). The Initial Offering and Follow-On Offering are collectively referred to as the “Offerings.” On January 8, 2016, the Company announced the Follow-On Offering will close on or about February 12, 2016 to investors who purchase shares through the independent broker-dealer channel. The Follow-On Offering will remain open to investors who purchase through the registered investment advisor channel.

In January 2015, the Company filed a shelf registration statement with the SEC on Form N-2 (the “Shelf Registration Statement”) to provide for the Company the ability to offer, from time to time, in one or more offerings or series up to $750 million of its securities, on terms to be determined at the time of each such offering. The Shelf Registration Statement was declared effective by the SEC in January 2015.

As of December 31, 2015, the Company had various wholly owned subsidiaries including, among others, (i) CCT Funding LLC (“CCT Funding”), Paris Funding LLC (“Paris Funding”) and CCT Tokyo Funding LLC (“CCT Tokyo Funding”), special purpose financing subsidiaries organized for the purpose of arranging secured debt financing with banks and borrowing money to invest in portfolio companies, (ii) Halifax Funding LLC (“Halifax Funding”), a special purpose financing subsidiary organized to enter into total return swaps (“TRS”) and (iii) FCF LLC and CCT Holdings LLC, taxable subsidiaries (the “Taxable Subsidiaries”), which are taxed as corporations for federal income tax purposes and were organized to hold certain equity securities of portfolio companies organized as pass-through entities for U.S. tax purposes.

2.	Significant Accounting Policies

Basis of Presentation - The accompanying consolidated financial statements of the Company are prepared in accordance with the instructions to Form 10-K and accounting principles generally accepted in the United States of America (“GAAP”). The Company is an investment company following accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services—Investment Companies (“ASC Topic 946” ).

Principles of Consolidation - Under ASC Topic 946, the Company is precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services to benefit the Company. In accordance therewith, the Company has consolidated the results of its wholly owned subsidiaries in its consolidated financial statements. All intercompany account balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities at the date of the consolidated financial statements, (ii) the reported amounts of income and expenses during the reporting periods presented and (iii) disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

2.	Significant Accounting Policies (continued)

Cash - Cash consists of demand deposits and foreign currency.

Valuation of Investments - The Company measures the value of its investments in accordance with ASC Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by FASB. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC Topic 820, the Company considers its principal market to be the market that has the greatest volume and level of activity.

ASC Topic 820 defines hierarchical levels directly related to the amount of subjectivity associated with the inputs used to determine fair values of assets and liabilities. The hierarchical levels and types of inputs used to measure fair value for each level are described as follows:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Publicly listed equities and debt securities, publicly listed derivatives, money market/short-term investment funds and foreign currency are generally included in Level 1. The Company does not adjust the quoted price for these investments.

Level 2 – Valuation inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. In certain cases, debt and equity securities are valued on the basis of prices from orderly transactions for similar investments in active markets between market participants and provided by reputable dealers or independent pricing services. In determining the value of a particular investment, independent pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, and various relationships between investments. Investments generally included in this category are corporate bonds and loans, convertible debt indexed to publicly listed securities, foreign currency forward contracts, cross currency and interest rate swaps and certain over-the-counter derivatives.

Level 3 – Valuation inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation. Investments generally included in this category are TRS agreements, illiquid corporate bonds and loans, unlisted common and preferred stock investments, and equity options that lack observable market pricing.

In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Depending on the relative liquidity in the markets for certain investments, the Company may transfer assets to Level 3 if it determines that observable quoted prices, obtained directly or indirectly, are not available or reliable. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and the consideration of factors specific to the investment.

Investments for which market quotations are readily available are valued using market quotations, which are generally obtained from independent pricing services, broker-dealers or market makers. With respect to the Company’s portfolio investments for which market quotations are not readily available, the Company’s board of directors is responsible for determining in good faith the fair value of the Company’s portfolio investments in accordance with the valuation policy and procedures approved by the board of directors, based on, among other things, the input of the Company’s Advisors and management, its audit committee, and independent third-party valuation firms.

The Company and the board of directors conduct its fair value determination process on a quarterly basis and any other time when a decision regarding the fair value of the portfolio investments is required. A determination of fair value involves subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of portfolio investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been determined had a readily available market value existed for such investments, and the differences could be material. Further, such investments are generally less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment that does not have a readily available market value in a forced or liquidation sale, the Company could realize significantly less than the value recorded by the Company.

2.	Significant Accounting Policies (continued)

The Company and its Advisors undertake a multi-step valuation process each quarter for determining the fair value of the Company’s investments whose market prices are not readily available, as described below:

•	Each portfolio company or investment is initially valued by KKR (internal valuation) and/or the Company’s independent third party valuation firm (external valuation), which provides a valuation range.

•	Valuation recommendations are formulated and documented by KKR and reviewed by KKR’s valuation committee. The KKR valuation committee then provides its valuation recommendation for each portfolio investment, along with supporting documentation, to CNL and the Company.

•	After the Company’s management has substantially completed its review, it forwards the valuation recommendations and supporting documentation for audit committee review.

•	The Company’s board of directors then discusses the investment valuation recommendations with the Advisors and management and, based on those discussions and the related review process conducted by the Company’s audit committee, determines the fair value of the investments in good faith.

The valuation techniques used by the Company for the assets and liabilities that are classified as Level 3 in the fair value hierarchy are described below.

Senior Debt and Subordinated Debt: Senior debt and subordinated debt investments are valued at initial transaction price and are subsequently valued using (i) market data for similar instruments (e.g., recent transactions or indicative broker quotes), (ii) comparisons to benchmark derivative indices or (iii) valuation models. Valuation models are generally based on yield analysis and discounted cash flow techniques, where the key inputs are based on relative value analyses and the assignment of risk-adjusted discounted rates, based on the analysis of similar instruments from similar issuers. In addition, an illiquidity discount is applied where appropriate.

Equity/Other Investments: Equity/other investments are valued at initial transaction price and are subsequently valued using valuation models in the absence of readily observable market prices. Valuation models are generally based on (i) market and income (discounted cash flow) approaches, in which various internal and external factors are considered, and (ii) earnings before interest, taxes, depreciation and amortization (“EBITDA”) valuation multiples analysis. Factors include key financial inputs and recent public and private transactions for comparable investments. Key inputs used for the discounted cash flow approach include the weighted average cost of capital and assumed inputs used to calculate terminal values, such as EBITDA exit multiples. The fair value for a particular investment will generally be within the value range conclusions derived by the two approaches. Upon completion of the valuations conducted, an illiquidity discount is applied where appropriate.

The Company relies primarily on information provided by managers of private investment funds in valuing the Company’s investments in such funds. The Advisors monitor the valuation methodology used by the asset manager and/or issuer of the private investment fund. Following procedures adopted by the Company’s board of directors, in the absence of specific transaction activity in a particular private investment fund, the Company’s board of directors considers whether it is appropriate, in light of all relevant circumstances, to value the Company’s investment at the net asset value reported by the private investment fund at the time of valuation or to adjust the value to reflect a premium or discount.

Total Return Swaps. The Company values its TRS in accordance with the TRS agreements between its wholly owned subsidiary and the TRS counterparty, which collectively established the TRS. Pursuant to the TRS agreements, the value of the TRS is based on (i) the increase or decrease in the value of the TRS assets relative to the notional amounts, (ii) collected and accrued interest income and fee income related to the TRS assets, (iii) TRS financing costs on the TRS settled notional amounts, and (iv) certain other expenses incurred under the TRS. The TRS assets are valued pursuant to the valuation algorithm specified in the TRS agreements, including reliance on indicative bid prices provided by independent third-party pricing services. Bid prices reflect the highest price that market participants may be willing to pay. On a quarterly basis, the Company’s Advisors review, test and compare (i) the indicative bid prices assigned to each TRS asset by the TRS counterparty with (ii) pricing inputs that are independently sourced by the Company’s management and/or its Advisors from third-party pricing services. Additionally, the Company’s Advisors review the calculations of (i) collected and accrued interest, (ii) TRS financing costs, and (iii) realized gains and losses as included components of the TRS fair value. For additional disclosures on the Company’s TRS, including quantitative disclosures of the current period fair value components, see Note 4. “Derivative Instruments.”

2.	Significant Accounting Policies (continued)

The Company utilizes several valuation techniques that use unobservable pricing inputs and assumptions in determining the fair value of its Level 3 investments. The valuation techniques, as well as the key unobservable inputs that have a significant impact on the Company’s Level 3 valuations, are described in Note 5. “Fair Value of Financial Instruments.” The unobservable pricing inputs and assumptions may differ by asset and in the application of the Company’s valuation methodologies. The reported fair value estimates could vary materially if the Company had chosen to incorporate different unobservable pricing inputs and other assumptions.

Security Transactions, Realized/Unrealized Gains or Losses, and Income Recognition - Investments purchased on a secondary basis are recorded on the trade date. Loan originations are recorded on the funding date. The Company measures realized gains or losses from the repayment or sale of investments using the specific identification method. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. Unrealized gains or losses primarily reflect the change in investment values, including the reversal of previously recorded unrealized gains or losses when gains or losses are realized. The amortized cost basis of investments includes (i) the original cost and (ii) adjustments for the accretion/amortization of market discounts and premiums, original issue discount and loan origination fees. The Company reports changes in fair value of investments as a component of net change in unrealized appreciation (depreciation) on investments in the consolidated statements of operations.

Interest Income - Interest income is recorded on an accrual basis and includes amortization of premiums to par value and accretion of discounts to par value. Discounts and premiums to par value on securities purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. Generally, loan origination, closing, commitment and other fees received by the Company directly or indirectly from borrowers in connection with the closing of investments are accreted over the contractual life of the debt investment as interest income based on the effective interest method. Upon prepayment of a debt investment, any prepayment penalties and unamortized loan fees and discounts are recorded as interest income.

Certain of the Company’s investments in debt securities contain a contractual payment-in-kind (“PIK”) interest provision. The PIK provisions generally feature the obligation or the option at each interest payment date of making interest payments in (i) cash, (ii) additional debt securities or (iii) a combination of cash and additional debt securities. PIK interest, computed at the contractual rate specified in the investment’s credit agreement, is accrued as interest income and recorded as interest receivable up to the interest payment date. On the interest payment dates, the Company will capitalize the accrued interest receivable attributable to PIK as additional principal due from the borrower. When additional PIK securities are received on the interest payment date, they typically have the same terms, including maturity dates and interest rates as the original securities issued. PIK interest generally becomes due at maturity of the investment or upon the investment being called by the issuer.

If the portfolio company valuation indicates the value of the PIK investment is not sufficient to cover the contractual PIK interest, the Company will not accrue additional PIK interest income and will record an allowance for any accrued PIK interest receivable as a reduction of interest income in the period the Company determines it is not collectible.

Debt securities are placed on nonaccrual status when principal or interest payments are at least 90 days past due or when there is reasonable doubt that principal or interest will be collected. Generally, accrued interest is reversed against interest income when a debt security is placed on nonaccrual status. Interest payments received on debt securities on nonaccrual status may be recognized as interest income or applied to principal based on management’s judgment. Debt securities on nonaccrual status are restored to accrual status when past due principal and interest are paid and, in management’s judgment, such investments are likely to remain current on interest payment obligations. The Company may make exceptions to this treatment if the debt security has sufficient collateral value and is in the process of collection.

Fee Income - In its role as the Company’s investment sub-advisor, KKR or its affiliates may provide financial advisory services to portfolio companies and in return may receive fees for capital structuring services. KKR is obligated to remit to the Company any earned capital structuring fees based on the pro-rata portion of the Company’s investment in co-investment transactions and originated investments. These fees are generally nonrecurring and are recognized as fee income by the Company upon the investment closing date.

The Company may also receive fees for commitments, amendments and other services rendered to portfolio companies. Such fees are recognized as fee income when earned or the services are rendered.

2.	Significant Accounting Policies (continued)

Dividend Income - Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies. Each distribution received from limited liability company (“LLC”) and limited partnership (“LP”) investments are evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated earnings in the LLC or LP prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.

Derivative Instruments - The Company’s derivative instruments include foreign currency forward contracts, cross currency swaps, interest rate swaps and the TRS. The Company recognizes all derivative instruments as assets or liabilities at fair value in its consolidated financial statements. Derivative contracts entered into by the Company are not designated as hedging instruments, and as a result, the Company presents changes in fair value through net change in unrealized appreciation (depreciation) on derivative instruments in the consolidated statements of operations. TRS unrealized appreciation (depreciation) is composed of accrued interest income, net of accrued TRS financing charges owed, and the overall change in fair value of the TRS assets. Realized gains and losses that occur upon the cash settlement of the derivative instruments are included in net realized gains (losses) on derivative instruments in the consolidated statements of operations. TRS realized gains and losses are composed of realized gains or losses on the TRS assets and the net interest and fees received or paid on the quarterly TRS settlement date.

Deferred Financing Costs - Financing costs, including upfront fees, commitment fees and legal fees related to the Company’s credit facilities, term loan and the TRS are deferred and amortized over the life of the related financing instrument using either the effective interest method or straight-line method. Unamortized deferred financing costs are included in prepaid and other deferred expenses in the consolidated statements of assets and liabilities. The amortization of deferred financing costs is included in interest expense in the consolidated statements of operations.

Paid In Capital - The Company records the proceeds from the sale of its common stock on a net basis to (i) capital stock and (ii) paid-in capital in excess of par value, excluding selling commissions and marketing support fees.

Foreign Currency Translation, Transactions and Gains/Losses - Foreign currency amounts are translated into U.S. dollars on the following basis: (i) at the exchange rate on the last business day of the reporting period for the fair value of investment securities, other assets and liabilities; and (ii) at the prevailing exchange rate on the respective recording dates for the purchase and sale of investment securities, income, expenses, gains and losses.

Net assets and fair values are presented based on the applicable foreign exchange rates described above and the Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in fair values of investments held; therefore, fluctuations related to foreign exchange rate conversions are included with the net realized gains (losses) and unrealized appreciation (depreciation) on investments.

Net realized gains or losses on foreign currency transactions arise from sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded by the Company and the U.S. dollar equivalent of the amounts actually received or paid by the Company.

Unrealized appreciation (depreciation) from foreign currency translation for foreign currency forward contracts, cross currency swaps and interest rate swaps is included in net change in unrealized appreciation (depreciation) in derivative instruments in the consolidated statements of operations and is included with unrealized appreciation (depreciation) on derivative instruments in the consolidated statements of assets and liabilities. Unrealized appreciation (depreciation) from foreign currency translation for other receivables or payables is presented as net change in unrealized appreciation (depreciation) in foreign currency translation in the consolidated statements of operations.

Management Fees - The Company incurs a base management fee (recorded as investment advisory fees) and performance-based incentive fees, including (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains, due to its Advisors pursuant to an investment advisory agreement described in Note 6. “Related Party Transactions.” The two components of performance-based incentive fees are combined and expensed in the consolidated statements of operations and accrued in the consolidated statements of assets and liabilities as accrued performance-based incentive fees. Pursuant to the terms of the investment advisory agreement, the incentive fee on capital gains is determined and payable in arrears as of the end of each calendar year (or upon

2.	Significant Accounting Policies (continued)

termination of the investment advisory agreement) based on the Company’s realized capitalized gains on a cumulative basis from inception, net of all realized capital losses on a cumulative basis and unrealized depreciation at year end, less the aggregate amount of any previously paid capital gains incentive fees. Although the terms of the investment advisory agreement do not provide for the inclusion of unrealized gains in the calculation of the incentive fee on capital gains, pursuant to an interpretation of an American Institute of Certified Public Accountants Technical Practice Aid for investment companies, for GAAP purposes, the Company includes unrealized gains in the calculation of the incentive fee on capital gains expense and related accrued incentive fee on capital gains. This accrual reflects the incentive fees that would be payable to the Advisors if the Company’s entire portfolio was liquidated at its fair value as of the balance sheet date even though the Advisors are not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Offering Expenses - Offering expenses incurred in connection with the Company’s Offerings, including reimbursement payments to the Advisors, but excluding selling commissions and marketing support fees, are accumulated monthly and capitalized as deferred offering expenses and then subsequently expensed over a 12-month period.

The Company records expenses related to its Shelf Registration Statement as prepaid assets. These expenses will be charged as a reduction of capital upon utilization, in accordance with ASC 946, Financial Services – Investment Companies. Such expenses relating to issuances of debt securities by the Company will be capitalized as deferred financing costs and amortized over the term of the related debt using the effective interest or straight line method, as applicable.

Earnings per Share - Earnings per share is calculated based upon the weighted average number of shares of common stock outstanding during the reporting period.

Distributions - Weekly distributions are generally declared monthly by the Company’s board of directors and recognized as a liability on the applicable record date. Distributions are paid monthly. The Company has adopted a distribution reinvestment plan that provides for reinvestment of distributions on behalf of shareholders. Shareholders who have elected to participate in the distribution reinvestment plan will have their cash distribution automatically reinvested in additional shares of common stock at a price per share equivalent to the then current public offering price, net of selling commissions and marketing support fees.

Federal Income Taxes - The Company has elected to be treated for federal income tax purposes, and intends to maintain its qualification, as a RIC under Subchapter M of the Code. Generally, a RIC is not subject to federal income taxes on distributed income and gains if it distributes at least 90% of its “Investment Company Taxable Income,” as defined in the Code. The Company intends to distribute sufficient dividends to maintain its RIC status each year.

The Company is generally subject to nondeductible federal excise taxes if it does not distribute to its shareholders an amount at least equal to the sum of (i) 98% of its net ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which the Company paid no federal income tax. The Company may, at its discretion, pay a 4% nondeductible federal excise tax on under-distribution of capital gains and taxable income.

The Taxable Subsidiaries hold certain of the Company’s portfolio investments. The Taxable Subsidiaries are consolidated for GAAP reporting purposes, and the portfolio investments held by such entities are included in the consolidated financial statements. The Taxable Subsidiaries may generate income tax expense, or benefit, and related tax assets and liabilities. As a result, any such income tax expense, or benefit and the related tax assets and liabilities are recorded in the Company’s consolidated financial statements. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Similarly, certain foreign investments, which may be held outside of the Taxable Subsidiaries, might incur foreign income taxes and have deferred tax assets and liabilities.

The Company recognizes in its consolidated financial statements the effect of a tax position when it is deemed more likely than not, based on the technical merits, that the position will be sustained upon examination. Tax benefits of positions not deemed to meet the more-likely-than-not threshold are recorded as a tax expense in the current year. The Company did not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740-10-25, Income Taxes – Overall – Recognition, nor did it have any unrecognized tax benefits for the periods presented herein. Although the Company and the Taxable Subsidiaries file federal and state tax returns, their major tax jurisdiction is federal.

2.	Significant Accounting Policies (continued)

Permanent book and tax basis differences are reclassified among the Company’s capital accounts, as appropriate. Additionally, the tax character amount of distributions is determined in accordance with the Code which differs from GAAP.

Recent Accounting Pronouncements - In February 2015, the FASB issued Accounting Standard Update (“ASU”) 2015-02, “Amendments to the Consolidation Analysis,” which requires amendments to both the variable interest entity (“VIE”) and voting models. The amendments (i) modify the identification of variable interests (fees paid to a decision maker or service provider), the VIE characteristics for a limited partnership or similar entity and primary beneficiary determination under the VIE model, and (ii) eliminate the presumption within the current voting model that a general partner controls a limited partnership or similar entity. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The amendments may be applied using either a modified retrospective or full retrospective approach. The Company has determined that it will not early adopt this ASU and is currently evaluating the effect the guidance will have on its consolidated financial position, results of operations and cash flows.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” which requires that loan costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts or premiums. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The ASU is to be applied retrospectively for each period presented. Upon adoption, an entity is required to comply with the applicable disclosures for a change in an accounting principle. The FASB subsequently issued ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements,” which clarifies that, given the absence of authoritative guidance in ASU 2015-03 regarding presentation and subsequent measurement of loan costs related to line-of-credit arrangements, the SEC Staff would not object to an entity deferring and presenting loan costs as an asset and subsequently amortizing the loan costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Company expects that, upon adoption, this ASU will not have a material impact on the Company’s consolidated financial statements other than corresponding reductions to total assets and total liabilities in the consolidated statements of assets and liabilities for the unamortized deferred financing costs related to the Company’s term loan payable. The amount of unamortized deferred financing costs related to the Company’s term loan payable was $3.93 million as of December 31, 2015.

3.	Investments

The Company is engaged in a strategy to invest primarily in the debt of privately owned and thinly traded U.S. companies. The primary investment concentrations include (i) senior debt securities and (ii) subordinated debt securities. The Company’s investments may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Company may separately purchase common or preferred equity interests or limited partnership interests. The Company may also invest in structured products, such as collateralized loan obligations. The fair value of the Company’s investments will generally fluctuate with, among other things, changes in prevailing interest rates, the general supply of, and demand for, debt capital among private and public companies, general domestic and global economic conditions, the condition of certain financial markets, developments or trends in any particular industry and changes in the financial condition and credit quality of each security’s issuer.

3.	Investments (continued)

As of December 31, 2015 and 2014, the Company’s investment portfolio consisted of the following (in thousands):

	As of December 31, 2015
Asset Category	Amortized Cost	Fair Value	Percentage of Investment Portfolio	Percentage of Net Assets
Senior debt
Senior secured loans - first lien	$1,721,163	$1,593,668	42.8%	61.5%
Senior secured loans - second lien	1,154,518	1,100,781	29.6	42.4
Senior secured bonds	217,350	184,509	5.0	7.1

Total senior debt	3,093,031	2,878,958	77.4	111.0
Subordinated debt	525,301	457,287	12.3	17.6
Structured products	111,640	116,208	3.1	4.5
Equity/Other	292,059	269,808	7.2	10.4

Subtotal	4,022,031	3,722,261	100.0%	143.5%

Short term investments	7,071	7,071		0.3

Total investments	$4,029,102	$3,729,332		143.8%

	As of December 31, 2014
Asset Category	Amortized Cost	Fair Value	Percentage of Investment Portfolio	Percentage of Net Assets
Senior debt
Senior secured loans - first lien	$1,152,555	$1,128,244	41.5%	52.6%
Senior secured loans - second lien	858,829	843,957	31.0	39.3
Senior secured bonds	154,125	147,817	5.4	6.9

Total senior debt	2,165,509	2,120,018	77.9	98.8
Subordinated debt	459,004	433,755	16.0	20.2
Structured products	33,721	36,421	1.3	1.7
Equity/Other	129,658	130,377	4.8	6.1

Subtotal	2,787,892	2,720,571	100.0%	126.8%

Short term investments	629	629		—

Total investments	$2,788,521	$2,721,200		126.8%

As of December 31, 2015, debt investments on nonaccrual status represented 3.6% and 2.1% of total investments on an amortized cost basis and fair value basis, respectively. As of December 31, 2014, debt investments on nonaccrual status represented 1.0% and 0.4% of total investments on an amortized cost basis and fair value basis, respectively.

3.	Investments (continued)

The industry composition, geographic dispersion, and local currencies of the Company’s investment portfolio as a percentage of total fair value of the Company’s investments, excluding short term investments and derivative instruments, as of December 31, 2015 and 2014 were as follows:

	As of December 31,
Industry Composition	2015	2014
Capital Goods	16.7%	8.3%
Software & Services	11.2	14.5
Consumer Durables & Apparel	9.6	16.8
Retailing	8.3	8.0
Diversified Financials	6.2	5.1
Automobiles & Components	4.8	4.3
Health Care Equipment & Services	4.8	6.9
Technology Hardware & Equipment	4.7	6.7
Transportation	4.7	2.3
Energy	4.4	8.3
Commercial & Professional Services	4.2	2.2
Materials	3.9	3.5
Food & Staples Retailing	2.7	2.7
Consumer Services	2.4	1.8
Media	2.3	1.6
Real Estate	2.2	1.0
Telecommunication Services	2.2	3.0
Food, Beverage & Tobacco	1.7	1.4
Pharmaceutical, Biotechnology & Life Science	1.4	0.2
Remaining Industries	1.6	1.4

Total	100.0%	100.0%

Geographic Dispersion (1)
United States	78.4%	77.3%
United Kingdom	4.4	3.8
Luxembourg	4.3	3.7
Singapore	3.6	2.7
Sweden	2.5	4.5
Ireland	2.3	2.0
Netherlands	1.2	1.7
British Virgin Islands	1.0	1.0
Cayman Islands	0.8	1.1
Remaining Countries	1.5	2.2

Total	100.0%	100.0%

Local Currency
U.S. Dollar	84.1%	84.0%
Euro	10.3	11.0
British Pound Sterling	5.0	3.5
Australian Dollar	0.6	1.1
Swedish Krona	-	0.4

Total	100.0%	100.0%

(1)	The geographic dispersion is determined by the portfolio company’s country of domicile or the jurisdiction of the security’s issuer.

4.	Derivative Instruments

The following is a summary of the fair value and location of the Company’s derivative instruments in the consolidated statements of assets and liabilities held as of December 31, 2015 and 2014 (in thousands):

		Fair Value as of December 31,
Derivative Instrument	Statement Location	2015	2014
Cross currency swaps	Unrealized appreciation on derivative instruments	$8,247	$-
Cross currency swaps	Unrealized depreciation on derivative instruments	(304)	-
Foreign currency forward contracts	Unrealized appreciation on derivative instruments	2,258	40,903
Foreign currency forward contracts	Unrealized depreciation on derivative instruments	(541)	(458)
Interest rate swaps	Unrealized appreciation on derivative instruments	6,021	-
TRS	Unrealized depreciation on derivative instruments	(13,562)	(3,445)

Total		$2,119	$37,000

Net realized and unrealized gains and losses on derivative instruments recorded by the Company for the years ended December 31, 2015, 2014 and 2013 are in the following locations in the consolidated statements of operations (in thousands):

		Realized Gains (Losses)
		Year Ended December 31,
Derivative Instrument	Statement Location	2015	2014	2013
Cross currency swaps	Net realized gains on derivative instruments	$541	$-	$-
Foreign currency forward contracts	Net realized gains (losses) on derivative instruments	70,096	2,867	(1,174)
TRS	Net realized gains on derivative instruments	12,913	4,487	10,309

Total		$83,550	$7,354	$9,135

		Unrealized Gains (Losses)
		Year Ended December 31,
Derivative Instrument	Statement Location	2015	2014	2013
Cross currency swaps	Net change in unrealized appreciation on derivative instruments	$7,943	$-	$-
Foreign currency forward contracts	Net change in unrealized appreciation (depreciation) on derivative instruments	(38,728)	43,626	(3,034)
Interest rate swaps	Net change in unrealized appreciation on derivative instruments	6,021	-	-
TRS	Net change in unrealized appreciation (depreciation) on derivative instruments	(10,117)	(5,306)	512

Total		$(34,881)	$38,320	$(2,522)

4.	Derivative Instruments (continued)

Offsetting of Derivative Instruments

The Company has derivative instruments that are subject to master netting agreements. These agreements include provisions to offset positions with the same counterparty in the event of default by one of the parties. The Company’s unrealized appreciation and depreciation on derivative instruments are reported as gross assets and liabilities, respectively, in the consolidated statements of assets and liabilities. The following tables present the Company’s assets and liabilities related to derivatives by counterparty, net of amounts available for offset under a master netting arrangement and net of any collateral received or pledged by the Company for such assets and liabilities as of December 31, 2015, and 2014 (in thousands).

	As of December 31, 2015
Counterparty	Derivative Assets Subject to Master Netting Agreement	Derivatives Available for Offset	Non-cash Collateral Received (1)	Cash Collateral Received (1)	Net Amount of Derivative Assets (2)
J.P. Morgan Chase Bank	$16,526	$-	$-	$-	$16,526

Total	$16,526	$-	$-	$-	$16,526

Counterparty	Derivative Liabilities Subject to Master Netting Agreement	Derivatives Available for Offset	Non-cash Collateral Pledged (1)	Cash Collateral Pledged (1)	Net Amount of Derivative Liabilities (3)
Bank of Nova Scotia	$13,562	$-	$-	$13,562	$-
J.P. Morgan Chase Bank	845	-	-	-	845

Total	$14,407	$-	$-	$13,562	$845

	As of December 31, 2014
Counterparty	Derivative Assets Subject to Master Netting Agreement	Derivatives Available for Offset	Non-cash Collateral Received (1)	Cash Collateral Received (1)	Net Amount of Derivative Assets (2)
J.P. Morgan Chase Bank	$13,317	$-	$-	$-	$13,317
State Street Bank and Trust	27,586	-	-	-	27,586

Total	$40,903	$-	$-	$-	$40,903

Counterparty	Derivative Liabilities Subject to Master Netting Agreement	Derivatives Available for Offset	Non-cash Collateral Pledged (1)	Cash Collateral Pledged (1)	Net Amount of Derivative Liabilities (3)
Bank of Nova Scotia	$3,445	$-	$-	$3,445	$-
State Street Bank and Trust	458	-	-	-	458

Total	$3,903	$-	$-	$3,445	$458

(1)	In some instances, the actual amount of the collateral received and/or pledged may be more than the amount shown due to overcollateralization.
(2)	Net amount of derivative assets represents the net amount due from the counterparty to the Company in the event of default.
(3)	Net amount of derivative liabilities represents the net amount due from the Company to the counterparty in the event of default.

4.	Derivative Instruments (continued)

Foreign Currency Forward Contracts and Cross Currency Swaps:

The Company may enter into foreign currency forward contracts and cross currency swaps from time to time to facilitate settlement of purchases and sales of investments denominated in foreign currencies and to economically hedge the impact that an adverse change in foreign exchange rates would have on the value of the Company’s investments denominated in foreign currencies. A foreign currency forward contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. These contracts are marked-to-market by recognizing the difference between the contract forward exchange rate and the forward market exchange rate on the last day of the period presented as unrealized appreciation or depreciation. Realized gains or losses are recognized when forward contracts are settled. Risks arise as a result of the potential inability of the counterparties to meet the terms of their contracts; the Company attempts to limit counterparty risk by only dealing with well-known counterparties. The foreign currency forward contracts open at the end of the period are generally indicative of the volume of activity during the period.

As of December 31, 2015 and 2014, the Company’s open foreign currency forward contracts were as follows (in thousands):

December 31, 2015
Foreign Currency	Settlement Date	Counterparty	Amount and Transaction		US$ Value at Settlement Date	US$ Value at December 31, 2015	Unrealized Appreciation (Depreciation)
AUD	Apr 7, 2016	JP Morgan Chase Bank	A$	17,726 Sold	$12,439	$12,859	$(420)
EUR	Jan 11, 2016	JP Morgan Chase Bank		€50,485 Sold	56,584	54,874	1,710
GBP	Jan 11, 2016	JP Morgan Chase Bank		£8,953 Sold	13,747	13,199	548
GBP	Jan 11, 2016	JP Morgan Chase Bank		£3,700 Bought	(5,576)	(5,455)	(121)

Total					$77,194	$75,477	$1,717

December 31, 2014
Foreign Currency	Settlement Date	Counterparty	Amount and Transaction		US$ Value at Settlement Date	US$ Value at December 31, 2014	Unrealized Appreciation (Depreciation)
AUD	Oct. 9, 2015	State Street Bank and Trust	A$	36,489 Sold	$33,032	$29,251	$3,781
EUR	Jan. 8, 2015	State Street Bank and Trust		€17,000 Sold	22,919	20,572	2,347
EUR	Jan. 8, 2015	State Street Bank and Trust		€43,500 Sold	59,608	52,639	6,969
EUR	Jan. 8, 2015	State Street Bank and Trust		€16,903 Sold	22,845	20,455	2,390
EUR	Jan. 8, 2015	State Street Bank and Trust		€1,153 Sold	1,559	1,396	163
EUR	Jan. 8, 2015	State Street Bank and Trust		€16,000 Sold	22,235	19,361	2,874
EUR	Jan. 8, 2015	State Street Bank and Trust		€11,100 Sold	15,114	13,432	1,682
EUR	Jan. 8, 2015	State Street Bank and Trust		€11,100 Sold	15,112	13,432	1,680
EUR	Jan. 8, 2015	State Street Bank and Trust		€3,650 Bought	(4,875)	(4,417)	(458)
EUR	Jan. 8, 2015	State Street Bank and Trust		€4,053 Sold	5,237	4,905	332
EUR	Jan. 8, 2015	State Street Bank and Trust		€3,575 Sold	4,517	4,326	191
EUR	Jan. 8, 2015	State Street Bank and Trust		€3,205 Sold	3,983	3,878	105
EUR	Oct. 9, 2015	State Street Bank and Trust		€61,278 Sold	78,369	74,397	3,972
EUR	Jan. 11, 2016	J.P. Morgan Chase Bank		€5,400 Sold	7,413	6,571	842
EUR	Jan. 11, 2016	J.P Morgan Chase Bank		€61,000 Sold	83,436	74,228	9,208
GBP	Jan. 8, 2015	State Street Bank and Trust		£22,000 Sold	35,388	34,288	1,100
GBP	Apr. 7, 2017	J.P. Morgan Chase Bank		£45,700 Sold	74,737	71,470	3,267

Total					$480,629	$440,184	$40,445

The Company entered into three cross currency swaps with a total notional amount of $455.75 million during the year ended December 31, 2015. Cross currency swaps are interest rate swaps in which interest cash flows are exchanged between two parties based on the notional amounts of two different currencies. These swaps are marked-to-market by recognizing the difference between present value of cash flows of each leg of the swaps as unrealized appreciation or depreciation. Realized gain or loss is recognized when periodic payments are received or paid and the swaps are terminated. The entire notional value of a cross currency swap is subject to the risk that the counterparty to the swap will default on its contractual delivery obligations. The Company attempts to limit counterparty risk by only dealing with well-known counterparties.

4.	Derivative Instruments (continued)

As of December 31, 2015, the Company’s open cross currency swaps were as follows ($ in thousands). The Company did not have any cross currency swaps as of December 31, 2014.

Counterparty	Company Receives Fixed Rate	Company Pays Fixed Rate	Termination Date	Unrealized Appreciation (Depreciation)
JPMorgan Chase Bank, N.A	0.300% on USD notional amount of $9,342	1.975% on AUD notional amount of $13,161	6/30/2017	$(304)
JPMorgan Chase Bank, N.A	0.759% on USD notional amount of $316,351	0.260% on EUR notional amount of $282,962	12/31/2017	4,402
JPMorgan Chase Bank, N.A	0.590% on USD notional amount of $130,061	1.006% on GBP notional amount of $84,637	12/31/2017	3,845

				$7,943

As of December 31, 2015, the combined contractual notional balance of the Company’s foreign currency forward contracts and cross currency swaps totaled $532.95 million, all of which related to economic hedging of the Company’s foreign currency denominated debt investments. The table below displays the Company’s foreign currency denominated debt investments and foreign currency forward contracts, summarized by foreign currency type (in thousands).

	Debt Investments Denominated in Foreign Currencies As of December 31, 2015				Hedges As of December 31, 2015
(in thousands)	Par Value in Local Currency		Par Value in US$	Fair Value	Net Foreign Currency Hedge Amount in Local Currency		Net Foreign Currency Hedge Amount in U.S. Dollars
Australian Dollars	A$	31,021	$23,949	$21,471	A$	30,887	$21,781
Euros		€404,360	439,438	368,746		€333,447	372,935
British Pound Sterling		£121,426	179,006	177,509		£89,890	138,232

Total			$642,393	$567,726			$532,948

Interest Rate Swaps:

The Company entered into two interest rate swaps with a total notional amount of $500 million during the year ended December 31, 2015. Interest rate swap contracts are privately negotiated agreements between the Company and a counterparty. Pursuant to interest rate swap agreements, the Company makes fixed-rate payments to the counterparty in exchange for payments on a floating benchmark interest rate. Payments received or made are recorded as realized gains or losses. During the term of the outstanding swap agreement, changes in the underlying value of the swap are recorded as unrealized gains or losses. The value of the swap is determined by changes in the relationship between two rates of interest. The Company is exposed to credit loss in the event of non-performance by the swap counterparty. Risk may also arise from movements in interest rates. The Company attempts to limit counterparty risk by only dealing with well-known counterparties.

As of December 31, 2015, the Company’s open interest rate swaps were as follows ($ in thousands). The Company did not have any interest rate swaps as of December 31, 2014.

Counterparty	Notional Amount	Company Receives Floating Rate	Company Pays Fixed Rate	Termination Date	Unrealized Appreciation
JPMorgan Chase Bank, N.A	$100,000	3-Month LIBOR	1.36%	12/31/2020	$1,457
JPMorgan Chase Bank, N.A	$400,000	3-Month LIBOR	1.43%	12/31/2020	4,564

					$6,021

4.	Derivative Instruments (continued)

Equity Options and Warrants:

The Company holds equity options and warrants in certain portfolio companies in an effort to achieve additional investment returns. In holding equity options and warrants, the Company bears the risk of an unfavorable change in the value of the underlying equity interests. Equity options and warrants are recorded as investments at fair value in the consolidated statements of assets and liabilities. The aggregate fair value of equity options and warrants included in investments at fair value in the Company’s consolidated statements of assets and liabilities as of December 31, 2015 and 2014 represented 0.5% and 1.2%, respectively, of the Company’s net assets.

Below is a summary of the Company’s investments in equity options and warrants as of December 31, 2015 and 2014 (in thousands, except share amounts):

			As of December 31, 2015
Company	Expiration Date	No. Shares	Cost	Fair Value
Amtek Global Technology Pte. Ltd. (SGP), Warrants	12/31/2017	9,991	$4,636	$4,551
Amtek Global Technology Pte. Ltd. (SGP), Warrants	12/31/2018	9,991	4,785	4,754
Education Management Corp., Warrants	1/5/2022	2,320,791	371	-
Gruppo Argenta S.p.A., Warrants	(1)	225,289	5,342	2,332
Hilding Anders, Equity Options	12/31/2020	236,160,807	14,988	213
Home Partners of America, Inc., Warrants	8/7/2024	2,675	292	370
Keystone Australia Holdings, Pty. Ltd., Warrants	(1)	1,588,469	1,019	-

Total			$31,433	$12,220

(1)	Expiration date contingent on certain events pursuant to underlying agreements.

			As of December 31, 2014
Company	Expiration Date	No. Shares	Cost	Fair Value
Gruppo Argenta S.p.A., Warrants	(1)	225,289	$5,342	$3,951
Hilding Anders, Equity Options	12/31/2020	236,160,807	14,988	11,724
Home Partners of America, Inc., Warrant Delivery Rights	(1)	1,968	32	32
Home Partners of America, Inc., Warrants	(1)	707	77	78
Keystone Australia Holdings, Pty. Ltd., Warrants	(1)	1,588,469	1,019	903

Total			$21,458	$16,688

(1)	Expiration date contingent on certain events pursuant to underlying agreements.

The Company may enter into other derivative instruments and incur other exposures with other counterparties in the future. The derivative instruments held as of December 31, 2015 and 2014 generally reflect the volume of derivative activity throughout the periods presented.

Total Return Swaps:

On November 15, 2012, Halifax Funding entered into the TRS with the Bank of Nova Scotia (“BNS” or the “Counterparty”). The TRS arrangement with BNS consists of a set of TRS agreements. On October 22, 2015, Halifax Funding amended the TRS agreements. Pursuant to the amended TRS agreements, Halifax Funding may select a portfolio of single-name corporate loans and/or bonds (each, a “TRS asset” and together, the “TRS assets”) with a maximum aggregate notional amount of $500 million. Under the terms of the TRS agreements, each TRS asset included in the TRS portfolio constitutes a separate total return swap transaction, although all calculations, payments and transfers required to be made under the TRS agreements are calculated and treated on an aggregate basis, based upon all such transactions.

Halifax Funding receives quarterly from BNS (i) all collected interest and fees generated by the TRS assets and (ii) realized gains from the sale or principal payments/paydowns of TRS assets, if any. Halifax Funding pays to BNS (i) a financing charge on the TRS settled notional amount at a rate equal to the three-month LIBOR plus 1.40% per annum and (ii) realized losses, if any, related to the TRS assets. In addition, upon the termination of the TRS arrangement, Halifax Funding will either receive from BNS any net realized gain, or pay to BNS any net realized loss, on the liquidation of TRS assets.

4.	Derivative Instruments (continued)

Halifax Funding posts collateral in the form of certificates of deposit held by a custodian. Generally, the required collateral amount is at least 33.3% of the notional amount of each TRS asset at the time that such TRS asset is confirmed for acquisition by the Counterparty. Halifax Funding may be required to post additional collateral in the event the value of the TRS assets decreases below a specified amount. Halifax Funding is required to post additional collateral to ensure that the collateral’s market value, as solely determined by BNS, is at least equal to 25% of the value of the TRS portfolio.

The obligations of Halifax Funding under the TRS agreements are nonrecourse to the Company and the Company’s exposure to the TRS is limited to its equity in Halifax Funding, which is generally equal to the collateral posted by Halifax Funding. The Company has no contractual obligation to post any collateral or to pay any financing charges to BNS. The Company may, but is not obligated to, increase its equity investment in Halifax Funding for the purpose of funding additional collateral or payment obligations for which Halifax Funding may become obligated during the term of the TRS agreements. If the Company does not make any such additional equity investment in Halifax Funding and Halifax Funding fails to meet its obligations under the TRS agreements, then BNS will have the right to terminate the TRS agreements and use the collateral posted by Halifax Funding with the custodian to offset any amount owed to BNS. Halifax Funding may terminate the TRS agreements at any time upon providing at least 30 days’ notice prior to the proposed settlement date of the TRS assets related to such termination. In the absence of an early termination, the TRS will terminate on January 15, 2019. In the event of an early termination of the TRS, Halifax Funding may be required to pay a make-whole fee based on a minimum spread amount to be earned by BNS over the life of the amended TRS agreements. Halifax Funding would have been required to pay a make whole fee of $13.16 million if the TRS had been terminated as of December 31, 2015.

As of December 31, 2015 and 2014, Halifax Funding had selected 51 and 49 underlying debt positions, respectively, and had posted $142.64 million and $115.70 million, respectively, in collateral, which are recorded as collateral on deposit with custodian in the consolidated statements of assets and liabilities. The following table reconciles the TRS settled notional amount, upon which the financing charge to BNS is based, to the total, or trade basis, notional amount as of December 31, 2015 and 2014 (in thousands).

	December 31, 2015	December 31, 2014
Settled notional amount	$310,371	$277,375
Unsettled additions	14,595	10,366

Total notional amount	$324,966	$287,741

The following table summarizes the fair value components of the TRS portfolio (in thousands):

	December 31, 2015	December 31, 2014
Interest and fee income	$4,658	$3,545
Financing charge	(896)	(513)
Net realized loss	(571)	(26)
Net unrealized depreciation of TRS assets	(16,753)	(6,451)

TRS total fair value	$(13,562)	$(3,445)

The following table summarizes the components of the net realized gains on derivative instruments relating to the TRS (in thousands):

	Year Ended December 31,
	2015	2014
Interest and fee income	$17,242	$4,928
Financing charge	(4,028)	(696)
Net realized gains (losses)	(301)	255

Net realized gains on derivative instruments related to the TRS	$12,913	$4,487

4.	Derivative Instruments (continued)

The following is a summary of the TRS assets as of December 31, 2015 (in thousands):

Company (a)	Industry	Interest Rate	LIBOR Floor	Maturity Date	Notional Amount	Fair Value	Unrealized Appreciation (Depreciation)
Senior Secured Loans – First Lien
ABILITY Network, Inc.	Health Care Equipment & Services	L + 500	1.00%	5/14/2021	$6,798	$6,737	$(61)
Acosta Holdco, Inc.	Commercial & Professional Services	L + 325	1.00%	9/26/2021	4,249	4,043	(206)
Alion Science & Technology Corp. (c)	Capital Goods	L + 450	1.00%	8/19/2021	2,858	2,830	(28)
Applied Systems, Inc.	Software & Services	L + 325	1.00%	1/25/2021	7,932	7,804	(128)
Aspen Dental Management, Inc.	Health Care Equipment & Services	L + 450	1.00%	4/29/2022	6,169	6,174	5
BJ’s Wholesale Club, Inc.	Food & Staples Retailing	L + 350	1.00%	9/26/2019	3,939	3,743	(196)
Caesars Entertainment Operating Co., Inc. (b)(d)	Consumer Services	L + 725	0.00%	3/1/2017	3,745	3,493	(252)
California Pizza Kitchen, Inc.	Food & Staples Retailing	L + 425	1.00%	3/29/2018	3,770	3,582	(188)
Catalina Marketing Corp.	Media	L + 350	1.00%	4/9/2021	707	562	(145)
CHG Companies, Inc.	Health Care Equipment & Services	L + 325	1.00%	11/19/2019	2,857	2,801	(56)
CityCenter Holdings, LLC	Real Estate	L + 325	1.00%	10/16/2020	12,448	12,366	(82)
Commercial Barge Line, Co.	Transportation	L + 875	1.00%	11/12/2020	11,898	11,459	(439)
CPI International, Inc.	Capital Goods	L + 325	1.00%	11/17/2017	4,772	4,630	(142)
CSM Bakery Products	Food, Beverage & Tobacco	L + 400	1.00%	7/3/2020	4,888	4,816	(72)
CTI Foods Holding Co., LLC	Food, Beverage & Tobacco	L + 350	1.00%	6/29/2020	3,947	3,706	(241)
Distribution International, Inc.	Retailing	L + 500	1.00%	12/10/2021	4,901	4,517	(384)
DJO Finance, LLC	Health Care Equipment & Services	L + 325	1.00%	6/8/2020	8,824	8,507	(317)
Emerald Expositions Holding, Inc.	Media	L + 375	1.00%	6/17/2020	9,933	9,725	(208)
Four Seasons Holdings, Inc. (b)	Consumer Services	L + 275	0.75%	6/27/2020	405	404	(1)
Grocery Outlet, Inc.	Food & Staples Retailing	L + 375	1.00%	10/21/2021	4,977	4,753	(224)
Gymboree Corp.	Retailing	L + 350	1.50%	2/23/2018	2,834	1,616	(1,218)
Gypsum Management & Supply, Inc.	Capital Goods	L + 375	1.00%	4/1/2021	8,353	7,918	(435)
Hanson Building Products North America (b)	Materials	L + 550	1.00%	3/13/2022	12,463	12,183	(280)
Harbor Freight Tools USA, Inc.	Capital Goods	L + 375	1.00%	7/26/2019	1,901	1,889	(12)
Hillman Group, Inc.	Consumer Durables & Apparel	L + 350	1.00%	6/30/2021	9,962	9,670	(292)
HUB International, Ltd.	Insurance	L + 300	1.00%	10/2/2020	12,947	12,398	(549)
Hyland Software, Inc.	Software & Services	L + 375	1.00%	7/1/2022	6,921	6,747	(174)
iPayment, Inc. (c)	Software & Services	L + 525	1.50%	5/8/2017	14,723	14,318	(405)
Kronos, Inc.	Software & Services	L + 350	1.00%	10/30/2019	9,833	9,689	(144)
Learfield Communications, Inc.	Media	L + 350	1.00%	10/9/2020	7,343	7,233	(110)
MCS AMS Sub-Holdings, LLC (c)	Commercial & Professional Services	L + 650	1.00%	10/15/2019	12,150	12,000	(150)
MultiPlan, Inc.	Health Care Equipment & Services	L + 275	1.00%	3/31/2021	8,351	8,104	(247)
Neiman Marcus Group, LLC	Retailing	L + 325	1.00%	10/25/2020	8,797	7,835	(962)
P2 Energy Solutions, Inc. (b)	Software & Services	L + 400	1.00%	10/30/2020	4,698	4,231	(467)
RedPrairie Corp.	Software & Services	L + 500	1.00%	12/21/2018	4,838	4,385	(453)
Riverbed Technology, Inc.	Technology Hardware & Equipment	L + 500	1.00%	4/24/2022	4,938	4,943	5
Savers, Inc.	Retailing	L + 375	1.25%	7/9/2019	8,774	7,131	(1,643)
Talbots, Inc.	Retailing	L + 450	1.00%	3/19/2020	8,425	7,979	(446)
TIBCO Software, Inc.	Software & Services	L + 550	1.00%	12/4/2020	4,714	4,470	(244)
Triple Point Technology, Inc.	Software & Services	L + 425	1.00%	7/10/2020	6,963	5,479	(1,484)

Total Senior Secured Loans - First Lien					269,945	256,870	(13,075)

Senior Secured Loans - Second Lien
Applied Systems, Inc.	Software & Services	L + 650	1.00%	1/24/2022	4,658	4,248	(410)
Gypsum Management & Supply, Inc.	Capital Goods	L + 675	1.00%	4/1/2022	5,633	5,274	(359)
Lightower Fiber, LLC	Telecommunication Services	L + 675	1.25%	4/12/2021	7,331	7,261	(70)
Maxim Crane, LP	Capital Goods	L + 925	1.00%	11/26/2018	9,021	8,688	(333)
Misys, Ltd. (b)	Software & Services	12.00%		6/12/2019	2,898	3,005	107
NEP Group, Inc.	Media	L + 875	1.25%	7/22/2020	7,653	7,179	(474)
Progressive Solutions	Health Care Equipment & Services	L + 850	1.00%	10/22/2021	3,960	3,925	(35)
RedPrairie Corp.	Software & Services	L + 1000	1.25%	12/21/2019	5,550	4,391	(1,159)

Total Senior Secured Loans - Second Lien					46,704	43,971	(2,733)

Senior Secured Bonds
Artesyn Technologies, Inc.	Technology Hardware & Equipment	9.75%		10/15/2020	3,640	3,273	(367)
Hot Topic, Inc.	Consumer Durables & Apparel	9.25%		6/15/2021	3,675	3,080	(595)

Total Senior Secured Bonds					7,315	6,353	(962)

Subordinated Debt
GCI, Inc.	Telecommunication Services	6.75%		6/1/2021	1,002	1,019	17

Total Subordinated Debt					1,002	1,019	17

TOTAL					$324,966	$308,213	$(16,753)

(a) Security may be an obligation of one or more entities affiliated with the named company.

(b) The investment is not a qualifying asset as defined in Section 55(a) under the 1940 Act.

(c) TRS asset position or portion thereof unsettled as of December 31, 2015.

(d) Investment was on non-accrual status as of December 31, 2015.

4.	Derivative Instruments (continued)

The following is a summary of the TRS assets as of December 31, 2014 (in thousands):

Company (a)	Industry	Interest Rate	LIBOR Floor	Maturity Date	Notional Amount	Fair Value	Unrealized Appreciation (Depreciation)
Senior Secured Loans - First Lien
ABILITY Network, Inc.	Health Care Equipment & Services	L + 500	1.00%	5/14/2021	$6,867	$6,719	$(148)
Applied Systems, Inc. (c)	Software & Services	L + 325	1.00%	1/25/2021	10,873	10,706	(167)
AssuredPartners, Inc.	Insurance	L + 350	1.00%	4/2/2021	9,498	9,408	(90)
BJ’s Wholesale Club, Inc.	Food & Staples Retailing	L + 350	1.00%	9/26/2019	3,975	3,880	(95)
Caesars Entertainment Operating Co., Inc. (b)	Consumer Services	L + 675	0.00%	3/1/2017	3,745	3,488	(257)
California Pizza Kitchen, Inc.	Food & Staples Retailing	L + 425	1.00%	3/29/2018	3,826	3,817	(9)
Catalina Marketing Corp.	Media	L + 350	1.00%	4/9/2021	4,002	3,768	(234)
Ceridian Corp.	Commercial & Professional Services	L + 350	1.00%	9/15/2020	2,055	2,009	(46)
CHG Companies, Inc.	Health Care Equipment & Services	L + 325	1.00%	11/19/2019	12,929	12,694	(235)
CityCenter Holdings, LLC	Real Estate	L + 325	1.00%	10/16/2020	12,762	12,639	(123)
CRC Health Group, Inc.	Health Care Equipment & Services	L + 425	1.00%	3/29/2021	2,995	2,993	(2)
CSM Bakery Products	Food, Beverage & Tobacco	L + 400	1.00%	7/3/2020	4,938	4,875	(63)
CTI Foods Holding Co., LLC	Food, Beverage & Tobacco	L + 350	1.00%	6/28/2020	3,988	3,883	(105)
Emerald Expositions Holding, Inc.	Media	L + 375	1.00%	6/17/2020	10,407	10,096	(311)
First American Payment Systems, L.P.	Software & Services	L + 450	1.25%	10/12/2018	2,404	2,360	(44)
Four Seasons Holdings, Inc. (b)	Consumer Services	L + 275	0.75%	6/27/2020	4,919	4,875	(44)
Gymboree Corp.	Retailing	L + 350	1.50%	2/23/2018	2,834	2,038	(796)
Gypsum Management & Supply, Inc.	Capital Goods	L + 375	1.00%	4/1/2021	8,437	8,174	(263)
Harbor Freight Tools USA, Inc.	Capital Goods	L + 375	1.00%	7/26/2019	8,227	8,142	(85)
Hillman Group, Inc.	Capital Goods	L + 350	1.00%	6/30/2021	12,941	12,718	(223)
HUB International, Ltd.	Insurance	L + 325	1.00%	10/2/2020	14,217	14,037	(180)
Hyland Software, Inc.	Software & Services	L + 375	1.00%	2/19/2021	6,973	6,860	(113)
iPayment, Inc.	Software & Services	L + 525	1.50%	5/8/2017	7,885	7,767	(118)
Kronos, Inc. (c)	Software & Services	L + 350	1.00%	10/30/2019	9,965	9,906	(59)
Learfield Communications, Inc.	Media	L + 350	1.00%	10/9/2020	7,417	7,251	(166)
Neiman Marcus Group, LLC	Retailing	L + 325	1.00%	10/25/2020	8,886	8,760	(126)
OneStopPlus Group	Consumer Durables & Apparel	L + 350	1.00%	3/18/2021	353	344	(9)
OpenLink Financial, Inc.	Software & Services	L + 500	1.25%	10/30/2017	822	808	(14)
P2 Energy Solutions, Inc.	Software & Services	L + 400	1.00%	10/30/2020	4,985	4,789	(196)
RedPrairie Corp.	Software & Services	L + 500	1.00%	12/21/2018	4,888	4,607	(281)
Savers, Inc. (c)	Retailing	L + 375	1.25%	7/9/2019	8,877	8,647	(230)
SGS International, Inc.	Media	L + 325	1.00%	10/17/2019	4,918	4,835	(83)
Surgery Center Holdings, Inc.	Health Care Equipment & Services	L + 425	1.00%	11/3/2020	5,013	4,813	(200)
The TelX Group, Inc.	Telecommunication Services	L + 350	1.00%	4/9/2020	3,992	3,858	(134)
TIBCO Software, Inc. (b)	Software & Services	L + 550	1.00%	12/4/2020	4,750	4,807	57
Travelport, LLC (b)	Software & Services	L + 500	1.00%	9/2/2021	3,950	3,989	39
Triple Point Technology, Inc.	Software & Services	L + 425	1.00%	7/10/2020	4,186	4,123	(63)
Varsity Brands, Inc. (c)	Consumer Durables & Apparel	L + 500	1.00%	12/10/2021	4,950	4,965	15
Wilton Brands, LLC	Materials	L + 625	1.25%	8/30/2018	3,095	3,020	(75)
Zayo Group, LLC	Telecommunication Services	L + 300	1.00%	7/2/2019	13,222	13,194	(28)

Total Senior Secured Loans - First Lien					255,966	250,662	(5,304)

Senior Secured Loans - Second Lien
CRC Health Group, Inc.	Health Care Equipment & Services	L + 800	1.00%	9/28/2021	4,010	4,077	67
Maxim Crane, LP	Capital Goods	L + 925	1.00%	11/26/2018	9,021	8,932	(89)
Misys Ltd. (b)	Software & Services	12.00%		6/12/2019	2,898	3,047	149
NEP Group, Inc.	Media	L + 825	1.25%	7/22/2020	1,323	1,301	(22)
RedPrairie Corp.	Software & Services	L + 1000	1.25%	12/21/2019	5,550	4,575	(975)

Total Senior Secured Loans - Second Lien					22,802	21,932	(870)

Senior Secured Bonds
Hot Topic, Inc.	Consumer Durables & Apparel	9.25%		6/15/2021	3,675	3,763	88
Artesyn Technologies, Inc.	Technology Hardware & Equipment	9.75%		10/15/2020	3,640	3,303	(337)

Total Senior Secured Bonds					7,315	7,066	(249)

Subordinated Debt
GCI, Inc.	Telecommunication Services	6.75%		6/1/2021	1,002	981	(21)
Summit Materials, LLC	Materials	10.50%		1/31/2020	656	649	(7)

Total Subordinated Debt					1,658	1,630	(28)

TOTAL					$287,741	$281,290	$(6,451)

(a) Security may be an obligation of one or more entities affiliated with the named company.

(b) The investment is not a qualifying asset as defined in Section 55(a) under the 1940 Act.

(c) TRS asset position or portion thereof unsettled as of December 31, 2014.

5.	Fair Value of Financial Instruments

The Company’s investments were categorized in the fair value hierarchy described in Note 2. “Significant Accounting Policies”, as follows as of December 31, 2015 and 2014 (in thousands):

	December 31, 2015
Description	Level 1	Level 2	Level 3	Total
Senior debt	$-	$1,064,704	$1,814,254	$2,878,958
Subordinated debt	-	228,222	229,065	457,287
Structured products	-	-	116,208	116,208
Equity/Other	-	12,800	257,008	269,808

Subtotal	-	1,305,726	2,416,535	3,722,261
Short term investments	7,071	-	-	7,071

Total investments	$7,071	$1,305,726	$2,416,535	$3,729,332

Derivative Instruments	Level 1	Level 2	Level 3	Total
Assets
Cross currency swaps	$-	$8,247	$-	$8,247
Foreign currency forward contracts	-	2,258	-	2,258
Interest rate swaps	-	6,021	-	6,021
Liabilities
Cross currency swaps	-	(304)	-	(304)
Foreign currency forward contracts	-	(541)	-	(541)
Total return swaps	-	-	(13,562)	(13,562)

Total	$-	$15,681	$(13,562)	$2,119

	December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Senior debt	$-	$976,274	$1,143,744	$2,120,018
Subordinated debt	-	236,896	196,859	433,755
Structured products	-	-	36,421	36,421
Equity/Other	-	5,069	125,308	130,377

Subtotal	-	1,218,239	1,502,332	2,720,571
Short term investments	629	-	-	629

Total investments	$629	$1,218,239	$1,502,332	$2,721,200

Derivative Instruments	Level 1	Level 2	Level 3	Total
Assets
Foreign currency forward contracts	$-	$40,903	$-	$40,903
Liabilities
Foreign currency forward contracts	-	(458)	-	(458)
Total return swaps	-	-	(3,445)	(3,445)

Total	$-	$40,445	$(3,445)	$37,000

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2015 and 2014.

The carrying value of cash and foreign currency is classified as Level 1 with respect to the fair value hierarchy. The carrying values of the Company’s collateral on deposit with custodian, term loan and revolving credit facilities approximate their fair value and are classified as Level 2 with regards to the fair value hierarchy.

At December 31, 2015, the Company held 93 distinct investment positions classified as Level 3, representing an aggregate fair value of $2.42 billion and 64.8% of the total investment portfolio. At December 31, 2014, the Company held 63 distinct investment positions classified as Level 3, representing an aggregate fair value of $1.50 billion and 55.2% of the total investment portfolio. The ranges of unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of December 31, 2015 and 2014 were as follows (in thousands):

5.	Fair Value of Financial Instruments (continued)

As of December 31, 2015
Asset Group	Fair Value (1)(2)	Valuation Techniques (3)	Unobservable Inputs	Range (Weighted Average) (4)	Impact to Valuation from an Increase in Input (5)
Senior Debt	$1,795,749	Discounted Cash Flow	Discount Rate	8.11% - 21.34% (11.99%)	Decrease
			Market Yield	6.25% - 19.32% (9.56%)	Decrease
			Yield Premium	0.00% - 6.50% (2.35%)	Decrease
			Weighted Average Cost of Capital	6.40% - 19.70% (10.53%)	Decrease
			EBITDA Multiple	3.90x - 11.61x (8.21x)	Increase
			Tangible Book Value Multiple	1.30x - 1.40x (1.35x)	Increase
			Interest Rate Volatility	25.00% (25.00%)	Decrease
	9,353	Option Pricing Model/ Liquidation Analysis	EBITDA Multiple	6.26x (6.26x)	Increase
			Implied Volatility	30.00% (30.00%)	Increase
			Risk Free Rate	0.33% (0.33%)	Increase
			Yield	0.00% (0.00%)	Decrease
			Term	0.38 years (0.38 years)	Increase
			Illiquidity Discounts	0.00% - 15.00% (7.50%)	Decrease
			Expected Recovery Given Liquidation	18.07% (18.07%)	Increase
	6,273	Discounted Cash Flow/Quote/ Liquidation Analysis	Discount Rate	146.51% (146.51%)	Increase
			Quote	14.50% (14.50%)	Increase
			Expected Recovery Given Liquidation	0.00% (0.00%)	Increase
	2,879	Liquidation Analysis	Expected Recovery Given Liquidation	13.80% (13.80%)	Increase
Subordinated Debt	227,576	Discounted Cash Flow	Discount Rate	11.31% - 21.51% (15.12%)	Decrease
			Market Yield	7.21% - 19.53% (10.11%)	Decrease
			Yield Premium	0.00% - 4.25% (4.20%)	Decrease
			Weighted Average Cost of Capital	10.15% - 19.50% (14.69%)	Decrease
			EBITDA Multiple	6.42x - 22.99x (11.54x)	Increase
			Interest Rate Volatility	25.00% (25.00%)	Decrease
	1,489	Option Pricing Model	EBITDA Multiple	9.27x (9.27x)	Increase
			Implied Volatility	20.00% (20.00%)	Increase
			Risk Free Rate	1.24% (1.24%)	Increase
			Yield	0.00% (0.00%)	Decrease
			Term	3.00 years (3.00 years)	Increase
Structured Products	109,083	Discounted Cash Flow	Discounted Rate	11.22% - 17.38% (15.41%)	Decrease
	7,125	Book Value	Book Value	1.00x (1.00x)	Increase
Equity/Other	115,060	Waterfall	Asset Appraisals	N/A	Increase
			Change in Market Index	3.93% (3.93%)	Increase
			Additional Discounts	3.00% (3.00%)	Decrease
	1,127	Discounted Cash Flow	Discount Rate	11.60% - 12.60% (12.60%)	Decrease
	76,807	Net Asset Value	Net Asset Value	N/A	Increase
	52,295	Market Comparables	EBITDA Multiple	5.29x - 12.52x (9.37x)	Increase
			Revenue Multiple	0.24x - 2.24x (1.87x)	Increase
			Illiquidity Discounts	0.00% - 15.00% (7.86%)	Decrease
	11,719	Option Pricing Model	EBITDA Multiple	5.37x - 11.16x (6.53x)	Increase
			Implied Volatility	20.00% - 37.50% (33.52%)	Increase
			Risk Free Rate	0.00% - 1.24% (0.25%)	Increase
			Yield	0.00% - 0.00% (0.00%)	Decrease
			Term	0.75 years - 3.00 years (2.60 years)	Increase
			Illiquidity Discounts	0.00% - 15.00% (10.03%)	Decrease
Total	$2,416,535

5.	Fair Value of Financial Instruments (continued)

As of December 31, 2014
Asset Group	Fair Value (1)(2)	Valuation Techniques (3)	Unobservable Inputs	Range (Weighted Average) (4)	Impact to Valuation from an Increase in Input (5)
Senior Debt	$1,143,744	Discounted Cash Flow	Discount Rate	6.07% - 20.50% (11.49%)	Decrease
			Market Yield	5.89% - 19.69% (8.98%)	Decrease
			Yield Premium	0.00% - 6.50% (1.88%)	Decrease
			Weighted Average Cost of Capital	6.60% - 17.85% (10.78%)	Decrease
			EBITDA Multiple	4.25x - 17.00x (8.34x)	Increase
			Tangible Book Value Multiple	1.65x (1.65x)	Increase
			Interest Rate Volatility	25.00% (25.00%)	Decrease
Subordinated Debt	186,805	Discounted Cash Flow	Discount Rate	11.37% - 20.11% (13.89%)	Decrease
			Market Yield	8.08% - 17.51% (10.15%)	Decrease
			Yield Premium	3.80% - 4.00% (3.91%)	Decrease
			Weighted Average Cost of Capital	9.45% - 19.50% (13.33%)	Decrease
			EBITDA Multiple	6.50x - 13.50x (9.53x)	Increase
			Interest Rate Volatility	25.00% (25.00%)	Decrease
	9,487	Option Pricing Model	EBITDA Multiple	10.30x (10.30x)	Increase
			Implied Volatility	45.00% (45.00%)	Increase
			Risk Free Rate	1.10% (1.10%)	Increase
			Term	3.00 years (3.00 years)	Increase
	567	Market Comparables	EBITDA Multiple	4.00x (4.00x)	Increase
Structured Products	36,421	Discounted Cash Flow	Discount Rate	10.95% - 15.50% (11.33%)	Decrease
Equity/Other	47,210	Market Comparables	EBITDA Multiple	5.30x - 10.50x (8.68x)	Increase
			Revenue Multiple	0.18x (0.18x)	Increase
			Illiquidity Discount	10.00% - 15.00% (12.22%)	Decrease
	4,256	Option Pricing Model	EBITDA Multiple	10.30x - 13.50x (13.27x)	Increase
			Implied Volatility	30.00% - 45.00% (31.07%)	Increase
			Risk Free Rate	1.10% - 1.28% (1.27%)	Increase
			Term	3.00 years - 4.00 years (3.93 years)	Increase
			Illiquidity Discount	0.00% - 10.00% (9.28%)	Decrease
	49,094	Waterfall	Asset Appraisals	N/A	Increase
			Change in Market Index	5.47% (5.47%)	Increase
			Illiquidity Discount	3.50% (3.50%)	Decrease
	23,206	Net Asset Value	Net Asset Value	N/A	Increase
	1,542	Discounted Cash Flow	Discount Rate	12.30% - 13.10% (12.90%)	Decrease
Total	$1,502,332

(1)	The TRS was valued in accordance with the TRS agreements as discussed in Note 2. See Note 4 for quantitative disclosures of the fair value of the TRS.
(2)	Certain investments may be valued at cost for a period of time after an acquisition as the best indicator of fair value.
(3)	For the assets and investments that have more than one valuation technique, the Company may rely on the stated techniques individually or in the aggregate based on a weight ascribed to each valuation technique, ranging from 0 – 100%. Indicative broker quotes obtained for valuation purposes are reviewed by the Company relative to other valuation techniques.
(4)	Weighted average amounts are based on the estimated fair values.
(5)	This column represents the directional change in the fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the input would have the opposite effect. Significant changes in these inputs in isolation could result in significantly higher or lower fair value measurements.

The above tables represent the significant unobservable inputs as they relate to the Company’s determination of fair values for the majority of its investments categorized within Level 3 as of December 31, 2015 and 2014. In addition to the techniques and inputs noted in the tables above, according to the Company’s valuation policy, it may also use other valuation techniques and methodologies when determining the fair value estimates for the Company’s investments. Any significant increases or decreases in the unobservable inputs would result in significant increases or decreases in the fair value of the Company’s investments.

5.	Fair Value of Financial Instruments (continued)

Investments that do not have a readily available market value are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), or both approaches, as appropriate. The market comparables approach uses prices, including third-party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors the Company may take into account to determine the fair value of its investments include, as relevant: available current market data, including an assessment of the credit quality of the security’s issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

The following tables provide reconciliations for the years ended December 31, 2015 and 2014 of investments for which Level 3 inputs were used in determining fair value (in thousands):

	Year Ended December 31, 2015
	Senior	Subordinated	Structured	Equity/	Total Return
	Debt	Debt	Products	Other	Swaps	Total
Fair value balance as of January 1, 2015	$1,143,744	$196,859	$36,421	$125,308	$(3,445)	$1,498,887
Additions (1)	921,963	131,879	141,892	163,608	-	1,359,342
Net realized gains (losses) (2)	(5,189)	1,069	5,361	6,282	12,913	20,436
Net change in unrealized depreciation (3)	(112,169)	(37,597)	1,868	(22,943)	(10,117)	(180,958)
Sales or repayments (4)	(138,147)	(64,314)	(69,334)	(15,247)	(12,913)	(299,955)
Net discount accretion	4,052	1,169	-	-	-	5,221

Fair value balance as of December 31, 2015	$1,814,254	$229,065	$116,208	$257,008	$(13,562)	$2,402,973

Change in net unrealized appreciation (depreciation) in investments still held as of December 31, 2015 (3)	$(114,379)	$(37,501)	$4,465	$(23,068)	$(10,117)	$(180,600)

(1)	Includes increases in the cost basis of investments resulting from new and add-on portfolio investments and the capitalization of PIK interest.
(2)	Included in net realized gains (losses) in the consolidated statements of operations.
(3)	Included in net change in unrealized appreciation (depreciation) in the consolidated statements of operations.
(4)	Includes principal payments/paydowns on debt investments, collection of PIK interest, TRS settlement payments, proceeds from sales of investments and distributions received on equity investments classified as return of capital.

	Year Ended December 31, 2014
	Senior	Subordinated	Structured	Equity/	Total Return
	Debt	Debt	Products	Other	Swaps	Total
Fair value balance as of January 1, 2014	$611,276	$171,921	$55,575	$24,671	$1,861	$865,304
Additions (1)	728,137	95,372	3,000	110,597	-	937,106
Net realized gains (losses) (2)	733	1,970	(199)	-	4,487	6,991
Net change in unrealized appreciation (depreciation) (3)	(26,295)	(19,101)	2,644	2,758	(5,306)	(45,300)
Sales or repayments (4)	(201,786)	(54,617)	(24,597)	(5,189)	(4,487)	(290,676)
Net discount accretion	2,548	1,314	(2)	-	-	3,860
Transfers out of Level 3	-	-	-	(7,529)	-	(7,529)
Transfers into Level 3	29,131	-	-	-	-	29,131

Fair value balance as of December 31, 2014	$1,143,744	$196,859	$36,421	$125,308	$(3,445)	$1,498,887

Change in net unrealized appreciation (depreciation) in investments still held as of December 31, 2014 (3)	$(23,708)	$(16,798)	$2,678	$2,758	$(5,306)	$(40,376)

(1)	Includes increases in the cost basis of investments resulting from new and add-on portfolio investments and the capitalization of PIK interest.
(2)	Included in net realized gains (losses) in the consolidated statements of operations.
(3)	Included in net change in unrealized appreciation (depreciation) in the consolidated statements of operations.
(4)	Includes principal payments/paydowns on debt investments, collection of PIK interest, TRS settlement payments, proceeds from sales of investments and distributions received on equity investments classified as return of capital.

5.	Fair Value of Financial Instruments (continued)

No securities were transferred into or out of the Level 3 hierarchy during the year ended December 31, 2015. One security was transferred into the Level 3 hierarchy and one security was transferred out of the Level 3 hierarchy during the year ended December 31, 2014. These investments were transferred at fair value as of the beginning of the quarter in which they were transferred. The classification transfers between Level 3 and Level 2 were based on the observed changes in liquidity based on information supplied by a third party pricing source, whereby such liquidity information is routinely reviewed no less frequently than monthly. All realized and unrealized gains and losses are included in earnings and are reported as separate line items within the Company’s consolidated statements of operations.

6.	Related Party Transactions

CNL, certain CNL affiliates, and KKR receive compensation for advisory services and other services in connection with (i) the performance and supervision of administrative services (ii) investment advisory activities and (iii) the Company’s Offerings.

CNL Securities Corp., an affiliate of CNL, serves as the managing dealer of the Company’s Offerings and in connection therewith receives selling commissions of up to 7% of gross offering proceeds and a marketing support fee of up to 3% of gross offering proceeds. All or any portion of these fees may be reallowed to participating brokers as determined by CNL Securities Corp. The Company will pay a maximum sales load of 10% of gross offering proceeds related to the Offerings for all combined selling commissions and marketing support fees.

The Company is a party to an investment advisory agreement with CNL, as amended (the “Investment Advisory Agreement”) for the overall management of the Company’s investment activities. The Company and CNL have entered into a sub-advisory agreement with KKR (the “Sub-Advisory Agreement”), under which KKR is responsible for the day-to-day management of the Company’s investment portfolio. CNL compensates KKR for advisory services that it provides to the Company with 50% of the base management fees and performance-based incentive fees that CNL receives under the Investment Advisory Agreement. CNL earns a base management fee (referred to as an investment advisory fee) equal to an annual rate of 2% of the Company’s average gross assets as of the end of the two most recently completed months, computed and paid monthly. The computation of gross assets includes unrealized depreciation, appreciation and collateral posted with the custodian in connection with the TRS, and excludes deferred offering expenses. CNL also earns performance-based incentive fees comprised of the following two parts:

(i) a subordinated incentive fee on pre-incentive fee net investment income (as defined in the Investment Advisory Agreement), paid quarterly if earned, computed as the sum of (A) 100% of quarterly pre-incentive fee net investment income in excess of 1.75% of average adjusted capital up to a limit of 0.4375% of average adjusted capital, and (B) 20% of pre-incentive fee net investment income in excess of 2.1875% of average adjusted capital and

(ii) an incentive fee on capital gains, paid annually if earned, equal to (A) 20% of all realized gains on a cumulative basis from inception, net of (1) all realized losses on a cumulative basis, (2) unrealized depreciation at year end and (3) disregarding any net realized gains associated with the TRS interest spread (which represents the difference between (a) the interest and fees received on the TRS, and (b) the financing fees paid to the TRS Counterparty), less (B) the aggregate amount of any previously paid incentive fee on capital gains.

The terms of the Investment Advisory Agreement entitle CNL (and indirectly KKR) to receive up to 5% of gross proceeds in connection with the Offerings as reimbursement for organization and offering expenses incurred by the Advisors on behalf of the Company. During the year ended December 31, 2015, the Company recorded $3.48 million in deferred offering expenses related to the Follow-On Offering, or 0.5% of gross offering proceeds of the Follow-On Offering.

In addition, under the terms of the Investment Advisory Agreement, the Advisors are entitled to reimbursement of certain expenses incurred on behalf of the Company including expenses incurred in connection with its investment operations and investment transactions.

6.	Related Party Transactions (continued)

The Company is a party to an administrative services agreement with CNL (the “Administrative Services Agreement”) whereby CNL performs, and oversees the performance of, various administrative services on behalf of the Company. Administrative services may include transfer agency oversight and supervisory services, shareholder communication services, general ledger accounting services, calculating the Company’s net asset value, maintaining required corporate and financial records, financial reporting for the Company and its subsidiaries, internal audit services, reporting to the Company’s board of directors and lenders, preparing and filing income tax returns, preparing and filing SEC reports, preparing, printing and disseminating shareholder reports, overseeing the payment of the Company’s expenses and shareholder distributions, administering the Company’s share repurchase program, and management and oversight of service providers in their performance of administrative and professional services rendered for the Company. CNL may also enter into agreements with its affiliates for the performance of select administrative services. The Company reimburses CNL for the professional services and expenses it incurs in performing its administrative obligations on behalf of the Company. Through December 31, 2014, CNL also received reimbursement payments from the Company for professional services provided by certain officers of the Company.

Related party fees, expenses and expenses incurred on behalf of the Company during the years ended December 31, 2015, 2014 and 2013 are summarized below (in thousands):

		Year Ended December 31,
Related Party	Source Agreement & Description	2015	2014	2013
CNL Securities Corp.	Managing Dealer Agreement: Selling commissions and marketing support fees	$61,357	$72,099	$78,713

CNL and KKR	Investment Advisory Agreement: Base management fees (investment advisory fees)	70,298	48,903	30,089

CNL and KKR	Investment Advisory Agreement: Subordinated incentive fee on income(1)	8,733	17,034	6,992
CNL and KKR	Investment Advisory Agreement: Incentive fee on capital gains(2)	-	-	2,323
CNL and KKR	Investment Advisory Agreement: Offering expenses(3)	3,477	6,051	7,750

KKR	Investment Sub-Advisory Agreement: Investment expenses reimbursement	1,518	910	469

CNL	Administrative Services Agreement: Administrative and compliance services(4)	1,536	2,125	1,536

(1)	Subordinated incentive fees on income are included in performance-based incentive fees in the consolidated statements of operations. During the years ended December 31, 2015, 2014 and 2013, $13.09 million, $17.21 million and $1.71 million, respectively, of subordinated incentive fees on income were paid to the Advisors. As of December 31, 2015, 2014 and 2013, a subordinated incentive fee on income of $0.75 million, $5.11 million and $5.28 million, respectively, was payable to the Advisors.

(2)	Incentive fees on capital gains are included in performance-based incentive fees in the consolidated statements of operations. The following table provides additional details for the incentive fee on capital gains for the years ended December 31, 2015, 2014 and 2013 (in thousands):

Incentive Fee on Capital Gains for the Year Ended December 31,	2015	2014	2013
Accrued incentive fee on capital gains as of January 1,	$-	$11,128	$2,087
Incentive fee on capital gains expense during the year ended December 31,	-	(8,805)	9,041
Less: Incentive fee on capital gains paid to the Advisors during the year ended December 31,	-	(2,323)	-

Accrued incentive fee on gains as of December 31,	-	-	11,128
Less: Accrued incentive fee on capital gains attributable to unrealized gains as of December 31,	-	-	(8,805)

Incentive fee on capital gains earned by and payable to the Advisors as of December 31,	$-	$-	$2,323

(3)	The following table provides additional details for the organization and offering expenses reimbursement (in thousands):

Offering Expenses Reimbursement for the Year Ended December 31,	2015	2014	2013
Offering expenses reimbursement payable as of January 1,	$272	$240	$437
Additional offering expenses deferred during the year ended December 31,	3,477	6,051	7,750
Offering expenses reimbursement payable as of December 31,	(210)	(272)	(240)

Offering expenses reimbursement paid to the Advisors during the year ended December 31,	$3,539	$6,019	$7,947

Outstanding unreimbursed offering expenses (net of amounts payable) as of December 31,	$-	$-	$1,561

(4)	Includes $0.66 million and $0.44 million for reimbursement payments to CNL for services provided to the Company for its Chief Compliance Officer and Chief Financial Officer for the years ended December 31, 2014 and 2013, respectively. Effective January 1, 2015, these services were no longer reimbursable Advisor expenses.

6.	Related Party Transactions (continued)

KKR is obligated to remit to the Company any earned capital structuring fees based on the Company’s pro-rata portion of the co-investment transactions or originated investments in which the Company participates. As a result, the Company earned capital structuring fees of $7.61 million, $5.71 million and $11.39 million during the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, $0.18 million of capital structuring fees were receivable from the Advisors.

Indemnification - The Investment Advisory Agreement and the Sub-Advisory Agreement provide certain indemnification to the Advisors, their directors, officers, persons associated with the Advisors, and their affiliates. The managing dealer agreement provides certain indemnification to the managing dealer and each participating broker and their respective officers, directors, partners, employees, associated persons, agents and control persons. In addition, the Company’s articles of incorporation provide certain indemnifications to its officers, directors, agents, and certain other persons. As of December 31, 2015, management believed that the risk of incurring any losses for such indemnification was remote.

7.	Fee Income

Fee income, which is nonrecurring, consisted of the following (in thousands):

	Year Ended December 31,
Fee Income	2015	2014	2013
Capital structuring fees	$7,610	$5,706	$11,389
Commitment fees	477	498	722
Consent fees	—	455	83
Amendment fees	9,689	219	1,127
Other	529	152	482

Total	$18,305	$7,030	$13,803

8.	Distributions

The Company’s board of directors declared distributions for 52, 52 and 53 record dates in each of the years ended December 31, 2015, 2014 and 2013, respectively. Declared distributions are paid monthly. The total and the sources of declared distributions on a GAAP basis for the year ended December 31, 2015, 2014 and 2013 are presented in the tables below (in thousands, except per share amounts).

	Year Ended December 31,
	2015			2014			2013
	Per Share	Amount	Allocation	Per Share	Amount	Allocation	Per Share		Amount	Allocation
Total Declared Distributions	$0.80	$205,044	100.0%	$0.80	$142,018	100.0%	$0.83	(1)	$87,005	100.0%
From net investment income	0.69	176,688	86.2	0.73	130,126	91.6	0.47		49,935	57.4
From net realized gains	0.11	28,356	13.8	0.07	11,892	8.4	0.27		28,047	32.2
Distributions in excess of net investment income	—	—	—	—	—	—	0.09		9,023	10.4

(1)	Includes a special distribution of $0.03 per share.

8.	Distributions (continued)

Sources of distributions, other than net investment income and realized gains on a GAAP basis, include (i) the ordinary income component of prior year tax basis undistributed earnings and (ii) required adjustments to GAAP net investment income and realized gains in the current year to determine taxable income available for distributions. The following table summarizes the primary sources of differences between (i) GAAP net investment income and realized gains and (ii) taxable income available for distributions that contribute to tax-related distributions in excess of net investment income for the years ended December 31, 2015, 2014 and 2013 (in thousands).

Year Ended December 31,	2015	2014	2013
Ordinary income component of tax basis undistributed earnings	$56,222	$3,531	$819
Net change in unrealized (appreciation) depreciation on foreign currency forward contracts	(38,728)	43,626	(3,034)
Net change in unrealized (appreciation) depreciation on total return swaps	(10,117)	(5,306)	512
Realized losses not currently deductible	21,802	—	—
Net investment loss from Taxable Subsidiaries	2,604	1,002	—
Unearned performance-based incentive fees on unrealized gains	—	(8,805)	6,718
Offering expenses	4,481	6,833	6,502
Taxable income from investments on non-accrual status	8,455	2,615	1,048
Non-deductible excise tax expense	2,890	1,392	—
Other book-tax differences	(455)	(184)	(12)

Total(1)	$47,154	$44,704	$12,553

(1)	See Note 12 for a reconciliation of net increase in net assets resulting from operations to taxable income from distributions.

For the years ended December 31, 2015 and 2014, there were no distributions in excess of net investment income. For the year ended December 31, 2013, the tax-related sources of distributions of $12.55 million was greater than the distributions in excess of net investment income of $9.02 million. None of the distributions declared during the years ended December 31, 2015, 2014 and 2013 were classified as a tax basis return of capital.

On December 30, 2015, the Company’s board of directors declared distributions of $0.015483 per share for four record dates beginning on January 5, 2016 through and including January 26, 2016.

9.	Share Transactions

The following table summarizes the total shares issued and proceeds received in connection with the Company’s Offerings for the years ended December 31, 2015, 2014 and 2013 (in thousands except share and per share amounts).

	Year Ended December 31,
	2015		2014		2013
	Shares	Amount	Shares	Amount	Shares	Amount
Gross proceeds from offering	63,742,355	$679,862	69,802,396	$781,169	77,259,720	$849,308
Commissions and marketing support fees	—	(61,357)	—	(72,099)	—	(78,713)

Net proceeds to company	63,742,355	618,505	69,802,396	709,070	77,259,720	770,595
Reinvestment of distributions	10,950,275	105,363	7,952,695	80,646	3,664,801	36,605

Net proceeds from offering	74,692,630	$723,868	77,755,091	$789,716	80,924,521	$807,200

Average net proceeds per share	$9.69		$10.16		$9.97

As of December 31, 2015, the Company has sold 296.15 million shares of common stock through the Offerings, including reinvestment of distributions, for total gross proceeds of $3.20 billion.

The Company conducts quarterly tender offers pursuant to its share repurchase program. The Company currently limits the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the issuance of shares of its common stock under its distribution reinvestment plan. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. The Company limits repurchases in each quarter to 2.5% of the weighted average number of shares of common stock outstanding in the prior four calendar quarters. The Company’s board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice.

9.	Share Transactions (continued)

The following table is a summary of the share repurchases completed during the years ended December 31, 2015, 2014 and 2013 (in thousands, except share and per share amounts):

Repurchase Date	Total Number of Shares Offered to Repurchase	Total Number of Shares Repurchased	Total Consideration	No. of Shares Repurchased/Total Offer	Price Paid Per Share
2015:
March 2, 2015	4,435,072	555,174	$5,452	13%	$9.82
May 29, 2015	4,919,566	501,943	4,889	10%	9.74
August 28, 2015	5,424,683	1,093,421	$10,573	20%	9.67
December 1, 2015	5,911,358	1,243,483	11,502	21%	9.25

Total	20,690,679	3,394,021	$32,416	16%

2014:
March 3, 2014	2,612,555	323,324	$3,233	12%	$10.00
June 2, 2014	3,091,175	307,909	3,116	10%	10.12
August 29, 2014	3,550,268	615,007	$6,242	17%	10.15
December 1, 2014	4,000,694	401,224	4,037	10%	10.06

Total	13,254,692	1,647,464	$16,628	12%

2013:
February 20, 2013	785,106	84,074	$818	11%	$9.73
May 24, 2013	1,158,737	68,788	682	6%	9.91
August 27, 2013	1,596,287	116,779	$1,142	7%	9.78
November 25, 2013	2,084,159	359,217	3,560	17%	9.91

Total	5,624,289	628,858	$6,202	11%

10.	Borrowings

The Company’s outstanding borrowings as of December 31, 2015 and 2014 were as follows (in thousands):

	As of December 31, 2015						As of December 31, 2014
	Total Aggregate Principal Amount Committed		Principal Amount Outstanding		Carrying Value		Total Aggregate Principal Amount Committed	Principal Amount Outstanding	Carrying Value
Senior Secured Revolving Credit Facility(1)	$700,000	(2)	$632,980	(3)	$632,980		$655,000	$230,000	$230,000
Deutsche Bank Credit Facility(1)	250,000		210,000		210,000		340,000	47,000	47,000
BNP Credit Facility(1)	200,000		188,000		188,000		200,000	100,450	100,450
SMBC Credit Facility(1)	200,000		—		—		—	—	—

Total credit facilities	1,350,000		1,030,980		1,030,980		1,195,000	377,450	377,450
2014 Senior Secured Term Loan	393,000		393,000		391,612	(4)	397,000	397,000	395,228	(4)

Total borrowings	$1,743,000		$1,423,980		$1,422,592		$1,592,000	$774,450	$772,678

(1)	Subject to borrowing base and leverage restrictions.
(2)	Provides a feature that allows the Company, under certain circumstances, to increase the size of the Senior Secured Revolving Credit Facility to a maximum of $900 million.
(3)	Includes $49.70 million denominated in Euros and $58.28 denominated in British Pound Sterling.
(4)	Comprised of outstanding principal less the unaccreted original issue discount.

The weighted average stated interest rate and weighted average remaining years to maturity of the Company’s outstanding borrowings as of December 31, 2015 were 2.94% and 2.0 years, respectively, and as of December 31, 2014 were 3.24% and 3.2 years, respectively.

10.	Borrowings (continued)

Senior Secured Revolving Credit Facility

In September 2013, the Company entered into a revolving credit facility (the “Senior Secured Revolving Credit Facility”) with certain lenders and JPMorgan Chase Bank, N.A., acting as administrative agent. The Senior Secured Revolving Credit Facility consists of loans to be made in U.S. dollars and other foreign currencies in an aggregate amount of $700 million as of December 31, 2015, with an “accordion” feature that allows the Company, under certain circumstances, to increase the size of the facility to a maximum of $900 million. On May 28, 2015 and September 18, 2015, the aggregate loan commitment under the Senior Secured Revolving Credit Facility was increased by $20 million and $25 million, respectively. Availability under the Senior Secured Revolving Credit Facility will terminate on September 4, 2016 and the outstanding loans under the Senior Secured Revolving Credit Facility will mature on September 4, 2017. The Senior Secured Revolving Credit Facility is secured by substantially all of the Company’s portfolio investments and its cash and securities accounts, excluding those held by CCT Funding, Paris Funding, CCT Tokyo Funding and Halifax Funding, and provides for a guaranty by certain other subsidiaries of the Company.

The stated borrowing rate under the Senior Secured Revolving Credit Facility is generally based on LIBOR plus an applicable spread of 2.50% or, with respect to borrowings in foreign currencies, on a base interest rate applicable to such currency borrowing plus an applicable spread of 2.50%. The Company also pays an annual commitment fee on any unused commitment amounts between 0.375% and 1.00%, depending on utilization levels. The components of interest expense, average interest rates (i.e., base interest rate in effect plus the spread) and average outstanding balances for the Senior Secured Revolving Credit Facility for the years ended December 31, 2015, 2014 and 2013 were as follows (in thousands):

	Year Ended December 31,
	2015	2014	2013
Stated interest expense	$9,626	$3,344	$1,588
Unused commitment fees	1,413	3,093	180
Amortization of deferred financing costs	1,763	1,263	315

Total interest expense	$12,802	$7,700	$2,083

Weighted average interest rate	2.8%	3.1%	2.8%
Average borrowings	$347,175	$108,193	$173,356(1)

(1)	Average borrowings for the Senior Secured Revolving Credit Facility for the year ended December 31, 2013 are calculated since the inception date of the facility, or September 4, 2013

Deutsche Bank Credit Facility

In 2011, CCT Funding became a party to a revolving credit facility with Deutsche Bank AG, New York Branch (“Deutsche Bank”) and the other lenders from time to time thereto (the “Deutsche Bank Credit Facility”). Deutsche Bank serves as administrative agent under the credit facility.

On January 9, 2015, CCT Funding entered into an amendment (the “Fifth Amendment”) to the Deutsche Bank Credit Facility. The Fifth Amendment amended the Deutsche Bank Credit Facility by providing for, among other things, (i) the termination of the Tranche B1 Commitment, Tranche B2 Commitment and Tranche D Commitment, and (ii) borrowings in an aggregate amount up to $150 million on a committed basis (the “Tranche E Loans”). From and after February 11, 2015, the Fifth Amendment effective date, all outstanding loans, including Tranche B1 Loans and Tranche B2 Loans, were converted into Tranche E Loans. The Fifth Amendment also modified the interest rate and maturity date applicable to the Tranche E Loans. Pursuant to the Fifth Amendment, the Tranche E Loans are scheduled to mature, and all accrued and unpaid interest thereunder will be due and payable on February 8, 2017. Upfront fees and unfunded commitment fees were also incurred with respect to the Tranche E Loans.

On September 11, 2015, CCT Funding entered into an amendment (the “Sixth Amendment”) to the Deutsche Bank Credit Facility. The Sixth Amendment provides for, among other things, up to an additional $100 million in borrowings on a committed basis (the “Tranche F Loans”). Upfront fees and unfunded commitment fees were also incurred with respect to the Tranche F Loans. Pursuant to the Sixth Amendment, the Tranche F Loans are scheduled to mature, and all accrued and unpaid interest thereunder will be due and payable on September 11, 2017.

10.	Borrowings (continued)

Interest on the Tranche E Loans is charged at the rate of three-month LIBOR plus 1.85%. Interest on the Tranche F Loans is charged at the rate of three-month LIBOR plus 1.95%. CCT Funding also pays an annual commitment fee on any unused commitment amounts of 0.50%, plus an additional annual commitment fee of 1.95% on the excess, if any, of (i) 80% of the total commitment less (ii) the aggregate principal amount outstanding. The components of interest expense, average interest rates (i.e., base interest rate in effect plus the spread) and average outstanding balances for the Deutsche Bank Credit Facility for the years ended December 31, 2015, 2014 and 2013 were as follows (in thousands):

	Year Ended December 31,
	2015	2014	2013
Stated interest expense	$3,241	$2,557	$4,982
Unused commitment fees	404	1,310	299
Amortization of deferred financing costs	309	788	573

Total interest expense	$3,954	$4,655	$5,854

Weighted average interest rate	2.2%	2.3%	2.3%
Average borrowings	$147,148	$111,976	$221,098

The Deutsche Bank Credit Facility is secured by the portfolio investments held in CCT Funding.

BNP Credit Facility

In 2013, Paris Funding became a party to a revolving credit facility with BNP Paribas Prime Brokerage, Inc. (“BNP”) under which it may borrow up to $200 million (the “BNP Credit Facility”). Paris Funding has the right to prepay loans under the BNP Credit Facility in whole or in part at any time. Paris Funding may terminate the BNP Credit Facility with 180 days’ notice. If certain margin and collateral requirements, minimum net assets or other covenants are not met, the BNP Credit Facility could be deemed in default and result in termination. Absent a default or facility termination event, BNP is required to provide Paris Funding with 364 days’ notice prior to terminating the BNP Credit Facility.

Interest on the BNP Credit Facility is charged at the rate of one month LIBOR plus 1.10% and is payable monthly. Paris Funding also pays an annual commitment fee on any unused commitment amounts of 0.40% or 0.50%, depending on utilization levels. The components of interest expense, average interest rates (i.e., base interest rate in effect plus the spread) and average outstanding balances for the BNP Credit Facility for the years ended December 31, 2015, 2014 and 2013 were as follows (in thousands):

	Year Ended December 31,
	2015	2014	2013
Stated interest expense	$1,616	$1,356	$799
Unused commitment fees	355	683	257
Amortization of deferred financing costs	—	208	263

Total interest expense	$1,971	$2,247	$1,319

Weighted average interest rate	1.3%	1.3%	1.3%
Average borrowings	$121,375	$106,577	$110,950(1)

(1)	Average borrowings for the BNP Credit Facility for the year ended December 31, 2013 are calculated since the inception date of the facility, or June 12, 2013

Paris Funding pledges certain of its assets as collateral to secure borrowings under the BNP Credit Facility. As of December 31, 2015 and 2014, Paris Funding had investments with a fair value of $315.88 million and $258.34 million, respectively, pledged as collateral under the BNP Credit Facility. Under the terms of the BNP Credit Facility, BNP has the ability to borrow a portion of the pledged collateral (“Rehypothecated Securities”), provided that, among other things, the fair value of the borrowed collateral does not exceed the value of the loan against which the collateral was pledged and any single borrowed security does not represent the entire position of such security held by Paris Funding. Paris Funding may designate any security within the pledged collateral as ineligible to be a Rehypothecated Security, provided there are eligible securities within the segregated custody account in an amount equal to the outstanding borrowings owed by Paris Funding to BNP. Paris Funding may recall any Rehypothecated Security at any time and BNP must, to the extent commercially reasonable, return such security or equivalent security within a commercially reasonable period. In the event BNP does not return the security, Paris Funding will have the right to, among other things, apply and set off an amount equal

10.	Borrowings (continued)

to 100% of the then-current fair market value of such Rehypothecated Securities against any outstanding borrowings owed to BNP under the BNP Credit Facility. Rehypothecated Securities are marked-to-market daily and if the value of all Rehypothecated Securities exceeds 100% of the outstanding borrowings owed by Paris Funding under the BNP Credit Facility, BNP may either reduce the amount of Rehypothecated Securities to eliminate such excess or deposit into the segregated custody account an amount of cash equal to such excess. Paris Funding will continue to receive interest and the scheduled repayment of principal balances on Rehypothecated Securities. Paris Funding may receive a fee from BNP in connection with Rehypothecated Securities meeting certain criteria. Paris Funding did not recognize any fees on Rehypothecated Securities during the year ended December 31, 2015. As of December 31, 2015, there were no securities rehypothecated by BNP. Paris Funding recognized fees on Rehypothecated Securities of $0.03 million during the year ended December 31, 2014. Paris Funding did not recognize any fees on Rehypothecated Securities during the year ended December 31, 2013.

SMBC Credit Facility

On December 2, 2015, CCT Tokyo Funding entered into a revolving credit facility with Sumitomo Mitsui Banking Corporation (“Sumitomo”), under which CCT Tokyo Funding may borrow up to $200 million (the “SMBC Credit Facility”). The SMBC Credit Facility consists of a Loan and Servicing Agreement among CCT Tokyo Funding, as borrower, the Company, as servicer and transferor, Sumitomo, as administrative agent and collateral agent, and each of the lenders from time to time party thereto (the “LSA”), a Custody Agreement by and among CCT Tokyo Funding, the Company, Sumitomo and Wells Fargo Bank, National Association (“Wells Fargo”) and a Securities Account Control Agreement by and among CCT Tokyo Funding, the Company, Sumitomo and Wells Fargo, each dated as of December 2, 2015, which are collectively referred to as the SMBC Financing Agreements.

CCT Tokyo Funding’s obligations to Sumitomo under the SMBC Financing Agreements are secured by a first priority security interest in substantially all of the assets of CCT Tokyo Funding, including its portfolio of assets. Such pledged assets are held in a segregated custody account with Wells Fargo. CCT Tokyo Funding retains the benefits of ownership of the assets pledged to secure borrowings under the Financing Agreements. At the option of CCT Tokyo Funding, interest is charged at either the rate of three month LIBOR (London Interbank Offered Bank) plus 1.75%, if the average advances outstanding are greater than $100,000,000, otherwise plus 2.00%, or the higher of the Prime Rate (as defined in the LSA) or the Federal Funds rate plus 0.50%, plus 0.75% if the average advances outstanding are greater than $100,000,000, otherwise plus 1.00%. Interest is payable quarterly. From and including the Closing Date to and including the earlier to occur of (a) the date six months following the Closing Date and (b) the date upon which the amount of advances outstanding is equal to $200,000,000, CCT Tokyo Funding will also pay a quarterly non-usage fee of 0.35% on any unused commitment amounts if the average daily amount of the advances outstanding during a remittance period is equal to or greater than the lesser of (i) 50% of the borrowing base during the remittance period and (ii) $100,000,000 (such lesser amount, the “Later Period Threshold Amount”). If the average daily amount of the advances outstanding during a remittance period is less than the Later Period Threshold Amount, CCT Tokyo Funding will pay a fee of 0.875% for any unused portion up to or equal to the difference of the Later Period Threshold Amount less the amount of advances outstanding in addition to the non-usage fee of 0.35% on any remaining unused portion.

In connection with the SMBC Financing Agreements, the Company and CCT Tokyo Funding have made customary representations and warranties and are required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. In addition to customary events of default and facility termination events, the Financing Agreements contain the following additional facility termination events, among others: (a) the occurrence of a default, termination event or similar condition by the Company or CCT Tokyo Funding under third-party agreements for borrowed money above a specified value; and (b) the unfunded exposure amount exceeds $20,000,000 for more than five business days. CCT Tokyo Funding may terminate the LSA with 3 business days’ prior written notice and upon payment in full of all advances outstanding and other obligations under the credit facility, as well as a prepayment penalty. If certain requirements are not met, the LSA could be deemed in default and result in termination. Absent a default or facility termination event, Sumitomo may not terminate the LSA. The LSA has a stated maturity date of December 2, 2020.

As of December 31, 2015, CCT Tokyo Funding has not borrowed against the SMBC Credit Facility. CCT Tokyo Funding recorded amortization of deferred financing costs of $0.04 million during the year ended December 31, 2015.

10.	Borrowings (continued)

2014 Senior Secured Term Loan

On May 20, 2014, the Company entered into a senior secured term loan credit facility (the “2014 Senior Secured Term Loan”) with certain lenders and JPMorgan Chase Bank, N.A., as administrative agent. The 2014 Senior Secured Term Loan initially provided the Company with $398 million in gross proceeds. The 2014 Senior Secured Term Loan matures in May 2019, and generally bears interest at LIBOR plus 3.25% (with a LIBOR floor of 0.75%). The 2014 Senior Secured Term Loan includes an accordion feature permitting the Company to expand the facility if certain conditions are satisfied; provided, however, that the aggregate amount of the 2014 Senior Secured Term Loan is limited to the amount as determined from time to time which would not cause the covered debt amount (i.e., the Company’s aggregate debt under both the 2014 Senior Secured Term Loan and the Senior Secured Revolving Credit Facility, other permitted debt and certain other unsecured debt) to exceed the borrowing/collateral base. The 2014 Senior Secured Term Loan is secured by substantially all of the Company’s portfolio investments and its cash and securities accounts, excluding those held by CCT Funding, Paris Funding and Halifax Funding.

Maturities of the 2014 Senior Secured Term Loan for each of the next four years, in aggregate, as of December 31, 2015 were as follows (in thousands):

2016	$4,000
2017	4,000
2018	4,000
2019	381,000

$393,000

The components of interest expense, average interest rates (i.e., base interest rate in effect plus the spread) and average outstanding balances for the 2014 Senior Secured Term Loan for the year ended December 31, 2015 and 2014 were as follows (in thousands):

	Year Ended December 31,
	2015	2014
Stated interest expense	$16,039	$10,014
Accretion of original issue discount	384	228
Amortization of deferred financing costs	1,088	646

Total interest expense	$17,511	$10,888

Weighted average interest rate	4.2%	4.2%
Average borrowings	$395,477	$398,765(1)

(1)	Average borrowings for the 2014 Senior Secured Term Loan for the year ended December 31, 2014 are calculated since the inception date of the facility, or May 20, 2014.

In connection with each of the credit facilities and 2014 Senior Secured Term Loan, the Company has made customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. As of December 31, 2015 and 2014, the Company believes it was in compliance with the covenant requirements for all of its credit facilities and 2014 Senior Secured Term Loan.

11.	Commitments and Contingencies

Unfunded commitments to provide funds to portfolio companies are not recorded in the Company’s consolidated statements of assets and liabilities. Since these commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company has sufficient liquidity to fund these commitments. As of December 31, 2015, the Company’s unfunded commitments consisted of the following (in thousands):

Category / Company (1)
Unfunded revolvers:
Beyond Trust Software	$1,090

Unfunded delayed draw loans:
Traverse Midstream Partners, LLC	18,785
Marshall Retail Group, LLC	1,200

19,985

Unfunded equity commitments:
Orchard Marine, Ltd	14,975
Star Mountain SMB Multi-Manager Credit Platform, LP	45,511
Home Partners of America, Inc.	28,668
KKR BPT Holdings Aggregator, LLC	10,500
Great American Group	66,119

165,773

Total Unfunded Commitments	$186,848

(1)	May be commitments to one or more entities affiliated with the named company.

As of December 31, 2015, the Company’s unfunded debt commitments have a fair value of ($0.53) million. The Company funds its equity investments as it receives funding notices from the portfolio companies. As of December 31, 2015, the Company’s unfunded equity commitments have a fair value of zero.

In the normal course of business, the Company may enter into guarantees on behalf of portfolio companies. Under these arrangements, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. The Company has no such guarantees outstanding at December 31, 2015 and 2014.

12.	Federal Income Taxes

Income and capital gain distributions are determined in accordance with the Code and federal tax regulations, which may differ from amounts determined in accordance with GAAP. The book-to-tax differences, which could be material, are primarily due to differing treatments of income and gains on various investment securities held by the Company and expenses incurred by the Company. Permanent book and tax differences, both in timing and character, result in reclassifications to (i) paid-in capital in excess of par value, (ii) undistributed net investment income, (iii) accumulated net realized gains (losses) and (iv) accumulated net unrealized depreciation on investments, derivative instruments and foreign currency translation, as appropriate.

As of December 31, 2015 and 2014, the Company made the following reclassifications of permanent book and tax basis differences (in thousands):

Capital Accounts	2015	2014
Paid-in capital in excess of par value	$(7,372)	$(8,224)
Undistributed net investment income	58,149	26,886
Accumulated net realized gains (losses)	(50,777)	(18,662)

12.	Federal Income Taxes (continued)

The following table reconciles net increase in net assets resulting from operations to estimated taxable income available for distributions for years ended December 31, 2015, 2014 and 2013, (in thousands):

	Years Ended December 31,
	2015	2014	2013
Net (decrease) increase in net assets resulting from operations	$(38,207)	$84,317	$104,957
Net change in unrealized (appreciation) depreciation on investments	232,449	104,589	(31,027)
Net change in unrealized appreciation on cross currency swaps	(7,943)	—	—
Net change in unrealized appreciation on interest rate swaps	(6,021)	—	—
Net change in unrealized (appreciation) depreciation on foreign currency translation	(1,778)	(1,463)	1,530
Realized losses not currently deductible	21,802	—	—
Net investment loss from Taxable Subsidiaries	2,604	1,002	—
Unearned performance-based incentive fee on unrealized gains	—	(8,805)	6,718
Offering expense	4,481	6,833	6,502
Taxable income from investments on non-accrual status	8,455	2,615	1,048
Non-deductible excise tax expense	2,890	1,392	—
Other book-tax differences	(455)	(184)	(12)

Taxable income available for distributions	$218,277	$190,296	$89,716

The tax character of shareholder distributions attributable to the fiscal years ended December 31, 2015, 2014 and 2013 were as follows (in thousands):

	2015		2014		2013
Paid Distributions attributable to:	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary Income	$204,646	99.8(1)	$139,453	98.2(1)	$80,667	92.7(1)
Realized long term capital gains	398	0.2	2,565	1.8	6,338	7.3

Total	$205,044	100.0%	$142,018	100.0%	$87,005	100.0%

Paid distributions as a percentage of taxable income available for distributions	94%		75%		97%

(1)	Including short term capital gains of $–, $15,985 and $13,358 for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015 and 2014, the components of tax basis accumulated earnings were as follows (in thousands):

	2015	2014
Undistributed ordinary income – net	$69,853	$51,410
Undistributed capital gains	—	398
Unrealized gains (losses) – net	(282,819)	(67,377)
Other temporary adjustments	(15,879)	(5,383)
Capital loss carryover	(27,986)	—

Total accumulated earnings – net	$(256,831)	$(20,952)

Capital losses in excess of capital gains earned in a tax year may generally be carried forward and used to offset capital gains, subject to certain limitations. The Regulated Investment Company Modernization Act (the “RIC Modernization Act”) was enacted on December 22, 2010. Under the RIC Modernization Act, capital losses incurred by taxpayers in taxable years beginning after the date of enactment will be allowed to be carried forward indefinitely and are allowed to retain their character as either short-term or long-term losses. As such, the Company’s capital loss carryover generated during the year ended December 31, 2015 will not be subject to expiration.

For the year ended December 31, 2015, the Company had estimated taxable income in excess of the distributions made from such taxable income during the year. The undistributed taxable income for the year ended December 31, 2015 is estimated to be approximately $69.85 million, which will not be finalized until the 2015 tax returns are filed in 2016. For the years ended December 31, 2014 and 2013, the Company had taxable income in excess of the distributions made from such taxable income during the year, and therefore, the amounts carried forward to 2015 and 2014 were approximately $51.81 million and $3.53 million, respectively.

12.	Federal Income Taxes (continued)

The Company is generally subject to nondeductible federal excise taxes if it does not distribute to its shareholders an amount at least equal to the sum of (i) 98% of its net ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which the Company paid no federal income tax. For the years ended December 31, 2015 and 2014, the Company determined it had excess excise tax base income over the current year distributions. Accordingly, the Company recorded U.S. federal excise tax of $2.89 million and $1.39 million for the years ended December 31, 2015 and 2014, respectively. The Company did not record any expense for U.S. federal excise tax for the year ended December 31, 2013.

The Company’s Taxable Subsidiaries are subject to U.S. Federal and State income taxes. During the years ended December 31, 2015 and 2014, the Company recorded net federal and state deferred income tax benefits related to its Taxable Subsidiaries of approximately $0.94 million and $1.53 million, respectively, which was primarily comprised of net operating losses and unrealized depreciation in the investments. The Company recorded a valuation allowance against the full amount of the deferred tax asset because as of December 31, 2015 and 2014, it believed that it was more likely than not that the deferred tax asset would not be realized in future periods. For the years ended December 31, 2015 and 2014, the Taxable Subsidiaries had an effective tax rate of zero. The Company did not record any federal or state income tax expense or benefit during the year ended December 31, 2013.

The significant components of the net deferred tax assets as of December 31, 2015 and 2014 were as follows (in thousands):

	December 31,
	2015	2014
Deferred tax assets:
Net operating losses	$1,789	$388
Partnership basis differences	528	1,125
Other	154	—

Subtotal deferred tax assets	2,471	1,513
Less: Valuation allowance	(2,471)	(1,513)

Net deferred tax assets	$—	$—

During the year ended December 31, 2015, the Company recorded foreign income tax expense of $0.56 million, of which $0.48 million represents foreign tax withholding and is recorded net against the related interest income in the consolidated statements of operations. The Company did not record any foreign income tax expense during the years ended December 31, 2014 and 2013.

13.	Financial Highlights

The following is a schedule of financial highlights for one share of common stock during the years ended December 31, 2015, 2014, 2013 and 2012, and the period from June 17, 2011 (commencement of operations) through December 31, 2011.

	Year Ended December 31,				Period from June 17, 2011 (commencement of operations) through December 31, 2011
	2015	2014	2013	2012
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Year	$9.79	$10.00	$9.75	$9.21	$9.00
Net investment income (loss), before expense support/reimbursement(1)	0.69	0.73	0.49	0.51	(0.23)
Expense support/reimbursement(1)	—	—	(0.01)	(0.01)	0.60

Net investment income(1)	0.69	0.73	0.48	0.50	0.37
Net realized and unrealized gain (loss)(1)(2)	(0.79)	(0.18)	0.55	0.70	0.08
Net increase (decrease) resulting from investment operations	(0.10)	0.55	1.03	1.20	0.45

Distributions from net investment income(3)	(0.69)	(0.73)	(0.47)	(0.51)	(0.37)
Distributions from realized gains	(0.11)	(0.07)	(0.27)	(0.10)	—
Distributions in excess of net investment income(3)(4)	—	—	(0.09)	(0.15)	—

Net decrease resulting from distributions to common shareholders	(0.80)	(0.80)	(0.83)	(0.76)	(0.37)

Issuance of common stock above net asset value(5)	0.04	0.04	0.05	0.10	0.13
Repurchases of common stock(6)	—	—	—	—	—

Net increase resulting from capital share transactions	0.04	0.04	0.05	0.10	0.13

Net asset value, end of year	$8.93	$9.79	$10.00	$9.75	$9.21

13.	Financial Highlights (continued)

	2015	2014	2013	2012	Period from June 17, 2011 (commencement of operations) through December 31, 2011
OPERATING PERFORMANCE PER SHARE
Total investment return-net price(7)	(2.0)%	4.1%	10.2%	14.2%	6.5%
Total investment return-net asset value(8)	(0.9)%	5.9%	11.4%	14.3%	6.5%

RATIOS/SUPPLEMENTAL DATA (all amounts in thousands except ratios)
Net assets, end of Year	$2,594,022	$2,145,821	$1,430,434	$611,484	$65,163
Average net assets(9)	$2,428,271	$1,783,121	$1,036,498	$304,261	$20,926
Average borrowings(9)	$1,011,175	$572,484	$339,271	$110,072	$4,080
Shares outstanding, end of Year	290,430	219,132	143,024	62,728	7,073
Weighted average shares outstanding	254,846	177,394	104,506	31,395	2,309

Ratios to Average Net Assets:(9)
Total operating expenses before expense support/reimbursement	5.54%	5.56%	6.61%	6.46%	7.08%
Total operating expenses after expense support/reimbursement	5.54%	5.56%	6.72%	6.54%	0.51%
Net investment income	7.28%	7.30%	4.82%	5.16%	4.08%
Total investment income	12.81%	12.94%	11.54%	11.69%	4.58%
Portfolio turnover rate	26%	23%	73%	85%	1%
Asset coverage ratio(10)	2.61	3.27	2.96	3.59	3.57

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the year may not agree with the change in the aggregate gains and losses in portfolio securities for the year because of the timing of sales of the Company’s shares in relation to fluctuating market values for the portfolio.
(3)	The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the entire period; distributions per share are rounded to the nearest $0.01.
(4)	See Note 8 for further information on the source of distributions from other than net investment income and realized gains.
(5)	The continuous issuance of common stock may cause an incremental increase in net asset value per share due to the sale of shares at the then prevailing public offering price and the receipt of net proceeds per share by the Company in excess of net asset value per share on each subscription closing date. The per share data was derived by computing (i) the sum of (A) the number of shares issued in connection with subscriptions and/or distribution reinvestment on each share transaction date times (B) the differences between the net proceeds per share and the net asset value per share on each share transaction date, divided by (ii) the total shares outstanding at the end of the period.
(6)	The per share impact of the Company’s repurchase of common stock is a reduction to net asset value of less than $0.01 per share during the applicable period.
(7)	Total investment return-net price is a measure of total return for shareholders who purchased the Company’s common stock at the beginning of the period, including distributions declared during the period. Total investment return-net price is based on (i) the purchase of one share at the public offering price, net of sales load, on the first day of the period, (ii) the sale at the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) distributions payable relating to one share, if any, on the last day of the period. The total investment return-net price calculation assumes that (i) monthly cash distributions are reinvested in accordance with the Company’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then current public offering price, net of sales load, on each monthly distribution payment date. Since there is no public market for the Company’s shares, the terminal sales price per share is assumed to be equal to the net asset value per share on the last day of the period presented. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares of common stock.

13.	Financial Highlights (continued)

(8)	Total investment return-net asset value is a measure of the change in total value for shareholders who held the Company’s common stock at the beginning and end of the period, including distributions declared during the period. Total investment return-net asset value is based on (i) net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) distributions payable relating to one share, if any, on the last day of the period. The total investment return-net asset value calculation assumes that (i) monthly cash distributions are reinvested in accordance with the Company’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then current public offering price, net of sales load, on each monthly distribution payment date. Since there is no public market for the Company’s shares, terminal market value per share is assumed to be equal to net asset value per share on the last day of the period presented. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares of common stock.
(9)	The computation of average net assets and average borrowings during the period is based on the daily value of net assets and borrowing balances, respectively.
(10)	Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period. For purposes of the asset coverage ratio test applicable to the Company as a business development company, the Company regards the TRS total notional amount at the end of the period, less the total amount of cash collateral posted by Halifax Funding under the TRS, as a senior security. These data are presented in Note 4 of the consolidated financial statements.

14.	Significant Subsidiaries

In accordance with SEC Regulation S-X Rules 3-09 and 4-08(g), the Company must determine which of its unconsolidated controlled portfolio companies, if any, are considered “significant subsidiaries.” After performing this analysis, the Company determined that two of its portfolio companies, Comet Aircraft S.A.R.L. (“Comet Aircraft”) and Innovating Partners, LLC (“Innovating Partners”) are significant subsidiaries for the year ended December 31, 2015 under at least one of the significance conditions of Rule 4-08(g) of SEC Regulation S-X. Accordingly, aggregate financial information for the period from February 20, 2015 (commencement of operations) through December 31, 2015 for Comet Aircraft and for the period from April 14, 2015 (commencement of operations) through December 31, 2015 for Innovating Partners have been included as follows (in thousands):

Balance sheet items	As of December 31, 2015
Current assets	$34,422
Noncurrent assets	711,728
Current liabilities	58,250
Noncurrent liabilities	688,719
Equity	(819)

Statement of operations items	For the period from commencement of operations through December 31, 2015
Total revenue	$48,910
Total operating expense	62,903
Net operating loss	(13,993)
Net loss	(13,151)

15.	Selected Quarterly Financial Data (unaudited)

The following is the quarterly results of operations for the years ended December 31, 2015 and 2014. The following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period (in thousands, except per share amounts).

	Quarter Ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Total investment income	$87,046	$77,931	$72,166	$73,954
Net investment income	49,110	45,628	42,760	39,190
Net realized and unrealized losses	(88,794)	(105,359)	(13,336)	(7,406)
Net increase (decrease) in net assets resulting from operations	(39,684)	(59,731)	29,424	31,784
Basic and diluted earnings (losses) per common share	(0.14)	(0.23)	0.12	0.14
Net asset value per common share at end of quarter	8.93	9.26	9.67	9.74

	Quarter Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total investment income	$68,073	$63,348	$49,358	$49,933
Net investment income	47,292	35,590	26,533	20,711
Net realized and unrealized gains (losses)	(65,658)	(13,755)	9,823	23,781
Net increase (decrease) in net assets resulting from operations	(18,366)	21,835	36,356	44,492
Basic and diluted earnings (losses) per common share	(0.09)	0.12	0.22	0.30
Net asset value per common share at end of quarter	9.79	10.06	10.15	10.13

16.	Subsequent Events

On January 8, 2016, the Company announced the Follow-On Offering will be closing on or about February 12, 2016 to investors who purchase shares through the independent broker-dealer channel but will remain open to investors who purchase shares through the registered investment advisor channel. Following the closing of the Follow-On Offering to investors who purchase shares through the independent broker-dealer channel, the Company expects that, subject to the discretion of the Company’s board of directors and applicable law:

•	it will continue to conduct quarterly tender offers pursuant to its share repurchase program;

•	distributions will be declared and paid on a monthly basis, as determined by the Board; and

•	the Company’s distribution reinvestment plan will remain in effect, and participating stockholders will be able to reinvest distributions at a per share price equivalent to 90% of the public offering price pursuant to the effective registration statement at the time of purchase.

On January 13, 2016, the Company filed a tender offer statement with the SEC on Schedule TO. The Company offered to repurchase up to 6,371,100 shares of common stock at a cash price of $8.92 per share. The tender offer terminated on February 24, 2016, upon which the Company repurchased 1.83 million shares of common stock for an aggregate purchase price of $16.30 million.

On January 28, 2016, the Company’s board of directors declared distributions of $0.015483 per share for four record dates beginning on February 2, 2016 through and including February 23, 2016. On February 26, 2016, the Company’s board of directors declared distributions of $0.015483 per share for five record dates beginning on March 1, 2016 through and including March 29, 2016. On March 18, 2016, the Company’s board of directors declared distributions of $0.015483 per share for four record dates beginning on April 5, 2016 through and including April 26, 2016.

On February 2, 2016, the Company’s board of directors decreased the offering price of the Company’s public offering of common stock from $10.00 per share to $9.80 per share.

During the period from January 1, 2016 through March 16, 2016, the Company received additional net proceeds of approximately $118.03 million from its Follow-On Offering and its registered investment advisor channel, including amounts through its distribution reinvestment plan.

During the period from January 1, 2016 through March 16, 2016, the Company made payments on two of its credit facilities in the aggregate amount of $166.40 million.

A Business Development Company

For More Information:

Statement of Additional Information: Additional information about us is available in our Statement of Additional Information, dated             , 2016 which has been incorporated by reference into, and is legally part of, this prospectus. The Statement of Additional Information and this prospectus are available without charge on our website at: www.corporatecapitaltrust.com.

Contacting us: You can request free copies of this prospectus and the Statement of Additional Information and discuss your questions about us by contacting us at:

Corporate Capital Trust, Inc.

450 S. Orange Avenue

Orlando, FL 32801

866-650-0650

For questions about our investment management, please contact:

CNL Fund Advisors Company

450 S. Orange Avenue

Orlando, FL 32801

866-745-3797

Securities and Exchange Commission Information: You can also review our filings, the prospectus and the Statement of Additional Information on the SEC’s website at www.sec.gov/edgar/searchedgar/companysearch.html or at the Public Reference Room of the SEC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. You can get copies of this information, for a fee, by e-mailing or writing to:

Public Reference Room

Securities and Exchange Commission

Washington, D.C. 20549-0102

E-mail address: publicinfo@sec.gov

SEC File No. 333-189544

Managing Dealer: CNL Securities Corp., member FINRA/SIPC

A Business Development Company

STATEMENT OF ADDITIONAL INFORMATION

This STATEMENT OF ADDITIONAL INFORMATION, or SAI, is NOT A PROSPECTUS and should only be read in conjunction with our prospectus, dated     , 2016, relating to this offering and any accompanying prospectus supplement. A copy of the prospectus and any accompanying prospectus supplement may be obtained, without charge, by calling us at 866-650-0650, or by visiting our website at www.corporatecapitaltrust.com.

Our prospectus and this SAI omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission, or the SEC. The registration statement may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549, or via the SEC’s website at www.sec.gov, at no charge.

Unless otherwise noted, the terms “we,” “us,” “our” and “Corporate Capital Trust” refer to Corporate Capital Trust, Inc. Terms not defined herein have the same meaning as given to them in the prospectus.

	SAI Page	Location of Related Disclosure in the Prospectus
TABLE OF CONTENTS	SAI-1	118
INVESTMENT OBJECTIVE AND POLICIES	SAI-1	45,48-51
MANAGEMENT	SAI-6	62-67
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS	SAI-13
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	SAI-13	68-72,98
BROKERAGE ALLOCATION AND OTHER PRACTICES	SAI-15
REGULATION	SAI-15

INVESTMENT OBJECTIVE AND POLICIES

General

Our investment strategy focuses on creating an investment portfolio that generates superior risk-adjusted returns by carefully selecting investments through rigorous due diligence and actively managing and monitoring our portfolio. When evaluating an investment, we use the resources of our Advisors to develop an investment thesis and a proprietary view of a potential portfolio company’s intrinsic value. We believe our flexible approach to investing allows us to take advantage of the opportunities throughout the capital structure that offer the most favorable risk/reward characteristics.

We seek to invest primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. We anticipate that a substantial portion of our portfolio will consist of senior and subordinated debt, which we believe offer opportunities for superior risk-adjusted returns and income generation. Our debt investments may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. We may separately purchase common or preferred equity interests in transactions. Our portfolio is expected to include fixed-rate investments that generate absolute returns as well as floating-rate investments that provide protection in rising interest rate and inflationary environments.

Investment sizes will vary as our capital base changes and will ultimately be at the discretion of our Advisors subject to oversight by our board of directors.

Additionally, we may seek to securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. This could include sales of interests in the subsidiary on a non-recourse basis to purchasers who we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools, and we would retain a portion of the equity in the securitized pool of loans.

Investment Objective

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation. We pursue our investment objective by:

•	utilizing the strong investment expertise and sourcing networks of our Advisors and their respective affiliates;

•	being disciplined in selecting opportunities that offer favorable risk/reward characteristics and relative value;

•	investing primarily in the debt of privately owned, medium- and large-sized U.S. companies with a focus on originated transactions sourced through the networks of our Advisors;

•	focusing primarily on mature businesses which have long track records of stable cash flow and that have material equity investments from well-known owners;

•	seeking portfolio companies that we believe have strong, existing management teams with incentives that closely align their interests with the long-term performance of the business, such as through equity ownership; and

•	adhering to an investment approach that emphasizes strong fundamental credit analysis and rigorous portfolio monitoring.

Characteristics of Investments

While we consider each investment opportunity independently, we generally focus on portfolio companies that share the following characteristics:

•	Size. We seek to provide capital to medium- and large-sized private companies, which typically have more defensible market positions, stronger franchises and operations and better credit characteristics relative to their smaller peers. Although there are no strict lower or upper limits on the size of a company in which we may invest, we expect to focus on companies with EBITDAs greater than $25 million.

•	Capital Structure. Our portfolio consists primarily of senior and subordinated debt, which may in some cases be accompanied by warrants, options, equity co-investments, or other forms of equity participation. We seek to invest in companies that generate free cash flow at the time of our investment and benefit from material investments from well-known equity investors.

•	Management Team. We seek to prioritize investing in companies with strong management teams that we believe have a clear strategic vision, long-standing experience in their industry and a successful operating track record. We favor companies in which management’s incentives appear to be closely aligned with the long-term performance of the business, such as through equity ownership.

•	Stage of Business Life Cycle. We seek mature, privately owned businesses that have long track records of stable, positive cash flow. We do not intend to invest in start-up companies or companies with speculative business plans.

•	Industry Focus. While we will consider opportunities within all industries, we seek to prioritize industries having, in our view, favorable characteristics from a lending perspective. For example, we seek companies in established industries with stable competitive and regulatory frameworks, where the main participants have enjoyed predictable, low-volatility earnings. We give less emphasis to industries that are frequently characterized by less predictable and more volatile earnings.

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•	Geography. As a business development company under the 1940 Act, we focus on and invest at least 70% of our total assets in U.S. companies. To the extent we invest in foreign companies, we are required to do so in accordance with 1940 Act limitations and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the European Union, as well as Canada, Australia and Japan.

While we believe that the criteria listed above are important in identifying and investing in portfolio companies, we consider each investment on a case-by-case basis. It is possible that not all of these criteria will be met by each portfolio company in which we invest.

Investment Types

We anticipate that our investment portfolio will be comprised primarily of investments in senior and subordinated debt of eligible portfolio companies, which we believe offer opportunities for superior risk-adjusted returns and income generation. Our debt investments may be secured in varying degrees of priority or may be unsecured. We may also invest in common or preferred equity of portfolio companies or hold instruments that convert into such securities.

Senior Debt

We may provide senior debt for some portfolio companies. We expect that the senior debt we invest in will generally have stated terms of three to ten years and may provide for limited principal payments in the first few years of the term. We will generally seek to obtain security interests in the assets of the portfolio company, which will serve as collateral in support of the repayment of our senior debt investments. This collateral is expected to take the form of senior priority liens on the assets of the portfolio company. Our senior debt investments may bear interest at fixed or floating rates. Floating rates are expected to be set at a margin or spread over the London Interbank Offer Rate, or LIBOR.

Subordinated Debt

We may provide subordinated debt financing to portfolio companies. We expect the subordinated debt we invest in will generally have stated terms of five to ten years and provide for interest-only payments in the early years, with amortization of principal deferred to the later years. We expect that most of this subordinated debt will either be unsecured or collateralized by a subordinated lien on some or all of the assets of the borrower. This subordinated debt may bear interest at fixed or floating rates. In either event, we expect to structure our subordinated debt investments with relatively high interest rates that provide us with significant current interest income. In some cases we may invest in subordinated debt that, as defined by its terms, converts into equity or additional debt securities or initially defers interest payments.

Our subordinated debt investments may include equity features, such as warrants or options to buy a significant common equity ownership interest in the portfolio company. If a portfolio company appreciates in value, we may achieve additional investment returns from any equity interests we hold. If we are a minority interest holder, we may structure the warrants to provide provisions protecting our rights as a minority-interest holder such as the right to sell the warrants back to the company upon the occurrence of specified events. We will also seek to obtain registration rights in connection with these equity interests that enhance transferability.

We expect to hold many of our subordinated debt investments until maturity or repayment, but we may sell our investments earlier if a liquidity event takes place, such as the sale or recapitalization of the issuer, or if there is an attractive opportunity to sell the investment in a secondary market transaction. Occasionally, we may sell some or all of our subordinated debt or equity interests in a portfolio company to a third-party, such as an existing investor in the portfolio company, through a privately negotiated transaction.

Equity

We may acquire equity, in the form of preferred or common equity, in connection with a buyout or recapitalization of a portfolio company or an investment in its debt. With respect to equity investments, we intend to target an investment return substantially higher than our investments in senior or subordinated debt. However, we can offer no assurance that we can achieve such a return with respect to any investment or our portfolio as a whole.

SAI-3

Preferred equity generally has a preference as to dividends, and upon the event of liquidation, a preference over an issuer’s common stock, but ranks junior to debt securities in an issuer’s capital structure. Preferred equity generally pays dividends in cash (or additional shares of preferred equity) at a defined rate, but unlike interest payments on debt securities, preferred equity dividends are payable only if declared by the issuer’s board of directors. Dividends on preferred equity may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred equity, no dividends may be paid on the issuer’s common stock until all unpaid preferred equity dividends have been paid. Preferred equity may also be subject to optional or mandatory redemption provisions. Generally, common equity does not have any current income and its full value is realized, if at all, upon the sale of the business or following the portfolio company’s public offering.

Structured Products

We may also invest in structured products, which may include CDOs, CBOs, CLOs, structured notes and credit-linked notes. These investments may be structured as trusts or other types of pooled investment vehicles. They may also involve the deposit with or purchase by an entity of the underlying investments and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying investments or referencing an indicator related to such investments. CDOs, CBOs and CLOs are types of asset-backed securities issued by special purpose vehicles created to reapportion the risk and return characteristics of a pool of assets. The underlying pool for a CLO, for example, may include domestic and foreign senior loans, senior unsecured loans and subordinate corporate loans.

Loans and Loan Participations and Assignments

We may also invest in loan participations and assignments. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. In a typical corporate loan syndication, a number of lenders or co-lenders, usually banks, lend a corporate borrower a specified sum pursuant to the terms and conditions of a loan agreement. One of the co-lenders usually agrees to act as the agent bank with respect to the loan. Interests that we acquire may take the form of an assignment, which creates a direct or co-lending relationship with the corporate borrower or a participation in the seller’s share of the loan which places us in privity with the lender, but not the borrower. However, when we act as co-lender in connection with an assignment, we would expect to have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest.

For purposes of certain investment limitations pertaining to diversification and concentration of our portfolio investments, the issuer of a loan participation will be the underlying borrower. However, in cases where we do not have recourse directly against the borrower, both the borrower and each agent bank and co-lender interposed between us and the borrower will be deemed issuers of a loan participation.

Temporary Investments

Pending investment in the debt of private companies, we intend to invest our cash primarily in cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment. We expect to maintain cash reserves from time to time for investment opportunities, working capital and distributions.

Securities Issued by Investment Companies

Our investments in securities issued by any registered investment company are restricted by the 1940 Act. Under these limits, except for registered money market funds we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one registered investment company or invest more than 10% of the value of our total assets in the securities of more than one registered investment company. With regard to that portion of our portfolio invested in securities issued by registered investment companies, it should be noted that such investments might indirectly subject our shareholders to additional expenses as they will indirectly be responsible for the costs and expenses of such companies.

SAI-4

Other Terms

Our Advisors will seek to tailor the terms of each privately negotiated investment in a manner that attempts to protect our rights and manage risk appropriately while creating incentives for the portfolio company to achieve its business plan and improve its profitability. We intend to limit the downside risk exposure of our investment portfolio by:

•	applying our investment strategy guidelines for portfolio investments;

•	requiring a total return on investments (including both interest and potential equity appreciation) that adequately compensates for credit risk;

•	diversifying our portfolio, size permitting, with an adequate number of companies, across different industries, with different types of collateral;

•	seeking collateral or superior positions in the portfolio company’s capital structure where possible;

•	incorporating “put” rights and “call protection” into the investment structure where possible; and

•	negotiating covenants that may include affirmative and negative covenants, as well as default penalties, lien protection, change of control provisions and board rights that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital.

Additionally, we may seek, but are not required, to impose significant prepayment penalties in order to reduce or eliminate prepayment risk. Such prepayment penalties may be in the form of fees or redemption premiums. We may also enter into interest rate or currency exchange rate hedging transactions at the sole discretion of our Advisors. Such transactions should enable us to selectively modify interest rate or currency exchange rate exposure as market conditions dictate.

Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender’s monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include requiring portfolio companies to maintain adequate insurance, accounting, and tax records, and to make frequent financial reporting available to the lender.

Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender’s investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt without the lender’s approval. In addition, certain negative covenants restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio, leverage ratio or net worth requirements.

General

It is not our policy to engage in transactions with the objective of seeking profits from short-term trading. Our annual portfolio turnover rate may vary greatly from year to year. Although we cannot accurately predict our annual portfolio turnover rate, it is not expected to exceed 30% under normal circumstances. However, we do not consider our portfolio turnover rate to be a limiting factor in the execution of investment decisions for us.

Compliance with any policy or limitation on us that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. This policy will not be violated if these limitations are exceeded because of changes in the market value of portfolio companies. Except as required by the 1940 Act, our articles of incorporation, or the Code, or as otherwise provided in the prospectus or this SAI, all of our investment policies may be changed by the board of directors without shareholder approval.

Other Factors Affecting Portfolio Construction

As a business development company that is regulated under the 1940 Act and intends to qualify annually as a RIC under the Code, our investment activities are subject to certain regulatory restrictions. These restrictions include (i) requirements that we invest our capital primarily in U.S. companies that are privately owned, or that are listed on a national securities exchange with a market capitalization of less than $250 million, and (ii) investment diversification and source of income criteria imposed by the Code.

Co-Investments

Opportunities for co-investments may arise when our Advisors or their respective affiliates become aware of investment opportunities that may be appropriate for us and our affiliates’ other clients. As a business development company, we generally are not permitted to co-invest alongside certain affiliates of our Advisors in privately negotiated transactions, absent an exemptive order from the SEC. On May 21, 2013, the SEC issued an order granting us exemptive relief that expands our ability to co-invest with certain of our affiliates in privately negotiated transactions. Subject to the conditions specified in the exemptive order, we are permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR. To the extent that co-investments are outside the scope of the exemptive order, we will only participate in co-investments that

SAI-5

are allowed under existing regulatory guidance, such as syndicated transactions where price is the only negotiated term, which could limit the types of investments that we may make. See “Risk Factors—Risks Related to Our Advisors and their Respective Affiliates” in the prospectus. We currently do not, nor do we currently intend to, invest in or hold securities of companies that were, prior to our original investment, controlled by affiliates of our Advisors.

Pursuant to the exemptive relief from the SEC, investment opportunities that are presented to an affiliate’s other client may be referred to us and vice versa. For each such referral, our Advisors will independently analyze and evaluate whether the co-investment transaction is appropriate for us. In addition, in accordance with the exemptive relief from the SEC, co-investment transactions that are recommended and approved by KKR will generally be subject to the review and approval by CNL as well as a committee consisting of the three independent directors on our board of directors, which we refer to in this SAI as the independent director committee. See “Regulation.” For each type of co-investment transaction, we will apply a specific protocol, which will be approved by our independent director committee and be designed to ensure the fairness to us of the specific type of co-investment transaction. However, neither we nor any affiliates’ other client will be obligated to invest or co-invest when investment opportunities are referred to us or them.

MANAGEMENT

Board of Directors

Our board of directors consists of five members, three of whom are not “interested persons” as defined within the 1940 Act, which means that they are not affiliated with either us or our Advisors. Any director may resign at any time and may be removed only for cause, as defined in our articles of incorporation, and then only upon the affirmative vote of at least two-thirds of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called to remove a director will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director will be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence, or other incapacity of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Information regarding our board of directors is set forth below. Unless otherwise noted, the address for each director is c/o Corporate Capital Trust, Inc., 450 South Orange Ave., Orlando, FL 32801.

Name and Age of Director	Position(s) Held with Company	Term of Office-Length of Time Served	Principal Occupation Past Five Years	Other Directorships Held by Director

Interested Directors

Thomas K. Sittema, 57	Director (Class 2) and Chairman of the Board Chief Executive Officer	Appointed June 2010 Appointed September, 2014	Chief Executive Officer, 1/2011-present, and President 8/2013-present of CNL Financial Group, Inc.; Chief Executive Officer and Chairman of the Board 9/2014-present of CCT II; Director, 6/2010-present, Chief Executive Officer, 9/2014-present, and Investment Committee Member, 6/2011-present of CNL Fund Advisors Company; Chief Executive Officer, 10/2009–present of CNL Real Estate Group, Inc.; Chief Executive Officer and President, 9/2014–present of Global Income Trust, Inc.; Chief Executive Officer and President, 9/2014–present of CNL Growth Properties, Inc.	Trustee and Chairman of the Board, CCT II; Director and Vice Chairman, CNL Lifestyle Properties, Inc.; Director and Vice Chairman, CNL Healthcare Properties, Inc.; Director, World Serve Ministries, Dallas TX; Director, Crescent Resources, LLC

Erik A. Falk, 46	Director (Class 3)	Appointed December 2012	Global Head of Private Credit and Co-Portfolio Manager for Global Direct Lending and Mezzanine, 2008-present; Co-Head of KKR & Co.’s Leveraged	Trustee, CCT II; Director, Loan Syndications and Trading Association Director, Home Partners of America

SAI-6

Name and Age of Director	Position(s) Held with Company	Term of Office-Length of Time Served	Principal Occupation Past Five Years	Other Directorships Held by Director
Credit Team, 9/2008-present; member of Portfolio Management Committee of KKR, 2008-present

Independent Directors

Frederick Arnold, 62	Director (Class 2)	Appointed January 2011	Chief Financial Officer of Convergex, 7/2015-present; Executive Vice President and Chief Financial Officer, Capmark Financial Group, Inc., 9/2009-1/2011	Independent Trustee, CCT II; Director, Lehman Commercial Paper Inc.; Director, Lehman Brothers Holdings Inc.; Director, CIFC Corp.

SAI-7

Name and Age of Director	Position(s) Held with Company	Term of Office-Length of Time Served	Principal Occupation Past Five Years	Other Directorships Held by Director
James H. Kropp, 67	Director (Class 3)	Appointed January 2011	Chief Investment Officer, SLKW Investments LLC, successor to i3 Funds, LLC, 12/2008-present; Manager, Chief Financial Officer, Microproperties LLC, 2011-present; Interim Chief Financial Officer, TaxEase, LLC, 2/2009-2/2012	Independent Trustee, CCT II; Director, Chairman of the Compensation Committee, Member of the Nominating/ Corporate Governance Committee, PS Business Parks, Inc., Glendale CA; Independent Trustee, Chairman of the Audit Committee, Member of the Governance Committee, and Member of the Independent Trustee Committee, The CNL Funds (a registered investment company); Trustee and Chairman of Audit Committee, American Homes 4 Rent

Kenneth C. Wright, 59	Director (Class 1)	Appointed January 2011	Partner, Baker & Hostetler LLP, 1990-present	Independent Trustee, CCT II; Director, Florida Opportunity Fund, Winter Park FL, Director, Baker & Hostetler Florida PAC

Committee service by our Directors is as follows:

Name and Age of Director	Position(s) Held with Company	Term of Office-Length of Time Served	Principal Occupation Past Five Years	Other Directorships Held by Director
Audit Committee, Nominating and Governance Committee, Independent Director Committee

Frederick Arnold, 62	Director (Class 2)	Appointed January 2011	Executive Vice President and Chief Financial Officer, Capmark Financial Group, Inc., 9/2009-1/2011	Independent Trustee, CCT II; Director, Lehman Commercial Paper Inc.; Director, Lehman Brothers Holdings Inc.; Director, CIFC Corp.

James H. Kropp, 67	Director (Class 3)	Appointed January 2011	Chief Investment Officer, SLKW Investments LLC, successor to i3 Funds, LLC, 12/2008-present; Manager, Chief Financial Officer, Microproperties LLC, 2011-present; Interim Chief Financial Officer, TaxEase, LLC, 2/2009-2/2012	Independent Trustee, Corporate Capital Trust II; Director, Chairman of the Compensation Committee, Member of the Nominating/Corporate Governance Committee, PS Business Parks, Inc., Glendale CA; Independent Trustee, Chairman of the Audit Committee, Member of the Governance Committee, and Member of the Independent Trustee Committee, The CNL Funds (a registered investment company); Trustee and Chairman of Audit Committee, American Homes 4 Rent

SAI-8

Name and Age of Director	Position(s) Held with Company	Term of Office-Length of Time Served	Principal Occupation Past Five Years	Other Directorships Held by Director
Kenneth C. Wright, 59	Director (Class 1)	Appointed January 2011	Partner, Baker & Hostetler LLP, 1990-present	Independent Trustee, CCT II; Director, Florida Opportunity Fund, Winter Park FL, Director, Baker & Hostetler Florida PAC

Directors’ beneficial interest in us is as follows:

Name of Director	Dollar Range of Equity Securities Owned in Company (1)
Interested Directors:
Thomas K. Sittema	Over $	100,000
Erik A. Falk		none
Independent Directors:
Frederick Arnold		none
James H. Kropp		Over 100,000
Kenneth C. Wright		none

(1)	As of April 25, 2016.

Independent director ownership interest in our Advisors, Managing Dealer or a control person of these entities is as follows:

Name of Director	Name of Owner and Relationship to Director	Company	Title of Class	Value of Security	Percent of Class (1)
Frederick Arnold	Frederick Arnold (self)	None
James H. Kropp	James H. Kropp (self)	None
Kenneth C. Wright	Kenneth C. Wright (self)	None

(1)	As of most recently completed calendar year, December 31, 2015.

We will also reimburse each of the independent directors for reasonable out-of-pocket expenses incurred in connection with attending meetings of our board of directors and board committees. The table below sets forth the compensation received by each director from us for the fiscal year ended December 31, 2015.

Name of Director	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total Compensation
Interested Directors:
Thomas K. Sittema	—	—	—	—	—	—	—
Erik A. Falk	—	—	—	—	—	—	—
Independent Directors:
Frederick Arnold	$175,000	—	—	—	—	—	$175,000
James H. Kropp	$175,000	—	—	—	—	—	$175,000
Kenneth C. Wright	$175,000	—	—	—	—	—	$175,000

SAI-9

Our Executive Officers

The following persons serve as our executive officers in the following capacities. Unless otherwise noted, the address for each executive officer is c/o Corporate Capital Trust, Inc., 450 South Orange Ave., Orlando, FL 32801.

Name, Address and Age of Officer	Position(s) held with Company	Term of Office- Length of Time Served	Principal Occupation Past Five Years	Other Directorships held by Officer

Thomas K. Sittema, 57	Director (Class 2) and Chairman of the Board Chief Executive Officer	Appointed June 2010 Appointed September 2014	Chief Executive Officer, 1/2011-present, and President 8/2013-present of CNL Financial Group, Inc.; Chief Executive Officer and Chairman of the Board 9/2014-present of CCT II; Director, 6/2010-present, Chief Executive Officer, 9/2014-present, and Investment Committee Member, 6/2011-present of CNL Fund Advisors Company; Chief Executive Officer, 10/2009–present of CNL Real Estate Group, Inc.; Chief Executive Officer and President, 9/2014–present of Global Income Trust, Inc.; Chief Executive Officer and President, 9/2014–present of CNL Growth Properties, Inc.	Trustee and Chairman of the Board, CCT II; Director and Vice Chairman, CNL Lifestyle Properties, Inc.; Director and Vice Chairman, CNL Healthcare Properties, Inc.; Director, World Serve Ministries, Dallas TX; Director, Crescent Resources, LLC

Steven D. Shackelford, 52	President Chief Financial Officer and Treasurer	Appointed January 2013 Appointed November 2014	President, 12/2012–present, and Chief Financial Officer and Treasurer, 11/15/2014–present; and Investment Committee member, 1/2013-to present of CNL Fund Advisors Company; President, Chief Financial Officer and Treasurer 9/2014-present of CCT II; Chief Financial Officer, 12/2008-3/2013, and Executive Vice President, 4/2013–4/2014 of CNL Growth Properties, Inc.; Chief Financial Officer, 3/2009-3/2013, and Executive Vice President, 4/2013-4/2014 of Global Income Trust, Inc.

Kirk A. Montgomery, 59	Chief Compliance Officer General Counsel, Chief Legal Officer, and Senior Vice President Secretary	Appointed July 2013 Appointed January 2014 Appointed November 2014	Head of Regulatory Affairs, 3/2013-present of CNL Financial Group Investment Management, LLC; Chief Compliance Officer, General Counsel, Senior Vice President and Secretary 9/2014-present of CCT II; General Counsel, 3/2013–

SAI-10

Name, Address and Age of Officer	Position(s) held with Company	Term of Office- Length of Time Served	Principal Occupation Past Five Years	Other Directorships held by Officer
present of CNL Capital Markets Corp.; Chief Legal Officer, 10/2002–3/2013 of Wells Real Estate Funds, Inc.

CNL – Additional public information about CNL, as disclosed on Form ADV Part 1, may be viewed on the internet at www.adviserinfo.sec.gov under the name of CNL Fund Advisors Company.

KKR – Additional public information about KKR, as disclosed on Form ADV Part 1, may be viewed on the internet at www.adviserinfo.sec.gov under the name of KKR Credit Advisors (US) LLC.

Conflicts of Interest

The Advisors and certain of their respective affiliates will experience conflicts of interest in connection with the management of our business affairs, including, but not limited to the following:

•	The respective members, directors, officers and other personnel of the Advisors allocate their time between advising us and managing other investment and business activities in which they may be involved. The Advisors intend to devote such time as shall be necessary to conduct our business affairs in an appropriate manner. However, our Advisors will continue to devote the time, resources and other services necessary to managing their other investment and business activities and the Advisors are not precluded from conducting activities unrelated to our business affairs.

•	We may compete with certain affiliates of each of CNL and KKR for investments, subjecting such advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf. The Advisors will receive advisory and other fees from the other respective entities they manage. Because of the fee-offset provisions contained in the management agreements for such entities, the fees may not be proportionate to such entities’ investment accounts for any given transaction and the Advisors may have an incentive to favor entities from which they receive higher fees. Our Advisors intend to allocate such investment opportunities in a manner that they deem appropriate taking into account factors such as the amount of cash on-hand, target investment sizes, the timing of capital inflows and outflows and anticipated contributions and subscriptions, existing commitments and reserves, the targeted leverage level, the targeted asset mix and diversification requirements, other investment policies and restrictions set forth in applicable disclosure documents, and limitations imposed by applicable laws, rules, regulations or interpretations. The outcome of this determination may result in the allocation of all, some or none of an investment opportunity to us. In addition, subject to applicable law, affiliates of our Advisors may invest in one of our portfolio companies and hold a different class of securities than us. To the extent that an affiliate of our Advisors holds a different class of securities than us, our interests may not be aligned. Notwithstanding the foregoing, our Advisors will act in our best interest in accordance with their fiduciary duties to us.

•	The compensation payable by us to our Advisors will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law. Such compensation is payable, in most cases, regardless of the quality of the assets acquired, the services provided to us or whether we make distributions to our shareholders.

•	KKR and its affiliates may provide a broad range of financial services to companies in which we invest, in compliance with applicable law, and will generally be paid fees for such services. In addition, affiliates of KKR may act as underwriter or placement agent in connection with an offering of securities by one of our portfolio companies. The Advisors have agreed that any compensation payable to KKR, CNL or any of their respective affiliates, that is attributable to our investment in any portfolio company and is in excess of any of the limitations in or exemptions granted from the 1940 Act, any interpretation thereof by the staff of the SEC, or the conditions set forth in the exemptive relief granted to the Advisors or us by the SEC, shall, to the extent of such excess, be delivered promptly to us. KKR and CNL may face conflicts of interest with respect to services performed for these companies, on the one hand, and investments recommended to us, on the other hand.

•	From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief we may receive or have received from the SEC, we and other clients for which our Advisors provide investment management services or carry on investment activities (including, among others, clients that are employee benefit plans subject to ERISA and related regulations) may make investments at different levels of an investment entity’s

SAI-11

capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients, including in the case of financial distress of the investment entity.

•	Our Advisors and their respective affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us even though their investment objectives may be similar to ours.

•	To the extent not restricted by confidentiality requirements or applicable law, our Advisors may apply experience and information gained in providing services to our portfolio companies in providing services to competing companies invested in by our affiliates’ other clients.

•	Our Advisors and their respective affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships (including, among others, relationships with clients that are employee benefit plans subject to ERISA and related regulations), or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of our Advisors. For example, our Advisors may invest, on behalf of an affiliated fund, in a company that is a competitor of one of our portfolio companies or that is a service provider, supplier, customer or other counterparty with respect to one of our portfolio companies. Our Advisors will provide advice and recommendations to any such companies without regard to our interests. In addition, our Advisors’ ability to effectively implement our investment strategies may be limited to the extent that contractual obligations relating to these permitted activities restrict our Advisors’ ability to engage in transactions that they may otherwise be interested in pursuing. Affiliates of KKR, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of KKR have no obligation to make their originated investment opportunities available to us.

•	As a business development company, we are limited in our ability to invest in any portfolio company in which an affiliates’ other client has an investment. We are also limited in our ability to co-invest in a portfolio company with our Advisors or one or more of their respective affiliates. Some of these co-investments are only permitted pursuant to the exemptive order from the SEC.

•	The nature of our Advisors’ businesses and the participation by persons associated with the Advisors in creditors’ committees, steering committees, or boards of directors of portfolio companies, may result in our Advisors receiving material non-public information from time to time with respect to publicly held companies or otherwise becoming an “insider” with respect to such companies. The possession of “inside information” or “insider” status with respect to a portfolio company or potential portfolio company by our Advisors or their personnel may restrict our Advisors’ ability to enter into or exit from potentially profitable investments, which could have an adverse effect on our results of operations.

•	We depend to a significant extent on our Advisors’ access to the investment professionals and senior management of KKR and the information and deal flow generated by the KKR investment professionals and senior management during the normal course of their investment and portfolio management activities. The senior management and the investment professionals of our Advisors source, evaluate, analyze and monitor our investments. Our future success will depend on the continued service of the senior management and investment professionals of our Advisors.

•	Our Advisors may in the future develop new businesses such as providing investment banking, advisory and other services to corporations, financial sponsors, management or other persons. Such services by an Advisor may relate to transactions that could give rise to investment opportunities that are suitable for us. In that case, the Advisor’s client would typically require the Advisor to act exclusively on its behalf, thereby precluding us from participating in such investment opportunities. Our Advisors would not be obligated to decline any such engagements in order to make an investment opportunity available to us. In addition, our Advisors may come into the possession of information through these new businesses that limits our ability to engage in potential transactions.

•	The 1940 Act limits our ability to invest in, or hold securities of, companies that are controlled by funds managed by either of our Advisors. Any such investments could create conflicts of interest between us and our Advisors. Our Advisors may also have, or enter into, advisory relationships with other advisory clients (including, among others, employee benefit plans subject to ERISA and related regulations) that could lead to circumstances in which a conflict of interest between the Advisors’ advisory clients could exist or develop. In addition, to the extent that another client of our Advisors holds a different class of securities than us, the interest of such client and our interest may not be aligned. As a result of these conflicts and restrictions, our Advisors may be unable to implement our investment strategies as effectively as it could have in the absence of such conflicts or restrictions. In order to avoid these conflicts and restrictions, our Advisors may choose to exit these investments prematurely and, as a result, we would forgo any future positive returns associated with such investments.

•

Certain other Advisor client accounts or proprietary accounts may have investment objectives, programs, strategies and positions that are similar to, or may conflict with, our investment objectives, programs, strategies and positions, or may

SAI-12

compete with, or have interests adverse to, us. This type of conflict could affect the prices and availability of the securities or interests in which we invest. An Advisor may give advice or take action with respect to the investments held by, and transactions of, the Advisor’s other client accounts or proprietary accounts that may be different from or otherwise inconsistent with the advice given or timing or nature of any action taken with respect to the investments held by, and timing or nature of any action taken with respect to our investments and transactions. Such different advice and/or inconsistent actions may be due to a variety of reasons, including, without limitation, the differences between our investment objective, program, strategy and tax treatment and those of such other client accounts or proprietary accounts or the regulatory status of such other client accounts and any related restrictions or obligations imposed on the Advisor as a fiduciary thereof. Such advice and actions may adversely impact us.

•	Because our Managing Dealer is an affiliate of CNL, its due diligence review and investigation of us and this SAI cannot be considered to be an independent review.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

After this offering, no person will be deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of the date of this SAI, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our directors and each executive officer; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this SAI. Ownership information for those persons who beneficially own 5% or more of the Shares is based upon information furnished by our transfer agent and other information provided by such persons, if available.

Name and Address of Beneficial Owner:(1)	Number of Shares Beneficially Owned	Percentage of Class (3)
Interested Directors:
Thomas K. Sittema (2)	29,936		*
Erik A. Falk	—

Independent Directors:
Kenneth C. Wright	—
Frederick Arnold	—
James H. Kropp	11,322		*

Executive Officers:
Thomas K. Sittema (2)	29,936		*
Steven D. Shackelford	17,566		*
Kirk A. Montgomery	—

Executive Officers and Directors as a group (7 persons)	58,824		*

*	Less than one percent.
(1)	The address of each beneficial owner is c/o Corporate Capital Trust, Inc., 450 S. Orange Avenue, Orlando, Florida 32801. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
(2)	Of the 29,936 shares attributed to the beneficial ownership of Mr. Sittema, 17,469 of such shares are held of record by CNL, our advisor. Mr. Sittema serves as a director, the chief executive officer and an investment committee member of CNL. Mr. Sittema disclaims beneficial ownership of all shares held by CNL.
(3)	Based on a total of 303,671,218 shares issued and outstanding as of April 25, 2016.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company is subject to certain regulatory requirements that restrict the Company’s ability to engage in certain related-party transactions. The Company has policies and procedures in place for the review, approval and monitoring of transactions involving the Company and certain persons related to it, to ensure that it does not enter into any prohibited transactions. The following is a description of transactions since the beginning of the Company’s last fiscal year and any currently proposed transaction in which the amount exceeds $120,000 and in which any related person had or will have a direct or indirect material interest.

SAI-13

Investment Advisory Services

We have entered into an Investment Advisory Agreement with CNL pursuant to which CNL provides investment advisory services to us. CNL, and us to a limited extent, have entered into a Sub-Advisory Agreement with KKR pursuant to which KKR will assist CNL and provide investment advisory services to us. We pay CNL a management fee under the Investment Advisory Agreement consisting of a base management fee and a performance-based incentive fee. Under the Sub-Advisory Agreement, CNL pays KKR 50% of the fees that it receives under the Investment Advisory Agreement. See “Advisors Fees.” We also reimburse CNL and KKR for various expenses they incur in providing these services and performing their obligations under the agreements.

Administrative Services Agreements

We have entered into an Administrative Services Agreement with CNL whereby CNL performs or oversees the performance of various administrative services that we require as well as personnel and facilities necessary for our business and these services. For providing these services, facilities and personnel, we reimburse CNL for administrative expenses it incurs in performing its obligations. However, such reimbursement is made at an amount equal to the lower of CNL’s actual costs or the amount that we would be required to pay for comparable administrative services in the same geographic location. We will not reimburse CNL for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of CNL. Effective in 2015, we will no longer reimburse CNL for certain personnel expenses for internal legal counsel and our chief compliance officer and chief financial officer, as described in the Administrative Services Agreement.

CNL, serving as Administrator, has entered into an agreement with CNL Capital Markets Corp., an affiliate, to (a) provide certain transfer agency oversight services, including amending an existing transfer agency agreement with a duly registered transfer agent to add us as a party to the transfer agency agreement, (b) respond to administrative calls from broker-dealers, financial advisors and investors, (c) provide shareholder communication services, and (d) perform other administrative services related to the purchase, ownership and transfer of our shares.

Offering and Organizational Costs

The terms of the Investment Advisory Agreement entitle CNL (and indirectly KKR) to receive up to 5% of gross proceeds in connection with the offering as reimbursement for organization and offering expenses incurred by the Advisors on our behalf.

Through the completion of the initial offering, the Advisors were reimbursed $0.90 million for organization expenses and $10.84 million for offering expenses. At the conclusion of the initial offering, the final reimbursement rate for organization and offering expenses was 0.8% of gross offering proceeds. During the year ended December 31, 2015, we reimbursed the Advisors $3.48 million in expenses related to our follow-on offering, or 0.5% of gross offering proceeds of the follow-on offering.

We will continue to reimburse the Advisors for offering expenses in connection with the follow-on offering only to the extent that the reimbursement payments would not cause the total organization and offering expenses borne by us to exceed 5% of the aggregate gross proceeds from the offerings. The Advisors continue to be responsible for the payment of our offering expenses to the extent they exceed 5% of the aggregate gross proceeds from the offerings, without recourse against or reimbursement by us.

Officers

In connection with its services, CNL has also agreed to provide us with personnel to serve as our appointed executive officers. These individuals consist of our chief executive officer, chief financial officer, senior vice president, general counsel, and chief compliance officer, all of whom are executives of CNL and its affiliates. We do not pay any compensation to any of our executive officers. Effective in 2015, we will no longer reimburse CNL pursuant to the Administrative Services Agreement for the professional services provided by our chief compliance officer, general counsel and chief financial officer.

Initial Capital Contribution from Advisors

Pursuant to a private placement prior to the commencement of this Offering, CNL and KKR contributed an aggregate of $200,000.00 to purchase 22,222.22 shares of our common stock at $9.00 per share.

Managing Dealer Expenses

Our Managing Dealer is an affiliate of CNL. Prior to the closing of our continuous public offering to investors investing through the independent broker-dealer channel, our Managing Dealer was entitled to receive sales commissions of up to 7% of the gross proceeds of shares sold in the offerings and a marketing support fee of up to 3% of the gross offering proceeds of shares sold in the offering. Prior to the closing of our continuous public offering to investors investing through the independent broker-dealer channel, our Managing Dealer engaged unrelated, third-party participating broker-dealers in connection with the offerings and, in connection therewith, re-allowed all or a portion of such fees to participating broker-dealers. In addition, although our Managing Dealer examines the information in the prospectus for accuracy and completeness, due to its affiliation with CNL, no independent review of us was made in connection with the distribution of our shares in the offerings.

SAI-14

Structuring Fees

KKR is obligated to remit to us any earned capital structuring fees based on our pro-rata portion of a co-investment transaction or originated investment in which we participate. As a result, we earned capital structuring fees of $7.61 million during the year ended December 31, 2015.

Indemnification

The Investment Advisory Agreement and Sub-Advisory Agreement provide certain indemnification to the Advisors, their directors, officers, persons associated with the Advisors, and their affiliates. The managing dealer agreement provides certain indemnification to the Managing Dealer and each participating broker and their respective officers, directors, partners, employees, associated persons, agents and control persons. In addition, our Articles of Incorporation provide certain indemnifications to its officers, directors, agents, and certain other persons.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Subject to policies established by our board of directors, KKR is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Advisors do not execute transactions through any particular broker or dealer, but seek to obtain the best net results for us, considering the full range of a broker or dealer’s services, including: (i) competitiveness of price (including the applicable brokerage commission or dealer spread), (ii) promptness of execution and past history in executing orders, (iii) clearance and settlement capabilities, (iv) research capabilities, (v) access to markets and distribution network, and (vi) trade error rate and ability or willingness to correct errors. While our Advisors will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Advisors may select a broker based partly upon brokerage, research, or other services provided by such broker to our Advisors. In return for such services, we may pay a higher commission than other brokers would charge if our Advisors determine in good faith that such commission is reasonable in relation to the services provided. In addition, KKR is affiliated with entities that act as broker-dealers that may from time to time be involved in the private placement of debt or equity securities issued by our portfolio companies or in arranging financing for our portfolio companies. The Advisors have agreed that any compensation payable to KKR, CNL or any of their respective affiliates, that is attributable to our investment in any portfolio company and is in excess of any of the limitations in or exemptions granted from the 1940 Act, any interpretation thereof by the staff of the SEC, or the conditions set forth in any exemptive relief granted to the Advisors or us by the SEC, shall, to the extent of such excess, be delivered promptly to us.

REGULATION

We have elected to be regulated as a business development company under the 1940 Act. A business development company is a special category of investment company under the 1940 Act that was added by Congress to facilitate the flow of capital to private companies and small public companies that do not have efficient or cost-effective access to public capital markets or other conventional forms of corporate financing. Business development companies make investments in private or thinly-traded public companies in the form of long-term debt and/or equity capital, with the goal of generating current income or capital growth.

Business development companies are closed-end funds that elect to be treated as business development companies under the 1940 Act. As such, business development companies are subject to only certain provisions of the 1940 Act, as well as the Securities Act and the Exchange Act. Business development companies are provided greater flexibility under the 1940 Act than are other investment companies in dealing with their portfolio companies, issuing securities, and compensating their managers. Business development companies can be internally or externally managed and may qualify to elect to be taxed as RICs for federal tax purposes. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters, and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of a business development company’s directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of: (1) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (2) 50% of our voting securities.

SAI-15

We are generally unable to issue and sell our common stock at a price below net asset value per share. See “Risk Factors— Risks Related to Business Development Companies—Regulations governing our operation as a business development company and RIC will affect our ability to raise capital, and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a business development company, the necessity of raising additional capital may expose us to risks, including the risks associated with leverage” in the prospectus. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our shareholders, and our shareholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing shareholders, in payment of dividends, and in certain other limited circumstances.

As a business development company, we are generally not permitted to invest in any portfolio company in which our Advisors or any of their affiliates currently have an investment or to make any co-investments with our Advisors or any of their affiliates without an exemptive order from the SEC. We may, however, invest alongside our Advisors and their affiliates’ other clients in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may invest alongside such other clients’ accounts consistent with guidance promulgated by the SEC staff permitting us and such other clients’ accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that neither of our Advisors, acting on our behalf or on behalf of other clients, negotiates any term other than price. We may also invest alongside our Advisors’ respective other clients as otherwise permissible under regulatory guidance, applicable regulations and our Advisors’ allocation policies. On May 21, 2013, the SEC issued an order granting us exemptive relief that expands our ability to co-invest with certain of our affiliates in privately negotiated transactions. Subject to the conditions specified in the exemptive order, we are permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR. We currently do not, nor do we currently intend to, invest in or hold securities of companies that were, prior to our original investment, controlled by affiliates of our Advisors.

Business Development Company Regulation: Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which we refer to in this SAI as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. As discussed in greater detail below, the 1940 Act defines qualifying assets as principally including certain investments by a business development company in eligible portfolio companies. An eligible portfolio company is defined under the 1940 Act as any issuer which:

•	is organized under the laws of, and has its principal place of business in, the United States;

•	is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

•	satisfies any of the following:

a.	does not have any class of securities that is traded on a national securities exchange;

b.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

c.	is controlled by a business development company, either alone or as part of a group acting together, and the business development company has an affiliated person who is a director of the eligible portfolio company; or

d.	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

As relevant to our proposed business, the principal categories of qualifying assets under the 1940 Act are the following:

•	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC.

•	Securities of any eligible portfolio company that we control.

•	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

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•	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

•	Securities received in exchange for or distributed on or with respect to securities described in the first four items described above, or pursuant to the exercise of warrants or rights relating to such securities.

•	Cash, cash equivalents, U.S. government securities, or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a business development company must have been organized and have its principal place of business in the United States and be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Business Development Company Regulation: Control and Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or make available to the issuer of the securities significant managerial assistance without the issuer having to request such assistance. Where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance includes any arrangement whereby the business development company, through its directors, officers, or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities, money market funds, or high-quality debt securities maturing in one year or less from the time of investment so that 70% of our total assets are qualifying assets. Typically, we intend to invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as we, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we may not meet the diversification requirements in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. We expect that CNL will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors—Risks Related to Business Development Companies—Regulations governing our operation as a business development company and RIC will affect our ability to raise capital, and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a business development company, the necessity of raising additional capital may expose us to risks, including the risks associated with leverage” in the prospectus.

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Persons subject to this code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Our code of ethics is included as an exhibit to our registration statement for this offering. A copy of our code of ethics is also available on our website: www.corporatecapitaltrust.com. You may also read and copy our code of ethics at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of

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the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, our code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of our code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549.

Compliance Policies and Procedures

We and our Advisors have each adopted and implemented written compliance policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer is responsible for administering our compliance policies and procedures and each the chief compliance officer of each of our Advisors is responsible for administering the compliance policies and procedures for such advisor.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility for investments we own to KKR. KKR will vote proxies according to our proxy voting policies and procedures which are set forth below. These guidelines are reviewed periodically by the Advisors as well as our board of directors, and, accordingly, are subject to change.

As an investment adviser registered under the 1940 Act, KKR has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. These policies and procedures for voting proxies for the investment advisory clients of KKR are intended to comply with Section 206 of, and Rule 206(4)-6 under, the 1940 Act.

Proxy Policies

KKR will vote proxies relating to our securities in a manner that it believes, in its discretion, to be in the best interest of our shareholders. It will review on a case-by-case basis each proposal submitted for a shareholder vote taking into account relevant factors, including: (1) the impact on the value of the securities; (2) the anticipated costs and benefits associated with the proposal; (3) the effect on liquidity; and (4) customary industry and business practices. Although KKR will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of KKR are made by its portfolio managers and investment professionals under the supervision of KKR’s legal/compliance department. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) the recommended vote be approved by a member of KKR’s legal/compliance department prior to being submitted to the custodian; (b) associates involved in the decision making process or vote administration are prohibited from revealing how KKR intends to vote on a proposal in order to reduce any attempted influence from interested parties; and (c) where a material conflict of interest exists, the chief compliance officer designate an individual or group who can impartially help decide how to resolve such conflict.

Proxy Voting Records

You may obtain information, without charge, regarding how KKR voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, c/o Corporate Capital Trust, Inc., 450 South Orange Ave., Orlando, Florida 32801.

Securities Exchange Act and Sarbanes-Oxley Act

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act of 2002, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements will affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;

•	pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

•	pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting, which must be audited by our independent registered public accounting firm.

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The Sarbanes-Oxley Act requires us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and its regulations. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance.

Other

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, under our articles of incorporation, we are prohibited from indemnifying our directors, officers, employees, controlling persons or agents against losses that result from their negligence or misconduct, and, in the case of our independent directors, their gross negligence or willful misconduct.

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Part C: Other Information

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

The following financial statements are included in Part A of this Registration Statement:

(2)	Exhibits

(a)	Second Amended and Restated Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 8, 2012.

(b)	Second Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 8, 2014.)

(c)	Form of Indenture. (Incorporated by reference to Exhibit 2(d)(2) of the Company’s registration statement on Form N-2 (File No. 333-201499) filed on January 14, 2015.)

(d)	Form of Subscription Agreement*

(e)	Form of Distribution Reinvestment Plan (Incorporated by reference to Exhibit 2(e) filed with Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on February 18, 2011.)

(g)(1)	Investment Advisory Agreement by and between the Registrant and CNL Fund Advisors Company (Incorporated by reference to Exhibit 2(g)(1) filed with Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on March 29, 2011.)

(g)(2)	Sub-Advisory Agreement by and among the Registrant, CNL Fund Advisors Company and KKR Credit Advisors (US) LLC (formerly known as KKR Asset Management LLC) (Incorporated by reference to Exhibit 2(g)(2) filed with Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on March 29, 2011.)

(g)(3)	Investment Management Agreement between the Registrant and CCT Funding LLC (Incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.)

(g)(4)	Amendment No. 1 to Investment Advisory Agreement by and between the Registrant and CNL Fund Advisors Company (Incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on March 16, 2012.)

(h)(1)	Form of Managing Dealer Agreement by and between the Registrant and CNL Securities Corp. (Incorporated by reference to Exhibit 2(h)(1) filed with Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-189544) filed on October 16, 2013.)

(h)(2)	Form of Participating Broker Agreement (Incorporated by reference to Exhibit 2(h)(2) filed with Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-189544) filed on October 16, 2013.)

(h)(3)	Selected Dealer Agreement among the Registrant, CNL Securities Corp., CNL Fund Advisors Company, CNL Financial Group, LLC, KKR Credit Advisors (US) LLC (formerly known as KKR Asset Management LLC) and Ameriprise Financial Services, Inc. (Incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K filed on March 20, 2014.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(j)(1)	Custodian Agreement (Incorporated by reference to Exhibit 2(j) filed with Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on March 29, 2011.)

(j)(2)	Custodial Agreement among the Registrant, CCT Funding LLC, Deutsche Bank AG, New York Branch and Deutsche Bank Trust Company Americas (Incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(j)(3)	Special Custody and Pledge Agreement, dated as of June 4, 2013, by and among the Registrant, BNP Paribas Prime Brokerage, Inc. and State Street Bank and Trust Company (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 18, 2013.)

(j)(4)	Control Agreement, dated as of July 22, 2013 by and among Halifax Funding LLC, The Bank of Nova Scotia, and State Street Bank and Trust Company (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 26, 2013.)

(j)(5)	Control Agreement, dated as of September 4, 2013, among the Registrant, as borrower, JPMorgan Chase Bank, N.A., as collateral agent, and State Street Bank and Trust Company, as custodian (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 10, 2013.)

(k)(1)	Amended and Restated Escrow Agreement by and among the Registrant, UMB Bank N.A., and CNL Securities Corp . (Incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed on August 12, 2011.)

(k)(2)	Administrative Services Agreement by and between the Registrant and CNL Fund Advisors Company (Incorporated by reference to Exhibit 2(k)(2) filed with Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on March 29, 2011.)

(k)(3)	Form of Intellectual Property License Agreement by and between the Registrant and CNL Intellectual Properties, Inc. (Incorporated by reference to Exhibit 2(k)(3) filed with Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on February 18, 2011.)

(k)(4)	Limited Liability Company Agreement of CCT Funding LLC (Incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.)

(k)(5)	Credit Agreement between CCT Funding LLC and Deutsche Bank AG, New York Branch (Incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(k)(6)	First Amendment to Credit Agreement between CCT Funding LLC and Deutsche Bank AG, New York Branch (Incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed on March 16, 2012.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(k)(7)	Second Amendment to Credit Agreement between CCT Funding LLC and Deutsche Bank AG, New York Branch. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 24, 2012.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(k)(8)	Third Amendment to Credit Agreement between CCT Funding LLC, the lenders referred to therein and Deutsche Bank AG, New York Branch. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 14, 2013.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(k)(9)	Asset Contribution Agreement between the Registrant and CCT Funding LLC (Incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.)

(k)(10)	Security Agreement between CCT Funding LLC and Deutsche Bank AG, New York Branch (Incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.)

(k)(11)	Amended and Restated Expense Support and Conditional Reimbursement Agreement by and among the Registrant, CNL Fund Advisors Company and KKR Credit Advisors (US) LLC (formerly known as KKR Asset Management LLC) (Incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on March 16, 2012.)

(k)(12)	Amendment to Amended and Restated Expense Support and Conditional Reimbursement Agreement by and among the Registrant, CNL Fund Advisors Company and KKR Credit Advisors (US) LLC (formerly known as KKR Asset Management LLC). (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 7, 2013.)

(k)(13)	ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of November 15, 2012, by and between Halifax Funding LLC and The Bank of Nova Scotia. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 21, 2012.)

(k)(14)	Confirmation Letter Agreement, dated as of November 15, 2012, by and between Halifax Funding LLC and The Bank of Nova Scotia. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 21, 2012.)

(k)(15)	Amending Agreement, dated as of July 22, 2013, by and among the Registrant, Halifax Funding LLC, The Bank of Nova Scotia, and The Bank of Nova Scotia Trust Company of New York (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 26, 2013.)

(k)(16)	U.S. PB Agreement, dated as of June 4, 2013, by and between the Registrant and BNP Paribas Prime Brokerage, Inc. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 18, 2013.)

(k)(17)	Amended and Restated Committed Facility Agreement, dated as of August 29, 2013, by and between Paris Funding LLC and BNP Paribas Prime Brokerage, Inc. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 5, 2013.)

(k)(18)	Senior Secured Revolving Credit Agreement, dated as of September 4, 2013, among the Registrant, as borrower, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and ING Capital LLC as syndication agent (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 10, 2013.)

(k)(19)	Guarantee and Security Agreement, dated as of September 4, 2013, and entered into among the Registrant, as borrower, and JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, and the other parties thereto (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 10, 2013.)

(k)(20)	Amending Agreement, dated as of November 12, 2013, by and between Halifax Funding LLC and The Bank of Nova Scotia. (Incorporated by reference to Exhibit 10.32 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2013.)

(k)(21)	Fourth Amendment to Credit Agreement between CCT Funding LLC, the lenders referred to therein and Deutsche Bank AG, New York Branch. (Incorporated by reference to Exhibit 10.26 to the Company’s Current Report on Form 8-K filed on January 31, 2014.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(k)(22)	Commitment Increase Agreement by and between the Registrant and JPMorgan Chase Bank, N.S., as administrative agent. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 10, 2014.)

(k)(23)	Omnibus Amendment to the Senior Secured Term Loan Agreement, dated as of May 19, 2014, among the Registrant, as borrower, the subsidiary guarantor party thereto the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 22, 2014.)

(k)(24)	Senior Secured Term Loan Agreement, dated as of May 20, 2014, among the Registrant, as borrower, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, J.P. Morgan Securities LLC, Mizuho Bank, Ltd., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Bank PLC as co-syndication agents, joint bookrunners and joint lead arrangers and Greensledge Capital Markets LLC as co-syndication agent. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 22, 2014.)

(k)(25)	First Amendment Agreement, dated as of November 6, 2014, to the Amended and Restated Committed Facility Agreement dated August 29, 2013, between BNP Paribas Prime Brokerage, Inc. and Paris Funding LLC. (Incorporated by reference to Exhibit 10.38 to the Company’s Quarterly Report on Form 10-Q filed on November 13, 2014.)

(k)(26)	Commitment Increase Agreement, dated as of November 24, 2014, by and among the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and issuing bank. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 25, 2014.)

(k)(27)	Fifth Amendment to Credit Agreement between CCT Funding LLC, the lenders referred to therein and Deutsche Bank AG, New York Branch, as administrative agent. (Incorporated by reference to Exhibit 10.39 to the Company’s Current Report on Form 8-K filed on January 9, 2015.)

(k)(28)	Sixth Amendment to Credit Agreement between CCT Funding LLC, the lenders referred to therein and Deutsche Bank AG, New York Branch, as administrative agent. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 16, 2015.)

(k)(29)	Loan and Servicing Agreement, dated as of December 2, 2015, among CCT Tokyo Funding LLC, Corporate Capital Trust, Inc. and Sumitomo Mitsui Banking Corporation. (Incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K filed on March 21, 2016.)

(k)(30)	Custody Agreement, dated as of December 2, 2015, among CCT Tokyo Funding LLC, Corporate Capital Trust, Inc., Sumitomo Mitsui Banking Corporation and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K filed on March 21, 2016.)

(k)(31)	Securities Account Control Agreement, dated as of December 2, 2015, among CCT Tokyo Funding LLC, Corporate Capital Trust, Inc., Sumitomo Mitsui Banking Corporation and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K filed on March 21, 2016.)

(l)	Opinion of Arnold & Porter LLP (Incorporated by reference to Exhibit 2(1) filed with Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-189544) filed on October 16, 2013.)

(n)(1)	Consent of Arnold & Porter LLP (Incorporated by reference to Exhibit 2(1) filed with Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-189544) filed on October 16, 2013.)

(n)(2)	Consent of Deloitte & Touche LLP*

(n)(3)	Report of Independent Registered Public Accounting Firm*

(n)(4)	Consent of Deloitte & Touche LLP*

(r)(1)	Amended and Restated Code of Ethics of the Registrant (Incorporated by reference to Exhibit 14.1 to the Company’s Annual Report on Form 10-K filed on March 16, 2012.)

(r)(4)(i)	Power of Attorney (Incorporated by reference to Exhibit (r)(4)(i) filed with Post-Effective Amendment No. 4 to the Company’s registration statement on Form N-2 (File No. 333-189544) filed on March 24, 2015.)

*	Filed herewith

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

The following is an estimate, subject to future contingencies, of the expenses relating to the issuance and distribution of the securities being registered hereby:

SEC registration fee	$302,808
FINRA filing fee	225,500
Accounting fees and expenses	413,000
Due diligence expense reimbursement	1,240,000
Sales and advertising expenses	10,747,492
Blue sky fees and expenses	579,000
Legal fees and expenses	2,478,000
Printing and engraving	1,209,000
Miscellaneous fees and expenses	1,239,000

Total	$18,433,800

Item 28. Persons Controlled by or Under Common Control

We directly or indirectly own 100% of the voting securities of the following, which are included in our consolidated financial statements as of December 31, 2015.

Name	Jurisdiction of Organization
CCT Funding LLC	Delaware
Paris Funding LLC	Delaware
Halifax Funding LLC	Delaware
FCF LLC	Delaware
CCT Holdings LLC	Delaware
CCT Dublin Funding Limited	Ireland
CCT Irish GP LLC	Delaware
CCT Tokyo Funding LLC	Delaware

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at April 25, 2016.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	72,726

Item 30. Indemnification

Limitation on Liability

Our articles of incorporation limits the personal liability of our directors and officers to the corporation or its shareholders for monetary damages to the fullest extent permitted by Maryland law, subject to any limitation set forth under the federal securities laws. Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from:

(a)	Actual receipt of an improper benefit or profit in money, property or services; or

(b)	Active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

In addition, we intend to obtain directors’ and officers’ liability insurance.

Indemnification

Under the Maryland General Corporation Law, a Maryland corporation is required (unless its charter provides otherwise) to indemnify a director or officer who has been successful in the defense of any proceeding to which the director or officer is made or threatened to be made a party by reason of the director’s or officer’s service in that capacity and may indemnify its directors, officers, and certain other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service to the corporation or to another entity at the corporation’s request, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Maryland law does not permit indemnification in respect of any proceeding in which the party seeking indemnification has been adjudged to be liable on the basis that personal benefit was improperly received or for an adverse judgment in a suit by or in the right of the corporation, unless in either case a court orders indemnification and then only for expenses. Further, a party may not be indemnified for a proceeding brought by that party against the corporation, except (i) for a proceeding brought to enforce indemnification under the Maryland General Corporation Law, or (ii) if the articles of incorporation or bylaws, a resolution of the board of directors, or an agreement approved by the board of directors to which the corporation is a party expressly provides otherwise. In addition, Maryland law provides that reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of (i) A written affirmation by the director or officer of the director’s or officer’s good faith belief that the standard of conduct necessary for indemnification by the corporation has been met and (ii) a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by the corporation if it is ultimately be determined that such standard of conduct was not met.

Pursuant to our articles of incorporation, we are obligated to indemnify and hold harmless any present or former director or officer, and certain other individuals and entities, from and against any claim or liability to which such party seeking indemnification may become subject or which that party may incur by reason of that party’s status as a present or former director or officer or other role on our behalf, only if all of the following conditions are met:

(a)	the party seeking indemnification has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interest;

(b)	the party seeking indemnification was acting on behalf of or performing services for us;

(c)	such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a director (other than an independent director), or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent director; and

(d)	such indemnification is recoverable only out of our net assets and not from that of a shareholder.

Furthermore, under our articles of incorporation, any director, officer, or any other individual or entity, shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(a)	there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the indemnitee;

(b)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the indemnitee; or

(c)	a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Under our articles of incorporation, the advancement of our funds to an indemnitee for legal expenses and other costs incurred as a result of any legal action for which the indemnification is being sought is permissible only if all the following conditions are satisfied:

(a)	the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of us;

(b)	the indemnitee provides us with written affirmation of the indemnitee’s good faith belief that the indemnitee has met the standard of conduct necessary for indemnification by us;

(c)	the legal action is initiated by a third party who is not a shareholder, or the legal action is initiated by a shareholder and a court of competent jurisdiction specifically approves of such advancement; and

(d)	the indemnitee or its affiliates undertake to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which such indemnitee is found not to be entitled to indemnification.

The Investment Advisory Agreement provides that each of our Advisors and its officers, directors, persons associated with each Advisor, shareholders (and owners of the shareholders), controlling persons and agents are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceedings arising out of or otherwise based on the performance of any of such Advisor’s duties or obligations under the Investment Advisory Agreement or the Sub-Advisory Agreement, as applicable, or otherwise as our investment adviser, (i) to the extent such damages, liabilities, cost and expenses (A) are not fully reimbursed by insurance, and (B) do not arise by reason of willful misfeasance, bad faith, or gross negligence in such Advisor’s performance of such duties or obligations, or such Advisor’s reckless disregard of such duties or obligations, and (ii) otherwise to the fullest extent such indemnification is consistent with the provisions of our articles of incorporation, the 1940 Act, the laws of the State of Maryland and other applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the court of the issue.

Item 31. Business and Other Connections of Investment Advisor

A description of any other business, profession, vocation, or employment of a substantial nature in which CNL, and each director or executive officer of CNL, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management – Interested Directors” and “Our Investment Advisors and Executive Officers” as well as set forth in the Statement of Additional Information in the sections entitled “Management – Board of Directors” and “– Our Executive Officers.” Additional information regarding CNL is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-39197).

A description of any other business, profession, vocation, or employment of a substantial nature in which KKR, and each director or executive officer of KKR, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management – Interested Directors” and “Our Investment Advisors and Executive Officers” as well as set forth in the Statement of Additional Information in the sections entitled “Management – Board of Directors” and “– Our Executive Officers.” Additional information regarding KKR is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-69633).

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained pursuant to Section 31(a) of the 1940 Act, and the rules thereunder, are maintained at the offices of:

(a)	the registrant, Corporate Capital Trust, Inc., 450 S. Orange Avenue, Orlando, Florida 32801;

(b)	the Transfer Agent, DST Systems, Inc., 430 W. 7th Street, Ste. 219001, Kansas City, Missouri 64105;

(c)	the Custodian for the registrant, Halifax Funding and Paris Funding, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111;

(d)	the Custodian for CCT Funding, Deutsche Bank Trust Company Americas, 1761 East St. Andrew Place, Santa Ana, CA 92705;

(e)	the Custodian for Tokyo Funding, Wells Fargo Bank, National Association, 9062 Old Annapolis Road, Columbia, Maryland 21045

(f)	the investment adviser, CNL Fund Advisors Company, 450 S. Orange Avenue, Orlando, Florida 32801;

(g)	the sub-adviser, KKR Credit Advisors (US) LLC (formerly known as KKR Asset Management, LLC), 555 California Street, San Francisco, California 94104;

(h)	the administrator, CNL Fund Advisors Company, 450 S. Orange Avenue, Orlando, Florida 32801;

(i)	a sub-administrator, CNL Capital Markets Corp., 450 S. Orange Avenue, Orlando, Florida 32801;

(j)	a sub-administrator, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02021; and

(k)	a subsidiary of the registrant, CCT Dublin Funding Limited, 3rd Floor, Kilmore House, Park Lane, Spencer Dock, Dublin Ireland.

Item 33. Management Services

Not Applicable

Item 34. Undertakings

We hereby undertake:

(1)	to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than 10% from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d), or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than a prospectus filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 7 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, and the State of Florida, on the 28th day of April 2016.

By:	/s/ Thomas K. Sittema
Name:	Thomas K. Sittema
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 7 to this Registration Statement has been signed by the following persons in the capacities set forth below on April 28, 2016. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name		Title

/s/ Thomas K. Sittema		Chief Executive Officer (Principal Executive Officer)
Thomas K. Sittema

/s/ Steven D. Shackelford		Chief Financial Officer (Principal Financial and Accounting Officer)
Steven D. Shackelford

/s/ Thomas K. Sittema		Director
Thomas K. Sittema

*		Director
Erik A. Falk

*		Independent Director
Frederick Arnold

*		Independent Director
James H. Kropp

*		Independent Director
Kenneth C. Wright

*By:	/s/ Thomas K. Sittema	Attorney in Fact (Pursuant to the Power of Attorney filed herewith.)
Name: Thomas K. Sittema